

MERCANTIL
SERVICIOS FINANCIEROS



05007858

SEC FILE NUMBER 82-4648

SUPPL

Caracas April 28, 2004



Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn.: Office of International Corporate Finance

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached the following documents:

1. copy of a press release announcing the Company's results for the quarter ended June 30, 2004, which was issued on August 3, 2004, and filed with the CNV and the Caracas Stock Exchange,

2. copy of a press release, issued on July 29, 2004, announcing that the Company's Board of Directors called a General Ordinary Shareholders Meeting to be held on August 26, 2004,

3. copy of a press release, issued on August 27, 2004, announcing the approval by shareholders of the Company's results for the first semester of 2004 in the General Ordinary Shareholders' Meeting held on August 26, 2004,

4. the 2004 Semi-Annual Report, approved by the General Ordinary Shareholders' Meeting held on August 26, 2004, and filed with the Venezuelan Comisión Nacional de Valores (the "CNV") within the seven calendar days following the date of such Meeting. The Semi-Annual Report includes the Notice of the General Shareholders Meeting, sent to the CNV and published in widely circulated newspapers, fifteen days prior to the Meeting; the Company's Audited Financial Statements as of June 30, 2004, the Report presented by the Board of Directors, and the Examiners' Report,

5. copy of a press release, issued on November 3, 2004, announcing the Company's results for the quarter ended September 30, 2004, which was filed with the CNV and the Caracas Stock Exchange,

6. copy of a press release, issued on December 1st 2004, announcing that the Company had acquired 6% of its shares based on the decision by its Board and through the Tenth Phase of the Stock Repurchase Program, approved by the General Ordinary Shareholders' Meeting of August 26, 2004,

5/13

7. copy of a press release, issued on December 23, 2004, announcing that CADIVI, the Venezuelan Exchange Control Authority, approved US $ 799,828 for the conversion of the Company's dividends during the first three quarters of 2004 to ADR holders.

8. copy of a press release, issued on January 18, 2005, announcing that the Company's Board of Directors had ratified the Company's dividend guidelines,

9. copy of a press release, issued on February 4, 2005, announcing the Company's results for the quarter ended December 31, 2004, which was filed with the CNV and the Caracas Stock Exchange,

10. copy of a press release, issued on February 21st, 2005, announcing that the Company's Board of Directors called a General Ordinary Shareholders Meeting to be held on March 16, 2005,

11. the 2004 Annual Report, approved by the General Ordinary Shareholders Meeting held on March 16, 2005, and filed with the Venezuelan Comisión Nacional de Valores (the "CNV") within the seven calendar days following the date of such Meeting. The Annual Report includes the Notice of General Shareholders Meeting, sent to the CNV and published in widely circulated newspapers, fifteen days prior to the Meeting; the Company's Audited Financial Statements as of December 31, 2004, the Report presented by the Board of Directors, and the Examiners' Report,

12. copy of a press release, issued on March 17, 2005, announcing the approval by shareholders of the Company's results for the year 2004, and the approval of an extraordinary cash dividend of Bs. 100 per each outstanding class "A" or "B" common share; the approval of ordinary cash dividends for the second, third, and fourth quarters of Bs. 10 per share for each quarter; and the approval of an extraordinary stock dividend,

13. copy of a press release, issued April 12, 2005, announcing that the Company's Board of Directors approved that the dividend approved on March 16, 2005 will be paid to shareholders registered as of April 27, 2005.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addresses envelope.

Sincerely,



Julio V. Peña
Alternate Secretary to the Board of Directors

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS, C.A.
FINANCIAL REPORT SECOND QUARTER 2004

Caracas Stock Exchange: MVZ NYSE ADR Level 1: MSVFY

Caracas August 3, 2004 - Mercantil Servicios Financieros (MERCANTIL) announces its results for the quarter ended June 30, 2004.

Net Result

During the second quarter of 2004, MERCANTIL reported Net Earnings of Bs. 114,557 million (US$ 60 million), 7.3% higher than the previous quarter and showing a 50.4% year-on-year increase. Net Earnings per share reached Bs. 213, up 11.5% from the Bs.191 recorded in the second quarter of 2003. MERCANTIL's sustained growth can be evidenced from the performance of the ROE and ROA ratios which rose to 30.5% and 3.3% respectively (from 25.3% and 2.5% in the second quarter of 2003).

The increase in the quarter's Net Earnings is linked to three main aspects: a higher financial margin due to the growth in financial assets and liabilities which offset the fall in interest rates; a rise in the level of securities trading in the Venezuelan market, in which Mercantil plays a leading role; and better loan portfolio performance, requiring lower provisioning.

Assets

Total Assets rose to Bs. 14,423,749 million (US$ 7,531 million) during the quarter, 4.0% higher than in March 2004 and 36.8% higher than June 2003. Banco Mercantil's total consolidated assets, including overseas branches, were Bs. 7,029,832 million (US $ 3,671 million), 5.5% higher than in the previous quarter and 36.3% higher than June 2003. The Commercebank Holding subsidiary recorded total assets of Bs. 6,627,759 million (US$ 3,461 million), exceeding the March 31, 2004 figure by 2.6% and 13% higher than the June 2003 level.

Equity

MERCANTIL's Equity over Assets ratio at June 30, 2004 is 10.8%. Its Equity over Risk-weighted Assets ratio is 20.9%, based on the standards of the National Securities Commission (CNV), the regulatory minimum being 8% (this ratio is 21.4% based on the Basel standards). As of March 31, 2004 these indices were 10.8%, 19.9% y 19.9%, respectively.

Market Share

At June 30, 2004 the Banco Mercantil subsidiary is Venezuela's leading bank in terms of gross loan portfolio, with a market share of 15.3%. Seguros Mercantil, the insurance subsidiary, netted Bs. 121,090 million in premiums during the second quarter of 2004, ranking third in the country.

Summary of Financial Statements
(In million, except percentages)

	Bolivars				US$ Equivalent (1)			
	06-30-04	03-31-04	06-30-03	Increase (Decrease) Vs. Jun - 2003	06-30-04	03-31-04	06-30-03	Increase (Decrease) Vs. Jun - 2003
Net Income Quarter	114,557	106,722	76,185	50.4%	60	59	48	25.3 %
Income per share Bs./share	213	198	191	11.5 %	0.11	0.11	0.12	(7.1) %
Market price A share	2,500	2,300	2,200	13.6 %	1.31	1.20	1.38	(5.3) %
Market price B share	2,555	2,425	2,200	16.1 %	1.33	1.27	1.38	(3.2) %
Book value per share	2,833	2,730	2,759	2.7 %	1.48	1.43	1.73	(14.4) %
ROA	3.3 %	3.3 %	2.5 %	796 bp	3.3 %	3.3 %	2.5 %	796 bp
ROE	30.5 %	31.1 %	25.3 %	5,191 bp	30.5 %	31.1 %	25.3 %	5,191 bp
Total Assets	14,423,749	13,862,422	10,544,090	36.8 %	7,531	7,238	6,607	14.0 %
Investment Portfolio	6,710,449	6,475,612	5,033,811	33.3 %	3,504	3,381	3,154	11.1 %
Loan Portfolio	5,781,760	5,287,371	4,006,857	44.3 %	3,019	2,761	2,511	20.2 %
Deposits	11,384,325	10,601,635	8,326,440	36.7 %	5,945	5,536	5,217	13.9 %
Shareholders' Equity	1,557,948	1,501,321	1,101,807	41.4 %	813	784	690	17.8 %

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchange rates in Appendix VI. As of February 2003 the exchange rate in Venezuela was controlled.

//MERCANTIL

Contents

Venezuelan Economic Environment

Economic Activity

The behavior of the Venezuelan economy during the second quarter of 2004 showed encouraging results, derived from higher oil prices, the recovery of the domestic economy, a more flexible supply of foreign exchange and the expansion of public spending, all under the electoral environment.

Oil sector and reserves

On the international front, the rise in oil prices on international markets led the quotation of the Venezuelan oil basket to average 30 US$/barrel during the first semester of 2004, versus 26 US$/barrel in the first semester of 2003. International reserves stood at US$ 22.6 billion at the close of the semester, reflecting an accumulated increase of US$ 2 billion. On the foreign exchange market, the high level of international reserves and a more rapid delivery of foreign currency, at the controlled exchange rate, resulted in a drop in the quotation of the parallel exchange rate.

Fiscal Policy

The latest available figure corresponds to January-April which indicates unprecedented year-on-year real growth in ordinary expenses (68.7%), supported partially by higher oil-related tax revenue and an increase in tax revenue from non-oil activities, which contributed to the 83.4% rise in ordinary revenues. Revenues were insufficient to cover growing expenditure which explains why the administration accumulated an ordinary deficit of Bs. 1.25 billion during that four-month period, which called for Bs. 5,296 million in internal financing.

The use of public spending contributed to the recovery of economic activity. However, economic growth failed to reduce unemployment significantly. The jobless rate remained high at 17%, with the informal market accounting for 52% of the workforce during the first quarter.

MERCANTIL

Inflation

Monthly variations in retail and wholesale prices slowed down and became less volatile, unlike the way they behaved in the first quarter of 2003. Lower price index growth may well be explained by the reduction in exchange market expectations, particularly as far as the parallel exchange rate quotation is concerned. Another contributing element was the liberalization and adjustment of the controlled prices of goods and services, fostering an increase in domestic supply.

Money Supply

In the money and financial markets, monetary policy was predominantly contractionary, with the exception of March and April, when the Central Bank's open market operations had a net positive effect on the money market with the purpose of supplying the system with money to facilitate operations for the Bond offering issued by the Finance Ministry. Increased money supply in commercial and universal banks', contributed towards a drop in interest rates, with lending rates averaging 17.8% (12 percentage points below the figure for 2003) while the yield from deposit rates (fixed term deposits, 90 days) was 12.3% (7 percentage points less than in 2003). In this context, the commercial and universal banks improved their financial intermediation activities and the loan portfolio grew 19.2% in real terms from January to May, after the drop experienced in the same period the two preceding years.


Interest Rate in Venezuela
60
50
40
30
20
10
0
Mar, 02
Jun, 02
Sep, 02
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03
Mar, 04
Jun, 04
Lending Rate
CD 90 Days Avg.
Lending Rate

U.S. Economic Environment

Economic Activity

The U.S. economy kept exceptionally strong during the first quarter of 2004, with higher-than-usual growth. Figures from the Department of Commerce indicate that the U.S. economy may have grown by 3.9% in the first quarter of the year and according to estimates it might grow between 4.2 and 4.7% during 2004. Growth will remain sustained for the second part of the year due to the delayed effect of the exchange rate depreciation on exports, a favorable climate for business in the private sector, maintenance of high levels of consumer confidence and an expansionary monetary and fiscal policy.


Euro / Dollar
1.35
1.25
1.15
1.05
0.95
0.85
0.96
0.98
1.02
1.08
1.17
1.17
1.26
1.23
1.22
Jun, 02
Sep, 02
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03
Mar, 04
Jun, 04

Inflation

In May annualized inflation rate measured by the Consumer Price Index was 5.1%, significantly higher than the annual inflation recorded in 2003, although this acceleration continues to be interpreted as transitory. The core personal consumption deflator (the FED's preferred inflation measure) is 1.6% higher than last year.

Employment

One of the main concerns over the recovery of growth rates in the United States has been the low impact on the creation of jobs. Despite a slight fall in the last quarter of 2003, the unemployment rate remained stable, up to June this year, at 5.6%.


Libor Rate 90 Days
3
2.5
2
1.5
1
Jun, 02
Sep, 02
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03
Mar, 04
Jun, 04

The non-financial corporate sector has increased its productivity (with the drop in unit costs). Private investment which had already grown at a rate of 10.8% in the second semester of 2003, slowed down a little in the first quarter of this year. There are clear signs that investment in machinery, equipment and software will continue to increase throughout the year, judging by the sound evolution of purchase orders by the private sector. Tax cuts in 2003, combined with low interest rates, had some positive effects on private consumption.

Fiscal and monetary policy


PRIME RATE
5.0%
4.0%
3.0%
2.0%
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04

The recent quarter percent increase in federal funds indicates that the FED is prepared to act aggressively at the mere sign of inflation looking set to accelerate. At the same time, the latest estimates by the Congressional Budget Office indicate that the federal government deficit might expand to 4% of the GDP this year, a clear symptom of fiscal expansion which, though backs the recovery under way, casts some doubt over the continuity of this pattern of economic policy in the future. The monetary policy of prolonged low interest rates has helped not only to reduce the cost of short-term borrowing, but has also enabled companies to refinance their debt under favorable conditions, improving the liquidity of their balance statements. Despite the fact that U.S. exports have been rising since April 2003, and also that the exchange rate weighted by trade volumes has dropped by 12% compared with the peak for the first months of 2002, the growth of imports induced by world economic recovery has driven the trade deficit to record figures once again in April when the deficit reached US$ 48 billion. However, an improvement in trade flows can be expected when the U.S. economy recovers and spurs growth in the rest of the world.

MERCANTIL

Summary Of Accounting Principles Used To Prepare Financial Statements

Consolidation

MERCANTIL's financial statements are presented in accordance with the standards issued by the National Securities Commission of Venezuela (CNV) and where the CNV has not issued provisions, the Accounting Principles Generally Accepted in Venezuela have been used. Those standards require financial statements to be prepared on a consolidated basis. The main subsidiaries are listed below:

- Banco Mercantil, C.A., universal bank in Venezuela and its branches abroad,
- Commercebank, N.A., bank in the United States of America,
- Seguros Mercantil, C.A., insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama,
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman,
- Merinvest,C.A, a securities brokerage in Venezuela

Venezuelan Securities Commission (CNV) accounting standards

According to CNV's standards, MERCANTIL's financial statements are presented in historic figures after the financial year ended on December 31, 1999. For that reason, as of January 2000, MERCANTIL did not continue to adjust for inflation its primary financial statements. Hence, fixed assets, among others, are expressed at the value adjusted for the effect of inflation up to December 31, 1999. The market value determined by independent valuations is higher than the cost adjusted for inflation. New additions are being recorded at their acquisition cost.

Contribution of main Subsidiaries as June 30, 2004

(In billion of Bolivars)

MERCANTIL SERVICIOS FINANCIEROS (1)

Equity: Bs. 1,558

	Banco Mercantil	Commercebank Holding Corp.	Holding Mercantil Int'l	Seguros Mercantil	Merinvest	Others	
Shareholders' equity	Bs. 973	Bs. 328	Bs. 73	Bs. 93	Bs. 62	Bs. 89	
Main Activity	Venezuelan Domestic bank	U.S.A Domestic bank & Brokerage	International banks (Switzerland, Panama, Curazao & Cayman Islands)	Insurance	Investment Banking, Mutual Funds, Trading & Brokerage	Holding and Other no Financial Businesses	**Total**
Total assets	6,805	6,628	527	296	56	112	14,424
% Assets	47.2%	46.0%	3.7%	2.1%	0.4%	0.8%	
Investment	2,834	3,290	282	185	53	67	6,711
Loan portfolio	2,447	3,165	170	—	—	—	5,782
Deposits	5,492	5,376	516	—	—	—	11,384
Net income	98	10	-1	7	9	-9	114

(1) Financial information in keeping with the standards issued by the CNV. Includes the effect of eliminations specific to the consolidation process.

Analysis of Consolidated Financial Statements

Financial Operating Results

(In millions of Bolivars)	Quarter ended on 06-30-04	Quarter ended on 06-30-03	Increase (decrease) Bolivars	Increase (decrease) %	Semester ended on 06-30-04	Semester ended on 06-30-03	Increase (decrease) Bolivars	Increase (decrease) %
Gross Financial Margin	**208,789**	**193,858**	**14,931**	**7.7 %**	**406,821**	**381,613**	**25,208**	**6.6 %**
Provision for Loan Losses	**10,266**	**57,449**	**(47,183)**	**(82.1)%**	**37,006**	**106,196**	**(69,190)**	**(65.2) %**
Net Financial Margin	198,523	136,410	62,114	45.5 %	369,815	275,418	94,397	34.3 %
Commissions And Other Income	**140,159**	**91,451**	**48,707**	**53.3 %**	**283,325**	**186,661**	**96,664**	**51.8 %**
Insurance Premiums, Net Of Claims	**13,627**	**11,330**	**2,298**	**20.3%**	**24,985**	**17,438**	**7,547**	**43.3 %**
Net Financial Margin	352,309	239,191	113,118	47.3 %	678,124	479,516	198,608	41.4%

Gross Financial Margin

The Gross Financial Margin increased by 7.7% in the second quarter of 2004 compared to the second quarter of last year, mainly due to: a) a 4.8% increase in the margin transactions in Bolivars and b) an 1.3% decrease in overseas operations.

The 47.1% and 44.2% increase in the volumes of financial assets and liabilities in Venezuela compared with the second quarter of 2003, contributed to the variation in the Gross Financial Margin, since interest rates in Venezuela fell significantly over that same period. The volumes of financial assets and liabilities corresponding to overseas operations (in Dollar terms) rose by 9.7% and 6.9% respectively compared with June 2003, and although interest rates for these operations changed their bearish tendency, only a minimum level of growth was registered during the second quarter of 2004.

Interest rate trends published by the Central Bank of Venezuela (BCV) and those applicable to overseas operations can be seen in the figures in the Economic Environment section.

Provision for Loan Losses

During the second quarter of 2004, Bs. 10,266 million (US$ 5.5 million) of Loan Losses provisions were registered, reflecting a year-on-year decrease of 82.1%. This variation is principally due to the improved performance of the loan portfolio in Venezuela and abroad, requiring fewer provisions.

The allowance for loan portfolio at June 30, 2004 covers 306.9% of total past due and in litigation loans. It includes an additional component to consider any differences liable to affect Management's loss estimates, mainly in Venezuela. Write-offs for the quarter amounted to Bs. 13,489 million in Venezuela and US$ 238 thousand abroad.

MERCANTIL

Commissions, Other Income and Insurance Premiums, Net

Commissions and Other Income increased by 53.3% (Bs. 48,707 million) in the second quarter of 2004, year on year, mainly due to the fact that trading operations in the securities market increased by Bs. 12,856 million.

During the second quarter of 2004, opportunities in the fixed income local market were identified. Two determining factors were behind the current market situation: a) improved conditions of liquidity in the local fixed income market due to the absence of an official exchange market, and b) the important participation of investment portfolio's of financial players with respect to their total assets. This situation allowed a greater turnover of investment portfolios of Mercantil's local financial vehicles.

Other Income includes Bs. 12 billion from major recoveries of charged-off loans and interest from insurance premium financing and Bs. 13 billion from bonds with foreign exchange indexation clauses.

Insurance Premiums, net of Claims, increased by 20.3% (Bs. 2,298 million) in the second quarter of 2004 compared with the same period a year earlier. This improved insurance activity is mainly due to the 21.4% increase in premiums, which reached Bs. 64,549 million (US$ 33.7 million) in the second quarter of 2004 with 21.7% increase in claims over the same period. During the second quarter of 2004, net premiums totaling Bs. 121,090 million were collected, 35.7 % higher than in the second quarter of 2003.

Composition of Total Income
Bs. 362,575 million
US$ 189 million
June 2004


58%
16%
6%
20%
65%
15%
3%
17%
II QUARTER 2004
II QUARTER 2003
Gross Financial Margin
Commissions and Insurance premiums, Net
Income on Sale of Investment Securities
Other Income

MERCANTIL

Operating Expenses

In million of Bolivars	Quarter ended on 06-30-04	Quarter ended on 06-30-03	Increase (decrease) Bolivars	Increase (decrease) %	Semester ended on 06-30-04	Semester ended on 06-30-03	Increase (decrease) Bolivars	Increase (decrease) %
Operating Income	352,309	239,191	113,118	47.3%	678,124	479,516	198,608	41.4 %
Operating Expenses	**229,226**	**155,636**	**73,589**	**47.3 %**	**428,848**	**335,495**	**93,353**	**27.8 %**
Taxes (Current and Deferred)	8,237	7,162	1,075	15.0%	27,396	15,789	11,606	73.5%
Minority Interest	290	208	82	39.3%	602	292	310	106.3 %
Net Income	114,557	76,184	38,372	50.4%	221,278	127,940	93,338	73.0 %

Operating Expenses rose by 47.3% (Bs. 73,589 million) during the second quarter of 2004 compared with the second quarter of 2003, attributable mainly to:

- A Bs. 14,656 million increase in Staff Expenses (20.9%) due principally to the minimum wage measures introduced by the Venezuelan Government and the application of wage increase policies, incentive schemes and staff benefits under the 2004-2006 collective bargaining agreement
- A Bs. 24,436 million rise in Other Operating Expenses (39.3%). Inflation in Venezuela was 22.3% over the last twelve months, while devaluation was 20% in the same period. This is having a significant effect on MERCANTIL's operating costs.


80.0%
74.0%
68.0%
62.0%
56.0%
50.0%
10.5%
8.5%
6.5%
4.5%
2.5%
0.5%
1,999
2,000
2,001
2,002
2,003
2,004
OPERATING EXPENSES/TOTAL INCOME
OPERATING EXPENSES/AVERAGE TOTAL ASSETS

Other Operating Expenses also include Bs.. 12,400 million in permanent losses caused by the decline in the reasonable market value of certain securities, Bs. 13,700 million in provisions for operating losses, as well as advisory expenses related to the changes in the business and organizational model in all of MERCANTIL's units, among others

The efficiency ratio measured as the percentage of Operating Expenses over Average Assets, went from 6.4 % in the second quarter of 2003 to 6.2% in June 2004. This ratio has fallen over the last five years thanks to the sustained reduction of operating expenses associated with the optimization of the number of branch offices in Venezuela, the reduction of headcount and an ongoing analysis of costs and efficiency in operating processes. Assets grew in real terms both in Venezuela and in the Company's U.S. operations (inter-annual growth of 0.8% in Bs. and 1.7% in US$, respectively over the last 5 years).



MERCANTIL has striven to cut costs, while diverting clients towards less costly channels and improving customer service:

Volume of Transactions by Channel


34%
35%
18%
8%
27%
32%
21%
7%
26%
32%
8%
YEAR 2002
YEAR 2003
YEAR 2004
POS
Call Center(CAM)
Intenet
ATM'S
Office

Net Income

MERCANTIL continues to show a sustained growth in its results as shown by the behavior of ROE and ROA indicators in the graph bellow:


36.0%
33.0%
30.0%
27.0%
24.0%
21.0%
18.0%
15.0%
3.6%
3.3%
3.0%
2.7%
2.4%
2.1%
1.8%
1.5%
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
ROE
ROA

ROE and ROA continued to grow due to the substantial rise in net earnings attributable to: exchange adjustments, control of operating expenses mentioned above and a higher volume of financial assets and liabilities which has offset the effect on the financial margin due to lower interest rates.

MERCANTIL

Balance Sheet

Bellow the main variations of the Balance Sheet during the second quarter of 2004, with respect to March 31, 2004 are explained. Comparative information with respect to June 30, 2003 is also shown.

Summary of Balance Sheet
(Million Bolivars, except percentage)

In million of Bolivars	06-30-04	03-31-04	06-30-03	Jun 2004 Vs. Mar 2004 Increase (decrease)	Jun 2004 Vs. Mar 2004 % Vs. Mar	Jun 2004 Vs. Jun 2003 Increase (decrease)	Jun 2004 Vs. Jun 2003 % Vs. Jun
Investment Portfolio	6,710,449	6,475,612	5,033,811	234,837	3.6%	1,676,638	33.3%
Loan Portfolio	5,781,760	5,287,371	4,006,857	494,389	9.4%	1,774,902	44.3%
Total Assets	14,423,749	13,862,422	10,544,090	561,327	4.0%	3,879,659	36.8%
Deposits	11,384,325	10,601,635	8,326,440	782,690	7.4%	3,057,885	36.7%
Shareholders´ Equity	1,557,948	1,501,321	1,101,807	56,627	3.8%	456,141	41.4%
Assets in Trust	3,941,265	3,661,180	2,892,798	280,085	7.7%	1,048,467	36.2%

Investment Portfolio

The investment portfolio grew Bs. 234,837 million (3.6%) in the second quarter of 2004. This increase includes: a) a 4.1% increase in transactions in Bolivars and b) 3.3% growth in Dollar terms in overseas operations.

Total investments in Securities Issued or Guaranteed by the Venezuelan Government (excluding the Central Bank) account for 0.7 times MERCANTIL's equity and 7.1% of its assets. Accordingly, these securities account for 0.9 times Banco Mercantil's equity and 12.6% of its assets. According to a Central Bank source, at June 30, 2004 MERCANTIL held 4.4% of the domestic public debt securities issued by the Venezuelan State.

Composition of the Investment Portfolio

Investments distributed by company, issuer and currency are shown bellow:

Investment Portfolio Distribution
(In millions)

		Banco Central de Venezuela	US Government	US Agencies	Int'l Private	Venezuelan Government	Venezuelan Private	Total	Total Bs.
Banco Mercantil	Bs.	1,630,000	0	0	0	791,515	21,270	2,442,785	2,442,785
	US$	0	36	4	90	50	24	204	390,974
Commercebank	US$	0	608	654	456	0	0	1,718	3,289,522
Seguros Mercantil & Others	Bs.	0	0	0	0	117,126	4,490	121,615	121,615
	US$	0	78	19	106	9	31	243	465,552
TOTAL									**6,710,449**
Distribution %		**24.3%**	**20.6%**	**19.3%**	**18.6%**	**15.2%**	**2.0%**		**100%**

Loan Portfolio

The Net Loan Portfolio increased by Bs. 494,389 million (9.4%) in the second quarter of 2004. This increase includes: a) 23.5% growth in Bolivar transactions and b) a 0.9% increase in Dollar terms in overseas operations.

The quality of the loan portfolio remains at very favorable levels. The ratio of Past Due and in Litigation Loans to the Gross Portfolio is 1.3%. This indicator is 1.8% at Banco Mercantil versus 3.8% for the Venezuelan financial system as a whole, and 0.4% in the case of Commercebank. For this same period, 96.9% of MERCANTIL's loan portfolio is Current (96.6% at March 31, 2004).

Banco Mercantil ranks top in Venezuela's financial system in terms of its Gross Loan Portfolio at June 30, 2004, with a market share of 15.3% At the end of June 2004, Banco Mercantil's loans to the micro-enterprise segment amount to Bs. 56,426 million. These loans were made to customers in the service, production and commercial sectors and account for 3.2% of the Institution's gross loan portfolio. This amount exceeds the 3% regulatory minimum under the General Law on Banks in Venezuela. The bank also earmarked 18.5% of its total portfolio to the agricultural sector, exceeding the statutory requirement of 15% by Bs. 60,785 million.

Loan Portfolio
by Business Segment
Total Bs. 6,024,860 million
(US$ 3,146 million)
June 2004


50%
11%
39%
Individuals
Companies
Large Corporations

See Appendix II for the breakdown of the loan portfolio by economic activity, maturity, geographical location and type of risk.

Total Assets

The Bs. 561,327 million (4.0%) growth in total assets compared with the first quarter of 2004 can be seen from the summarized Balance Sheet in the above table and includes: a) a 3.7% increase in Bolivar transactions and b) 4.4% growth in Dollar terms in overseas operations.

Banco Mercantil ranks second in the Venezuelan financial system at June 30, 2004 in terms of its Total Assets, with a market share of 13.8%. The institution with the largest share of the market has 15.7%.

The following figure shows the composition of Mercantil's assets:

Assets Distribution
Total Bs. 14,423,749 millions
US$ 7,531 millions
June 2004


15%
37%
Other 14%
Venezuela 43%
United States of America 43%
US Agency 19%
Other 21%
Venezuelan Goverment 15%
US Goverment 21%
Banco Central de Venezuela 24%
Cash and cash equivalent
Investment portfolio
Loan portfolio
Other assets

Deposits

During the second quarter of 2004, MERCANTIL's consolidated deposits grew Bs. 782,690 million (7.4%) to Bs. 11,384,325 million (US$ 5,944 million). This increase covers: a) 8.7% growth in Bolivar transactions and b) a 6.1% rise in Dollar terms in overseas operations.

Banco Mercantil's market share of Deposits in Venezuela was 14.2% making the Institution number two in the national banking system at June 30, 2004. Deposits plus Investments under agreement to repurchase attained a market share of 12.5%. The institution with the highest market share has 14.1%.

	Bs.	US$	%
Deposits	11,384,325	5,944	88.5%
Financial and other liabilities	1,478,131	772	11.5%
Total Liabilities	**12,862,456**	**6,716**	**100.0%**

Deposits by Business Segment
Total Bs. 11,384,325 million
US$ 5,944 million
June 2004


59%
26%
15%
Individuals
Companies
Large Corporations

Equity

Shareholder's equity grew Bs. 56,627 million (3.8%) during the second quarter of 2004. This increase includes principally the net result for the second quarter of 2004 of Bs. 114,557 million, a reduction due to the distribution of dividends totaling Bs. 19,244 million and a decrease of Bs. 38,543 due to marked-to-market of Investments available for sale. In dollar terms, after converting this amount at the closing exchange rate, MERCANTIL's equity rose from US$ 784 million to US$ 813 million.

MERCANTIL's equity/assets ratio at June 30, 2004 is 10.8%. Equity/risk weighted assets is 20.9%, based on the National Securities Commission's standards, the regulatory minimum being 8% (this ratio is 21.4%, on the Basle standards). For Banco Mercantil, at June 30, 2004, the equity/assets ratio is 14.7% and the equity/risk-based assets ratio is 25.2%, based on the standards of the Venezuelan Superintendency of Banks. For Commercebank, N.A. these indicators are 7.5% and 12.5% respectively, based on the standards of the Office of the Comptroller of the Currency (OCC).

Assets and Liabilities in Foreign Currency

MERCANTIL holds US$ 4,132 million and US$ 3,571 million in assets and liabilities in foreign currency respectively at June 30, 2004.

MERCANTIL also has Bs. 347,397 million in bonds with foreign exchange indexation clauses with a quarterly variable coupon. The coupon will be the greater of: a) 80% of the Market Lending Rate or b) the 3-month LIBOR rate, plus a margin of 100 basis points, plus the percentage by which the Bolivar devalues against the US dollar, determined annually.

The estimated effect of each Bs 100/US$1 increase with respect to the rate of exchange of Bs. 1,915/US$1 as of June 30, 2004 would be an increase of Bs. 413,000 million in assets and Bs. 56,000 million in equity of which Bs.34,000 million would be registered in the results for the period.

Assets by currency
Bs. 14,036,908 million
(US$ 7,329 million)
June 2004


45 %
55 %
Bolivars
US$

Mercantil's Equity Hedged Position

Equity: US$ 813 million *


Investment in Commercebank (21%)
Investment in Other foreign banks (5%)
Venezuelan Operation (62%)
100%
80%
60%
40%
20%
0%
Unhedged position

Assets distribution of US$


Equity in Agencies 14%
US Treasuries 10%
Cash & Due from Banks 8%
Loan Portfolio & Other Assets 9%
Venezuelan Gov. Bonds 21%
Venezuelan Goverment Indexed Bonds 38%

* At the Controlled Exchange Rate Bs. 1.915/US$1

Corporate Events

Cash Dividends

At an Annual Shareholder's Meeting held on February 27, 2004, an ordinary cash dividend was approved for each of the outstanding common A and B shares, at the rate of Bs. 8.00 per share for the second, third and fourth quarters of 2004. The Board of Directors was also authorized to declare extraordinary dividends payable in stock or in cash up to a maximum of Bs.15 billion, by December 31, 2004 at the latest.

The Board of Directors of Mercantil Servicios Financieros, according to the authority conferred by the General Shareholder's Meeting of February, 2004, declared an extraordinary cash dividend payment of Bs. 27.00 for each common A and B share, which was paid on May 10, 2004 to shareholders of record on April 30, 2004. This brings the total amount of cash dividends per share declared in 2004 to Bs.59.00.

General Meeting of Shareholders to be held on August 26, 2004.

The Board of Directors called the General Meeting of Shareholders to consider:

1. The Report submitted by the Board of Directors, as well as the Company's Audited Financial Statements at June 30, 2004, following examination of the Statutory (Internal)Auditors' Report.

2. The "Proposal for the Tenth Phase of the Company's Stock Repurchase Program submitted by the Board of Directors of Mercantil Servicios Financieros, C.A., for its consideration by the General Meeting of Shareholders scheduled for August 26, 2004."

3. The "Proposal to declare the first portion of Mercantil Servicios Financieros, C.A.'s ordinary cash dividend for 2005, submitted by the Board of Directors for consideration by the General Meeting of Shareholders scheduled for August 26, 2004.

   The proposal contemplates a Bs. 8.00 dividend per share to be paid on February 10, 2005 (effective date) to shareholders registered as of January 31, 2005 (record date).

Stock Repurchase Program

The Shareholders Meeting held on February 27, 2004, approved the ninth phase of MERCANTIL's Stock Repurchase Program which has been in existence since May 2000. To June 30, 2004, 38,160,866 shares equivalent to 6.9% of the capital issued by MERCANTIL, have been repurchased, of which 37,697,189 shares have been redeemed.

Commercial Paper and/or Public Bond Offering

The Shareholders Meeting held on February 27, 2004 approved a proposal by the Board of Directors for the company to offer one or several issues of Commercial Paper and/or Bonds over the next two years and place them through a Public or Private Offering in Venezuela or abroad, up to a maximum of US$ 100 million or its Bolivar equivalent, to meet the company's needs for financing activities and investments.

On May 26, 2004 MERCANTIL announced the issue of a new issue of Unsecured Bearer Bonds amounting to Bs. 20,000 million, at 18 and 30 months. These bonds were offered through four Bs. 5,000 million series. For those series with 18 month maturities, the percentage will be set at 84%, while for the series maturing at 30 months, it will be 90% of the lending rate for the six main commercial banks published by the Venezuelan Central Bank (BCV).

Commercebank, N.A. opened a new trust fund subsidiary

In May 2004 the Office of the Controller of the Currency (OCC) announced the commencement of Commercebank Trust Company's operations, a trust fund company wholly owned by Commercebank N.A.

Commercebank Trust Company will work closely with its affiliate Commercebank Investments Services in the introduction of this new service, offering its customers yet another option to diversify their investments.

Appointments

Within the framework of MERCANTIL's strategic positioning plan, based on the company's global guidelines up until 2007, the President and the Board of Directors decided in May 2004 to establish the following positions at MERCANTIL, which will report directly to the President. These appointments are made at corporate and global level and as such the managers will be responsible for developing business and support activities in Venezuela and at the company's overseas offices in general and particularly in the United States and Switzerland.

Global Chief Financial Officer (CFO). Alejandro Gonzâlez Sosa has been appointed to this position. His responsibilities will include functions related to Corporate Treasury, Corporate Comptroller, Investor Relations, and Financial Planning and Economic Research.

Global Operations and Technology Manager. Armando Leirós has been appointed to this position. His responsibilities will include functions related to Financial Operations, Collections and Payments, Branches and Internet Banking, Information Technology, Quality of Service, Technology Project Management, Corporate Services and Security.

Global Middle Market and Retail Banking Manager. Nerio Rosales Rengifo has been appointed to this position. His responsibilities will include functions related to MERCANTIL business in the following segments: Middle Market, Small and Medium-sized Businesses, and Personal Banking, as well as Marketing and the Credits Management to the above mentioned segments.

Global Corporate Banking Manager. Philip Henríquez has been appointed to this position. His responsibilities will include functions in the following segments: Global Corporate, Oil and Gas, Public Finance, Financial Institutions, Corporate Finance, Corporate Products and Corporate Credit Management. Mr. Henríquez joined the Organization on June 7, 2004 and was formerly President of Citibank, N.A. and Citigroup Officer in Venezuela.

Insurance and New Business Manager. Alberto Benshimol has been appointed to this position. His responsibilities will include functions related to insurance business and other investments.

Global Asset Management Manager. Guillermo Villar has been appointed to this position. His responsibilities will include functions related to Asset Management and Trust Fund Management.

Global Chief Risk Officer. Millar Wilson has been appointed to this position. His responsibilities will include functions related to Credit Risk, Market Risk, Corporate Operational Risk and Risk Analytics.

Global International Operations Manager. Guillermo Villar has been appointed to this position. His responsibilities will include functions related to all MERCANTIL's overseas financial units.

Global Chief Legal Counsel. Luis Alberto Fernandes has been appointed to this position. His responsibilities *will include functions related to* MERCANTIL's *legal affairs.*

Manager, Office of the President. Luis Calvo Blesa has been appointed to this position. His responsibilities will include functions related to Global Human Resources, Global Institutional Marketing, Global Corporate Communications, MERCANTIL's Social Responsibility activities and the Office of the President.

Global Strategic Planning Manager. Emilio Navarro has been appointed to this position. His responsibilities will include functions related to Strategic Planning and Performance Evaluation .

Global Internal Audit Manager. Toribio Cabeza has been appointed to this position. His responsibilities will include functions related to Internal Audit.

The **Global Internal Audit Manager** reports directly to the Board of Directors.

The Board of Directors met on May 20, 2004 and agreed to appoint the Executive Committee of Mercantil Servicios Financieros, comprised by:

- **Gustavo A Marturet. President**
- **Alejandro González Sosa. Chief Financial Officer (CFO)**
- **Armando Leirós. Global Operations and Technology Manager**
- **Nerio Rosales Rengifo. Global Middle Market and Retail Banking Manager**
- **Philip Henriquez. Global Corporate Banking Manager**
- **Alberto Benshimol. Insurance and New Business Manager**
- **Guillermo Villar. Global International Operations and Asset Management Manager**
- **Millar Wilson. Global Chief Risk Officer**
- **Luis Calvo Blesa. Manager, Office of the President**



Awards and Recognitions

Mercantil Servicios Financieros was the only Venezuelan company listed in FORBES

Mercantil Servicios Financieros was the only Venezuelan company within Forbes Magazine 2000 ranking issued in May 2004. Forbes is a North American magazine specialized in the analysis and trends of the business world, focused in the most powerful companies around the world.

Forbes 2000 is a comprehensive list of the the world's leading companies, measured by a composite of sales, profits, assets and market value. MERCANTIL was listed 1861 out of the 2000 companies selected from 51 countries and 27 industries. Mercantil was one of the 22 sellected southamerican companies, including 15 from Brazil.

MERCANTIL ranked as Venezuela's leading financial system

The U.K. magazine The Banker ranked MERCANTIL Venezuela's No. 1 financial institution in its July issue classifying the Top 1000 World Banks. This ranking was based on 2003 figures.

On the list of Latin America's twenty-five largest banks, MERCANTIL is the only Venezuelan institution on the list, ranking fourteenth. Brazil dominates the list with eight financial institutions.

In the ranking of the Top 1000 banks worldwide, MERCANTIL comes in at number 514.

The Top 1000 include the world's thousand largest banks in terms of capital and profitability.

The inclusion of MERCANTIL in The Banker's ranking is recognition of the institution's leadership, performance and standing in the Venezuelan market.

The Banker is a prestigious publication belonging to the Financial Times group and specializing in the economic area.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET (1)
UNAUDITED FIGURES
(Million Bolivars, except percentages)

					Jun 2004 Vs. Mar 2004		Jun 2004 Vs. Jun 2003	
	US$(1) 06-30-04	06-30-04	03-31-04	06-30-03	Increase (decrease)	%	Increase (decrease)	%
CASH AND CASH EQUIVALENTS								
Cash	80	153,168	133,140	99,788	20,028	15.0 %	53,380	53.5 %
Banco Central de Venezuela	382	732,492	979,781	517,278	(247,289)	(25.2)%	215,214	41.6 %
Venezuelan Banks and Other Financial Institutions	1	2,347	695	4,353	1,652	237.9 %	(2,006)	(46.1)%
Foreign and Correspondent Banks	27	52,625	74,865	50,655	(22,240)	(29.7)%	1,970	3.9 %
Pending Cash Items	108	206,388	165,746	125,562	40,642	24.5 %	80,826	64.4 %
Provision for Cash and Due from Banks	(1)	(1,210)	(1,504)	(1,079)	294	(19.5)%	(131)	12.1 %
	598	1,145,810	1,352,723	796,558	(206,913)	(15.3)%	349,252	43.8 %
INVESTMENT PORTFOLIO								
Investments in Trading Securities	23	44,076	54,337	11,901	(10,261)	(18.9)%	32,176	270.4 %
Investments in Securities Available for Sale	1,663	3,185,289	3,658,274	2,738,881	(472,985)	(12.9)%	446,408	16.3 %
Investments in Securities Held to Maturity	428	820,494	814,031	433,241	6,463	0.8 %	387,253	89.4 %
Share Trading Portfolio	93	177,908	196,213	100,554	(18,305)	(9.3)%	77,354	76.9 %
Investments in Time Deposits and Placements	1,224	2,344,050	1,567,977	1,534,699	776,073	49.5 %	809,351	52.7 %
Restricted Investments	72	138,632	184,780	214,537	(46,148)	(25.0)%	(75,905)	(35.4)%
	3,504	6,710,449	6,475,612	5,033,811	234,837	3.6 %	1,676,638	33.3 %
LOAN PORTFOLIO								
Current	3,049	5,838,812	5,335,012	4,021,607	503,801	9.4 %	1,817,206	45.2 %
Rescheduled	56	106,835	114,185	95,361	(7,350)	(6.4)%	11,474	12.0 %
Past Due	35	67,177	67,561	81,566	(385)	(0.6)%	(14,389)	(17.6)%
Litigation	6	12,037	8,516	19,853	3,521	41.3 %	(7,816)	(39.4)%
	3,146	6,024,860	5,525,274	4,218,386	499,587	9.0 %	1,806,475	42.8%
Allowance for Losses on Loan Portfolio	(127)	(243,100)	(237,903)	(211,529)	(5,197)	2.2 %	(31,571)	14.9 %
	3,019	5,781,760	5,287,371	4,006,857	494,389	9.4 %	1,774,904	44.3%
INTEREST AND COMMISSIONS RECEIVABLE	69	132,036	114,012	105,921	18,024	15.8 %	26,115	24.7 %
LONG-TERM INVESTMENTS	13	24,553	33,208	14,371	(8,656)	(26.1)%	10,181	70.8 %
ASSETS AVAILABLE FOR SALE	7	13,685	21,090	17,121	(7,405)	(35.1)%	(3,436)	(20.1)%
PROPERTY AND EQUIPMENT	119	227,157	227,969	235,326	(812)	(0.4)%	(8,169)	(3.5)%
OTHER ASSETS	203	388,299	350,437	334,126	37,862	10.8 %	54,173	16.2 %
TOTAL ASSETS	7,531	14,423,749	13,862,422	10,544,090	561,327	4.0 %	3,879,660	36.8%

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix VI.

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET (1)
UNAUDITED FIGURES
(Million Bolivars, except percentages)

	US$(1)				Jun 2004 Vs. Mar 2004		Jun 2004 Vs. Jun 2003	
	06-30-04	06-30-04	03-31-04	06-30-03	Increase (decrease)	%	Increase (decrease)	%
DEPOSITS								
Non-interest Bearing	945	1,809,838	1,845,685	1,208,950	(35,847)	(1.9)%	600,888	49.7 %
Interest-Bearing	1,665	3,187,859	2,802,643	2,171,318	385,216	13.7 %	1,016,540	46.8 %
Savings Deposits	1,786	3,421,489	3,370,655	2,728,297	50,834	1.5 %	693,193	25.4 %
Time Deposits	1,548	2,965,138	2,582,651	2,217,875	382,488	14.8 %	747,264	33.7 %
	5,944	11,384,325	10,601,635	8,326,440	782,690	7.4 %	3,057,885	36.7 %
DEPOSITS AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued	50	96,137	96,750	108,124	(613)	(0.6)%	(11,987)	(11.1)%
FINANCIAL LIABILITIES	274	524,378	529,134	384,262	(4,757)	(0.9)%	140,116	36.5 %
INTEREST AND COMMISSION PAYABLE	10	19,493	17,660	17,509	1,833	10.4 %	1,984	11.3 %
OTHER LIABILITIES	348	665,602	940,274	465,845	(274,671)	(29.2)%	199,757	42.9 %
SUBORDINATED DEBT	90	172,521	172,521	137,655	0	0.0 %	34,866	25.3 %
TOTAL LIABILITIES	6,716	12,862,456	12,357,974	9,439,834	504,482	4.1 %	3,422,622	36.3 %
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2	3,345	3,127	2,448	218	7.0 %	897	36.6 %
SHAREHOLDER'S EQUITY								
Paid-in Capital	43	82,490	82,928	59,344	(438)	(0.5)%	23,146	39.0 %
CAPITAL INFLATION ADJUSTMENT	100	191,709	191,709	191,709	0	0.0 %	0	0.0 %
SHARE PREMIUM	19	36,290	36,290	59,874	0	0.0 %	(23,584)	(39.4)%
CAPITAL RESERVE	85	163,672	163,672	161,614	0	0.0 %	2,058	1.3 %
NEGATIVE GOODWILL TRANSLATION ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD	131	251,407	250,891	161,375	517	0.2 %	90,032	55.8 %
RETAINED EARNINGS	384	734,583	643,393	430,968	91,190	14.2 %	303,615	70.4 %
SHARES REPURCHASED HELD BY SUBSIDIARIES	(4)	(7,644)	(11,546)	(10,731)	3,902	(33.8)%	3,087	(28.8)%
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE	55	105,441	143,984	47,654	(38,543)	(26.8)%	57,786	121.3 %
TOTAL SHAREHOLDERS' EQUITY	813	1,557,948	1,501,321	1,101,807	56,627	3.8 %	456,141	41.4 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,531	14,423,749	13,862,422	10,544,090	561,327	4.0 %	3,879,660	36.8 %

1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix VI.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A. CONSOLIDATED INCOME STATEMENT (1) UNAUDITED FIGURES (Million of Bolivars, except percentages)	Quarter ended on		Increase (decrease)		Semester ended on		Increase (decrease)	
	06-30-04	06-30-03	Bolivars	%	06-30-04	06-30-03	Bolivars	%
INTEREST INCOME								
Income from Cash and Due from Banks	759	4,098	(3,339)	(81.5)%	1,383	8,740	(7,357)	(84.2)%
Income from Investment Securities	125,739	121,152	4,587	3.8 %	255,707	227,880	27,827	12.2 %
Income from Loan Portfolio	153,360	141,937	11,422	8.0 %	294,456	314,392	(19,936)	(6.3)%
INTEREST INCOME	279,857	267,187	12,670	4.7 %	551,547	551,013	534	0.1 %
INTEREST EXPENSE								
Interest for Demand and Savings Deposits	28,691	24,375	4,316	17.7 %	58,668	49,989	8,679	17.4 %
Interest for Time Deposits	30,888	37,639	(6,751)	(17.9)%	62,215	95,066	(32,851)	(34.6)%
Interest for Securities Issued by the Bank	3,423	4,799	(1,376)	(28.7)%	8,089	10,529	(2,440)	(23.2)%
Interest on Financial Liabilities	8,066	6,516	1,550	23.8 %	15,754	13,816	1,939	14.0 %
INTEREST EXPENSE	71,068	73,329	(2,261)	(3.1)%	144,726	169,400	(24,674)	(14.6)%
GROSS FINANCIAL MARGIN	208,789	193,858	14,931	7.7 %	406,821	381,613	25,208	6.6 %
PROVISION FOR LOAN LOSSES	10,266	57,449	(47,183)	(82.1)%	37,006	106,196	(69,190)	(65.2)%
NET FINANCIAL MARGIN	198,523	136,410	62,114	45.5 %	369,815	275,418	94,397	34.3 %
COMMISSIONS AND OTHER INCOME								
Trust Fund Operations	5,943	4,299	1,644	38.2 %	10,641	8,481	2,160	25.5 %
Foreign Currency Transactions	492	180	312	173.4 %	821	2,868	(2,047)	(71.4)%
Commissions on Customer Account Transactions	17,586	17,914	(328)	(1.8)%	32,661	31,794	867	2.7 %
Commissions on Letters of Credit and Guarantees Granted	4,184	1,350	2,834	209.9 %	6,955	2,744	4,211	153.5 %
Equity in Long-Term Investments	3,501	1,703	1,798	105.5 %	8,413	4,641	3,772	81.3 %
Exchange Gains and Losses	21,666	10,233	11,433	111.7 %	73,942	49,168	24,775	50.4 %
Income (Loss) on Sale of Investment Securities	21,035	8,179	12,856	157.2 %	36,196	15,827	20,369	128.7 %
Other Income	65,752	47,593	18,159	38.2 %	113,697	71,139	42,557	59.8 %
TOTAL COMMISSIONS AND OTHER INCOME	140,159	91,451	48,707	53.3 %	283,325	186,661	96,664	51.8 %
INSURANCE PREMIUMS, NET OF CLAIMS								
TOTAL INSURANCE PREMIUMS, NET OF CLAIMS	13,627	11,330	2,298	20.3 %	24,985	17,438	7,547	43.3 %
OPERATING INCOME	352,309	239,191	113,118	47.3 %	678,124	479,516	198,608	41.4 %
OPERATING EXPENSES								
Salaries and employee benefits	84,762	70,106	14,656	20.9 %	173,096	135,473	37,623	27.8 %
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	31,572	25,903	5,670	21.9 %	59,386	56,671	2,715	4.8 %
Fees paid to regulatory agencies	7,801	5,073	2,728	53.8 %	15,477	10,088	5,389	53.4 %
Other operating expenses	105,091	54,554	50,536	92.6 %	180,889	133,262	47,626	35.7 %
TOTAL OPERATING EXPENSES	229,226	155,636	73,589	47.3 %	428,848	335,495	93,353	27.8 %
INCOME BEFORE TAXES EXTRAORDINARY ITEM AND MINORITY INTEREST	123,084	83,555	39,529	47.3 %	249,276	144,022	105,255	73.1 %
TOTAL TAXES	8,237	7,162	1,075	15.0 %	27,396	15,789	11,606	73.5 %
Minority interest	290	208	82	39.3 %	602	292	310	106.3 %
NET INCOME	114,557	76,185	38,372	50.4 %	221,278	127,940	93,338	73.0 %
NET INCOME IN US$ (1)	60	48	12	25.0 %	119	80	39	48.8 %

1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix VI.

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
Unaudited figures
(Million Bolivars, except percentages)

	Quarter ended on		Semester ended on	
	06-30-04	06-30-03	06-30-04	06-30-03
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	114,556	76,184	221,278	127,940
Adjustments to reconcile net income to net cash provided by operating activities -				
Depreciation y amortization	15,069	14,506	28,865	31,252
Provision for losses on the loan portfolio	10,266	57,449	37,006	106,196
Accrual for employee termination benefits	5,986	6,005	17,408	13,574
Provision for other assets	5,194	3,693	7,961	8,730
Net change in permanent investments	9,172	3,274	77,088	47,497
Minority interest payable	218	87	505	130
Interest and commissions receivable	(18,024)	(5,827)	(15,331)	(13,356)
Other assets	(43,321)	(5,452)	(91,927)	(17,816)
Other liabilities	(272,315)	(96,322)	145,944	31,045
Payment of employee termination benefits	(6,510)	(8,496)	(15,886)	(13,857)
Net cash provided by operating activities	(179,709)	45,101	449,999	321,335
CASH FLOWS FROM INVESTING ACTIVITIES				
Net change in investments securities	488,647	232,174	(695,301)	(162,437)
Net change in loan portfolio	(504,655)	19,573	(1,245,923)	(197,038)
Additions to fixed assets, net of depreciation and write-offs	(6,590)	(7,122)	(18,471)	(13,761)
Net cash flows from investing activities	(22,599)	244,625	(1,959,696)	(373,236)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	782,690	332,171	1,783,291	966,374
Net change in short-term liabilities	(4,757)	(16,898)	167,239	4,687
Net change in publicly traded debt securities issued by CNV	(613)	41,388	2,587	40,343
Net change in subordinated debt	0	6,384	34,866	22,546
Cash dividends	(19,244)	(3,150)	(23,644)	(6,304)
Shares repurchased	(656)	(1,170)	(172)	(1,236)
Net cash flows from financing activities	757,421	358,725	1,964,168	1,026,411
CASH AND CASH EQUIVALENTS				
Net increase for the period	555,114	648,451	417,384	974,510
At the beginning of the period	2,880,797	1,682,805	3,018,527	1,356,746
At the end of the period	**3,435,911**	**2,331,256**	**3,435,911**	**2,331,256**

MERCANTIL

APPENDIX I

STATEMENT OF SHAREHOLDERS' EQUITY

	CapitaL stock	Capital inflation adjustment	Paid-in Surplus	Legal Reserve	Translation adjustment of the assets In subsidiaries Abroad	Retained earnings	Shares repurchased held by the subsidiaries	income (loss) on Investments Available for sale	Total shareholders' Equity
Balance as of June 30, 2003	**59,344**	**191,709**	**59,874**	**161,614**	**161,376**	**430,968**	**(10,731)**	**47,654**	**1,101,807**
Net income for the quarter						49,265			49,265
Capital Increase (stock dividend)	23,584		(23,584)						-
Cash dividends						(10,220)			(10,220)
Shares repurchased							(585)		(585)
Unrealized income on Investments available for sale								5,118	5,118
Translation effect of net assets in subsidiaries abroad					356				356
Balance as of September 30, 2003	**82,928**	**191,709**	**36,290**	**161,614**	**161,732**	**470,012**	**(11,317)**	**52,773**	**1,145,741**
Net income for the quarter						77,515			77,515
Appropriation to legal reserve				2,058		(2,058)			-
Cash dividends						(4,402)			(4,402)
Shares repurchased							(713)		(713)
Unrealized income on Investments available for sale								13,251	13,251
Translation effect of net assets in subsidiaries abroad					4,902				4,902
Balance as of December 31, 2003	**82,928**	**191,709**	**36,290**	**163,672**	**166,634**	**541,068**	**(12,029)**	**66,022**	**1,236,294**
Net income for the quarter						106,722			106,722
Cash dividends						(4,400)			(4,400)
Shares repurchased							484		484
Unrealized income on Investments available for sale								77,960	77,960
Translation effect of net assets in subsidiaries abroad					84,257				84,257
Balance as of march 31, 2004	**82,928**	**191,709**	**36,290**	**163,672**	**250,891**	**643,393**	**(11,546)**	**143,984**	**1,501,321**
Net income for the quarter						114.557			114.557
Cash dividends						(19.244)			(19.244)
Redemption of share repurchased	(438)					(4.120)	4.558		0
Shares repurchased							(656)		(656)
Unrealized income on Investments available for sale								(38.540)	(38.540)
Translation effect of net assets in subsidiaries abroad					515				515
Balance as of June 30, 2004	82.490	191.709	36.290	163.672	251.407	734.583	(7.644)	105.441	1.557.948

APPENDIX II

Mercantil Servicios Financieros
Consolidated Loan Portfolio by Classification

(In millions of Bolivars, except percentages)

By Economic Activity	06-30-04	%	03-31-04	%	06-30-03	%
Commercial	3,059,880	50.8%	2,899,031	52.5%	2,051,942	48.6%
Foreign trade	510,777	8.5%	516,243	9.3%	481,575	11.4%
Residential mortgage	180,745	3.0%	172,966	3.1%	171,309	4.1%
Industrial	510,216	8.5%	388,684	7.0%	302,868	7.2%
Construction	645,324	10.7%	586,302	10.6%	467,209	11.1%
Consumer	203,666	3.4%	170,011	3.1%	154,092	3.7%
Services	335,509	5.6%	291,124	5.3%	182,469	4.3%
Agricultural	327,779	5.4%	257,390	4.7%	186,326	4.4%
Car loans	70,641	1.2%	60,763	1.1%	65,713	1.6%
Other	180,324	3.0%	182,761	3.3%	154,883	3.7%
	6,024,860	**100%**	**5,525,274**	**100%**	**4,218,386**	**100%**

By Maturity	06-30-04	%	03-31-04	%	06-30-03	%
Up to six months	3,043,602	50.5%	2,671,956	48.4%	2,057,815	48.8%
Six months to one year	477,709	7.9%	466,372	8.4%	386,833	9.2%
One to two years	650,617	10.8%	616,932	11.2%	289,449	6.9%
Two to three years	515,096	8.5%	418,639	7.6%	390,418	9.3%
Three to four years	213,572	3.5%	226,557	4.1%	205,373	4.9%
Four to five years	147,711	2.5%	179,044	3.2%	203,597	4.8%
Over five years	976,554	16.2%	945,773	17.1%	684,899	16.2%
	6,024,860	**100%**	**5,525,274**	**100%**	**4,218,386**	**100%**

By Geographical Location of the Debtor	06-30-04	%	03-31-04	%	06-30-03	%
Venezuela	2,650,614	44.0%	2,212,232	40.0%	1,729,177	41.0%
United States of America	2,562,941	42.5%	2,563,992	46.4%	1,868,370	44.3%
Mexico	289,330	4.8%	237,472	4.3%	217,685	5.2%
Colombia	76,169	1.3%	61,675	1.1%	38,759	0.9%
Brazil	102,075	1.7%	50,106	0.9%	26,753	0.6%
Peru	10,426	0.2%	9,533	0.2%	16,368	0.4%
Other countries	333,305	5.5%	390,263	7.1%	321,273	7.6%
	6,024,860	**100%**	**5,525,274**	**100%**	**4,218,386**	**100%**

By Type of Risk	06-30-04	%	03-31-04	%	06-30-03	%
Normal	5,561,955	92.3%	5,053,037	91.5%	3,713,528	88.0%
Potential	133,713	2.2%	112,396	2.0%	163,211	3.9%
Real	240,800	4.0%	275,959	5.0%	268,344	6.4%
High	65,477	1.1%	74,172	1.3%	71,929	1.7%
Unrecoverable	22,915	0.4%	9,709	0.2%	1,374	0.0%
	6,024,860	**100%**	**5,525,274**	**100%**	**4,218,386**	**100%**

APPENDIX III

BANCO MERCANTIL. C,A, - BANCO UNIVERSAL
(According to rules issued by CNV) (1)
UNAUDITED CONSOLIDATED FIGURES
(Million of Bolivars, except percentages)

	US$(2) 06-30-04	06-30-04	03-31-04	06-30-03	Jun 2004 Vs. Mar 2004 Increase (decrease)	%	Jun 2004 Vs. Jun 2003 Increase (decrease)	%
SUMMARY OF BALANCE SHEET ASSETS								
Cash and Cash Equivalents	620	1,188,336	1,322,628	784,326	(134,292)	(10.2)%	404,011	51.5 %
Investments Portfolio	1,541	2,951,378	2,836,255	2,411,271	115,123	4.1 %	540,107	22.4 %
Loan Portfolio	1,278	2,447,196	2,020,285	1,483,243	426,911	21.1 %	963,953	65.0 %
Properties and Equipment and Other Assets	231	442,922	463,631	478,306	(20,709)	(4.5)%	(35,384)	(7.4)%
TOTAL ASSETS	3,671	7,029,832	6,642,799	5,157,146	387,034	5.5%	1,872,687	36.3%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	2,880	5,516,508	5,072,701	3,994,228	443,807	8.7 %	1,522,280	38.1 %
Financial Liabilities and Other Liabilities	282	540,990	676,974	476,687	(135,984)	(20.1)%	64,303	13.5 %
TOTAL LIABILITIES	3,163	6,057,498	5,749,675	4,470,914	307,823	5.1 %	1,586,583	35.5 %
SHAREHOLDERS' EQUITY	508	972,334	893,124	686,232	79,210	8.1 %	286,102	41.7 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,671	7,029,832	6,642,799	5,157,146	387,034	5.5 %	1,872,687	36.3 %

	US$ (2) 06-30-04	Quarter ended on 06-30-04	06-30-03	Increase (decrease) Bolivars	%	Semester ended on 06-30-04	06-30-03	Increase (decrease) Bolivars	%
SUMMARY OF STATEMENT OF INCOME									
Interest Income	112	214,412	215,604	(1,192)	(0.6)%	425,614	442,358	(16,744)	(3.8)%
Interest Expense	28	54,395	61,687	(7,292)	(11.8)%	112,499	145,050	(32,551)	(22.4)%
Gross Financial Margin	84	160,017	153,917	6,100	4.0 %	313,115	297,308	15,807	5.3 %
Provision for Losses on Loan Portfolio	4	8,050	53,022	(44,972)	(84.8)%	29,533	93,597	(64,064)	(68.4)%
Net Financial Margin	79	151,967	100,895	51,072	50.6 %	283,582	203,711	79,871	39.2 %
Commissions and Other Income	52	99,985	56,417	43,568	77.2 %	195,154	123,603	71,551	57.9 %
Operating Income	132	251,952	157,312	94,640	60.2 %	478,736	327,314	151,422	46.3 %
Operating Expenses	84	161,015	106,883	54,132	50.6 %	297,572	240,552	57,020	23.7 %
Income before Taxes, Extraordinary	47	90,937	50,429	40,508	80.3 %	181,164	86,762	94,402	108.8 %
Taxes	1	985	615	370	60.2 %	13,415	3,540	9,875	279.0 %
NET INCOME	47	89,952	49,814	40,138	80.6 %	167,749	83,222	84,527	101.6 %
NET INCOME IN US$ (3)		47	31	16	51.6 %	90	52	38	72.8 %

(1) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Accounting Principles used to Prepare Financial Statements), they reflect Banco Mercantil's contribution to MERCANTIL's results.
(2) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate period-end. See exchange rates in Appendix VI

APPENDIX III

RATIOS
Banco Mercantil Operations in Venezuela (1)
(Ratios from Non-Consolidated Financial Statements)

	System average (2)	06-30-04	06-30-03
Gross financial margin / Average assets	11.0%	11.1%	15.8%
Return on average assets (ROA)	7.2%	6.8%	5.0%
Return on average equity (ROE)	46.8%	45.1%	36.1%
Non performing loans / Gross loans	3.0%	1.8%	5.3%
Allowance for loan losses / Non performing loans	199.1%	324.7%	171.4%
Allowance for loan losses / Gross loans	6.0%	5.7%	9.1%
Operating expenses / average total assets	8.5%	7.7%	9.9%

CONCILIATION OF HISTORIC PROFITS WITH THE CONTRIBUTION OF MERCANTIL'S RESULTS
(In millions of Bolivars)

	Quarters		Semesters	
	06/30/04	06/30/03	06/30/04	06/30/03
Historical profit (1)	95,956	58,676	198,446	98,366
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see section of accounting principles used)	(2,062)	(2,576)	(3,424)	(4,628)
Interest for Publicly traded debt securities issued to finance Banco Mercantil's investment	(2,491)	(6,286)	(5,653)	(10,516)
Elimination of transactions with related companies	(1,452)	-	(21,621)	-
	89,952	49,814	167,749	83,222

(1) Historic figures in accordance to SUDEBAN standards.
(2) Non-consolidated

APPENDIX IV

COMMERCEBANK HOLDING CORPORATION
According to rules issued by CNV (1)
UNAUDITED CONSOLIDATED FIGURES
(Million Bolivars, except percentages)

SUMMARY BALANCE SHEET ASSETS	06-30-04	03-31-04	06-30-03	Jun 2004 Vs. Mar 2004 Increase (decrease)	%	Jun 2004 Vs. Jun 2003 Increase (decrease)	%
ASSETS							
Cash and Cash Equivalents	22,300	35,473	25,770	(13,173)	(37.1) %	(3,470)	(13.5)%
Investments Securities	1,717,587	1,675,636	1,500,320	41,951	2.5 %	217,267	14.5%
Loan Portfolio	1,652,328	1,598,462	1,476,086	53,866	3.4 %	176,242	11.9%
Properties and Equipment and Other Assets	68,395	63,626	61,434	4,767	7.5 %	6,960	11.3 %
TOTAL ASSETS	3,460,610	3,373,198	3,063,611	87,411	2.6 %	396,998	13.0%
LIABILITIES AND SHAREHOLDERS EQUITY							
Deposits	2,958,724	2,793,698	2,656,985	165,026	5.9 %	301,739	11.4%
Financial Liabilities and Other Liabilities	330,678	406,732	248,748	(76,055)	(18.7)%	81,930	32.9 %
TOTAL LIABILITIES	3,289,402	3,200,430	2,905,734	88,971	2.8%	383,668	13.2%
SHAREHOLDERS´ EQUITY	171,207	172,767	157,877	(1,560)	(0.9) %	13,300	8.4 %
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	3,460,610	3,373,198	3,063,611	87,411	2.6 %	396,998	13.0%

	Quarter ended on		Increase (decrease)		Semester ended on		Increase (decrease)	
	06-30-04	06-30-03	US$	%	06-30-04	06-30-03	US$	%
SUMMARY INCOME STATEMENT								
Interest Income	30,078	30,063	15	0.0%	60,795	63,842	(3,047)	(4.8)%
Interest Expense	6,942	6,473	469	7.2%	13,605	13,451	154	1.1%
Gross Financial Margin	23,136	23,590	(454)	(1.9) %	47,190	50,390	(3,201)	(6.4) %
Provision for Losses on Loan Portfolio	1,000	2,400	(1,400)	(58.3)%	3,800	7,300	(3,500)	(47.9) %
Net Financial Margin	22,136	21,190	946	4.5 %	43,390	43,090	299	0.7%
Commissions and Other Income	4,177	4,972	(795)	(16.0)%	10,112	9,335	777	8.3 %
Operating Income	26,313	26,162	151	0.6 %	53,502	52,425	1,076	2.1%
Operating Expenses	18,148	15,799	2,349	14.9 %	35,923	32,372	3,551	11.0 %
Income before Taxes	8,165	10,362	(2,197)	(21.2)%	17,579	20,052	(2,474)	(12.3)%
Taxes	2,988	3,373	(384)	(11.4)%	6,418	6,827	(409)	(6.0)%
NET INCOME	5,177	6,990	(1,813)	(25.9)%	11,161	13,225	(2,065)	(15.6)%

(1) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Accounting Principles used to Prepare Financial Statements), they reflect Commercebank contribution to MERCANTIL´s results.

APPENDIX IV

RATIOS
Commercenbank N.A
(Ratios from Non-Consolidated Financial Statements)

	Quarter	USA System (1)	
	06-30-04	Local Peer	Florida
Gross financial margin / Average assets	3.1%	3.8%	4.1%
Return on average assets (ROA)	0.8%	1.3%	1.0%
Return on average equity (ROE)	10.7%	14.4%	10.6%
Non performing loans / Gross loans	0.4%	1.0%	0.4%
Allowance for loan losses / Non performing loans	436%	462%	186%
Allowance for loan losses / Gross loans	1.8%	1.6%	1.3%
Operating expenses / average total assets	2.1%	2.7%	3.3%

(1) Based on March 2004 figures.

MERCANTIL

APPENDIX V

SEGUROS MERCANTIL
(According to rules issued by CNV) (1)
UNAUDITED CONSOLIDATED FIGURES
(Million of Bolivars, except percentages)

	US$(2) 06-30-04	06-30-04	03-31-04	06-30-03	Jun 2004 Vs. Mar 2004 Increase (decrease)	%	Jun 2004 Vs. Jun 2003 Increase (decrease)	%
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	1	1,446	4,185	201	201	(65.4)%	1,245	619.4%
Investments Portfolio	101	193,414	193,040	126,637	374	0.2%	66,777	52.7%
Premiums receivable	19	37,049	37,184	33,880	(135)	(0.4)%	3,169	9.4%
Property and equipment	16	30,153	30,831	32,120	(678)	(2.2)%	(1,967)	(6.1)%
Other assets	20	39,144	40,243	35,857	(1,099)	(2.7)%	(3,287)	(9.2)%
TOTAL ASSETS	157	301,206	305,482	228,695	(4,277)	(1.4) %	72,511	31.7%
LIABILITIES AND SHAREHOLDERS' ÉQUITY								
Reserves for general risks	47	90,856	87,155	72,668	3,701	4.2%	18,188	25.0%
Claims incurred	30	58,340	54,778	48,989	3,562	6.5%	9,351	19.1%
Life Reserves and Others	3	5,110	4,800	7,004	310	6.5%	(1,894)	(27.0)%
Accounts Payable Reinsurers	16	29,661	29,212	3,631	449	1.5%	26,080	716.9%
Other provisions and other liabilities	13	24.052	38.909	17.230	(14.857)	(38.2)%	6.822	39.6%
TOTAL LIABILITIES	109	208.018	214.854	149.522	(6.833)	(3.2)%	58.497	39.1%
SHAREHOLDERS' ÉQUITY	48	93.188	90.628	79.173	2.560	2.8 %	14.015	17.7 %
TOTAL LIABILITIES AND SHAREHOLDERS' ÉQUITY	157	301.206	305.482	228.695	(4.277)	(1.4) %	72.511	31.7%

	US$ (2) 06-30-04	Quarter ended on 06-30-04	Quarter ended on 06-30-03	Increase (decrease) Bolivars	Increase (decrease) %	Semester ended on 06-30-04	Semester ended on 06-30-03	Increase (decrease) Bolivars	Increase (decrease) %
SUMMARY OF STATEMENT OF INCOME									
Earned Premiums Received	40	74,374	53,434	20,940	39.2%	137,699	98,026	39,673	40.5%
Claims Incurred	(91)	(48,745)	(35,905)	(12,840)	35.8%	(89,822)	(65,762)	(24,060)	36.6%
Commissions and Acquisition Expenses	(6)	(11,651)	(9,025)	(2,626)	29.1%	(22,478)	(16,499)	(5,979)	36.2%
Management Expenses	(5)	(9,529)	(9,104)	(425)	4.7%	(23,908)	(17,315)	(6,593)	38.1%
Technical Result	2	4,449	(600)	5,049	(841.5)%	1,491	(1,550)	3,041	(196.2)%
Income from Investments	2	3,691	6,383	(2,692)	(42.2)%	5,823	7,975	(2,152)	(27.0)%
Exchange Earnings	-	171	157	14	8.9%	14,402	8,337	6,065	72.7%
Special Reserves	-	-	(1,432)	1,432	(100)%	-	(2,600)	2,600	(100.0)%
Taxes and Contributions	-	(654)	(2,526)	1,872	(74.1)%	(1,168)	(4,371)	3,203	(73.3)%
Excess Loss Policies	1	(1,271)	-	(1,271)	100.0%	(2,561)	-	(2,561)	100.0%
Net income	3	6,386	1,982	4,404	222.2%	17,987	7,791	10,196	130.9%
Adjustment to C.N.V. standards	-	783	(340)	1,123	330.3%	1,118	(634)	1,752	(276.3)%
NET INCOME	4	7,169	1,642	5,527	336.6 %	19,105	7,157	11,948	166.9%

(1) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Accounting Principles used to Prepare Financial Statements), they reflect Seguros Mercantil´s contribution to MERCANTIL´s results.
(2) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate period-end. See exchange rates in Appendix VI

MERCANTIL

APPENDIX VI

Financial Ratios Summary

	US$ Jun 2004(1)	Quarter Jun 2004	Quarter Jun 2003
Net income in millions of Bolivars	**60**	**114,557**	**76,185**
Class A share:			
Number of shares outstanding (Issued shares minus Shares repurchased)		299,873,422	214,499,601
Market Price in Bs.	1.3	2,500	2,200
Average daily volume (# of Shares)		46,125	29,495
Market Price / Book value per share		0.88	0.80
Market Price / Period Net Earnings per share		11.8	11.5
Dividends received in Cash / Market price		1.7%	0.4%
Class B share:			
Number of shares outstanding (Issued shares minus Shares repurchased)		250,060,468	178,811,432
Market Price in Bs.	1.3	2,555	2,200
Average daily volume (# of Shares)		48,114	19,874
Market Price / Book value per share		0.90	0.80
Market Price / Period Net Earnings per share		12.0	11.5
Dividends received in Cash / Market price		1.7%	0.4%
Book value per share in Bs. (Equity / # of shares outstanding) (2)	1.5	2,833	2,759
Total weighted outstanding shares		538,735,422	399,281,817
Earnings per share (Net Result/ weighted outstanding shares) (2)	0.11	213	191
Profitability Ratios (%):			
Gross financial margin / Average interest earning assets		7.0%	8.6%
Commissions and other income as a percentage of Total income		43.1%	34.9%
Return on average assets (ROA)		3.3%	2.5%
Return on average equity (ROE)		30.5%	25.3%
Efficiency Ratios (%):			
Operating expenses / Average total assets		6.2%	6.4%
Operating expenses / Total income		57.8%	55.6%
Liquidity Ratios (%):			
Cash and due from banks / Deposits		10.1%	9.6%
Cash and due from banks and Investments Portfolio / Deposits		69.0%	70.0%
Asset Quality Ratios (%):			
Gross loans / Deposits		52.9%	50.7%
Non performing loans/ Gross loans		1.3%	2.4%
Allowance for loan losses / Non performing loans		306.9%	208.6%
Allowance for loan losses / Gross loans		4.0%	5.0%
Capital Adequacy Ratios (%):			
Shareholders equity / Assets		10.8%	10.4%
CNV-Risk based capital (minimum required 8%)		20.9%	20.1%
BIS(3)-Risk based BIS (minimum required 8%)		21.4%	20.5%
Other Ratios:			
Number of branches (4)		350	349
Number of employees (5)		7,673	7,737
Number of ATMs		726	687
Number of points of sale (POS)		9,590	8,940
Exchange rate Bs./US$ (Controlled during 2003 and 2004)		1,915.2	1,596
Average Exchange Rate for the period (Bs/US$ 1)		1,862.0	1,596
Inflation for the last 12 months		23.6%	34.2%

(1) *Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate at close of period.*
(2) Issued shares minus Shares repurchased
(3) Equity / Risk-weighted assets ratio based on Basel Bank of International Settlements standards
(4) Of these, 332 in June 2004 and 330 in June 2003 correspond to Venezuela
(5) Of these 7.022 are in Venezuela as of June 30, 2004 and 7.102 as of June 30, 2003

MERCANTIL

APPENDIX VII

KEY MACROECONOMIC INDICATORS

	YEARS		QUARTERS					
	2002	2003	I03	II03	III03	IV03	I04	II04
Gross Domestic Product, Var,% (1)								
Consolidated								
Oil activities	-12.6	-10.7	-47.0	-3.2	-9.1	25.0	72.5	ND
Non-Oil activities	-6.5	-8.0	-19.2	-10.2	-6.1	3.9	18.9	ND
Consumer Price Index (% Change) (2)	31.2	27.1	43.2	23.7	19.6	23.2	27.9	18.9
Unemployment Rate (% Change) (3)	16.2	16.8	19.7	18.9	17.9	15.6	17.3	ND
Monetary Liquidity (% Change) (1) (4)	15.3	57.5	32.9	46.3	51.0	57.5	65.3	50.74 4/
Interest Rates (Period end) (%) (5)								
Six Main Commercial and Universal Banks								
Period-end Loan Rate	37.1	24.1	31.8	23.2	22.4	19.5	17.6	17.1
Period-end Saving Deposit Rate	3.9	6.2	6.2	6.8	5.4	5.3	4.6	4.4
Period-end Time Deposit Rate	28.3	17.6	18.3	13.5	17.6	14.2	12.8	12.8
Exchange Rate								
Period end (Bs/US$) (Bid rate)	1,397.8	1,596.0	1,596.0	1,596.0	1,596.0	1,596.0	1,915.2	1,915.2
Annual average exchange rate: Bs./US$	1,158.9	1,604.8	1,627.9	1,596.0	1,596.0	1,596.0	1,777.8	1,915.2
Depreciation (%) (2)	83.4	14.2	70.0	0.0	0.0	0.0	107.4	0.0
External Sector (million of US$)								
Trade Balance (6)	13,034	15,043	2,097	4,477	4,360	4,109	4,898	N.D.
Oil Exports	21,530	20,831	3,372	5,354	5,720	6,385	6,907	N.D.
Non-Oil Exports	5,126	4,919	947	1,221	1,452	1,299	1,329	N.D.
Imports	13,622	10,707	2,222	2,098	2,812	3,575	3,338	N.D.
Banco Central de Venezuela Intl. Res. (million US$)	12,003	20,666	13,736	16,932	18,485	20,666	22,560	22,550
FIEM	2,857	700	1,406	1,027	699	700	702	704
Oil Export Average Price (US$/b)	22.0	25.7	26.4	24.6	25.9	25.7	28.5	32.4
Central Government (billion of Bs)								
Ordinary Income	23,889	N.D.	4,198	6,633	9,564	N.D.	N.D.	N.D.
Oil Income	11,323	N.D.	1,376	3,518	3,757	N.D.	N.D.	N.D.
Non-Oil Income	12,567	N.D.	2,822	3,115	5,807	N.D.	N.D.	N.D.
Ordinary Expenditures (7)	27,735	N.D.	6,476	7,610	8,800	N.D.	N.D.	N.D.

(1) Year-on-year variation
(2) Annual Dec-Dec figures. Annualized quarterly figures
(3) Annual figures for the second semester
(4) Figure as of march 26, 2004
(5) Annual figures correspond to weighted averages
(6) Balance of payments figures. Source: BCV
(7) Does not include public debt amortization
N.D.: Not Available
FIEM: Macroeconomic Stabilization Investment Fund
Source: National Securities Commission (CNV), National Statistics Institute (INE),
Ministry of Energy and Mines (MEM), Bloomberg and own calculations

MERCANTIL
SERVICIOS FINANCIEROS

(2)

Caracas, July 29, 2004

Regular Shareholders' Meeting Called

The Board of Directors of Mercantil Servicios Finacieros ("Mercantil"), a Venezuelan holding company that provides financial services (Caracas Stock Market: MVZ.A y MVZ.B / ADR level 1 (OTC): MSVFY), called for a Regular Shareholders' Meeting to take place on August 26th, 2004, to consider the audited financial statements, results and report from the Statutory Auditors and Board of Directors for the first half of 2004. In addition, the meeting will consider an ordinary cash dividend proposal for the first quarter of 2005 of Bs. 8.00 per Class "A" common share and Class "B" common share to be paid on February 10th, 2005, to the shareholders on record as of January 31, 2005. Moreover, the Board will submit for the consideration of the Shareholders' Meeting the proposal to initiate the Tenth Phase of the Company's Stock Repurchase Program.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries of the Americas and Europe. Among its main subsidiaries are Banco Mercantil, Banco Universal with 293 branches; Commercebank, N.A., a commercial bank in the United States with eight branches in South Florida, one in New York; one in Houston and one in Tampa; Banco Mercantil Venezolano NV in Curacao, Banco del Centro in Panama, BMC Bank & Trust Limited in Cayman Islands, and Banco Mercantil Schweiz AG in Zurich, Merinvest Sociedad de Corretaje, investment bank in Venezuela; Seguros Mercantil which offers property, life and healthcare insurance and Mercantil Inversiones y Valores which holds other financial businesses. Mercantil has approximately 6,200 shareholders including several international funds such as JPMCC Belgium SCA with 9.15% participation.

Contact: Investor Relations - Tel.: 58-212-503.1335 - E-mail: inversionista@bancomercantil.com

MERCANTIL
SERVICIOS FINANCIEROS

(3)

Caracas, August 27th, 2004

2004 FIRST SEMESTER RESULTS

MERCANTIL SERVICIOS FINANCIEROS REPORTS 20.5% GROWTH IN ASSETS WITH FAVORABLE LOAN PORTFOLIO INDICES

During the regular shareholder's meetings of Mercantil Servicios Financieros (MERCANTIL) and its Venezuelan subsidiary, Banco Mercantil, the first semester financial results of both companies were approved, as informed by the company's Corporate Communications Unit.

Gustavo A. Marturet, President of Mercantil Servicios Financieros and Banco Mercantil, presided both assemblies accompanied by the members of the Board of Directors and a vast majority of shareholders.

According to the reports presented for the consideration of the shareholders, MERCANTIL's Total Assets closed at Bs. 14,424 billion in June, representing a 20.5% growth when compared to December 2003 levels. Shareholder's equity closed at Bs. 1,558 billion, 26.0% higher than in December 2003.

Furthermore, MERCANTIL's financial results show a Net Income for the first semester of Bs. 221 billion, representing a Bs. 95 billion increase in respect to the results of the second semester of 2003. The main contributions to the Net Income came from Banco Mercantil, with a participation of Bs. 168 billion, Commercebank with Bs. 21 billion and Seguros Mercantil with Bs. 19 billion, indicating the positive performance during the semester.

During the Assembly, a proposal submitted by the Board of Directors to pay the first portion of the cash dividend for the first quarter of 2005 for MERCANTIL's shareholders was approved at a ratio of Bs. 8 per each outstanding Class A and B share, payable on February 10, 2005. Furthermore, the tenth phase of the company's Stock Repurchase Program was also approved. The program will be in effect starting September 22, 2004 and will last for a period of six months, giving continuity to a program that began in 2000 aiming to add value to the company.

Gustavo Marturet highlighted the work MERCANTIL is carrying out in the Social Responsibility area, emphasizing on the programs for the foundations "Cardioamigos",

"Fundación Amigos del niño con Cáncer", "Fundación para la Educación Eclesiástica (F.E.S.E.)" and the "Universidad Católica Andrés Bello". The innovative programs' goal is to stimulate self-management within benefiting institutions, which will allow them to maintain their work in the long term.

Moreover, Mr. Marturet underlined the acknowledgements received by Mercantil Servicios Financieros and Banco Mercantil. MERCANTIL was the only Venezuelan company to have been included in Forbes Magazine 2000 ranking issued in May 2004. Furthermore, the U.K . magazine The Banker ranked MERCANTIL as Venezuela's No. 1 financial institution in its July issue classifying the Top 1000 World Banks. Banco Mercantil was chosen by the publication Emerging Markets as "Best Trade Finance Bank in the Andean Region", based on nominations by investment bank analysts and rating agencies.

MERCANTIL is Venezuela's top and most comprehensive financial services provider operating in ten (10) countries in Latin America and Europe. Its subsidiaries include Banco Mercantil, Banco Universal with 295 branches in Venezuela, two (2) agencies in Miami and New York, a branch in Curacao and five (5) representative offices in Bogota, Lima, Mexico, Sao Paulo and London; Commercebank, N.A., a commercial bank in the United States with nine (10) offices in southern Florida, one (1) office in New York, and two (2) representative offices in Houston and Tampa; Banco Mercantil Venezolano in Curaçao, Banco del Centro in Panama, BMC Bank & Trust Limited in the Cayman Islands and Banco Mercantil (Schweiz) A.G. in Zurich; Merinvest, Sociedad de Corretaje, an Investment Bank in Venezuela; Seguros Mercantil which provides equity, life and health insurance as well as banking insurance services and Mercantil Inversiones y Valores, a holding for other minority investments.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com

MERCANTIL
SERVICIOS FINANCIEROS



2004

SEMI-ANNUAL REPORT


MERCANTIL
SERVICIOS FINANCIEROS


SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
183
WASH. D.C. SECTION

SEMI-ANNUAL REPORT 2004


MS 10 ABN
MS 10 JPM
MS 10 UBS
MS 2011
BS 11 ABN
11 JPM 118.00
MS 11 UBS
S 2013
13 ABN
NEW YORK

Mercantil Servicios Financieros



Mercantil Servicios Financieros (MERCANTIL) is a Venezuelan company incorporated in April 1997 as a holding company. Its main subsidiaries are Banco Mercantil, Commercebank N.A., Seguros Mercantil and Merinvest Sociedad de Corretaje.

The mission of Mercantil Servicios Financieros is to *"meet the expectations of individuals and the community in which it operates, by providing excellent financial products and services in different market segments, adding value for its shareholders through the efficient use of available resources."*

MERCANTIL is Venezuela's top and most comprehensive provider of financial services, operating in 10 countries in the Americas and Europe. Its subsidiaries are Banco Mercantil, Banco Universal with 295 branches in Venezuela, 2 agencies in Miami and New York, one branch in Curaçao and 5 representative offices in Bogotá, Lima, México, Sao Paulo and London; Commercebank, N.A., a commercial bank in the United States with 10 offices in southern Florida, 1 in New York, and 2 representative offices in Houston and Tampa; Banco Mercantil Venezolano in Curaçao, Banco del Centro in Panama, BMC Bank & Trust Limited in the Cayman Islands and Banco Mercantil (Schweiz) A.G. in Zurich; Merinvest, Sociedad de Corretaje, an Investment Bank in Venezuela; Seguros Mercantil which provides equity life insurance and health insurance services and Mercantil Inversiones y Valores, a holding for other minority investments.

Right from the outset, not only has Mercantil participated intensely in trade, agriculture and industry in Venezuela but, through Fundación Mercantil, it has also played an important role in diverse sectors of the community, firmly asserting its commitment to the country and its people. It is also involved in community activities in southern Florida, USA, through the subsidiary Commercebank, N.A.

Mercantil Servicios Financieros' Stock Performance

Caracas Stock Exchange: MVZ
Level 1 ADR: MSVFY

	June 30 2004 US$ (1)	June 30 2004	December 31 2003	June 30 2003	December 31 2002	June 30 2002
Earnings per Share(2)	0.2	Bs. 411	Bs. 236	Bs. 237	Bs. 138	Bs. 193
Closing Price						
Class A Share	1.3	Bs. 2,500	Bs. 2,550	Bs. 2,200	Bs. 1,575	Bs. 1,190
Class B Share	1.3	Bs. 2,555	Bs. 2,400	Bs. 2,200	Bs. 1,475	Bs. 1,000
Market Price/Earnings Per Share						
Class A Share		6.1	10.8	9.3	11.4	6.2
Class B Share		6.2	10.2	9.3	10.7	5.2
Book Value Per Share(2)	1.5	Bs. 2,892	Bs. 2,298	Bs. 2,045	Bs. 1,693	Bs. 1,552
Price/Book Value						
Class A Share		0.9	1.1	1.1	0.9	0.8
Class B Share		0.9	1.0	1.1	0.9	0.6
Number of Outstanding Shares						
Class A Share		299,873,422	299,958,849	214,499,601	215,131,212	203,034,682
Class B Share		250,060,468	250,040,470	178,811,432	179,092,666	169,024,505
Daily Average Traded Volume (Shares)						
Class A Share		46,918	102,278	25,694	32,808	53,766
Class B Share		83,135	75,219	44,178	36,717	73,857
Dividends Paid						
In stock (new shares per share held)		–	2 for each 5	–	1 for each 15	-
In cash (Bs. per Share)	0.03	Bs. 43(3)	Bs. 34	Bs. 16	Bs. 36	Bs. 14
Cash dividends for the semester/ Market Price(%)						
Class A Share		1.7	1.3	0.7	2.3	1.2
Class B Share		1.7	1.4	0.7	2.4	1.4

(1) Information in USS at the average exchange rate for the semester of Bs. 1,820 /US$1 and at the June 30, 2004 exchange rate of Bs. 1,915.2/US$1

(2) *Calculated on the weighted average of outstanding shares, adjusted for stock dividends, considered as issued for all six-month periods.*

(3) Quarterly ordinary cash dividends of Bs. 8.00 and extraordinary cash dividend of Bs. 27.00 approved on Shareholders meetings held on August 28, 2003 and February 27, 2004

Market quote for MERCANTIL Class A and B shares vs. Caracas Stock Exchange (IBVC) Index



Bs. 3,000
2,500
2,000
1,500
1,000
500
0
1/1/00
4/1/00
7/1/00
10/1/00
1/1/01
4/1/01
7/1/01
10/1/01
1/1/02
4/1/02
7/1/02
10/1/02
1/1/03
4/1/03
7/1/03
10/1/03
1/1/04
4/1/04
7/1/04
Price MVZ A
Price MVZ B
IBVC

FINANCIAL HIGHLIGHTS

ON CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except percentages)

	June 30 2004 US$	June 30 2004 bolivars	December 31 2003 bolivars	June 30 2003 bolivars	December 31 2002 bolivars	June 30 2002 bolivars
Balance Sheet [1]						
Total Assets	7,531	14,423,749	11,966,142	10,544,090	9,291,718	7,908,365
Loan Portfolio, Net	3,019	5,781,760	4,572,843	4,006,859	3,916,016	3,483,318
Deposits	5,944	11,384,325	9,601,033	8,326,440	7,360,066	6,159,943
Shareholders' Equity	813	1,557,948	1,236,295	1,101,807	914,277	846,228
Income Statement[2]						
Financial Margin, Net	199	369,815	326,472	275,416	259,700	212,374
Commissions and Other Income	152	283,325	184,471	186,661	139,555	186,101
Operating Expenses	230	428,848	384,992	335,494	311,919	279,312
Net Income	119	221,278	126,780	127,940	74,811	105,388
Indicators (%)						
Gross Financial Margin/Average Financial Assets		7.0	7.9	8.6	8.5	10.7
Commissions and Other Income/Total Income		43.1	34.7	34.9	33.4	41.9
Net Earnings for Period/Average Assets (ROA)		3.3	2.3	2.4	1.7	3.4
Net Earnings for Period/Average Equity (ROE)		30.5	21.9	25.3	17.1	30.7
Capital Adequacy Indicators (%)						
Equity/Risk-Weighted Assets (CNV regulatory minimum 8%)[3]		20.9	19.9	22.9	15.9	17.4
Equity/Risk-Weighted Assets (BIS)[4]		21.4	20.9	22.9	14.9	17.4
Equity/Assets		10.8	10.3	10.4	9.8	10.7
Loan Portfolio Quality Indicators (%)						
Past Due Portfolio + In Litigation/Gross Portfolio		1.3	1.9	2.4	2.6	2.8
Allowance for Loan Losses/Past Due Portfolio + In Litigation		306.9	234.4	208.6	175.4	193.5
Allowance for Loan Losses on loan Portfolio/Gross Portfolio		4.0	4.4	5.0	4.5	5.5
Efficiency Indicators (%)						
Operating Expenses/Average Total Assets		6.2	6.7	6.4	7.1	8.7
Operating Expenses/Gross Financial Margin +Commissions and Other Income		57.8	63.9	55.6	64.4	58.1
Liquidity Indicators (%)						
Cash and Due from Banks/Deposits		10.1	10.8	9.6	9.9	9.2
Cash and Due from Banks and Investment Portfolio/Deposits		69.0	69.8	70.1	63.5	60.5
Other Indicators (%)						
Gross Loan Portfolio / Deposits		52.9	49.8	50.8	55.7	59.8
Financial Assets / Total Assets		87.7	86.6	88.0	87.1	86.7
Financial Assets / Customer Deposits		111.2	107.9	111.5	109.9	111.2
Number of Employees						
In Venezuela		7,022	6,899	7,102	7,772	7,791
Abroad		651	665	635	586	576
Banking Distribution Network						
Branches in Venezuela		332	293	293	320	320
Foreign Branches		21	22	19	21	15
Representative Offices		5	5	5	5	5
Insurance Distribution Network		36	36	37	37	24
Number of Automatic Teller Machines (ATMs)		726	713	687	708	716
Number of Point of Sale Terminals(POS)		9,590	9,184	8,940	9,638	9,431

[1] Information in US$, translated at June 30, 2004 controlled exchange rate: Bs. 1.915,2 /US$1
[2] Information in US$, translated at the average controlled 2004 exchange rate for the semester: Bs. 1.862 /US$1
[3] Pursuant to National Securities Commission (CNV) standards in Venezuela
[4] Pursuant to Basle Bank for International Settlements' standards



Board of Directors

Principal Directors

Gustavo A. Marturet
Chairman and CEO

Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Timothy Purcell
Gustavo J. Vollmer A.
Jonathan Coles
Victor J. Sierra A.

Alternate Directors

Luis A. Sanabria U.
Oscar A. Machado K.
Eduardo Mier y Terán
Luis E. Palacios W.
Gustavo Galdo C.
Rafael T. Hernández
Miguel A. Capriles L.
Gonzalo Mendoza M.
Germán Sánchez Myles
Luis A. Marturet M.
Carlos Hellmund B.
Gustavo Machado C.
Francisco Monaldi M.
Federico Vollmer A.
Guillermo Sosa S.
Alfredo Irigoin

Secretary

Guillermo Ponce Trujillo

Alternate Secretary

Julio Peña Bacalao

Principal Statutory Auditors

Eduardo Elvira
Francisco Torres Pantin

Principal Statutory Auditors

Leopoldo Machado Espinoza
Alexis R. Alfonzo Pino

Legal Representative

Luis Alberto Fernandes

Alternate Legal Representative

Pedro Reyes O.

Administration

Gustavo A. Marturet*
Chairman and CEO

Alejandro González Sosa*
Global Chief Financial Officer

Nerio Rosales Rengifo*
Global Business and Personal Banking Manager

Philip Henriquez*
Global Corporate Banking Manager

Alberto Benshimol*
Insurance and New Financial Business Manager

Armando Leirós*
Global Operations and Technology Manager

Guillermo Villar*
Global Manager for International Operations and Asset Management

Millar Wilson*
Global Chief Risk Officer

Luis Calvo Blesa*
Manager of the Office of the Presidency

Luis Alberto Fernandes
Global Chief Legal Counsel

Toribio Cabeza León
Global Audit Manager

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Julio Peña Bacalao
Assistant Secretary

Juan Livinalli
Money Laundering Prevention and Compliance Officer

Emilio Navarro
Global Strategic Planning Manager

* Member of the Executive Committee

Note: Pursuant to provisions of the Bylaws and by Board of Directors' resolution, the company maintains Audit, Compensation and Risk Committees all comprised of outside Directors and the Chairman. The Committees' functions and membership are detailed in a separate chapter.

NOTICE OF REGULAR GENERAL SHAREHOLDERS' MEETING

MERCANTIL SERVICIOS FINANCIEROS, C.A.
Authorized Capital Bs. 165.855.930.000,00
Subscribed and Paid-In Capital Bs. 82.490.083.500,00
Caracas-Venezuela

Notice of an Ordinary Meeting of Shareholders was issued, by agreement of the Board Directors, to be held at the Company's headquarters at Avenida Andrés Bello N°1, Edificio Mercantil, on August 26, 2004, at 5:00 p.m. The items on the agenda are:

1. Consider the Report submitted by the Board of Directors and the Company's Audited Financial Statements at June 30, 2004, following a review of the Statutory Auditors' Report.
2. Consider the "Proposal for the Tenth Phase of the Company's Stock Repurchase Program" submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Ordinary Shareholders Meeting on August 26, 2004."
3. Consider the "Proposal to declare the first portion of the Company's ordinary cash dividend for 2005, submitted by the Board of Directors to the Ordinary Shareholders Meeting on August 26, 2004."

N.B. The shareholders are hereby informed that the Balance Sheet, Income Statement, Statement of Capital Account Movement and Statement of Cash Movements for the year ended June 30,2004, duly examined by Independent Accountants Espiñeira, Sheldon y Asociados; the Statutory Auditors' Report, the Board of Directors Report, the "Proposal for the Tenth Phase of the Company's Stock Repurchase Program submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. for consideration by the Ordinary Shareholders Meeting on August 26, 2004" will be available 15 days prior to the Meeting, at the Secretariat of the Board of Directors of the Company, located at Avenida Andrés Bello N° 1, Edificio Mercantil, piso 35, Caracas. The "Proposal for the declaration of the first portion of the ordinary cash dividend of Mercantil Servicios Financieros, C.A. for 2004 submitted by the Board of Directors for consideration by the Regular Shareholders Meeting on August 26, 2004" is available at the Secretariat of the Board of Directors as of the date of publication of this Notice.

Caracas, July 29, 2004

p.p. Mercantil Servicios Financieros, C.A.



Guillermo Ponce Trujillo
Secretary of the Board of Directors



BOARD OF DIRECTOR´S REPORT

Caracas, July 29, 2004
Dear Shareholders:

We are pleased to inform you of the consolidated results and main activities of Mercantil Servicios Financieros for the first semester of 2004.

The financial statements of Mercantil Servicios Financieros contained in this report consolidate the activities of its subsidiaries and were prepared in accordance with the standards of the National Securities Commission (CNV). They are also included as supplemental information in keeping with the accounting standards generally accepted in Venezuela.

These statements have been examined by the Company's independent accountants Espiñeira, Sheldon y Asociados, whose separate report can be found in the inside back cover of this report.

Economic Climate

The industrialized economies made an excellent recovery between the third quarter of 2003 and well into the second quarter of 2004.

Nevertheless, certain asymmetries in the growth rate still persist. While the United States, Japan and the United Kingdom are leading vigorous recoveries, the euro economic zone is still not showing clear signs of growth. Growth picked up in Asia and is now consolidated, particularly in countries such as India and the People's Republic of China where growth rates this year are around 6 to 8 per cent. On a par with this growth, world trade strengthened throughout 2003 and particularly in the first months of 2004, and is expected to grow between 8 and 8.5% this year.

Despite the significant change in the global growth rate, the world economy faces no apparent threat of inflation for the time being.

The growth of the U.S. economy (4% real this first semester) can be attributed both to private consumption and investment. Imports have continued to grow, along with the trade balance deficit. The labor market situation shows signs of recovery and the inflationary fears generated have fostered increases in the yield of sovereign debt instruments. This has boosted expectations of moderate growth in interest rates within the context of a depreciation of the US Dollar.

Domestic Economic Climate

The Venezuelan economy has shown positive results, due to higher oil prices (averaging US$ 30 per barrel), the recovery of domestic economic activity, more flexible foreign exchange allocation and an expansion in public spending (68.7% in real terms). International reserves reached US$ 22,600 billion at the close of the semester, and the quotation of the parallel exchange rate went down. However, the unemployment rate remained high (17%), as did employment in the informal economy (52%). Price increases slowed down despite the growth in liquidity (14.3%) and lower interest rates. Commercial and universal banks improved their financial intermediation with an increase of the loan portfolio of 19.2% in real terms.



MERCANTIL's net income during the first semester of the year totaled Bs 221,278 million (US$ 119 million), an increase of Bs. 94,498 million compared with the results for the second semester of 2003. The main contributors to this result are Banco Mercantil with Bs. 167,749 million, Commercebank with Bs. 20,782 million and Seguros Mercantil with Bs. 19,105 million.

Results

Total assets were Bs. 14,423,749 million (US$ 7, 531 million), 20.5% higher than the level recorded in December 2003 and shareholders' equity Bs. 1,557,948 million (US$ 813 million), 26.0% higher than for that same period.

Loan Portfolio quality remained at very favorable levels. Banco Mercantil in Venezuela (unconsolidated) achieved better results than the Venezuelan banking system as a whole. The ratio of Past Due and Loans in Litigation to the Gross Loan Portfolio was 1.8%, versus 3.0% for Venezuela's financial system overall. In the case of Mercantil Servicios Financieros, from a global point of view the rate was 1.3%, being 1.9% at the end of 2003. Accordingly, the Coverage Ratio, calculated as an allowance for loan losses to Past Due and Loans in litigation, was 306.9%, and by the end of 2003 it was 234.4%.

This semester the efficiency ratio, calculated by dividing Operating Expenses by Gross Financial Margin plus Commissions and other Income, was 57.8% versus 63.9% in the second semester of 2003, demonstrating a substantial improvement. The ratio of Equity over risk-weighted Assets was 20.9% versus 19.9% in 2003. The regulatory minimum is 8%. This ratio is determined according to the guidelines of the National Securities Commission (CNV) which are similar to those established by the Basel Committee on Banking Supervision of the Bank for International Settlements.

Dividends

During the semester, dividends amounting to Bs. 23,644 million (Bs. 43 per share) were paid out, satisfying the applicable requirements of the Capitals Market Act.

As authorized by the Shareholders Meetings held in March 22 and September 20, 2002 and February 26 and August 28, 2003, MERCANTIL's last Board meeting which took place on February 19 2004, agreed to redeem 1,278,622 common Class A shares and 1,640,588 common Class B shares which were held as Treasury shares.

Share Repurchase Program

The Stock Repurchase Program initiated in May 2000 is now in its Ninth Phase and at the time this report was written, the number of Treasury shares held by the Company and acquired under the Program is 463,677of which 443,679 are common Class A shares and 19,998 are common Class B shares.

New Products and Services

MERCANTIL is furthering its efforts to create new products and services to satisfy its customers' financial needs in different segments by using the technological innovations available.

Banco Mercantil was one of the first institutions to enable its customers to use credit cards for purchases abroad, in accordance with the rules approved by the Government's Exchange Control Commission (CADIVI). It also introduced the first prepaid card for this



type of consumption, and implemented the virtual E-card in prepaid and credit versions, exclusively for Internet purchases, with a security mechanism that enables customers to activate and de-activate it at will.

Promotional rates are now available for personal loans and a broader range of information services is being provided through the Mercantil Customer Service Center (CAM).

Commercebank expanded its global services in the trust fund area through Commercebank Trust Company, N.A., which has recently been licensed by the authorities to operate in this field of business. Customers now have more options to diversify their investments and reap the benefits of trust fund planning.

Seguros Mercantil launched an innovative Health Insurance policy in Dollars, called Mercantil Global Benefits, which provides international coverage up to US$ 1 million, or its Bolivar equivalent for hospitalization, surgery and maternity expenses for the policyholder and family.

The second edition of the Ideas 2004 competition was launched through a strategic alliance Innovex, Capital en Tecnología, C.A. in which Mercantil participates, designed to give entrepreneurs the opportunity to present ideas and projects aimed at developing the company and its human capital. This year there are 817 candidates, 3% more than last year, reflecting increased interest in the competition.

In line with MERCANTIL's strategic positioning and based on its global guidelines up to 2008, a new corporate and global structure was approved which will support the development of MERCANTIL's businesses and activities in Venezuela and abroad. Details can be seen in the Strategic Positioning chapter.

Anti-Money Laundering

Mercantil continues to pay particular attention to the Prevention and Control of Money Laundering through updated internal control and oversight mechanisms designed to detect money laundering operations at an early stage. These mechanisms have been especially developed for Banco Mercantil, Commercebank, Seguros Mercantil and Merinvest, in view of the specific nature of each of these companies' activities.

Relations between the officers and employees have remained in line with the traditional spirit of harmony and cooperation, and the Board wishes to thank them all for their efficiency and dedication.

Credit Ratings

Risk rating agencies Fitch Venezuela and Clave Sociedad Calificadora de Riesgo, based on MERCANTIL's 2003 earnings, improved the rating of the Company's Commercial Paper issues from A3 to A2, stating that "the rating is supported by an adequate diversification of its operations, a low debt level and the financial strength of the main subsidiaries that provide the flow of dividends needed to pay the issuer's obligations."

Awards and Recognitions

MERCANTIL is the only Venezuelan company listed in Forbes 2000 ranking published in the May 2004 edition, in which Mercantil Servicios Financieros was selected as number 1,861, being one of the 22 South American firms selected, 15 of which are Brazilian.

Banco Mercantil was also chosen by the publication Emerging Markets as the Best Trade Finance Bank in the Andean Region. This recognition was based on nominations by investment banking analysts and rating agencies.

According to the July issue of the U .K. magazine The Banker, which rates the Top 1000 World Banks, MERCANTIL heads Venezuela's financial institutions. It is also the only Venezuelan financial institution on the list of Latin America's twenty-five biggest banks, ranking 14. Brazil dominates the list this year with eight financial institutions. In the ranking of the Top 1000 banks worldwide, MERCANTIL comes in at number 514.

For the second year running, Seguros Mercantil won the prize awarded by Lo mejor de punto.com for the best insurance website.

Social Responsibility

Taking an innovative approach to social responsibility, Fundación Mercantil initiated the Special Foundation Funds Program with the following foundations: Cardioamigos, Fundación Amigos del Niño con Cáncer, Fundación para la Educación Eclesiástica F.E.S.E. and Universidad Católica Andrés Bello, in an effort to encourage financial self-management by the beneficiary institutions, enabling them to keep their work going on a permanent basis. Under this program, trust funds are set up with an initial contribution from MERCANTIL and the beneficiary institutions themselves, through the reinvestment of their yield and the possible support of other sponsors. Contributions from those institutions totaled Bs. 1.54 billion.

Our firm commitment to the community is clearly demonstrated by the fact that we have now arrived at the twentieth anniversary of the "Give Your School a Helping Hand" Repair and Maintenance Program run in conjunction with the Foundation of Educational Buildings and Equipment (FEDE).

Note that, in accordance with the CNV's Resolution, form CNV-FG-010 reflects disbursements totaling Bs. 451,028,667 for remunerations paid to the Company's Directors and Executives.

During the first quarter of 2004, Alternate Directors attended Board meetings in the absence of Directors or as guests.

The President delegated a number of functions corresponding to the Chief Executive Officer, to members of the Executive Committee during his temporary absences.

Yours truly,
Gustavo A. Marturet
Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Timothy Purcell
Gustavo J. Vollmer A.
Jonathan Coles
Víctor Sierra A.








STATUTORY AUDITORS' REPORT

Caracas, August 10, 2004

To the shareholders of
Mercantil Servicios Financieros, C.A.
Caracas

Dear gentlemen and friends:

In our capacity as Statutory Auditors of this Company and in conformity with the provisions of Articles 287 and 311 of the Commercial Code, we are pleased to inform you we have examined the consolidated balance sheet of Mercantil Servicios Financieros, C.A. and its subsidiaries as of June 30, 2003 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the period then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

Our examination was made in accordance with generally accepted auditing standards, and accordingly, included selective tests of the accounting records and other auditing procedures we considered necessary in the circumstances.We have also taken into account the Report of the external auditors "Espiñeira, Sheldon y Asociados" for the same period, which should be treated as an integral part of this report, with whose content we agree, and which we attach hereto.

Based on our analysis, we take the liberty of pointing out that the Company maintains adequate controls over its loan and investment portfolios, which are subject to ongoing analysis and monitoring with a view to creating appropriate provisions. The Company likewise maintains the reserves prescribed in its Bylaws and declares and pays the dividends to which it is obligated by its Bylaws and the law. Furthermore, the Company's established internal accounting controls and policies justify our conclusion that there is no current or potential risk of conditions leading to a weakening of its financial position. In our opinion, the aforementioned consolidated financial statements present fairly the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at June 30, 2003, and the results of their operations and cash flows for the period then ended, in conformity with the National Securities Commission standards. The Company presents financial statements drawn up in accordance with generally accepted accounting principles issued by the Federation of Venezuelan Public Accounting Associations as complementary information.

We would like to express our appreciation for the confidence you have placed in us, and reiterate that we are your friends and servants



Eduardo Elvira
Statutory Auditor



Francisco Torres Pantin
Statutory Auditor

Enclosure: Report of "Espiñeira, Sheldon y Asociados".

FINANCIAL STATEMENTS

BALANCE SHEETS UNCONSOLIDATED

(In millions of Bs.)

	June 30 2004	December 31 2003	June 30 2003
Assets			
Cash and Due from Banks	48	55	16
Investment Portfolio	1,679,126	1,358,472	1,216,331
Other Assets	872	(6,648)	2,334
Total Assets	1,680,046	1,351,879	1,218,681
Liabilities and Shareholders' Equity			
Publicly Trade Debt Securities Issued by MERCANTIL	98,466	97,482	110,000
Other Liabilities	23,631	18,103	6,874
Total Liabilities	122,097	115,585	116,874
Shareholders' Equity	1,557,948	1,236,294	1,101,807
Total Liabilities and Shareholders' Equity	1,680,046	1,351,879	1,218,681

INCOME STATEMENT UNCONSOLIDATED

(In millions of Bs.)

	June 30 2004	December 31 2003	June 30 2003
Income			
Equity Investment in Subsidiaries	223,834	147,461	143,549
Other Income	11,482	(6,587)	1,142
Total Income	235,316	140,874	144,691
Expenses			
Financial	8,855	10,508	11,986
Other Expenses	5,130	3,586	4,731
Income Taxes	53	-	34
Total Expenses	14,038	14,094	16,751
Net Income	221,278	126,780	127,940



BALANCE SHEET CONSOLIDATED

(In millions)

ASSETS	June 30 2004 US$(1)	June 30 2004 bolivars	December 31 2003 bolivars	June 30 2003 bolivars
Cash and Due from Banks				
Cash	80	153,168	168,682	99,788
Banco Central de Venezuela	382	732,492	721,574	517,278
Venezuelan Banks and Other Financial Institutions	1	2,347	1,727	4,353
Foreign Banks and Other Financial Institutions	27	52,625	68,349	50,655
Pending Cash Items	108	206,388	79,856	125,562
(Allowance for Cash and Due from Banks)	(1)	(1,210)	(1,249)	(1,079)
	598	1,145,810	1,038,939	796,557
Investment Portfolio				
Investments in Trading Securities	23	44,076	14,392	11,900
Investments in Securities Available for Sale	1,663	3,185,289	2,597,331	2,738,880
Investments in Securities Held to Maturity	428	820,494	725,314	433,241
Share Trading Portfolio	93	177,908	125,036	100,554
Investments in Time Deposits and Placements	1,224	2.344,050	2,028,590	1,534,699
Restricted Investments	72	138,632	167,072	214,537
	3,504	6,710,449	5,657,735	5,033,811
Loan Portfolio, Net				
Current	3,049	5,838,812	4,595,660	4,021,607
Rescheduled	56	106,835	97,484	95,361
Past Due	35	67,177	78,634	81,566
In Litigation	6	12,037	10,904	19,853
	3,146	6,024,860	4,782,682	4,218,387
(Allowance for Losses on Loan Portfolio)	(127)	(243,100)	(209,840)	(211,529)
	3,019	5,781,760	4,572,842	4,006,858
Interest and Commissions Receivable	69	132,036	116,705	105,921
Long-Term Investments	13	24,553	24,349	14,371
Assets Available for Sale	7	13,685	16,417	17,121
Property and Equipment	119	227,157	222,119	235,326
Other Assets	203	388,299	317,035	334,126
Total Assets	7,531	14,423,749	11,966,141	10,544,090

(1) Translated at the controlled exchange rate: Bs.1,915.20 /US$1.

BALANCE SHEETS CONSOLIDATED

(In millions)

LIABILITIES AND SHAREHOLDERS' EQUITY

	June 30 2004 US$(1)	June 30 2004 bolivars	December 31 2003 bolivars	June 30 2003 bolivars
Liabilities				
Deposits				
Non - Interest Bearing Checking Accounts	945	1,809,838	1,601,935	1,208,950
Interest Bearing Checking Accounts	1,665	3,187,859	2,686,946	2,171,318
Savings Deposits	1,786	3,421,489	2,952,330	2,728,297
Time Deposits	1,548	2,965,138	2,359,822	2,217,875
	5,944	11,384,325	9,601,033	8,326,440
Debt Authorized by the National Securities and Exchange Commission				
Debt Securities Publicly Trade Issued by the Institution	50	96,137	93,550	108,124
	50	96,137	93,550	108,124
Financial Liabilities				
Venezuelan Institutions, up to 1 year	24	46,527	31,035	26,716
Venezuelan Institutions, more than 1 year	2	3,031	3,031	3,031
Foreign Institutions, up to 1 year	31	58,504	3,629	19,355
Foreign Institutions, more than 1 year	158	301,673	251,345	257,657
Liabilities Under Repurchase Transactions	11	20,458	1,233	1,574
Financial Liabilities Indexed to Securities	13	23,946	-	-
Other Obligations, up to 1 year	13	24,382	18,949	24,861
Other Obligations, more than 1 year	24	45,857	47,916	51,071
	274	524,378	357,138	384,262
Interest and Commissions Payable	10	19,493	22,116	17,509
Other Liabilities	348	665,602	515,515	465,845
Subordinated Debt	90	172,521	137,655	137,655
Total Liabilities	6,716	12,862,456	10,727,007	9,439,835
Minority Interests in Consolidated Subsidiaries	2	3,345	2,840	2,448
Shareholders' Equity				
Capital				
Par Value	43	82,490	82,928	59,344
Inflation Adjustment	100	191,709	191,709	191,709
Paid in Surplus	19	36,290	36,289	59,873
Reserves	85	163,672	163,673	161,614
Translation Adjustment Net Assets of Subsidiaries Abroad	131	251,407	166,633	161,375
Retained Earnings	384	734,583	541,067	430,968
Shares Repurchased or Held by Subsidiaries	(4)	(7,644)	(12,029)	(10,731)
Unrealized Gain from Adjustment at Market Value of Investments	55	105,441	66,024	47,655
Total Shareholders' Equity	813	1,557,948	1,236,294	1,101,807
Total Liabilities and Shareholders' Equity	7,531	14,423,749	11,966,141	10,544,090

(1) Translated at the controlled exchange rate: Bs.1,915.20 /US$1.

Income Statements Consolidated

Semesters
(In millions)

	June 30 2004 US$(1)	June 30 2004 bolivars	December 31 2003 bolivars	June 30 2003 bolivars
Interest Income				
Income from Cash and Due from Banks	1	1,383	903	8,740
Income from Investment Portfolio	137	255,707	261,031	227,880
Income from Loan Portfolio	158	294,456	264,494	314,392
Total Interest Income	296	551,547	526,428	551,012
Interest Expense				
Interest on Demand and Savings Deposits	32	58,668	51,519	49,989
Interest on Time Deposits	33	62,215	71,282	95,066
Interest on Securities Issued by the Institution	4	8,089	9,956	10,529
Interest on Financial Liabilities	8	15,754	12,845	13,816
Total Interest Expense	78	144,726	145,602	169,400
Gross Financial Margin	218	406,821	380,026	381,612
Provision for Losses on Loan Portfolio	(20)	(37,006)	(54,354)	(106,196)
Net Financial Margin	199	369,815	326,472	275,416
Commissions and Other Income				
Trust Fund Operations	6	10,641	8,668	8,481
Foreign Currency Transactions	0	821	493	2,868
Commissions on Customer Account Transactions	18	32,661	37,809	31,794
Commissions on Letters of Credit and Guarantees Granted	4	6,955	4,519	2,744
Equity in Long-Term Investments	5	8,413	1,867	4,641
Exchange Gains	40	73,942	(175)	49,168
Income on Sale of Investment Securities	19	36,196	19,128	15,827
Other Income	61	113,697	112,162	71,139
Total Commissions and Other Income	152	283,325	184,471	186,662
Insurance Premiums, Net of Claims				
Premiums	66	123,775	124,760	88,701
Claims	(53)	(98,790)	(107,017)	(71,263)
Total Insurance Premiums, Net of Claims	13	24,985	17,743	17,438
Operating Income	364	678,124	528,686	479,516
Operating Expenses				
Salaries and Employee Benefits	93	173,096	145,815	135,473
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Other	32	59,386	65,262	56,671
Fees Paid to Regulatory Agencies	8	15,477	12,295	10,088
Other Operating Expenses	97	180,889	161,621	133,262
Total Operating Expenses	230	428,848	384,993	335,494
Net Income Before Taxes, Extraordinary Items and Minority Interests	134	249,276	143,693	144,022
Taxes				
Current	16	30,234	17,938	20,144
Deferred	(2)	(2,838)	(1,387)	(4,355)
Total Taxes	15	27,396	16,551	15,790
Minority Interests	0	602	362	292
Net Income for the Year	119	221,278	126,780	127,940

(1) Translated at the average controlled semester 2004 exchange rate: Bs. 1,862 /US$1



Economic Climate

World Economy

The industrialized economies have continued to make a good recovery since the third quarter of 2003 and well into the second quarter of 2004. However, there are still some asymmetries in the growth rate. While the United States, Japan and the United Kingdom lead with vigorous recoveries, the euro zone still shows no clear signs of economic growth. The Asian economies has picked up and became consolidated, in particular in the case India and the People's Republic of China where rates are likely to be in the region of 6% to 8% this year. Despite the significant change in the global growth rate, no threat of inflation in the world economy is currently in site. Inflation has risen only moderately in the United States, and Japan still does not appear to have managed to beat the signs of inflation that have stricken its economy for over a decade. In the euro zone, weak domestic demand, a low level of consumer confidence and the appreciation in the value of the euro have had a bearish effect on prices.

Prime Rate



% 5.0
4.8
4.6
4.4
4.2
4.0
3.8
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04

Libor Rate(90 days)



% 3
2.5
2
1.5
1
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04

United States

The U.S. economy remained exceptionally strong during the first quarter of 2004 and has continued to grow, exceeding its trend.

Department of Trade figures point to a 3.9% rise in the U.S. economy in the first quarter of the year, and estimates indicate growth may well reach between 4.2 and 4.7% for the year. In the second half of the year growth will remain steady due to the delayed effects of the exchange rate depreciation on exports, the favorable business climate in the private sector, maintenance of high levels of consumer confidence and the expansion of the monetary and fiscal policy.

The annualized inflation rate for May, measured by the Consumer Price Index, was 5.1%, substantially higher than the in 2003, but this is still not cause for concern by the monetary authorities. One of the greatest concerns regarding the recovery of growth rates in the United States has been their low impact on the creation of jobs. Despite a slight drop in the last quarter of 2003, the unemployment rate remained stable at 5.6% until June of this year.

The business climate still offers favorable conditions thanks to higher levels of profitability in the non-financial corporate sector, where productivity has risen (with the fall in unit costs) and where competitive improvements are expected as a result of the dollar' s gradual depreciation. Given the good corporate results, an upturn is expected in private investment which had expanded by 10.8% in the second semester of 2003, and then slowed down slightly in the first semester of this year.

Euro/Dollar



% 1.35
1.25
1.15
1.05
0.95
0.85
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04

Latin America

Looking at the Latin American region as a whole, more dynamic exports in the majority of the countries, alongside a recovery in domestic investment and the fact that international interest rates remained low, have contributed to the continuing positive growth trend that began in 2003. The Latin American economy grew 1.5% in 2003, contrasting favorably with the 0.4% reduction in GDP in 2002. The Economic Commission for Latin America and the Caribbean (ECLAC) expects Latin America to grow by around 4% in 2004. If one splits the continent into subregions, South America would be expected to grow by 4.4%; Mexico and Central America by 3.4%; and the Caribbean by 2.9%. The improved outlook for the Latin American economies has been the consequence of the recovery in the growth of the world's principal industrialized economies. It has also meant that the terms of trade so far this year have been favorable for a large number of countries in the region, especially those that export oil, minerals and other raw materials. It was the combination of volumes and prices that made Latin American exports the most dynamic factor in the demand and also made 2003 a record year in trade surplus terms ($41 billion). Capital flows did not behave negatively in the region because direct investments more than offset short term financial flows. After 2002, a year in which the markets tended to avoid Latin American bonds, the region was able to attract borrowing funds from international markets averaging a growth of 9.6%, three hundred basis points less than twelve months previously.

Venezuela

The behavior of the Venezuelan economy in the first semester of the year, after two years of recession running, shows encouraging results, derived from stronger oil prices, the recovery of domestic economic activity, more flexible allocation of foreign exchange and an increase in public spending.

Outside Venezuela, the rise in oil prices on the international market meant that the quotation of the Venezuelan oil basket averaged US$30/barrel in the first semester, versus an average quotation of US$ 26/barrel in the first semester of 2003. The oil basket price this year by far exceeds the quotation used to prepare the nation's budget for 2004 (US$20/barrel). The first positive impact was felt by the trade balance, because of the high surplus balance caused by the increase in oil exports.

Consequently, international reserves at the close of the semester rose to US$ 22.6 billion, or an accumulated increase of US$ 2 billion. In the exchange market, the still high level of international reserves and faster and more flexible processing of foreign exchange approvals, led to a drop in the quotation of the parallel exchange rate.

Summary of Economic Performance	June 30 2003	June 30 2004
Percentage Variation of Gross Domestic Product [1]		
Total*	-27.8	29.8
Oil Sector*	-4.0	72.5
Non Oil Sector*	-19.2	18.9
Exchange Rate. Bs./US$		
End of Period	1,600.0	1,920.0
Average	1,617.3	1,851.0
Percentage Variation % Dec-Jun	14.2	20.0
Average	72.3	14.5
Inflation %		
Year -on- year (Jun-Jun)	15.4	11.0
Average	34.9	23.2
Interest Rates (6 largest banks) %		
Average Lending Rate	30.0	17.8
90-days Time Deposits	19.6	12.3

* Figures for first quarter of each year
Source: Banco Central de Venezuela and Mercantil's economic research unit.

Fiscal figures available for January-April indicate unprecedented real growth in ordinary expenses over the last thirteen years (68.7%) in relation to the same period in 2003, backed by stronger fiscal oil revenues and an increase in tax collections from non-oil activities, which increased ordinary income by 83.4%. Given the recent shortfall in income for spending, an ordinary deficit of Bs. 1.25 billion was accumulated, calling for Bs. 5,296 million in financing. In addition to this, the surplus liquidity conditions caused by exchange controls facilitated implementation of the National Public Debt Refinancing Program through Investment Units (domestic bond issues and Dollar denominated notes) maturing in 2004 and 2005.

Economic activity picked up in response to higher public spending and the non-oil Gross Domestic Product grew 18.9% in the first quarter, showing a clear tendency to maintain its positive variation, though to a less extent, at the close of the first half of the year.

The unemployment rate failed to drop significantly in response to this level of economic growth. Instead it remained high at 17% and informal employment stood at 52% in the first quarter.

Interest Rates in Venezuela
(6 largest banks)



%
40
35
30
25
20
15
10
Jul 2002
Aug
Sep
Oct
Nov
Dec 2002
Jan 2003
Feb
Mar
Apr
May
Jun
Jul 2003
Aug
Sep
Oct
Nov
Dec 2003
Jan 2004
Feb
Mar
Apr
May
Jun 2004
Lending Rates
Deposits Rates for 90-days Term Deposit

Source: Banco Central de Venezuela

Monthly inflation variations, for consumers and wholesalers alike, slowed down and were less volatile, unlike during the first semester of 2003. The accumulated variation for the Consumer Price Index was 11.0% (15.4% in 2003) while the Wholesale Price Index grew by 15.1% (30.4% in 2003).

In the monetary and financial markets, the monetary policy tended to be much more restrictive, except in March and April when the Central Bank's open market operations had a net positive effect on the monetary market, the goal being to provide the system with liquidity in order to facilitate operations with the investment units. In terms of monetary aggregates, this led to a nominal increase in monetary liquidity of 14.3% at the close of the first semester. The increased liquidity of the commercial and universal banks contributed to the drop in interest rates, which in the case of lending rates averaged 17.79% (12 percentage points less than in 2003), whereas deposit rates (Term Deposits at 90 days) yielded 12.3% (7 percentage points less than in 2003). Within this context, the commercial and universal banks improved their financial intermediation activity, increasing the loan portfolio by 19.2% in real terms during the January-May period, after a fall in the two previous years during the same period.

STRATEGIC POSITIONING

MERCANTIL's Board of Directors defined the Company's strategy, focusing on the period 2003-2008, in keeping with its vision, principles and values set forth in the Institution's mission and defining a corporate structure in order to compete and take advantage of the opportunities for growth in the financial sector in Venezuela and abroad. In order to do so, during the first semester of 2004, the development of MERCANTIL's new strategic agendas was concluded.

This effort commenced in 2003, when MERCANTIL's Management led a project to define the strategic agendas up to 2008, which involved the participation of more than 20 multifunctional teams made up of our organization's officials from all MERCANTIL's Units in Venezuela and the United States.

As a result of this effort, roles were redefined in the different Units, and new market segments established by building new value proposals for each of them, in line with customers' needs wherever MERCANTIL is present in the world, through a global approach calling for a far more proactive presence and participation in each of its markets.

To meet these goals, numerous opportunities were pinpointed covering the next 5 years aimed at strengthening MERCANTIL's global operational and strategic position even further and enabling it to continue to be Venezuela's top and most comprehensive provider of financial services, with international coverage.

With this in mind, and in an endeavor to comprehend the global nature of these opportunities, the various business segments were redefined. The diagnosis of these markets and the performance of our company in those markets revealed that our main opportunities lie in continuing to strengthen business in Venezuela and at the same time developing initiatives so we can participate more actively in the segments identified in the United States.

The organization expects that, by taking advantage of these opportunities, it will be able not only to position itself better in the markets in 2008, but also to be more profitable and intensify relations with its national and international clientele.

Within the framework of MERCANTIL's forward-looking strategic position between now and the year 2008 and in line with the Company's global guidelines, the following changes were made to its organizational structure. During the first semester of 2004 the creation of twelve global corporate managerial appointments was approved. The new managers would be responsible for developing MERCANTIL's businesses, functions and fiduciary activities in Venezuela and at the Company's overseas offices in general, and in the United States and Switzerland in particular. The managers appointed would report directly to the President and are:

- Global Chief Financial Officer (CFO)
- Global Operations and Technology Manager
- Global Company and Personal Banking Manager
- Global Corporate Banking Manager
- Insurance and New Business Manager
- Global Asset Management Manager
- Global Chief Risk Officer
- Global International Operations Manager
- Global Chief Legal Counsel
- Manager of the Office of the President
- Global Strategic Planning Manager

In addition to these, the position of Global Internal Audit Manager was created, reporting directly to the Board of Directors. These departments have the following responsibilities:

Global Chief Financial Officer: Functions related to Corporate Treasury, Corporate Comptrollership, Investor Relations, and Financial Planning and Economic Research.

Global Operations and Technology Manager: Functions related to financial operations, collection and payment operations, physical network, virtual network, information technology, quality of service, project management and control and technological changes, corporate services and security.

Global Business and Personal Banking Manager: Functions related to business in middle market segments, small and medium enterprises, microenterprises, high yield, mass markets and marketing activities and company and personal credit management.

Global Corporate Banking Manager: Functions related to business in the following segments: Global Corporate, Oil and Gas, Public Finance, Financial Institutions, Corporate Finance, Corporate Products and Corporate Credit Management.

Insurance and New Business Manager: Functions related to the insurance business and other investments.

Global Asset Management Manager: Functions related to Third-Party Assets and Trust Fund Management.

Global Chief Risk Officer: Functions related to Credit Risk, Market Risk, Corporate Operating Risk and Risk Analytics.

Global International Operations Manager: Functions related to the trust funds of all MERCANTIL's overseas financial units.



Global Chief Legal Counsel: Functions related to MERCANTIL's legal affairs.

Manager of the Office of the President: Functions related to Global Human Resources, Global Institutional Marketing, Global Corporate Communications, MERCANTIL's Social Responsibility activities and the Office of the President

Global Strategic Planning Manager: Functions related to Strategic Planning and Evaluation of performance.

Global Internal Auditing Manager: Functions related to Internal Audit management.

These appointments comprise the first-level organizational structure illustrated below, emphasizing the clear division between the functional, business and fiduciary roles within MERCANTIL's different areas.

The reason for these new changes to the organizational model derives from MERCANTIL's ongoing responsibility as a dynamically managed company with a forward-looking approach in tune with the day-to-day environment in which it operates. The continuous changes in the environment and the evaluation of their impact on the organization, combined with a highly competitive environment, enable us to understand and take full advantage of the business opportunities identified, focusing all of this on making MERCANTIL a world-class company.

ORGANIZATIONAL STRUCTURE


Board of Directors
Presidency
Gustavo Marturet
Legal Counsel
Luis Fernandes
Strategic Planning
Emilio Navarro
Internal Auditing
Toribio Cabeza
Money Laundering Prevention and Compliance Officer
Juan Livinalli
Secretary of the Board of Directors
Guillermo Ponce
Risk
Millar Wilson
Office of the Presidency
Luis Calvo
International Operations and Assets under Management
Guillermo Villar
Operations and Technology
Armando Leiros
Business and Personal Banking
Nerio Rosales
Corporate Banking
Philip Henríquez
Finance
Alejandro González
Insurance and New Business
Alberto Benshimol

BALANCE SHEET

The main Balance Sheet variations during the first semester of 2004 are given below and compared with the semester ended December 31, 2003. Certain data are also compared with the first semester of 2003.

Summary of Balance Sheet (in millions, except percentages)	06/30/2004 Bs.	12/31/2003 Bs.	06/30/2003 Bs.	06/30/2004 Vs. 12/31/2003 Increase/ Decrease Bs.	%	06/30/2004 Vs. 06/30/2003 Increase/ Decrease Bs.	%
Total Assets	14,423,749	11,966,141	10,544,090	2,457,608	20.5	3,879,659	36.8
Investment portfolio	6,710,449	5,657,735	5,033,811	1,052,714	18.6	1,676,638	33.3
Loan portfolio	5,781,760	4,572,842	4,006,857	1,208,918	26.4	1,774,902	44.3
Deposits	11,384,325	9,601,033	8,326,440	1,783,292	18.6	3,057,885	36.7
Shareholders' Equity	1,557,948	1,236,294	1,101,807	321,654	26.0	456,141	41.4
Assets in Trust	3,941,265	3,326,647	2,892,798	614,618	18.5	1,048,467	36.2

TOTAL ASSETS

The Bs. 2,457,608 million (20.5%) growth in total assets compared with the second semester of 2003 which can be seen from the summarized Balance Sheet above, includes: a) a 9.6% increase in domestic transactions and b) 10.0% growth in overseas operations in terms of dollars. This increase includes a translation effect of Bs. 1,172,837 million resulting from the variation in the exchange rate from Bs.1,596/US$1 in December 2003 to Bs. 1,915/US$1 in June 2004.

The Venezuelan operation is represented mainly by Banco Mercantil and Seguros Mercantil and abroad by Commercebank (see chapter Performance of Subsidiaries).

At June 30, 2004 financial assets accounted for 86% of total assets. Financial assets grew by 20.5% in the first semester, followed by Cash and Due from Banks which rose by 10.3%. Cash and Due from Banks accounted for 10% of Total Deposits at June 30, 2003 (11% in December 2003).

The chart below shows the distribution of MERCANTIL's assets at june 30, 2004:


Assets by Location
June 2004
Bs. 14,423,749 millions
14% Others
43% Venezuela
43% United States of America
8% Cash and Due from Banks
47% Investment Portfolio
41% Loan Portfolio
4% Other Assets
19% U.S. Agencies
15% Venezuelan Government
21% U.S. Government
21% Int'l Private
24% Banco Central de Venezuela

INVESTMENT PORTFOLIO

The Investment Portfolio grew Bs. 1,052,714 million (18.6%) in the first semester of 2004. This increase includes: a) a 9.5% decline in domestic transactions and b) 14.7% growth in overseas operations in terms of Dollars. It also includes a translation effect of Bs. 670,642 million

The Investment Portfolio for the Venezuelan operation accounts for 51.0% of total Investments at June 30, 2004, while 49.0% corresponds to the overseas operation. Securities for the Venezuelan operation consist mainly of deposits in the Banco Central de Venezuela (BCV) and Securities Issued or Guaranteed by the Venezuelan Nation. The Portfolio for the overseas operation is composed mainly of highly liquid securities issued or guaranteed either by the U.S. Government or by U.S. Government backed agencies.

Total Investments in Securities Issued or Guaranteed by the Venezuelan Nation (excluding the BCV) account for 0.7 times MERCANTIL's equity and 7.1% of its assets. These securities in turn represent 0.9 times Banco Mercantil's equity and 12.6% of its assets.

LOAN PORTFOLIO

The Net Loan Portfolio increased by Bs. 1,208,918 million (26.4%) during the first semester of 2004. This increase includes: a) a 36.2% increase in the domestic operation, and b) 0.9% growth in the overseas operation in terms of dollars. It also includes a translation effect of Bs. 589,886 million.

The quality of the loan portfolio remains at very favorable levels. The ratio of Past Due and Loans in Litigation to the Gross Loan Portfolio is 1.3%. This indicator is 1.8% at Banco Mercantil versus 3.8% for the Venezuelan financial system as a whole, and 0.4% in the case of Commercebank. For this same period, 96.9% of MERCANTIL's loan portfolio is Current.

Banco Mercantil ranks top in Venezuela's financial system in terms of its Gross Loan Portfolio at June 30, 2004, with a market share of 15.3%.

During the first semester of 2004, Commercebank's Net Loan Portfolio grew 3%, to US$ 1,652 million.

The following figure shows how Mercantil's assets were broken down at June 30, 2004.

Loan Portfolio classified by Segments
June 2004
Bs. 6,02,860 millions


11% Banco Mercantil agencies and Subsidiaries abroad
39% Banco Mercantil - Venezuela
50% Commercebank, NA

Deposits by
Business Segments
June 2004
Bs. 11,384,325 millions


59% Individuals
21% Companies
15% Large Corporations

Deposits

During the first semester of 2004, MERCANTIL's consolidated deposits grew Bs. 1,783,292 million (18.6%) to Bs. 11,384,325 million (US$ 5,944 million). This increase includes: a) 8.4% growth in domestic transactions, and b) a 6.4% rise in overseas operations in terms of Dollars. It includes a translation effect of Bs. 1,011,965 million.

Banco Mercantil's market share of Deposits in Venezuela was 14.2% bringing the Institution to second place in the national banking system at June 30, 2004.

Commercebank's deposits were US$ 2,959 million at June 30, 2004, which is 8% higher than at December 31, 2003.

Deposits (in millions)	Bs.	US$	%
Deposits	11,384,325	5,944	88.5
Financial and other Liabilities	1,478,131	772	11.5
Total Liabilities	12,862,456	6,716	100.0

Publicly Offered Debt Securities

In May 2004 MERCANTIL announced a Publicly Offered Debt Securities issue for Bs. 20 billion, maturing at 18 and 30 months. The securities were offered through four series of Bs. 5 billion each. For those maturing at 18 months, the percentage was set at 84%, while for the 30 month ones, it was 90% of the interest rate of the country's six main commercial and universal banks.

Subordinated Bonds

In March 2004, Commercebank Holding Corporation placed a further US$ 5 million in Subordinated Bonds (Trust Preferred Stock) on the North American market for a 30-year term at LIBOR + 2.85%. This new issue brought the subordinated debt at June 30, 2004 to US$ 91 million, part of which is considered capital for the purpose of U.S. regulations on equity ratios.

Equity

Equity grew by Bs.321,654 million (26.0%) during the first semester of 2004. This increase is composed principally of Bs. 221,278 in net earnings for that period, Bs. 39,417 million corresponding to the adjustment applied to the market value of Investments Available for sale and a reduction due to Bs. 23,643 million paid out in dividends. In dollar terms, and translating this amount at the closing exchange rate, MERCANTIL's Equity rose from US$ 775 million to US$813 million.

MERCANTIL's Equity/Assets ratio at June 30, 2004 is 10.8% and the Equity/Risk-weighted Assets ratio is 20.9%, based on the standards of the National Securities Commission (CNV). The minimum required is 8% (this index is 21.4% under the Basle standards). For Banco Mercantil at June 30, 2004, the equity/assets ratio is 14.7% and the equity/risk-weighted assets ratio, based on the standards of the Venezuelan Superintendency of Banks, is 25.2%. For Commercebank, N.A. these indicators are 7.5% and 12.5%, respectively, based on the standards of the Office of the Controller of the Currency-OCC.

PROFIT AND LOSS

Financial Operating Results Semester ended (in millions)	06/30/2004 Bs.	12/31/2003 Bs.	06/30/2003 Bs.	06/30/2004 Vs. 12/31/2003 Increase/ Decrease Bs.	 %	30/06/2004 Vs. 30/06/2003 Increase/ Decrease Bs.	 %
Gross Financial Margin	406,821	380,826	381,613	25,995	6.8	25,208	6.6
Provision for Loan Portfolio Losses	37,006	54,354	106,196	(17,348)	(31.9)	(69,190)	(65.2)
Net Financial Margin	369,815	326,472	275,418	43,343	13.3	94,397	34.3
Commissions and Other Income	283,325	184,471	186,661	98,854	53.6	96,664	51.8
Insurance Premiums, Net of Claims	24,985	17,743	17,438	7,242	40.8	7,547	43.3
Operating Income	678,124	528,686	479,516	149,438	28.3	198,608	41.4

GROSS FINANCIAL MARGIN

In the first semester of 2004, the Gross Financial Margin grew 6.8% semester over semester. This increase is mainly attributable to: a) a 2.0% increase in the domestic operation's margin, and b) a 6.8% reduction in the overseas operation in dollar terms.

The increase in average volumes of financial assets and liabilities in Venezuela during 2003 of 17.2% and 15.4% respectively was a determining factor in the growth of the Gross Financial Margin, since interest rates in Venezuela fell significantly over that period. The average volumes of financial assets and liabilities of the overseas operation increased by 7.3% and 7.4% respectively compared with the second semester of 2003, in Dollar terms, and although the interest rates bearish trend changed, these operations in the first semester of 2004 grew slightly.

The interest rate trends published by Banco Central de Venezuela (BCV) and those applicable to overseas operations, can be seen from the figures in the Economic Climate section.



Loan Portfolio Provision

The Loan Portfolio provision recorded during the first semester of 2004 was Bs. 37,006 million, down 31.9% on the previous semester. This variation is mainly due to the improved performance of the Loan Portfolio in Venezuela and abroad, which required less provision.

The provision at June 30, 2004 represents 306.9% coverage of the Total Past Due and Loans in Litigation. The provision includes an additional component to cover any differences liable to affect losses estimated by management, particularly in Venezuela. Write-offs for the semester were Bs. 24,305 million in Venezuela and US$ 759 thousand million abroad.

Commissions, Other Income Insurance Premiums, Net

Commissions, Other Income by Bs. 98,854 million (53.6%) during the first semester of 2004 compared to the second semester of 2003. This increase is mainly due to:

- Income from exchange differences of Bs. 73,942 million, resulting from the 20% devaluation of the bolivar versus the dollar (from Bs. 1,596/US$1 to Bs. 1,915/US$1) during the first semester of 2004. During the second semester of 2003 the exchange rate remained stable.
- Increase of Bs. 17,068 million in securities intermediation operations.

  During the first semester of 2004 opportunities with fixed income securities were identified in the Venezuelan market. Two determining factors affected the market: a) improved liquidity conditions due to the absence of an official exchange market in Venezuela and b) high level of participation by financial players' investment portfolios compared with their total assets. Thanks to this, the turnover of the investment portfolios of Mercantil's Venezuelan financial vehicles picked up.

Insurance Premiums, net of Claims, increased by Bs. 7,242 million (40.8%) in the first semester of 2004 compared to the second semester of 2003. This improvement in insurance activity is mainly due to the 7.7% reduction in claims over that period. During the first semester of 2004, Bs. 224,657 million in Net Premiums were collected, signifying a 1% semester on semester increase.

Operating Expenses, Taxes and Net Income Semester ended (in millions)	06/30/2004 Bs.	12/31/2003 Bs.	06/30/2003 Bs.	06/30/2004 Vs. 12/31/2003 Increase/Decrease Bs.	%	06/30/2004 Vs. 06/30/2003 Increase/Decrease Bs.	%
Operating Income	678,124	528,686	479,516	149,438	28.3	198,608	41.4
Operating Expenses	428,848	384,993	335,495	43,855	11.4	93,353	27.8
Taxes (Current and Deferred)	27,396	16,551	15,789	10,845	65.5	11,607	73.5
Minority interests	602	362	292	240	66.3	310	106.2
Net Income for the Semester	221,278	126,780	127,940	94,498	74.5	93,338	73.0

Operating Expenses

Operating Expenses were up by Bs. 43,855 million (11.4%) in the first semester of 2004 compared with the previous semester. This increase is mainly due to:

- A Bs. 27,281 million (18.7%) increase in Personnel Expenses which includes mainly the Venezuelan Government's minimum wage measures, in addition to the wage increase, incentive plans and staff benefits policies applied under the new collective bargaining agreement 2004-2006.
- A Bs. 19,269 million (11.9%) increase in Other Operating Expenses which includes Bs. 12.4 billion in permanent losses caused by the drop in the reasonable market value of some securities and Bs. 13.7 billion in provisions for operating losses.
- The efficiency ratio measured by the Operating Expenses to Average Assets went down from 6.7% during the second semester of 2003 to 6.2% in June 2004. The fall in this ratio over the last 5 years can be attributed to the optimization of the number of offices in Venezuela and the ongoing analysis of costs and efficiency in operating processes. Assets registered real growth both in Venezuela and in the United States (0.8% interannual growth over the last 5 years, in Bolivars and 1.7% in Dollars).

MERCANTIL has endeavored to cut costs, which among other efforts has involved shifting customer transactions towards less expensive channels, and at the same time improving customer service.

Net Results

ROE and ROA, at 31.7% and 3.4% respectively, have continued their upward trend owing to the fact that net profits have increased substantially due to: exchange adjustments, control over operating expenses and a larger volume of financial assets and liabilities, which has offset the effect of the drop in interest rates on the financial margin.

Summary of Accounting Principles Applied

Consolidation

MERCANTIL's financial statements are presented in conformity with the standards prescribed by the National Securities Commission (CNV); where the CNV's standards are silent, Generally Accepted Accounting Principles in Venezuela are applied. These standards require the preparation of consolidated financial statements. Accordingly, the financial statements include the accounts of the principal subsidiaries:

- Banco Mercantil, C.A., a universal bank in Venezuela and its overseas agencies and branches;
- Commercebank, N.A., a bank in the United States of America;
- Seguros Mercantil, C.A. an insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, S.A. in Panama;
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited, in Grand Cayman;
- Merinvest,C.A, a stock brokerage in Venezuela;

CNV Accounting Standards CNV

The CNV has ruled that MERCANTIL's financial statements must be presented in historical figures for periods after the fiscal year ended on December 31, 1999. Accordingly, MERCANTIL discontinued the adjustment of its primary financial statements to reflect the effects of inflation in January 2000 and thereafter. As a result, fixed assets among other items are shown at their inflation-adjusted value up to December 31, 1999, which adjusted cost does not exceed market value as determined by independent appraisers. New additions since that time are recorded at acquisition cost.

PERFORMANCE OF SUBSIDIARIES

The following chart shows the contribution of MERCANTIL's main subsidiaries at June 30, 2004, following the standards of the Venezuelan National Securities Commission (CNV).

SUBSIDIARIES' CONTRIBUTION

As June 30,2004
(in billions of Bs. and millions of US$)

MERCANTIL SERVICIOS FINANCIEROS (1)

Equity Bs. 1,558 Billions

Shareholders' Equity	Banco Mercantil Bs. 972	Commercebank Holding Corp. Bs. 328	Holding Mercantil Internacional Bs. 73	Seguros Mercantil Bs. 93	Merinvest Bs. 62	Others Bs. 89		
Main Activity	Venezuelan Universal Bank	U.S.A. Commercial Bank, Brokerage & Trust Services	International Banks (Switzerland, Panama, Curacao & Cayman Islands)	Insurance in Venezuela	Investment Banking, Mutual Funds, Trading & Brokerage in Venezuela	Holding and other non Financial Businesses	Total	US$(2)
Total Assets	6,805	6,628	527	296	56	112	14,424	7,531
% Assets	47.2	46.0	3.7	2.1	0.4	0.8		
Investments	2,834	3,290	282	185	53	67	6,711	3,504
Loan Portfolio	2,447	3,165	170	–	–	–	5,782	3,019
Deposits	5,492	5,376	516	–	–	–	11,384	5,944
Net income for the semester	176	21	-1	19	13	-7	221	119

(1) Figures net of elimination of intercompany transactions. Presented in accordance with National Securities Commissions Standards in Venezuela.
(2) Translated at the controlled exchange rate of Bs. 1,915/US$1. Income accounts translated at the average controlled Exchange rate of Bs. 1,862/US$1

Further comments and a summary of the financial statements of MERCANTIL's main subsidiaries are given, based on the standards applicable to each of these. In accordance with these standards, there are differences regarding the information consolidated in the previous table. Banco Mercantil complies with the standards of the Superintendency of Banks in Venezuela, Commercebank with USGaap, Seguros Mercantil presents its statements in accordance with Superintendency of Insurance in Venezuela, and Merinvest in accordance with the National Securities Commission (CNV).

BANCO MERCANTIL

Banco Mercantil's total assets grew Bs. 666,026 million (11.5%) compared with December 2003. The increase was due mainly to the significant growth of money supply in Venezuela, as a result of higher public spending together with the exchange control in place since February 2003.

The Net Loan Portfolio grew by Bs. 589,629 million (31.7%) versus December 2003. The continuous expansion of public spending and CADIVI's faster currency authorization process have contributed to the rise in credit demand.

At the close of June 2004, Banco Mercantil had lent Bs. 56,426 million in credits to the microenterprise segment covering customers in the service, production and trade segments and accounting for 3.2% of the Institution's Total Loan Portfolio. This amount exceeds the minimum 3% required under the General Banking Act in Venezuela. The Bank also earmarked 18.5% of its total portfolio for the agricultural sector, exceeding the portfolio required under the Law by Bs. 60,785 million (15%).

The quality of the Loan Portfolio remains highly favorable with Total Past Due Loans and Items in Litigation accounting for 1.8% of Total Loans (2.9% at December 2003), compared with 3.8% for the Venezuelan financial system as a whole.

Banco Mercantil's deposits grew by a total of Bs. 377,801 million (8.0%) in the first semester of 2004. This growth is can be seen mainly in the current accounts and savings accounts which increased by 7.5%.

At June 30, 2004 Banco Mercantil is Venezuela's second bank with a 13.8% share of Total Assets. The institution with the largest market share has 14.5%. It comes first in terms of Gross Loans, with a 15.3% market share. It accounts for 15.7% of Deposits, making it second in the national banking system. In terms of Deposits and Investments sold under agreement to repurchase, its market share was 12.5%. The institution with the largest market share has 14.1%.

Equity grew Bs. 174,702 million (22.6%) compared with December 2003. This increase includes principally net earnings of Bs. 198,446 million for the first semester of 2004, and a translation effect of Bs. 19,547 million for conversion of the subsidiary's assets overseas and Bs.10,954 million for adjusting the market value of the Investments Available for Sale. It also includes a Bs. 54,245 million reduction for dividends paid in cash on common and preferred shares.

At June 30, 2004, the Equity/Assets ratio is 14.7% (minimum requirement 10%) and Equity/-Risk-Weighted Assets, based on the standards of the Venezuelan Superintendency of Banks, is 25.2% (minimum requirement 12%).

Banco Mercantil achieved Net Results of Bs. 198,446 million, for the first semester of 2004, 43.4% higher than the previous semester and 101.7% more than in the first semester of 2003. This increase in net earnings for the semester is mainly attributable to: the broader financial margin due to the growth in financial assets and liabilities which offset the fall in interest rates, increased securities trading activity in the Venezuelan market, revenue growth from the exchange differential and better Loan Portfolio performance, requiring lower provisioning.

Banco Mercantil Semester ended (in millions)	US$ June 30 2004	Bs. June 30 2004	Bs. December 31 2003	Bs. June 30 2003
Total Assets	3,380	6,473,142	5,807,116	4,711,470
Investment Portfolio	1,282	2,454,896	2,557,783	2,046,046
Loan Portfolio, Net	1,278	2,447,196	1,857,567	1,483,243
Customer Deposits	2,652	5,080,008	4,702,207	3,700,429
Shareholders' Equity	495	948,737	774,035	615,741
Net Income	107	198,446	138,413	98,366

Figures shown in accordance with Superintendency of Banks and other Financial Institutions standards.

Commercebank Holding

At June 30, 2004, Commercebank has Total Assets of US$ 3,461 million, which represents a 9% increase on the semester ended December 31,2003. However, Average Assets for the first semester of 2004 were 6% higher than the previous semester, rising from US$ 3,121 to US$ 3,318 million.

The Investment Portfolio grew by 17% versus December 2003. It is composed mainly of highly liquid instruments issued by the U.S. Government or by Government-backed agencies.

The Net Loan Portfolio grew 3% to US$ 1,652 million.

Total Deposits were US$ 2,959 million, an 8% variation from December 31, 2003.

First semester profits for Commercebank were US$ 11 million (Bs. 20,782 million), 21% up on last year's second semester earnings when profits were US$ 9 million (Bs. 14,272 million). This increase is mainly due to the growth in the average volumes of assets. There was also a significant reduction in operating expenses for the semester, because certain assets depreciated faster in the semester ended December 31, 2003 and non-recurring expenses related to professional fees and expenses associated with operating losses were recorded.

Expansion of the network of branches continued and in 2004 a second branch was opened in Miami Dade County.

The results represent a 0.7% Return on Assets (ROA) and a 13.1% Return on Equity (ROE). Indicators of Loan Portfolio quality remained highly satisfactory, with the ratio of Past Due Loans with maturities in excess of 30 days, plus non interest-accruing loans to Total Portfolio being 1.96% and 0.4% the ratio of Total Past Due and Loans in Litigation to the Total Portfolio being 0.9%. Commercebank N.A.'s main capital adequacy indicators are an Equity/Assets ratio of 7.5% and an Equity/Risk-Weighted Assets ratio of 12.5%, in accordance with the standards of the Office of the Controller of the Currency (OCC).

Commercebank Holding Corporation Consolidated Semester Ended (in millions)	US$ June 30 2004	Bs. June 30 2004	Bs. December 31 2003	Bs. June 30 2003
Total Assets	3,461	6,627,759	5,068,331	4,898,057
Investment Portfolio	1,718	3,289,522	2,352,341	2,394,511
Loan Portfolio, Net	1,652	3,164,538	2,548,321	2,364,367
Customer Deposits	2,959	5,666,547	4,386,707	4,233,461
Shareholders' Equity	171	327,896	264,779	251,973
Net Income	11	20,782	14,272	21,108

Figures shown in accordance with Generally Accepted Accounting Principles in the United States (USGAAP).

HOLDING MERCANTIL INTERNACIONAL

Holding Mercantil International consolidates four overseas financial institutions. Banco Mercantil Venezolano, in Curaçao; Banco del Centro, in Panama; BMC Bank and Trust in the Cayman Islands and lastly Banco Mercantil (Schweiz) AG, in Zurich.

Total Assets were US$ 364 million at June 30, 2004, which represents a 39% semester-on-semester increase.

This growth was concentrated in the Investment Portfolio owing to the fact that during the first semester of 2004 opportunities were pinpointed in the fixed income securities market which allowed for more movement in trading activities.

Accumulated earnings at the end of June 2004 were US$ 0.7 million.

Holding Mercantil International C.A. Consolidated Semester ended (in millions)	US$ June 30 2004	Bs. June 30 2004	Bs. December 31 2003	Bs. June 30 2003
Total Assets	364	696,654	416,574	321,124
Investment Portfolio	236	451,695	227,340	116,537
Loan Portfolio, Net	89	170,383	166,955	167,781
Customer Deposits	319	611,864	344,782	251,814
Shareholders' Equity	40	75,658	62,206	57,260
Net Income	1	1,418	4,237	1,561

Figures shown in accordance with International Accounting Standards (IAS)

MERINVEST

During the year, Merinvest continued to offer investment services in the domestic market. Its subsidiaries include a securities brokerage and a mutual fund administration company.

Accumulated earnings at June 30, 2004 were Bs. 12,669 million, representing a 66% variation on the previous semester. This was mainly due to the increase in securities transactions because of greater opportunities in the Venezuelan market in local and foreign currency. The fall in the demand for foreign exchange and the improved risk ratings for Venezuela led to improved prices and deepened the market.

Merinvest C.A. Consolidated Semester ended (in millions)	US$ June 30 2004	Bs. June 30 2004	Bs. December 31 2003	Bs. June 30 2003
Total Assets	34	65,663	48,264	40,916
Investment Portfolio	31	58,472	42,495	38,838
Shareholders' Equity	31	61,790	44,785	37,176
Net Income	7	12,669	7,616	12,854

Figures shown in accordance with National Securities Commission Standards in Venezuela.

SEGUROS MERCANTIL

Founded in 1974, the company currently has a wide range of products and services in the insurance market and a network of 36 offices and branches in Venezuela.

In the first semester of 2004 Seguros Mercantil collected Bs. 224,657 million in premiums, which represents a 12% increase on the semester ended December 31, 2003 (42% up on the same period last year), coming third in Venezuela's insurance market, with a market share of 10.1%. These increases in premiums during 2004, were reflected in all Business Lines: 6% in personal insurance policies; 22% in collective; and 11% in casualty. During 2004 there has been significant 228.7% rise in the sale of policies through Banco Mercantil's branches' network.

Seguros Mercantil recorded a net profit of Bs. 17,987 million in 2004 compared with Bs. 487 million in the previous semester, mainly due to the Investment Portfolio. The result includes an improvement in loss ratios, especially in the automobile business.

Seguros Mercantil C.A. Consolidated Semester ended (in millions)	US$ June 30 2004	Bs. June 30 2004	Bs. December 31 2003	Bs. June 30 2003
Total Assets	156	299,182	231,971	205,888
Investment Portfolio	94	179,789	135,576	116,481
Shareholders' Equity	43	81,554	61,177	57,667
Net Income	9	17,987	487	7,791

Figures shown in accordance with Superintendency of Insurance Standards in Venezuela.

MERCANTIL INVERSIONES Y VALORES

One of the main investments of Mercantil Inversiones y Valores is a 43% stockholding in Cestatickets, a company selling Food Vouchers used by companies as a means of paying their workers. In the first semester of 2004 the latter attained sales of Bs. 22,223 million and profits in excess of Bs. 14,357 million, which represents 31% semester-over-semester growth, maintaining its 60% share of the national market.

Its wholly owned subsidiaries include Servibien, C.A., a real estate brokerage company. Despite this market's present difficulties, Servibien brokered sales exceeding Bs. 707 million.

At the close of the first semester of 2004, Mercantil Inversiones y Valores, C.A. has assets and equity worth Bs. 90,938 million and Bs. 88,528 million respectively and reported earnings of Bs. 7,212 million.

Mercantil Inversiones y Valores Semester ended (in millions)	US$ June 30 2004	Bs. June 30 2004	Bs. December 31 2003	Bs. June 30 2003
Total Assets	47	90,938	45,676	31,975
Investment Portfolio	28	54,183	27,787	12,861
Shareholders' Equity	46	88,528	42,960	28,962
Net Income	4	7,212	7,203	4,550

Figures shown in accordance with Accounting Principles Generally Accepted in Venezuela.



CORPORATE GOVERNANCE

The Corporate Governance concept refers to a series of practices whose purpose is to manage the company according to the highest professional and ethical principles, derived from its trust fund commitments towards its customers and shareholders in whose interest it acts. Since its creation in 1997, MERCANTIL's priority has been to adopt these practices with a view to handling the corporation clearly and effectively to guarantee the institution's success in the medium and long term. Historically too, its subsidiary Banco Mercantil set the pace in this matter by anticipating and working ahead of the regulations. This has been evident since 1981, when the Audit and Compensation Committees were created in accordance with the by-laws, as well as the Code of Ethics passed which contains a series of ethical standards traditionally observed by officials and employees in the course of their work. Further evidence, for instance, is the subject of the conflict of interests, a statutory stipulation forbids Directors from taking part in deliberations and compelling them to remain outside the meeting-place until issues in which they or their partners in civil or mercantile companies have a personal stake, have been completely settled. Our policies on this matter benefit not only our shareholders, but also our employees, the community and the organization in general. These policies are designed to strengthen the work of MERCANTIL's Administrative bodies, starting with the Board of Directors, in order to maintain the highest standards of responsibility and transparency.

The fundamental principle of these practices is to establish a system of checks and balances between the different bodies, business areas and operations, guaranteeing the clear and effective handling of the organization, and leading to the adequate settlement of any conflicts of interests that may arise.

MERCANTIL's governance structure is made up of the Shareholder's Meeting, followed by the Board of Directors, with its Audit, Risk and Compensation Committees, the Executive Committee, the Chairman and the Chief Executive Officer (both offices currently held by the same person), the Internal Auditor and the Compliance Officer.

Board of Directors

The efficiency of the Board of Directors is of prime importance for dealing with the different interests converging in the company, i.e. those of its shareholders, customers, employees and the community in general. The Board of Directors is the main body responsible for defining corporate strategies, determining business policies and setting and controlling the strategic course of the institution. The Board also supervises management of the organization's different business and support areas. Earnings are evaluated through comparisons with pre-approved plans, performance in previous years and the system as a whole.

Pursuant to the best corporate governance practices, most of the Directors on the Board of Directors of MERCANTIL are independent of Management. This further demonstrates MERCANTIL's commitment to comply with international management standards and is consistent with best corporate governance practices. The Directors are highly qualified professionals in different business areas with ample knowledge of financial matters, thereby guaranteeing their ability to perform their functions well.

The Board of Directors is comprised of eight (8) directors and sixteen (16) alternate directors. The Chairman and Chief Executive Officer are chosen from the Board members and both these offices can be held by one and the same person. The Board of Directors meets once a month, and whenever deemed necessary by the Chairman.

With a view to ensuring better transparency and control over management procedures, MERCANTIL's by-laws established the creation of the Compensation and Audit Committees whose functions are governed by those by-laws. At a Board meeting held on May 31, 2001 it was decided to create the Risk Committee.

Board of Directors' Compensation Committee

Responsible for setting the organization's compensation policy, and approving the compensation of the Executive Chairman and senior management and informing the Board of Directors.
In the first semester of 2004, the Compensation Committee met 5 times and dealt with the following issues: establishment of the wage policy, discussions on the new collective bargaining agreement, review of the allowance payable to the officers of the Board of Directors for attending Board Meetings in order to be able to make recommendations on this matter to the Shareholders Meeting; consideration of the allowances payable to members of the Board of Directors Committee for attending Committee meetings in order to make the corresponding recommendations to the Board of Directors; considerations on the remuneration policies and wage increases; review of the incentive program, special payment to Mercantil's retired workers; approval of the new human resources policy related to the basic and variable remuneration structure of the officials who will have corporate and global responsibility at Mercantil'; review of staff movement and follow-up of labor demands.

Members

Gustavo J. Vollmer H. (Coordinator)
Víctor Sierra
Rafael T. Hernández A.
Gonzalo Mendoza
Oscar Machado K.
Luis Esteban Palacios W.
Luis Alfredo Sanabria U.
Gustavo Marturet (Ex officio)

Board of Directors' Audit Committee

Responsible for analyzing and reviewing accounting and management policies, the opinions and reports of the internal and independent auditors, establishing Reserves, Financial Statements and their Notes and formulating recommendations to the Board in matters incumbent upon it. It also approves the engagement and remuneration of the independent auditors.
During the first semester of 2004, the Audit Committee met five times and dealt with various topics such as: review of the financial statements of Mercantil and its subsidiaries, considering and setting the different reserves, analyzing fiscal contingencies, reviewing internal auditing activities and anti-money laundering activities, considering audits to review the business cycle controls of Seguros Mercantil, discussing the implications of the Sarbanes-Oxley Act and the requirements of the Federal Deposit Insurance Corporation derived from Mercantil's ADR program and from managing Commercebank.

Members

Luis A. Romero M. (Coordinator)
Jonathan Coles W.
Germán Sánchez Myles
Francisco Monaldi M.
Alfredo Irigoin
Gustavo Machado C.
Eduardo Mier y Terán
Federico Vollmer
Gustavo Marturet (Ex officio)

Board of Directors' Risk Committee

Approves the risk profile and the policies and risk limits of MERCANTIL. Optimizes the use of capital to support the risk profile established.
In the first semester of 2004 the Risk Committee met 3 times and dealt with the following topics: considerations on the increase in the Republic of Venezuela's indexed bond position; discussion of Portfolio and other reserves at the close of 2003, government bond purchasing policy, deposits in the Central Bank of Venezuela (BCV) and loan portfolio growth, approval of the new risk management governance model at Mercantil; discussion of the Venezuelan Government and Central Bank of Venezuela (BCV) risk assessment study; review of the Banking Superintendency's report on actions taken on risk management at the Banco Mercantil subsidiary, review of Banco Mercantil Venezolano NV's cross-border risk limits; discussion on the increase in the Venezuelan Government's limits and considerations on Venezuelan Government bond issues, review of cross-border limits and risk profile of MERCANTIL at the close of the first quarter of 2004, discussion on the information security project.

Members

Alfredo Travieso P. (Coordinator)
Gustavo J. Vollmer A.
Thimothy Purcell
Miguel Angel Capriles L.
Gustavo Galdo
Luis A. Marturet
Guillermo Sosa S.
Carlos Helmund B.
Gustavo Marturet (Ex officio)

Executive Committee

MERCANTIL has an Executive Committee made up of the Chairman and Chief Executive Officer and up to eight senior managers from the Business and Support areas of the organization, which guarantees the timely implementation of MERCANTIL's decisions and strategies. This Committee meets on a regular basis once a week and on an extraordinary basis whenever necessary. It is responsible for evaluating options and formulating recommendations on policy matters, objectives, strategies and organization and submitting them to the Board of Directors for consideration, as well as for guiding Management's efforts to implement the policies adopted. It is also responsible for evaluating the result of that implementation.

Chairman of the Board of Directors

Responsible together with the Chief Executive Officer and the Executive Committee for MERCANTIL's activities and business at the highest level. Chairs the Meetings of Shareholders, of the Board and of the Executive Committee and provides these bodies with the guidance and orientation required to establish the policies, objectives and strategies to be adopted. Also represents MERCANTIL before the political and administrative authorities and public or private entities. Pursuant to the provisions of the by-laws, the office of Chairman of the Board can be held in conjunction with that of Chief Executive Officer.

Chief Executive Officer

Responsible as the most senior executive officer for MERCANTIL's executive management and coordination activities at the highest level. Submits policies, goals, strategies and important decisions to the Executive Committee and the Board for approval. Periodically reports to the Executive Committee and the Board on MERCANTIL's financial situation and the result of its operations. Designs, establishes and develops MERCANTIL's organizational structure, and is responsible for appointing and removing General Managers and consultants and advisers as required can be held in conjunction with that of Chief Executive Officer. Pursuant to the provisions of the by-laws, the office of Chief Executive Officer can be held in conjunction with that of Chairman of the Board. Currently the offices of Chairman of the Board and Chief Executive Office are held by the same person under the title of President.



Internal Auditing

In keeping with the regulations applicable to MERCANTIL and its subsidiaries, MERCANTIL has an Internal Auditor who works together with the Audit Committee, examining the general operations of MERCANTIL and its subsidiaries.

The Internal Auditor heads MERCANTIL's Global Internal Audit Department, in charge with the Audit Committee of designing MERCANTIL's internal audit to be implemented throughout the year. The results of the internal audit are reviewed and discussed periodically by the Audit Committee and the Board of Directors, in order to adopt the actions required to correct any shortcomings detected.

Compliance Officer

In accordance with regulations on the matter, Mercantil has a Compliance Officer responsible for chairing the Anti-Money Laundering Committee, designing the Annual Operative Plan on Anti-Money Laundering, coordinating and supervising the Anti Money-Laundering Unit, coordinating MERCANTIL's staff training activities on anti-money laundering and maintaining institutional relations with the regulatory bodies on the matter. It also advises the Audit Committee and the Board of Directors on compliance with their obligations under the anti-money laundering laws in force.

Disclosure of Information

Following the standards issued by the regulatory bodies, MERCANTIL draws up and publishes the Company's financial statements on a six-monthly basis. In compliance with the applicable standards, at the end of each quarter MERCANTIL prepares a report containing accurate and detailed economic and financial data and other important information for the market, which is disseminated to the public in general, to the National Securities Commission (CNV) and to the Caracas Stock Exchange through nationwide dissemination methods, and by e-mail to participants in the local and international markets.

Periodical information is also provided to the Securities and Exchange Commission by virtue of the obligation associated with maintenance of the MERCANTIL's Level 1 ADR program in the United States. Financial information is also available on Banco Mercantil's website at www.bancomercantil.com.

Accordingly MERCANTIL fulfills the regulations on the immediate dissemination of any information that might have a material effect on the price of its shares.

Last but not least, MERCANTIL has an Investor Relations Unit whose functions include the timely dissemination of information to investors by various means, including events and presentations.



Management

Board of Directors

Principal Directors

Gustavo A. Marturet
President of Mercantil Servicios Financieros (1993) and Banco Mercantil

Civil Engineer, U.C.V. (1962).
President of the Boards of Directors of Commercebank Holding Corp., of its subsidiary Commercebank N.A. and of Fundación MERCANTIL. Director of Seguros Mercantil. Vice President of the National Banking Council. Member of the Advisory Council for Strengthening Capital Markets of the National Securities Commission (CNV). Member of the Higher Council of Universidad Santa Rosa. Vice Chairman of the Board of Directors of the Venezuelan American Chamber of Commerce and Industry (VenAmCham). Member of the Board of Directors of the Institute of International Finance, Inc. (IIF). President of the John Paul II Foundation for Ecclesiastical Education (FESE) and member of the Council of the Americas Advisory Board. Former President of the Venezuelan Banking Association (ABV), National Banking Council, Council of Venezuelan American Entrepreneurs (CEVEU), Colombian Venezuelan Economic Integration Chamber (CAVECOL). Former member of the Advisory Council of the Central Bank of Venezuela (BCV) and of the Boards of Directors of various associations connected with the financial and production sector.

Gustavo J. Vollmer H.
Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal)

Civil Engineer graduated from Cornell University (USA), with a Ph. D. from Universidad Central de Venezuela (UCV). Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former member of the Board of Directors of S.C. Johnson & Son de Venezuela, C.A., IBM de Venezuela and IBM World Trade, Americas Far East. Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal) and Consorcio Inversionista Mercantil Cima and President and/or Director of several Venezuelan sugar, metalworking, cement, finance, construction, alcoholic beverages companies and international corporations. Former President and Director of several business organizations and national and foreign organizations and foundations.

Alfredo Travieso P.
Senior Partner Tinoco, Travieso, Planchart & Núñez, Attorneys at Law.

Graduate and postgraduate degrees in law from Universidad Católica Andrés Bello (UCAB), postgraduate degree from the University of Michigan, USA. Senior Partner Tinoco, Travieso, Planchart & Núñez Attorneys at law, President of Hamburg Süd de Venezuela, C.A. and Grupo Emboca, C.A. Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp, Manufactura de Papel MANPA, C.A., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cia., Tapas Corona, C.A., Ars Publicidad C.A., Telcel, C.A., Venezuelan American Chamber of Commerce and Industry (VenAmCham), and Member of the Venezuelan Association of Tax Law (AVDT), the Venezuelan Association of Financial Law (AVDF), the International Bar Association and the International Academy State & Trust.

Luis A. Romero M.
Financial Adviser.

Electrical Engineer graduated from Universidad Metropolitana, MBA from Babson College, PMD and CEP from Harvard University. Director of the Boards of Mercantil Servicios Financieros C.A., Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp and its subsidiary Commercebank, N.A. Member of the Consultative Council of the Venezuelan American Business Council (CEVEU). Director of International Briquettes Holding (IBH), Alternate Director of PAVCO de Venezuela and Director of Caurimare, S.A. and Desarrollos e Inversiones, S.A. Former Corporate Director of Strategic Planning of Siderúrgica Venezolana, SIVENSA, S.A.

Timothy Purcell
Responsible for JP Morgan Partners' investment activities in Latin America.

Graduated from Cornell University, USA with an MBA from the Wharton School and a master's degree in International Affairs from the University of Pennsylvania. Currently responsible for JP Morgan's investment activities in Latin America and Administrative Partner of JP Morgan Latin America Capital Partners, representing the interests of Morgan Capital on the Boards of Alicorp (Peru), Cinemex (Mexico), Corfuerte (Mexico) and Latasa (Brazil). Director of Mercantil Servicios Financieros C.A. and Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., and its subsidiary Commercebank N.A.. In 1993, headed JP Morgan's office in Chile. Joined JP Morgan's Mergers and Acquisitions group in 1986, specializing in Latin American transactions. Former Director of Nortel (Argentina) and Patagon.com (Argentina).

Gustavo Vollmer Acedo
President of Grupo Palmar.

Economist graduated from Duke University, with a postgraduate in Economic Development from Cambridge University, England. PED in Business Administration at IMEDE, Switzerland. President and CEO of Corporación Palmar S.A., and other companies of Grupo Palmar. Chairman of the Board of the Institute of Instituto de Estudios Superiores de Administración (IESA). Member of the Board of Directors of Venezuela Competitiva. Member of the Consultative Council of the Venezuelan Confederation of Industrialists (CONINDUSTRIA). Was the Founding Chairman of the Board of CEVEU. Member of the Development Council of Universidad Católica Andrés Bello (UCAB). Member of the Board of Directors of C.A. Electricidad de Caracas, Siderúrgica Venezolana, S.A. SIVENSA and Industrias Venoco. Member of the Latin America Advisory Committee of the New York Stock Exchange (NYSE), Former International President of the Young Presidents' Organization (YPO) and the Venezuelan Alliance against Drugs.

Jonathan Coles
President of Instituto de Estudios Superiores de Administración (IESA).

Graduated from Yale University, with an MBA from Venezuela's Instituto de Estudios Superiores de Administración (IESA). Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), El Nacional, C.A. La Electricidad de Caracas, PROAGRO C.A., Colegio Santiago de León de Caracas, S.C. Johnson & Son de Venezuela and Venezuela Competitiva. Director of Commercebank Holding, Corp. and its subsidiary Commercebank, N.A. Former General Manager, CEO and Chairman of the Board of Directors of Mavesa, S.A., Minister of Agriculture and Director of the Central Bank of Venezuela (BCV).

Víctor J. Sierra A.
Director of Valores and Desarrollos VADESA S.A.

Attorney graduated from Universidad Central de Venezuela (UCV). Director of Valores and Desarrollos VADESA, S.A., Vice President of Inversiones Capriles and Legal Representative of Cadena Capriles. President of Publicaciones Capriles, C.A. Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former Legal Adviser, Legal Representative and President of the Cadena de Publicaciones Capriles publishing group and the Capriles group of companies. Director of Valinvenca, Inversiones Finalven, Sociedad Financiera Finalven, Servicios Finalven, Banco República, Inversiones Diversas, C.A. (INVERDICA) and C.A. La Electricidad de Caracas. Former Director of C.A. Venezolana Guías (CAVEGUÍAS).

ALTERNATE DIRECTORS

Luis A. Sanabria U.

Legal Adviser to Corporación Palmar.

Doctor degree from Universidad Católica Andrés Bello (UCAB) and studied at Georgetown University, Washington. Currently Director for Inversiones El Palmar, C.A., C.A. Ron Santa Teresa, Constructora Alvo. Alternate Director on the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Oscar A. Machado K.

President of Siderúrgica Venezolana SIVENSA, S.A.

Graduated in Industrial Engineering at Universidad Católica Andrés Bello. Former President and Director of Venezuela Competitiva and the Venezuelan Iron and Steel Institute (IVES). Former President and Adviser to the Association of Venezuelan Executives (AVE). Director of the Executive Committee of the Latin American Iron and Steel Institute (ILAFA) and the Venezuelan Confederation of Industrialists (CONINDUSTRIA). Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), Director of Aeropuerto Caracas, S.A., Development Council of Universidad Católica Andrés Bello.

Eduardo Mier y Terán

Chairman of the Board of Directors of Desarrollos e Inversiones, S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc from Stanford University. Currently Chairman of the Boards of Pavco de Venezuela, S.A., Agregados Livianos, C.A., Caurimare, S.A. and Desarrollos e Inversiones, S.A. Director of Moore de Venezuela, S.A., H.L. Boulton & Co., S.A. and Fundación John Boulton, Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former General Manager of Inversiones Tacoa, C.A. and President of Educrédito.

Luis Esteban Palacios W.

Founding Partner of Palacios, Ortega & Asociados, Attorneys at Law.

Attorney graduated at Universidad Central de Venezuela with a postgraduate degree from New York University, MCJ 58. Former President of Montepío de Abogados de Venezuela. Former Assistant to the President of the Central Bank of Venezuela (BCV). Member of the Advisory Council for Investments of the Superintendency of Foreign Investments (SIEX). Director of the Venezuelan Scout Foundation. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Compañía Anónima Teléfonos de Venezuela (Cantv) and Advisory Member of the Federation of Private Child Welfare Agencies (FIPAN).

Gustavo Galdo C.

President of Inversora Parnaso S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello (UCAB), MSc in Civil Engineering Management and MSc in Industrial Engineering Economic Systems Planning from Stanford University, USA. Director of Fe and Alegría, Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former General Sectoral Director of Public Finance of the Ministry of Finance, Director of Banco Industrial de Venezuela and member of the Advisory Commission on External Public Debt Negotiation, in the public sector; and President of Investments for Finalven, S.A. and Sociedad Financiera Finalven, S.A., in the private sector.

Rafael T. Hernández

Former Dean of the Faculty of Medicine of Universidad Central de Venezuela (UCV) and Former member of the Organizing Commission of Universidad Simón Bolívar (USB).

Earned his graduate degree in Medicine and postgraduate degree in Hospital Management from UCV, and postgraduate degree in ENT from Harvard University. Former Director of the Biological Science Division, Chairman of the USB's Professorial Classification Commission, President of FAPREC, Founding member of the Venezuelan ENT Society of Centro Médico Docente La Trinidad, member of the Board of Directors of the UCV Teaching Hospital, Board of Directors of Conicit, IVAC, Clínica Luis Razetti and the Disciplinary Tribunal of the Medical Federation. Formerly Professor of ENT at UCV. Associate Professor (Retired) of USB. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Miguel A. Capriles L.

President of the Capriles Group of Companies.

Graduated in Administrative Sciences at Universidad Metropolitana. President of Inversiones Capriles, C.A., Valores y Desarrollos Vadesa, S.A., Ultimas Noticias, C.A., C.A. El Mundo and Elite, C.A.. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Commercebank Holding Corp. Director of H.L. Boulton S.A., of the Venezuelan Alliance against Drugs, member of the Board of Directors of the Instituto de Estudios Superiores de Administración (IESA), Consultative Council of Fundación Editorial Chacao and Consultative Council of the Federation of Chambers of Commerce (Fedecámaras). Former Director of C.A. La Electricidad de Caracas and of Cerámicas Carabobo, C.A.

Gonzalo A. Mendoza M.

Chairman of the Board of Negroven S.A.

Civil Engineer graduated from Universidad Santa María with an MSc in Civil Engineering Management from Stanford University. Chairman of the Board of Negroven, S.A. Director of Tripoliven, S.A. and Valores Químicos (VALQUIMICA), C.A. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former President of the Venezuelan Association of the Chemical and Petrochemical Industry (ASOQUIM) and of the Venezuelan Ecuadorian Chamber of Commerce (CAVENEC).

Germán E. Sánchez Myles

Chief Dentist at the Center of Restorative Dentistry.

Graduated in Dentistry at Universidad Central de Venezuela with specializations in Buccal Surgery, Prostheses and Administrative Management of Dental Clinics. Formerly Assistant in the Surgical Area of the Puerto Ayacucho Central Hospital and of the Eudoro González Hospital and the Restorative Dentistry Center. Currently Chief Restorative Dentist at the Center for Restorative Dentistry, in charge of the surgical area. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Marturet M.

Computer Engineer.

Graduated in Computer Engineering from Universidad Simón Bolívar (USB), with a postgraduate in business management from the same university. Intensified his management skills at Wharton, the University of Pennsylvania Business School and in various advanced technology programs. Developed and managed the Information Technology Planning area of C.A. La Electricidad de Caracas, where he held several positions. Member of the Board of C.A. Ed. Marturet & Co. Scrs., and Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of an international messaging franchise and is currently developing new business related to state-of-the-art digital technologies.

Carlos Hellmund Blohm

Vice President of Casa Hellmund.

Industrial Engineer graduated from Northeastern University, USA, MBA/SLOAN Fellowship from the London Business School, England. President of Laboratorios Rapid Fot, C.A., Director of Casa Hellmund. Director of the Venezuelan Japanese Chamber (CAVEJA) and of the Venezuelan Photography Chamber (CAVIFOT). Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and member of the Board of Trustees of the Latin American Region of the London Business School.

Gustavo Machado Capriles

Vice President and Editorial Adviser to Cadena Capriles.

Graduated in Economics at Universidad Central de Venezuela (UCV). Specialized studies in Journalism and Media Management at Universidad de Navarra, Pamplona, Spain and in International Banking at Manufacturers Hanover Trust in New York. Has worked in the tourism construction industry and international trade sectors and held management positions in the field of Strategic Planning with the Confinanzas Consortium. Currently Vice President and Editorial Adviser to Cadena Capriles and Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Francisco Monaldi

Economist. Professor and Researcher at Universidad Católica Andrés Bello (UCAB).

Economist graduated Cum Laude at UCAB, with a master's in Economics from Yale University and a PhD in Political Economy from Stanford University. Professor of Political Economy and Researcher at the Institute of Economic and Social Research of UCAB. World Bank and Inter-American Bank Consultant. Alternate Director to the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and Siderúrgica Venezolana, S.A. (SIVENSA). Former Consultant to the World Bank and Petróleos de Venezuela, as well as other public and private institutions.

Federico Vollmer Acedo

Vice President of Industrias Palmar S.A.

BSc in Agribusiness from Middle Tennessee State University, master's degree in Agricultural Economics from Cornell University (MPSA Agriculture). Has held technical and management positions at various firms within the Palmar Group (or Corpalmar) group of companies. Was Plant Manager, Administration Manager, General Manager and Director of Central El Palmar, S.A. Currently Vice President of Industrias Palmar, S.A. and President of Comercializadora Central, S.A.; member of the Executive Committee of Inversiones AEFEVE; Vice President of FUNDACAÑA; Director of Inversiones Porcinas, C.A. and C.A. Central La Pastora, Director of the Venezuelan Food Industry Chamber (CAVIDEA) and Vice President of VENAZUCAR. Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Guillermo Sosa S.

Director of Administration and Finance at Servicios de Corrugados Maracay.

Graduate of Capital University with a BA in Finance and Economics (Accounting and Computer Science). Currently Administration and Finance Director and also Director of Servicios de Corrugados Maracay. Alternate Director to the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Was Finance Manager of Seguros Canaima (Organización Orinoco) and Finance Director and Alternate Director of Seguros La Seguridad, Alternate Director of Inverdica, Director of La Seguridad Casa de Bolsa and Finance Manager of C.A. Ron Santa Teresa.

Alfredo M. Irigoin, MD

Partner of JP Morgan, Partners, LLC, Buenos Aires office.

Joined JP Morgan Partners in 1998 and is currently based in Buenos Aires and responsible for investments in the Southern Cone. Was in charge of business for JP Morgan's in Chile and its Investment Banking Office in Buenos Aires, Argentina. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Was responsible for strategic planning and acquisitions of Telefonía Argentina and worked for Organización Techint in the corporate development area. Earned his PhD in Economics from New York University, and specialized in Political Economy at Grove City College. Bachelor's degree in Business Management from Universidad Católica Argentina.

Executive Committee

Gustavo A. Marturet
Chairman

See CV in Board of Directors sector.

Alejandro Gonzalez Sosa
Chief Financial Officier Banco Mercantil and Mercantil Servicios Financieros.

Graduated in Chemical Engineering at Universidad Metropolitana. MBA from Babson College, Massachusetts USA. Twenty-four years of service at Mercantil. Member of the Executive Committee of Banco Mercantil and Mercantil Servicios Financieros. Director of the Board of Seguros Mercantil; Fundación Mercantil; Banco del Centro (Panama); Banco Mercantil Venezolano (Curaçao); Director of Commercebank Holding Corp.; Director of the Venezuelan Council for Investment Promotion (CONAPRI) and Educrédito C.A. Former Director of the Venezuelan Banking Association (ABV); President of Interbank, C.A., Banco Universal and of Merinvest, C.A.

Nerio Rosales Rengifo
Personal and Commercial Banking Manager of Banco Mercantil and Mercantil Servicios Financieros.

Graduate of Universidad Católica Andrés Bello in Economics, with 25 years at Mercantil. Completed the Advanced Management Program (PAG) at the Institute of Advanced Administration Studies (IESA). Manager of Corporate and Personal Banking and member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A.. Chairman of the Board of Mercantil Sociedad Administradora de Entidades de Inversión Colectiva and Director of the Board of Seguros Mercantil. Director of Portafolio Mercantil de Inversión en Acciones; Portafolio Mercantil de Inversión en Renta Fija; Portafolio Mercantil de Inversión en Dólares; Portafolio Mercantil de Inversión Balanceado; Portafolio Mercantil de Inversión Wall Street and Commercebank Holding.

Philip R. Henriquez
Corporate and Investment Banking Manager of Banco Mercantil and Mercantil Servicios Financieros

Graduate of Universidad Católica Andrés Bello in Economics (1986), with an MBA from Columbia University - New York U.S.A (1991). Member of the Executive Committee of Banco Mercantil and Mercantil Servicios Financieros since 2004. Former president of Citibank, N.A. and Citigoup Country Officer in Venezuela (2000-2004); Executive vice president of Global Wholesale Banking; member of the Board of Directors of Banco Venezuela-Grupo Santander and President of Valores Santander Casa de Bolsa (1997-2000); responsible for Treasury, Fixed Income, Derivatives, Corporate Finance, Analysis, Capital Markets, Trust and Custodian business.
Member of the Board of Directors of Venezuelan American Chamber of Commerce and Industry (VenAmCham), Venezuelan Association of Executives (AVE), Venezuelan Institute of Finance Executives (IVEF) and the Venezuelan Diabetes Foundation. Former member of the Board of Directors of the National Banking Council of Venezuela (2001-2004), the Venezuelan Council for Investment Promotion (CONAPRI) (1999-2004), the Caracas Stock Exchange (1998-2000) and the National Art Gallery (GAN) (2001-2003). Mr. Henríquez plays an active role in the cultural and philanthropic community.

Armando Leirós R.
Operations and Technology Manager of Banco Mercantil and Mercantil Servicios Financieros.

Economist graduated from Universidad Católica Andrés Bello. Has been with Mercantil for 29 years and is currently global Operations and Technology Manager, member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A., Director of Todo1 Services and Director of Commercebank Holding Corp.. Has held various positions at Mercantil Servicios Financieros, C.A., including: Manager of Corporate Banking, Manager of Corporate and Institutional Banking, Chief Executive Officer of Arrendadora Mercantil, C.A. and Banco de Inversión Mercantil, C.A., Director of Fondo Mercantil, Banco Hipotecario Mercantil and Seguros Mercantil.

Guillermo Villar
Manager of International Operations and Asset Management Manager of Banco Mercantil and Mercantil Servicios Financieros.

Graduated in Business and Administration, master's degree in Economics from Vanderbilt University, USA. Began his banking career at the Chase Manhattan Bank and joined Grupo Mercantil in 1974 where he has held several management positions. His responsibilities to date include the supervision of all Mercantil's international subsidiaries, Chief Executive Officer of Commercebank, N.A., of Banco Mercantil Venezolano N.V. and Banco del Centro in Panama and Director of the Board of Banco Mercantil (Schweiz) AG in Switzerland, and its subsidiary BMC Bank & Trust Ltd. in the Great Cayman Islands. Also responsible for Third Party Assets and as such is Chairman of the Board of Commercebank Investment Services, with a Miami broker-dealer license; of Commercebank Trust Company N.A., which provides trust fund services in the USA and other countries; and of Merinvest C.A., an investment banking operation in Venezuela. Member of the Executive Committee of Commercebank, Banco Mercantil and Mercantil Servicios Financieros.

Millar Wilson
Chief Risk Officer of Banco Mercantil and Mercantil Servicios Financieros.

Graduate of Bradford University, England in Business and Management (1973). Has been with MERCANTIL for 26 years and is currently Global Manager of Integral Risk of Mercantil Servicios Financieros. Former President and Chief Operating Officer of Commercebank Holding Corporation. Deputy Country Manager of Mercantil in the USA. Member of the Board of Directors of BMC Bank & Trust Ltd and Banco del Centro, S.A., and chairman of the Supervisory Board of Banco Mercantil Venezolano N.V. Member of the Executive Committees of Mercantil Servicios Financiero and Banco Mercantil; member of the Board of Directors and Executive Committee of Commercebank, N.A.; of the Board of Directors of Commercebank Investment Services and Commercebank Trust Services. Member of the Institute of Chartered Accounting in England and Wales since 1977. Graduated from the Management Development Program of Harvard Business School (1992). Member of the Board of Greater Miami Chamber of Commerce and the Coral Gables Chamber of Commerce. Former chairman of the Board of Greater Miami and Keys Chapter of the American Red Cross (2001-2002). Director and Treasurer of the Miami Dade College Foundation (1999-2003).

Alberto Benshimol M.
Insurance and New Financial Businesses Manager of Banco Mercantil and Mercantil Servicios Financieros.
President of Seguros Mercantil.

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc in Civil Engineering from the University of Illinois. Graduated from the SEP at Stanford University. After 12 years with the institution he is now Manager of New Financial Businesses and a member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A, General Manager of Mercantil Inversiones y Valores, C.A. and President of Seguros Mercantil, C.A. Formerly Manager of Inversiones Tacoa, C.A., General Manager of Inversiones Polar, C.A., President of Bodegas Pomar C.A. and Director of Superenvases Evalic, C.A., Grupo Zuliano, C.A. and other different industrial and real estate companies.

Luis Calvo Blesa
Manager of the Office of the President

Graduate of Universidad Católica Andrés Bello in Media Studies (1976). Has been with Mercantil for 25 years and is currently Manager of the Office of the President and Manager of Human Resources of Mercantil. General Manager of Fundación BMA and Fundación Mercantil and Director of the Board of Seguros Mercantil, C.A. Member of the Executive Committee of Mercantil Servicios Financieros, C.A. Currently President of the Human Resources Committee of the Venezuelan Banking Association.



SUBSIDIARIES

Banco Mercantil, C.A. (Banco Universal)
Avenida Andrés Bello, N° 1
Edificio Mercantil
Caracas 1050. Venezuela
Phone: (58-212) 503.1111
Telex: 27002/27003 BMER VC
Fax: (58-212) 503.1239
P.O. Box 789, Caracas 1010-A
Venezuela
mercan24@bancomercantil.com
www.bancomercantil.com
Call Center: (58-212) 503.2424 – 05005032424

Commercebank n.a.
220 Alhambra Circle, Coral Gables
FL 33134, U.S.A.
Phone: (1-305) 460.4000
Fax: (1-305) 629.1404
www.commercebankfl.com

Banco Mercantil (Schweiz) AG
Stockerstrasse 38, CH-8002, P.O. Box 1052
CH-8039 Zurich, Switzerland
Phone: + 41(0) 433 444555 (master)
Fax: + 41(0) 433 444550
jfischer@bancomercantilzu.com
www.bancomercantilsuiza.com

Merinvest
Avenida Andrés Bello, N° 1, Edificio
Mercantil, Piso 24, Caracas, Venezuela
Phone: (58-212) 503.1111
Fax: (58-212) 503.1239
www1.merinvest.com

Seguros Mercantil
Av. Libertador sentido Este
Esquina Calle Andrés Galarraga
Edificio Seguros Mercantil, Chacao
Caracas, Venezuela
Phone: (58-212) 276.2000
Fax: (58-212) 276.2001
www.segurosmercantil.com

Mercantil Inversiones y Valores
Avenida Andrés Bello, N° 1, Edificio
Mercantil, Piso 20, Caracas, Venezuela
Phone: (58-212) 503.3361/3339
Fax: (58-212) 503.3322/0114
csuarez@bancomercantil.com

Banco del Centro
Vía España, N° 120, Tercer Piso, Ofc. N° 305
P.O. Box 60-4398
Estafeta El Dorado
Panamá, República de Panamá
Phone: (507) 223.5062
Fax: (507) 269.2055
tdeboyd@bancodelcentro.com

BMC Bank & Trust Limited
In care of UBS Trustees (Cayman) Ltd.
P.O. Box 852GT George Town
Grand Cayman, Cayman Islands
British West Indies
Phone: (345) 914.6000
Fax: (345) 914.4006

Banco Mercantil Venezolano NV.
Abraham Mendez Chumaceiro Boulevar 1
Curacao, Netherlands Antilles
Phone: (5999) 461.1566/1669
Fax: (5999) 461.1974
fgirigori@bancomercantilcu.com

Banco Mercantil Agencies and Branch

Miami Agency
220 Alhambra Circle, Coral Gables
FL 33134, U.S.A.
Phone: (1-305) 460.8500
Fax: (1-305) 460.8595
Telex: 6812178 BMER UW
asala@commercebankfl.com

Nueva York Agency
11 East 51st. Street, New York
NY, 10022-5903, U.S.A.
Phone: (1-212) 891.7400
Fax: (1-212) 891.7419
darnal@bancomercantilny.com

Curaçao Branch
Abraham Chumaceiro Boulevar 1
Willemstad, Curacao, Netherlands Antilles
Phone: (5999) 461.8241/1706
Fax: (5999) 461.1974
fgirigori@bancomercantilcu.com

Banco Mercantil Representative Offices

Bogota
Av. 82, N° 12-18, Piso 8, Ofc. 805
Aptdo. 75168, Santafé de Bogotá, Colombia
Phone: (57-1) 635.0017
Fax: (57-1) 623.7701
achaves@bancomercantil.com.co

Sao Paulo
Av. Paulista, N° 1842, 3° andar, CJ.37, Edf.
Cetenco Plaza, Torre Norte-Cep 01310-200
Sao Paulo SP, Brasil
Phone: (55-11) 3285.4647 – 3284.0206
Fax: (55-11) 289.5854
mercansp@uol.com.br

Lima
San Felipe 758, Jesús María
Lima, Perú
Phone: (51-1) 619.1930
Fax: (51-1) 619.1900

London
European Representative Office
Blackwell House, Guildhall Yard
London EC2V 5AE
United Kingdom
Phone: (44 020) 7830.9615
Fax: (44 020) 7830.9616
psolares@bancomercantil.co.uk

Mexico
Eugenio Sue N° 58, Colonia Polanco
Chapultepec, Delegación Miguel Hidalgo
C.P. 11560, Mexico, D.F.
Phone: (52-55) 5282.2300
Fax: (52-55) 5280.9418
mercvenmex@prodigy.net.mx

CORPORATE CONTACTS

Invertor relations
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 25, Caracas 1050, Venezuela
P.O. Box 789, Caracas 1010-A
Phone: (58-212) 503.1335
Fax: (58-212) 503.1075
inversionista@bancomercantil.com

Office of the Presidency
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 35, Caracas 1050, Venezuela
P.O. Box 789, Caracas 1010-A
Phone: (58-212) 503.0782/0783
Fax: (58-212) 503.0709
presidencia@bancomercantil.com

Corporate Communications
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 33, Caracas 1050, Venezuela
P.O. Box 789, Caracas 1010-A
Phone: (58-212) 503.1670
Fax: (58-212) 503.1589
comunicaciones@bancomercantil.com

General Production:
Corporate Communications Management

Photography:
Mercantil Archives

Graphic Design:
Chávez & López Diseño Gráfico

Printing:
Intenso Offset, C.A. Caracas, Venezuela,
September 2004

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

AND CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND DECEMBER 31, 2003

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND DECEMBER 31, 2003

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de
PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A, Venezuela
Teléfono: (0212) 700 6666
Telecopier: (0212) 991 5210

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of
Mercantil Servicios Financieros, C.A.

We have audited the consolidated balance sheets of Mercantil Servicios Financieros, C.A. and its subsidiaries at June 30, 2004 and December 31, 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the six-month periods then ended. The preparation of these consolidated financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared in accordance with the rules of the Venezuelan Securities and Exchange Commission (CNV). As described in Note 2, these rules differ in certain respects from generally accepted accounting principles published by the Venezuelan Federation of Public Accountants mainly in respect of the presentation of inflation-adjusted financial statements. Mercantil Servicios Financieros, C.A. presents, as supplementary information, financial statements prepared in conformity with accounting principles generally accepted in Venezuela (see Note 31).

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Mercantil Servicios Financieros, C.A.

To the Shareholders and Board of Directors

and its subsidiaries at June 30, 2004 and December 31, 2003, and the results of their operations and their cash flows for the six-month periods then ended, in conformity with the rules of the Venezuelan Securities and Exchange Commission (CNV).

ESPIÑEIRA, SHELDON Y ASOCIADOS



Pedro Pacheco Rodríguez

CPC 27599
CNV P-810

Caracas, Venezuela
July 16, 2004

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
ASSETS		
CASH AND DUE FROM BANKS (Note 3):		
Cash	153,168	168,682
Banco Central de Venezuela	732,492	721,574
Venezuelan banks and other financial institutions	2,347	1,727
Foreign banks and other financial institutions	52,625	68,349
Pending cash items	206,388	79,856
Provision for cash and due from banks	(1,210)	(1,249)
	1,145,810	1,038,939
INVESTMENT PORTFOLIO (Note 4):		
Investments in trading securities	44,076	14,392
Investments in securities available for sale	3,185,289	2,597,331
Investments in securities held to maturity	820,494	725,314
Share trading portfolio	177,908	125,036
Investments in time deposits and placements	2,344,050	2,028,590
Restricted investments and repurchase agreements	138,632	167,072
	6,710,449	5,657,735
LOAN PORTFOLIO (Note 5):		
Current	5,838,812	4,595,660
Rescheduled	106,835	97,484
Overdue	67,177	78,634
In litigation	12,037	10,904
	6,024,861	4,782,682
Allowance for losses on loan portfolio	(243,100)	(209,840)
	5,781,761	4,572,842
INTEREST AND COMMISSIONS RECEIVABLE (Note 6)	132,036	116,705
LONG-TERM INVESTMENTS (Note 7)	24,552	24,349
ASSETS AVAILABLE FOR SALE (Note 8)	13,685	16,417
PROPERTY AND EQUIPMENT (Note 9)	227,157	222,119
OTHER ASSETS (Note 10)	388,299	317,035
TOTAL ASSETS	14,423,749	11,966,141
MEMORANDUM ACCOUNTS (Note 22)	21,820,957	17,297,226

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS (Note 11) -		
Non-interest-bearing checking accounts	1,809,838	1,601,935
Interest-bearing checking accounts	3,187,859	2,686,946
Savings deposits	3,421,489	2,952,330
Time deposits	2,965,138	2,359,822
	11,384,324	9,601,033
DEBT AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION (Note 12):		
Publicly traded debt securities issued by MERCANTIL	96,137	93,550
FINANCIAL LIABILITIES (Note 13):		
Liabilities with Venezuelan banks and savings and loan institutions, up to one year	46,527	31,035
Liabilities with Venezuelan banks and savings and loan institutions, more than one year	3,031	3,031
Liabilities with foreign banks and savings and loan institutions, up to one year	58,504	3,629
Liabilities with foreign banks and savings and loan institutions, more than one year	301,673	251,345
Liabilities under repurchase agreements	20,458	1,233
Short sale of securities	23,946	-
Other liabilities, up to one year	24,382	18,949
Other liabilities, more than one year	45,857	47,916
	524,378	357,138
INTEREST AND COMMISSIONS PAYABLE	19,493	22,116
OTHER LIABILITIES (Note 14)	665,603	515,515
SUBORDINATED DEBT (Note 15)	172,521	137,655
TOTAL LIABILITIES	12,862,456	10,727,007
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	3,345	2,840
SHAREHOLDERS' EQUITY (Note 20):		
Nominal capital stock	82,490	82,928
Capital inflation adjustment	191,709	191,709
Share premium	36,289	36,289
Capital reserves	163,673	163,673
Translation adjustment of net assets of subsidiaries abroad	251,407	166,633
Retained earnings	734,583	541,067
Repurchased shares held by a subsidiary	(7,644)	(12,029)
Unrealized gain from adjustment to market value of investments	105,441	66,024
TOTAL SHAREHOLDERS' EQUITY	1,557,948	1,236,294
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,423,749	11,966,141

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Six-month periods ended	
	June 30, 2004	December 31, 2003
	(Millions of bolivars, except net income per share)	
INTEREST INCOME (Note 2):		
Income from cash and due from banks	1,383	903
Income from investment portfolio (Note 4)	255,707	261,031
Income from loan portfolio (Note 5)	294,456	264,494
Total interest income	551,546	526,428
INTEREST EXPENSE (Note 2):		
Interest on demand and savings deposits	58,667	51,519
Interest on time deposits	62,215	71,282
Interest on securities issued by MERCANTIL (Note 12)	8,089	9,956
Interest on financial liabilities	15,754	12,845
Total interest expense	144,725	145,602
GROSS FINANCIAL MARGIN	406,821	380,826
Allowance for losses on loan portfolio (Notes 2 and 5)	(37,006)	(54,354)
NET FINANCIAL MARGIN	369,815	326,472
COMMISSIONS AND OTHER INCOME:		
Trust fund operations	10,641	8,668
Foreign currency transactions (Note 21)	821	493
Commissions on customer account transactions	32,661	37,809
Commissions on letters of credit and guarantees granted	6,955	4,519
Equity in long-term investments	8,413	1,867
Exchange gain (loss) (Note 21)	73,942	(175)
Gain on sale of investment securities (Note 4)	36,196	19,128
Other income (Note 18)	113,696	112,162
Total commissions and other income	283,325	184,471
INSURANCE PREMIUMS, NET OF CLAIMS (Note 2):		
Premiums (Note 2s)	123,775	124,760
Claims (Note 2n)	(98,790)	(107,017)
Total insurance premiums, net of claims	24,985	17,743
OPERATING EXPENSES:		
Salaries and employee benefits	173,096	145,815
Depreciation, property and equipment expenses, amortization of intangibles and other (Note 9)	59,386	65,262
Fees paid to regulatory agencies	15,477	12,295
Other operating expenses (Note 19)	180,890	161,621
Total operating expenses	428,849	384,993
Operating income before taxes and minority interests	249,276	143,693
TAXES (Note 16):		
Current	(30,234)	(17,938)
Deferred	2,838	1,387
Total taxes	(27,396)	(16,551)
Net income before minority interests	221,880	127,142
MINORITY INTERESTS	(602)	(362)
NET INCOME	221,278	126,780
NET INCOME PER SHARE (in bolivars)	410,74	235,45
NET INCOME PER SHARE BEFORE MINORITY INTERESTS (in bolivars)	411,85	236,13
WEIGHTED AVERAGE OF OUTSTANDING SHARES	538,735,422	538,450,444

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND DECEMBER 31, 2003

(Millions of bolivars)

	Capital stock								
	Nominal	Inflation adjustment	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Repurchased shares held by a subsidiary (Note 20)	Unrealized gain from adjustment to market value of investments (Note 2d)	Total shareholders' equity
Balances at June 30, 2003	59,344	191,709	59,873	161,614	161,375	430,968	(10,731)	47,655	1,101,807
Net income for the period	-	-	-	-	-	126,780	-	-	126,780
Capital increase	23,584	-	(23,584)	-	-	-	-	-	-
Appropriation to legal reserve	-	-	-	2,059	-	(2,059)	-	-	-
Repurchased shares	-	-	-	-	-	-	(1,298)	-	(1,298)
Cash dividends	-	-	-	-	-	(14,622)	-	-	(14,622)
Unrealized gain on investments	-	-	-	-	-	-	-	18,369	18,369
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	5,258	-	-	-	5,258
Balances at December 31, 2003	82,928	191,709	36,289	163,673	166,633	541,067	(12,029)	66,024	1,236,294
Net income for the period	-	-	-	-	-	221,278	-	-	221,278
Repurchased shares	-	-	-	-	-	-	(172)	-	(172)
Redemption of repurchased shares	(438)	-	-	-	-	(4,119)	4,557		-
Cash dividends	-	-	-	-	-	(23,643)	-	-	(23,643)
Unrealized gain on investments	-	-	-	-	-	-	-	39,417	39,417
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	84,774	-	-	-	84,774
Balances at June 30, 2004	82,490	191,709	36,289	163,673	251,407	734,583	(7,644)	105,441	1,557,948

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six-month periods ended	
	June 30, 2004	December 31, 2003
	(Millions of bolivars, except net income per share)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the period	221,278	126,780
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	28,865	34,731
Allowance for losses on loan portfolio	37,006	54,354
Accrual for employee termination benefits	17,408	9,715
Provision for interest receivable, assets available for sale and other assets	7,961	25,124
Equity in long-term investments	77,088	2,762
Minority interests	505	392
Net change in operating accounts -		
Interest and commissions receivable	(15,331)	(10,784)
Interest and commissions payable	(2,623)	4,607
Assets available for sale and other assets	(91,927)	(24,547)
Other liabilities	148,569	52,371
Payment of employee termination benefits	(15,886)	(12,418)
Net cash provided by operating activities	412,913	263,087
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net change in investing portfolio	(695,301)	(158,103)
Loans granted	(5,000,619)	(3,267,004)
Loans collected	3,754,695	2,646,665
Additions to property and equipment, net	(18,471)	(4,306)
Net cash used in investing activities	(1,959,696)	(782,748)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in deposits	1,783,290	1,274,593
Net change in short-term financial liabilities	118,971	(17,660)
New long-term financial liabilities	124,154	51,306
Long-term financial liabilities repaid	(75,886)	(60,768)
Net change in securities issued by MERCANTIL (debenture bonds)	2,587	(14,574)
Net change in subordinated debt	34,866	-
Cash dividends	(23,643)	(14,622)
Repurchased shares	(172)	(1,298)
Net cash provided by financing activities	1,964,167	1,216,977
CASH AND CASH EQUIVALENTS:		
Net increase for the period	417,384	697,316
At the beginning of the period	3,018,527	2,321,211
At the end of the period	3,435,911	3,018,527
SUPPLEMENTARY INFORMATION:		
Taxes paid	22,969	15,614
Interest paid	131,595	128,151
Assets received in lieu of payment	2,223	1,638
Translation adjustment of net assets of subsidiaries abroad	84,774	5,258
Unrealized gain from adjustment to market value of investments	39,417	18,369

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1 - REPORTING ENTITY AND REGULATORY ENVIRONMENT:

Reporting entity -

Mercantil Servicios Financieros, C.A. (MERCANTIL) was incorporated in Venezuela in 1997 and its shares are listed on the Caracas Stock Exchange (BVC). In addition, MERCANTIL has an American Depository Receipts (ADR) program, Level 1, which is listed on the Over the Counter (OTC) market in the United States of America (U.S.) with Class "B" shares as underlying assets.

MERCANTIL business activities are mainly investments in shares, bonds, equity and other liabilities in mercantile entities and, in general, any other commercial transaction required in connection with its specific objectives.

The main subsidiaries of MERCANTIL include: Banco Mercantil, C.A. (Banco Universal) in Venezuela (Banco Mercantil), 99.69% owned; Commercebank, N.A., a wholly owned commercial bank in the U.S. and Seguros Mercantil, C.A., a wholly owned insurance company.

Other wholly owned consolidated subsidiaries of MERCANTIL include: Holding Mercantil Internacional and its subsidiaries Banco Mercantil Venezolano, N.V. (an off-shore bank domiciled in the Netherlands Antilles) and its subsidiary Banco del Centro, S.A. (domiciled in Panama), Banco Mercantil Schweiz AG (domiciled in Switzerland) and its subsidiary BMC Bank & Trust Limited (domiciled in Grand Cayman, B.W.I.) and Merinvest, C.A. and its subsidiaries.

Regulatory environment -

MERCANTIL is regulated by the Capital Markets Law and the CNV (Venezuelan Securities and Exchange Commission), as well as by the General Law of Banks and Other Financial Institutions in Venezuela. MERCANTIL, along with Banco Mercantil and other companies it controls, make up a Financial Group subject to the aforementioned General Law, which calls for supervision on a consolidated basis. Although MERCANTIL is not a financial institution as defined by the General Law of Banks and Other Financial Institutions, in the case of MERCANTIL and in accordance with the concept of Financial Group, banking legislation allows the Superintendency of Banks and Other Financial Institutions to conduct consolidated supervision of all companies comprising this group. Furthermore, Venezuelan banking legislation in general abides by the fundamental principles for adequate supervision established

by the "Basle Committee on Banking Supervision," thereby ensuring compliance with those principles and, in particular, that which calls for adequate supervision by the "home country," Venezuela in this case. Venezuelan banking legislation also establishes the legal bases for information exchange mechanisms with banking supervisors in other countries acting as host or home country, whichever the case may be.

Below is a summary of the main regulations that govern MERCANTIL and its subsidiaries:

a) Banco Mercantil, C.A. (Banco Universal) in Venezuela -
The activities of Banco Mercantil are regulated by the General Law of Banks and Other Financial Institutions (General Bank Law) and the rules of the Superintendency of Banks and Other Financial Institutions (Superintendency of Banks), the Central Bank of Venezuela (Banco Central de Venezuela - BCV) and the Guarantee and Bank Protection Fund (FOGADE).

The branch and agencies abroad of Banco Mercantil have not been incorporated separately from the latter and are subject to specific requirements of the regulatory agencies in the countries where they operate in respect of prior consultation for certain transactions, quality of assets, and capital and liquidity levels, as explained below:

Banco Mercantil, C.A., Agencies in Coral Gables, FL and New York, NY (U.S.) -
These agencies are subject to banking regulations of the States of Florida and New York. In addition, they are supervised and regulated by the U.S. Federal Reserve System and the Superintendency of Banks in Venezuela.

Banco Mercantil, C.A. (Banco Universal) Curaçao Branch -
This branch is supervised and controlled by the Central Bank of the Netherlands Antilles and the Superintendency of Banks in Venezuela.

b) Commercebank, N.A. -
This bank, incorporated and domiciled in accordance with the laws of the United States of America, is supervised and regulated by the Office of the Comptroller of the Currency (OCC). Its head office, Commercebank Holding Co., is supervised by the Federal Reserve. It is also a member of the federal agency Federal Deposit Insurance Corporation (FDIC) under the Bank Insurance Fund (BIF) unit.

c) Seguros Mercantil, C.A. -
This company is incorporated in Venezuela and regulated by the Law of Insurers and Reinsurers and its regulations, and by the accounting rules of the Venezuelan Superintendency of Insurance.

d) Banco Mercantil Venezolano, N.V. -
This bank is incorporated, domiciled and regulated by the laws of the Netherlands Antilles and supervised and controlled by the Central Bank of the Netherlands Antilles.

e) Banco del Centro, S.A. -
This bank is incorporated, domiciled and regulated by the laws of the Republic of Panama and supervised by the Superintendency of Banks of Panama.

f) Banco Mercantil Schweiz AG -
This bank is incorporated, domiciled and regulated by the laws of Switzerland and supervised by the Swiss Federal Banking Commission and the Swiss National Bank.

g) BMC Bank & Trust Limited -
This bank is incorporated, domiciled and regulated by the laws of the Cayman Islands and supervised by the Cayman Islands Monetary Authority.

h) Merinvest, C.A. -
This subsidiary was incorporated in Venezuela and is a holding company for subsidiaries engaged in securities brokerage and investment (mutual funds) banking. It is regulated by the CNV, the Capital Markets Law and the Law of Collective Investment Entities.

NOTE 2 - ACCOUNTING PRINCIPLES IN USE:

MERCANTIL complies with the rules set out in the Accounting Manual and Plan of Accounts of the CNV. When these rules contain no specific instructions, MERCANTIL follows accounting principles generally accepted in Venezuela. CNV rules differ from the aforementioned accounting principles in the following respects:

a) Presentation of contracted amounts in transactions with derivative financial instruments: in accordance with CNV rules, these transactions are presented as Memorandum accounts instead of in the balance sheet, as required by the aforementioned accounting principles.

b) Recognition of exchange gains or losses on investment securities in foreign currency held to maturity: in accordance with CNV rules, exchange gains and losses are recognized in the statement of income, while according to the aforementioned accounting principles they should be presented at amortized cost.

c) Presentation of inflation-adjusted financial statements: according to CNV instructions, MERCANTIL must not present the effects of inflation as from 1999, while accounting principles require the continuation of such adjustment. CNV has ruled that the methodology to be used by MERCANTIL for the presentation of its nominal financial statements is International Accounting Standard No. 29 (IAS 29). In accordance with this standard, when an economy is no longer hyperinflationary and an entity ceases to prepare and present inflation-adjusted financial statements, it should then take into consideration the amounts expressed in terms of purchasing power at the end of the previous reporting period as a basis for presentation of financial statements expressed in nominal bolivars. Therefore, MERCANTIL considered the amounts expressed in terms of purchasing power

at December 31, 1999 as the basis for presenting its financial statements expressed in nominal bolivars for subsequent periods.

d) Recording of personal and real property received to repay loans considered uncollectible as well as idle assets no longer in use: these assets are recorded at the lower of cost and market and amortized using the straight-line method over one and three years, respectively. According to accounting principles, these assets are recorded at the lower of cost and market.

Financial statements presented in accordance with accounting principles generally accepted in Venezuela are included as supplementary information (see Note 31).

Below is a summary of the accounting principles used in the preparation of the consolidated financial statements:

a) Consolidation

The consolidated financial statements at June 30, 2004 and December 31, 2003 include the accounts of MERCANTIL and its more than 50%-owned subsidiaries at that date. All significant intercompany transactions and balances have been eliminated in consolidation.

MERCANTIL presents the investments in its 20%-50%-owned affiliates under the equity method (see Note 7).

b) Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amounts of income and expense reported for the period. Actual results may differ from those estimates.

c) Translation of the financial statements of the branch, agencies and subsidiaries abroad

Assets and liabilities are translated at the year-end exchange rate. Equity accounts are translated at the historic exchange rate and income statement accounts at the average exchange rate for the period. The effect from translation is recorded in shareholders' equity.

d) Investment portfolio

Investments are classified upon acquisition, based on their nature and intended use, as Investments in trading securities, Investments in securities available for sale, Investments in

securities held to maturity, Share trading portfolio, Investments in time deposits and placements and Restricted investments, and they are accounted for as indicated below:

Investments in trading securities -
These investments are recorded at fair value and comprise investments in debt securities which may be converted into cash within 90 days of their acquisition. Unrealized gains or losses resulting from differences in fair values are included in the results for the period.

Investments in securities available for sale -
Investments in debt securities available for sale are recorded at fair value and unrealized gains or losses resulting from differences in fair values are included in shareholders' equity. Investments in securities available for sale not listed on the stock exchange and whose fair value is not easily determined are recorded at cost.

Investments in securities held to maturity -
These are investments in debt securities that MERCANTIL has the firm intention and ability to hold until their maturity; they are recorded at cost, adjusted for amortization of premiums or discounts. Discounts or premiums on acquisition are amortized to results over the term of the security. Investments in securities denominated in foreign currency are shown at amortized cost translated at the period-end exchange rate.

Share trading portfolio -
These include investments in shares to be publicly traded. Investments in shares not publicly traded, issued by companies regulated by the General Law of Banks and Other Financial Institutions, the National Savings and Loan System Law and the Capital Markets Law and similar entities abroad, must be recorded at cost. Investments in shares not publicly traded, issued by companies other than those regulated by the above laws, must be recorded at cost and fully provided for, as required by the Accounting Manual and Plan of Accounts of the CNV.

Investments in time deposits and placements -
These investments are in respect of funds deposited in financial institutions.

In general, for all portfolio investments, permanent losses resulting from decreases in fair value are recorded in the results for the period in which they occur. Any subsequent recovery of the fair value does not affect the new cost basis.

In the case of investments in debt securities for trade or available for sale not listed on the stock exchange, their fair value is determined by the present value of future cash flows of securities, from purchase-sale operations on the secondary market or from specific market prices of financial instruments with similar characteristics.

e) Investments in securities acquired under resale agreements

Investments in securities acquired under resale agreements are recorded as Restricted investments for the amounts paid in the transaction. Differences on resale are recorded under Interest income (see Note 4).

f) Loan portfolio

Rescheduled loans are those whose original repayment schedule, term or other conditions have been modified at the request of the debtor and in certain other circumstances.

Loans are classified as overdue 30 days after maturity date. Term loan installments are shown as overdue if repayment is delayed by more than 30 days. When any related installment is more than 90 days past due, the entire principal balance is classified as overdue.

Loans in litigation are those that are in the process of being collected through legal proceedings.

g) Allowances for risks of uncollectibility of loan portfolio and contingent loans

The allowance for losses on the loan portfolio and contingent loans is determined based on a collectibility assessment aimed at quantifying the specific allowance to be set aside for each loan considering, among other things, economic conditions, client credit risk, credit history and guarantees received.

Loans for minor amounts and of similar nature are assessed as a whole to determine applicable allowances.

h) Property and equipment

Until December 31, 1999, Property and equipment was recorded at inflation-adjusted cost, net of accumulated depreciation. From 2000 new additions are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Fully-depreciated property and equipment is included under Memorandum accounts.

i) Other assets

MERCANTIL and its subsidiaries assess collectibility of these assets using the same criteria, where applicable, as those applied to the loan portfolio and, furthermore, sets aside provisions as required for those items based on their nature or aging.

j) Deferred and systems development expenses

Deferred expenses are mainly in respect of office installation and improvement expenses. These expenses, as well as those incurred for systems development, are recorded at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over four years.

k) Goodwill

Goodwill is in respect of excess cost over book value of shares acquired and is amortized using the straight-line method over 20 years (see Note 10).

l) Income tax

The tax year of MERCANTIL ends on December 31. The tax provision at June 30, 2004 is based on management's projection of tax results.

MERCANTIL and its subsidiaries compute deferred income tax in respect of timing differences between financial and tax income which are expected to be realizable in future periods and are mainly represented by provisions that are tax-deductible in subsequent periods. A deferred income tax debit (asset) is recorded when, in the opinion of management, there is reasonable expectation that future tax results will allow it to be realized.

m) Liabilities under repurchase agreements

Liabilities under repurchase agreements are treated as financing operations and recorded as liabilities for the amounts of the funds obtained from these transactions. The difference in respect of the repurchase price is recorded as Interest expense over the term of the liability.

n) Reserves for insurance operations

Life insurance reserves are calculated based on the estimated rates of return on future investments and expected mortality rates. These reserves are certified by independent actuaries. Reserves for current risks are equivalent to the amount of premiums collected but not earned, net of returns.

The reserve for pending claims is a reasonable estimate based on information available on claims made before the end of the period.

o) Accrual for employee termination benefits

MERCANTIL and its Venezuelan subsidiaries accrue for their liabilities in respect of employee termination benefits, which are a vested right of employees based on the provisions of the Venezuelan Labor Law, and deposit them on a monthly basis in a trust fund on behalf of each employee. Under certain circumstances, the Law provides for an additional indemnity for unjustified dismissals. Based on experience, MERCANTIL and its Venezuelan subsidiaries have set aside an additional provision to cover this contingent liability.

In addition, the Venezuelan Labor Law calls for an annual profit-sharing bonus payable to employees. This bonus ranges from a minimum of 15 days' salary to a maximum of 4 months. MERCANTIL and its Venezuelan subsidiaries pay a profit-sharing bonus equivalent to four months of salary.

p) Employee benefit plans

MERCANTIL has, for some of its Venezuelan subsidiaries, a long-term defined-benefit pension plan covering all eligible employees that also provides certain additional retirement benefits. The related costs and liability are calculated using internationally accepted actuarial and accounting methods. These costs are expensed and the actuarial bases are revised annually.

MERCANTIL uses an actuarial method known as the "Projected Unit Credit method" to calculate the present value of the Defined Benefit Obligation (DBO).

In addition, Commercebank, N.A. has a benefit plan (401k) in which MERCANTIL contributes a fixed percentage of participating employees' salaries (see Note 17).

MERCANTIL provides a long-term stock option plan to certain key officers for the acquisition of its shares (see Note 17). Contributions made by MERCANTIL for the acquisition of these shares are recorded in the results as paid.

q) Securities under spot agreements

MERCANTIL records under Memorandum accounts commitments in respect of securities acquired through spot agreements. Differences between the fair value of the agreement and the agreed-upon price are recorded in Other assets and shareholders' equity.

r) Derivative financial instruments

A derivative is a financial instrument or other agreement based on an underlying asset and recorded at contractual value. The yield is produced by the evolution of the underlying asset.

According to the rules of the CNV, market values of transactions with derivative financial instruments are included under Memorandum accounts (see Note 22). Gains and losses from fluctuation in market value of derivative financial instruments are included in the results for the period in which they occur, when valuation can be reasonably determined (see Note 4).

s) Recognition of revenue and expenses

Income, costs and expenses are recorded as earned or incurred, respectively. Interest on overdue or litigated loan portfolios or other credits classified as having high recoverability risk is recorded as income when collected. Interest collected in advance is recorded as income when earned (see Note 14).

Commissions from loans granted are recorded as income over the term of these loans.

Income from financial lease contracts and amortization costs of leased property are shown as Interest income, net.

Insurance premiums collected are recorded as income when earned.

t) Foreign currency

Foreign currency transactions, mainly in U.S. dollars (US$), are recorded at the exchange rate in effect at the transaction date. Foreign currency balances at June 30, 2004 are shown at the exchange rate of Bs 1,915.20/US$1 (Bs 1,596/US$1 at December 31, 2003), as established in the Exchange Agreements described in Note 21. Exchange gains and losses are included in the consolidated statement of income for the six-month period, except those in respect of investments in debt securities available for sale and investments in shares publicly traded denominated in foreign currency, which are included in shareholders' equity.

u) Net income per share

Net income per share is determined by dividing net income for the six-month period by the weighted average of outstanding shares, adjusted for stock dividends considered as issued for both six-month periods.

v) Assets received in trust

Assets received in trust are valued using the same parameters as those that MERCANTIL uses to value its own assets. Investments in securities are valued using the same method as that used for Investments held to maturity (see Note 2d). Permanent impairment in the value of investments in non-directed trusts is recorded in the results of the trust for the period in which it occurs.

w) Cash flows

For the purpose of the consolidated statement of cash flows, MERCANTIL considers as cash equivalents Cash and due from banks and Investments in time deposits and placements maturing within 90 days.

x) Risk management

For purposes of risk management, MERCANTIL has classified risks as credit, market and operational and established policies, limits, and methodology for assessment, measurement, control and mitigation thereof. A certain amount of capital is assigned for each type of risk.

NOTE 3 - CASH AND DUE FROM BANKS:

The main bank subsidiaries must maintain minimum balances of Cash and due from banks in foreign and local currencies as set out by regulatory entities. These balances are determined based on deposits and other liability accounts of subsidiaries. In the case of Banco Mercantil, this balance is placed with BCV and, at June 30, 2004, includes Bs 711,667 million and US$2,124,000 (Bs 669,668 million and US$1,178,000 at December 31, 2003). A portion of

these deposits earned interest until July 2003. Other subsidiaries maintain balances at June 30, 2004 amounting to US$3,206,000 (US$15,746,000 at December 31, 2003).

Pending cash items are in respect of checks received and in process of collection from other financial institutions.

NOTE 4 - INVESTMENT PORTFOLIO:

Investment portfolio comprises the following:

	June 30, 2004				December 31, 2003			
	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
				(Millions of bolivars)				
Investments in trading securities:								
Investments in securities issued by Venezuelan entities - Securities issued or guaranteed by the government of the Bolivarian Republic of Venezuela -								
In foreign currency	36,763	2,655	(5)	39,413	14,129	275	(29)	14,375
Other investments	-	-	-	-	17	-	-	17
	36,763	2,655	(5)	39,413	14,146	275	(29)	14,392
Investments in securities issued by the government of the Republic of Colombia	5,102	-	(439)	4,663	-	-	-	-
	41,865	2,655	(444)	44,076	14,146	275	(29)	14,392
Investments available for sale:								
Investments in securities issued by Venezuelan entities - Securities issued or guaranteed by the Bolivarian Republic of Venezuela -								
In local currency	381,872	4,693	(887)	385,678	190,371	1,854	(817)	191,408
In foreign currency	25,128	142	(3,428)	21,842	35,102	258	(32)	35,328
	407,000	4,835	(4,315)	407,520	225,473	2,112	(849)	226,736
Other investments	4,922	267	(138)	5,051	126	-	(126)	-
	411,922	5,102	(4,453)	412,571	225,599	2,112	(975)	226,736
Investments in securities issued by entities in the United States of America -								
Securities issued or guaranteed by the government of the United States of America (1)	1,247,052	3,085	(12,815)	1,237,322	692,594	2,820	(3,935)	691,479
Debt in companies sponsored and supervised by the government of the United States of America (2)	1,106,813	3,231	(6,919)	1,103,125	1,395,249	6,543	(3,707)	1,398,085
Securities issued by the National Treasury of the United States of America	132,603	956	(1,258)	132,301	191,368	537	(154)	191,751
Debt in private companies	208,802	6,302	(139)	214,965	42,041	1,341	(685)	42,697
	2,695,270	13,574	(21,131)	2,687,713	2,321,252	11,241	(8,481)	2,324,012
Investments in other countries	84,628	452	(75)	85,005	45,879	756	(52)	46,583
	3,191,820	19,128	(25,659)	3,185,289	2,592,730	14,109	(9,508)	2,597,331

(1) Includes the Government National Mortgage Association and Small Business Administration.

(2) Includes the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Bank and the Federal Farm Credit Bank.

Investments available for sale include US$178 million as collateral for advances received from the Federal Home Loan Bank (US$146 million at December 31, 2003).

	June 30, 2004				December 31, 2003			
	Cost	Unrealized gain	Unrealized loss	Amortized cost	Cost	Unrealized gain	Unrealized loss	Amortized cost
				(Millions of bolivars)				
Investments in securities held to maturity:								
Investments in securities issued by Venezuelan entities - Securities issued or guaranteed by the government of the Bolivarian Republic of Venezuela -								
In local currency	517,771	317	(3,245)	514,843	467,407	426	(4,818)	463,015
In foreign currency	88,949	-	-	88,949	100,596	-	-	100,596
	606,720	317	(3,245)	603,792	568,003	426	(4,818)	563,611
Investments in securities issued by entities in the United States of America -								
Debt in companies sponsored and supervised by the government of the United States of America (1)	147,491	-	(402)	147,089	111,795	658	(46)	112,407
Preferred stock mandatorily redeemable (2)	31,784	-	-	31,784	10,405	118	(47)	10,476
Other investments	24,415	-	-	24,415	26,477	-	-	26,477
	203,690	-	(402)	203,288	148,677	776	(93)	149,360
Investments in other countries	13,414	-	-	13,414	12,343	-	-	12,343
	823,824	317	(3,647)	820,494	729,023	1,202	(4,911)	725,314

(1) Includes the Federal National Mortgage Association.

(2) Includes shares of the Federal Home Loan Bank, Federal Reserve Bank and private companies.

As a result of adjustment to international market values of National Public Debt Bonds denominated in foreign currency, losses of Bs 13,427 million, net of Bs 11,242 million of exchange gains, were recorded at June 30, 2004 and included in Loss from investment securities under Other operating expenses (see Note 19).

Debt securities issued by the Bolivarian Republic of Venezuela in local currency include Bs 347,117 million (Bs 289,583 million at December 31, 2003) under exchange indexing clauses at variable quarterly interest (options). The rate of return on these securities will be the higher of: a) 80-85% of the Market Lending Rate and b) three-month LIBOR plus a 100 basic-point margin, plus the rate of devaluation of the bolivar in respect of the U.S. dollar calculated annually.

Given the low liquidity levels of the secondary market for these securities and the absence of a market for these options, management used the Black-Scholes-Merton model for valuation purposes. The results for the different scenarios range from 20% to 75% of the nominal value of debt securities which mature in 2005 and 2006, and from 97% to 98% for the value of these securities.

However, in view of the difficulty to estimate future exchange rates due to current exchange controls in Venezuela, which constitutes a fundamental variable for the aforementioned model, results of the valuation have not been recorded and, therefore, these debt securities and options are maintained at amortized cost which at June 30, 2004 amounts to a total of 98%.

For options maturing in November 2004, additional income of Bs 11,700 million was recorded taking into account a devaluation rate of 20% for February 2004 and an annual yield in bolivars estimated at 15%, included under Interest income.

	June 30, 2004				December 31, 2003			
	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
	(Millions of bolivars)							
Share trading portfolio:								
Shares issued by Venezuelan companies (3)	29,529	60,349	(20,262)	69,616	32,950	32,407	(18,002)	47,355
Shares issued by foreign companies (4)	43,892	67,511	(3,111)	108,292	31,229	46,452	-	77,681
	73,421	127,860	(23,373)	177,908	64,179	78,859	(18,002)	125,036

(3) Mainly includes Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) ADS equivalent to 1.35% of its capital stock.

(4) Mainly includes Bancolombia, S.A. shares equivalent to 5.7% of its capital stock.

	June 30, 2004		December 31, 2003	
	Cost	Market value	Cost	Market value
	(Millions of bolivars)			
Investments in time deposits and placements:				
Investments in securities issued by Venezuelan entities -				
Time deposits -				
In BCV	1,525,750	1,525,750	1,826,250	1,826,250
In financial institutions	1,664	1,664	-	-
Overnight deposits	13,500	13,500	13,700	13,700
	1,540,914	1,540,914	1,839,950	1,839,950
Investments in securities issued by financial institutions in the United States of America -				
Time deposits	255,989	255,989	83,152	83,152
Overnight deposits	342,640	342,640	36,485	36,485
	598,629	598,629	119,637	119,637
Investments in securities issued by foreign entities	204,507	204,507	69,003	69,003
	2,344,050	2,344,050	2,028,590	2,028,590

Investments in time deposits and placements include investments of Bs 2,290,101 million, maturing within 90 days (Bs 1,979,588 million at December 31, 2003).

	June 30, 2004		December 31, 2003	
	Cost	Market value	Cost	Market value
	(Millions of bolivars)			
Restricted investments and repurchase agreements:				
Securities issued by the Bolivarian Republic of Venezuela	8,036	8,128	9,756	9,849
Securities under repurchase agreements with BCV	104,250	104,250	133,814	133,814
Securities issued or guaranteed by the government of the United States of America	19,969	23,122	22,832	23,126
Other	3,132	3,132	283	283
	135,387	138,632	166,685	167,072

Below is the classification of investments by maturity at June 30, 2004:

	Investments available for sale			Investments held to maturity		
	Cost	Book value (equivalent to market value)	Yield % (1)	Cost	Amortized cost	Yield % (1)
	(Millions of bolivars)					
In bolivars:						
Less than 1 year	100,459	101,124	15.48	124,556	123,570	19.09
From 1 to 5 years	268,761	270,045	15.89	393,215	391,273	17.06
Over 1 year	12,786	14,509	15.52	-	-	-
In U.S. dollars:						
Less than 1 year	287,857	288-708	15.29	3,490	3,490	3.06
From 1 to 5 years	479,104	477,157	3.55	36,165	36,165	3.02
From 5 to 10 years	2,042,862	2,033,755	4.85	266,410	266,008	6.40

(1) The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including premium amortization or discounts) by amortized cost. The effect of changes in fair value is not recognized.

Of the total investment portfolio, Bs 477,104 million and US$435 million (Bs 444,965 million and US$359 million at December 31, 2003) are in respect of assigned investments (see Note 11).

During the six-month period ended June 30, 2004, net income of Bs 36,196 million (Bs 19,128 million during the six-month period ended December 31, 2003) was recorded on the sale of securities.

During the six-month period ended June 30, 2004, investments in debt securities of US$20 million (Bs 38,304 million) issued by government entities in the United States of America were transferred from Investments in securities available for sale to Investments in securities held to maturity. A net unrealized gain of US$437,000 will be amortized over the remaining estimated useful life (US$61.5 million, equivalent to Bs 98,154 million during the second semester of 2003). A net unrealized gain of US$1.4 million will be amortized over the remaining useful life.

The control environment of MERCANTIL includes policies and procedures to determine investment risks by entity and economic sector. At June 30, 2004, MERCANTIL has investment securities issued or guaranteed by the Venezuelan government and investment securities with BCV, which represent 16% and 24%, respectively, of its Investment portfolio (14% and 35%, respectively, at December 31, 2003). Furthermore, MERCANTIL has investments in bonds issued by the government and agencies of the United States of America, which represent 39% of its Investment portfolio (43% at December 31, 2003).

NOTE 5 - LOAN PORTFOLIO:

The loan portfolio is classified as follows:

	June 30, 2004						December 31, 2003	
	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
	(Millions of bolivars)							
Economic activity:								
Commercial	3,015,655	17,561	20,159	6,505	3,059,880	51	2,434,703	51
Foreign trade	501,957	6,036	2,783	-	510,776	8	321,564	7
Construction	636,759	-	6,635	1,930	645,324	11	555,981	12
Industrial	450,638	35,703	22,523	1,352	510,216	8	369,693	8
Services	312,497	20,363	2,249	399	335,508	6	222,016	5
Agriculture	322,632	-	4,931	216	327,779	5	243,836	5
Credit cards	203,455	-	211	-	203,666	4	172,843	4
Home purchase	152,270	23,351	3,489	1,635	180,745	3	160,802	2
Car loans	68,292	1,361	988	-	70,641	1	59,763	1
Other	174,657	2,460	3,209	-	180,326	3	241,481	5
	5,838,812	106,835	67,177	12,037	6,024,861	100	4,782,682	100
Guarantee:								
Unsecured	1,772,509	23,806	19,573	20	1,815,908	30	1,465,064	31
Pledged	1,060,089	46,978	6,115	4,360	1,117,542	19	788,793	16
Mortgage	2,461,095	31,922	34,547	6,442	2,534,006	42	2,093,500	44
Debenture	545,119	4,129	6,942	1,215	557,405	9	435,325	9
	5,838,812	106,835	67,177	12,037	6,024,861	100	4,782,682	100
Maturity:								
Up to three months	2,335,933	26,945	44,210	7,385	2,414,473	40	1,729,417	36
Three to six months	618,221	170	9,287	1,451	629,129	10	541,737	11
Six months to one year	467,066	703	8,190	1,750	477,709	8	511,131	11
One to two years	640,190	4,558	5,124	745	650,617	11	541,085	11
Two to three years	511,281	3,433	239	143	515,096	9	360,797	8
Three to four years	197,711	15,707	104	50	213,572	4	176,020	4
Four to five years	146,527	813	7	364	147,711	2	194,286	4
Over five years	921,883	54,506	16	149	976,554	16	728,209	15
	5,838,812	106,835	67,177	12,037	6,024,861	100	4,782,682	100
Geographical location of debtor:								
Venezuela	2,489,583	92,682	60,988	7,361	2,650,614	44	2,046,906	43
United States of America	2,549,509	2,769	5,987	4,676	2,562,941	43	2,103,606	44
Mexico	280,400	8,930	-	-	289,330	5	220,740	5
Switzerland	107,312	-	-	-	107,312	2	99,277	2
Colombia	73,584	2,454	132	-	76,170	2	32,386	1
El Salvador	48,042	-	-	-	48,042	1	39,311	1
Panama	54,802	-	-	-	54,802	1	37,052	1
Honduras	30,551	-	-	-	30,551	1	31,956	1
Guatemala	29,158	-	51	-	29,209	-	29,652	-
Peru	10,426	-	-	-	10,426	-	20,692	-
Other countries	165,445	-	19	-	165,464	1	121,104	2
	5,838,812	106,835	67,177	12,037	6,024,861	100	4,782,682	100

	June 30, 2004		December 31, 2003	
	Millions of bolivars	%	Millions of bolivars	%
Risk:				
Normal	5,561,955	92	4,322,230	91
Potential	133,713	3	128,982	3
Real	240,800	4	253,281	5
High	65,477	1	70,040	1
Unrecoverable	22,916	-	8,149	-
	6,024,861	100	4,782,682	100

Below is the movement of the allowance for losses on loan portfolio:

	Six-month periods ended	
	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Balance at the beginning of the six-month period	209,840	211,529
Allowance for the six-month period	37,006	54,354
Effect from translating allowances in foreign currency	17,532	178
Release of allowance	(1,164)	(479)
Write-off of uncollectible accounts	(25,916)	(51,848)
Transfers from (to) other reserves	5,802	(3,894)
Balance at the end of the six-month period	243,100	209,840

The allowance of Bs 243,100 million includes an additional component to cover possible differences that could affect management's estimates of realized losses (see Note 2g) which, at the end of June 30, 2004 and December 31, 2003, represent approximately 2% of the principal balance of the loan portfolio.

During the six-month period ended June 30, 2004, interest accrued but not recorded as income on overdue loans and loans in litigation amounted to Bs 14,653 million (Bs 17,991 million during the six-month period ended December 31, 2003). Interest on loan portfolio for the six-month period ended June 30, 2004 include Bs 13,184 million (Bs 19,469 million during the six-month period ended December 31, 2003) for interest collected on overdue loans and loans in litigation, which had been deferred in previous six-month periods.

During the six-month period ended June 30, 2004, unrecoverable loans from previous six-month periods for Bs 19,668 million were collected (Bs 12,998 million during the six-month period ended December 31, 2003) and are shown under Other income (see Note 18).

The control environment of MERCANTIL includes policies and procedures to determine credit risks by client and economic sector. The concentration of risk is limited since loans are granted in a variety of economic sectors and to a large number of clients. At June 30, 2004 and

December 31, 2003, MERCANTIL does not have significant risk concentrations in its consolidated loan portfolio.

NOTE 6 - INTEREST AND COMMISSIONS RECEIVABLE:

Interest and commissions receivable comprise the following:

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Interest on:		
Loan portfolio	46,685	41,619
Investment securities	85,135	74,755
	131,820	116,374
Commissions receivable	8,048	8,596
Provision for contingent losses	(7,832)	(8,265)
	132,036	116,705

NOTE 7 - LONG-TERM INVESTMENTS:

Long-term investments recorded by the equity method comprise the following:

		June 30, 2004			December 31, 2003		
	Par value	Number of shares	Equity %	Millions of bolivars	Number of shares	Equity %	Millions of bolivars
Todo 1 Services, Inc.	1,915.20 (1)	16,673,101	38.89	3,297	16,673,101	38.89	2,173
Cestaticket Accor Services, C.A.	100	37,088	43.00	6,561	37,088	43.00	10,157
Proyectos Conexus	100	343,334	33.33	906	343,334	33.33	754
Servicio Panamericano de Protección, C.A.	133	16,730,462	19.49	9,158	16,730,462	19.49	7,482
Other				4,630			3,783
				24,552			24,349

(1) Equivalent to par value of US$1.00 per share.

During the six-month period ended June 30, 2004, MERCANTIL recorded income of Bs 7,377 million (Bs 5,175 million during the six-month period ended December 31, 2003) arising from equity in the results of Cestaticket Accor Services, C.A. and received dividends of Bs 10,973 million (Bs 2,849 million during the six-month period ended December 31, 2003).

In February 2000, MERCANTIL formed a strategic alliance with the financial institutions Bancolombia and Conavi in Colombia and Banco Pichincha in Ecuador to jointly establish Todo 1 Services, Inc., an entity incorporated and domiciled in the United States of America. This alliance is aimed at combining individual business skills of these companies to develop e-business in the aforementioned countries and Spanish-speaking markets in general. As a result of this alliance, during the six-month period ended June 30, 2004, MERCANTIL charged

Bs 1,644 million to Equity in long-term investments (Bs 3,988 million during the six-month period ended December 31, 2003).

NOTE 8 - ASSETS AVAILABLE FOR SALE:

Assets available for sale comprise the following:

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Real property received in lieu of payment	10,881	17,536
Personal property received in lieu of payment	220	216
Idle assets	12,100	11,273
Property acquired or built for sale	-	241
Other assets available for sale	1,350	1,490
Accumulated amortization	(10,866)	(14,339)
	13,685	16,417

During the six-month period ended December 31, 2003, MERCANTIL recorded amortization expense in respect of assets available for sale of Bs 5,223 million (Bs 8,224 million during the six-month period ended December 31, 2003). Fully amortized personal and real property is shown under Memorandum accounts.

NOTE 9 - PROPERTY AND EQUIPMENT:

Property and equipment comprises the following:

	June 30, 2004			December 31, 2003		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
			(Millions of bolivars)			
Buildings and facilities	228,422	(93,488)	134,934	223,783	(87,878)	135,905
Office furniture and equipment	161,346	(116,907)	44,439	148,975	(109,080)	39,895
Land	27,214	-	27,214	24,830	-	24,830
Other property	21,342	(772)	20,570	22,101	(612)	21,489
	438,324	(211,167)	227,157	419,689	(197,570)	222,119

During the six-month period ended June 30, 2004, MERCANTIL recorded depreciation expense of Bs 13,433 million (Bs 17,512 million for the six-month period ended December 31, 2003).

At June 30, 2004, Property and equipment includes buildings, facilities and land with a book value of Bs 162,148 million, which have an estimated market value of Bs 348,286 million, based on appraisals conducted by independent appraisers in June 2003.

Below is a summary of the useful lives assigned to property and equipment:

	Useful life (years)	Remaining useful life (years)
Buildings and facilities	40	23
Office furniture and equipment	4-10	3
Other property	5	2

NOTE 10 - OTHER ASSETS:

Other assets comprise the following:

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Goodwill:		
Interbank, C.A. (Banco Universal), net of accumulated amortization of Bs 22,965 million (Bs 19,684 million at December 31, 2003)	108,258	111,539
C.A. Seguros Orinoco, net of accumulated amortization of Bs 2,650 million (Bs 2,121 million at December 31, 2003)	16,950	17,479
Seguros Mercantil, C.A., net of accumulated amortization of Bs 991 million (Bs 826 million at December 31, 2003)	3,964	3,973
	129,172	132,991
Premium on acquisition of net assets of Banco Capital, C.A., net of accumulated amortization of Bs 2,500 million (Bs 2,146 million at December 31, 2003)	4,589	4,943
Pending items	48,457	3,942
Deferred income tax (Note 16)	44,323	27,765
Insurance premiums receivable	37,049	34,437
Dividends and other accounts receivable	34,659	20,920
Deferred expenses, net of accumulated amortization of Bs 31,190 million (Bs 30,117 million at December 31, 2003)	34,149	37,154
Systems development, net of accumulated amortization of Bs 60,937 million (Bs 51,777 million at December 31, 2003)	18,462	24,126
Prepaid expenses	16,705	13,388
Prepaid taxes	5,561	6,691
Prepaid advertising	6,867	6,081
Accounts receivable from other credit card issuing institutions	5,215	2,145
Advances for acquisition of real property	3,054	2,936
Stationery and office supplies	2,788	3,529
Other	3,966	4,351
	261,255	187,465
	395,016	325,399
Allowance for estimated losses on other assets	(6,717)	(8,364)
	388,299	317,035

In 2000 and 2001, MERCANTIL acquired a majority shareholding in a commercial bank in Venezuela (Interbank, C.A.) and an insurance company (C.A. Seguros Orinoco), giving rise to goodwill of Bs 131,223 million and Bs 19,600 million, respectively. These two companies were later merged into Banco Mercantil and Seguros Mercantil, C.A., respectively, and there are guarantees from former shareholders regarding the recovery of certain assets and the favorable outcome of certain contingencies for a period of between 5 to 10 years.

The balance of Pending items includes mainly operations conducted in the normal course of business during the last days of the month, which are being identified and have not yet been recorded. Most of these operations clear during the first few days of the following month. Deposits with these same characteristics are included under Other liabilities (see Note 14).

NOTE 11 - DEPOSITS:

Deposits comprise the following:

Type of deposit -

	June 30, 2004		December 31, 2003	
	Millions of bolivars	%	Millions of bolivars	%
Non-interest-bearing checking accounts	1,809,838	16	1,601,935	17
Interest-bearing checking accounts	3,187,859	28	2,686,946	28
Savings accounts	3,421,489	30	2,952,330	31
Time deposits	2,965,138	26	2,359,822	24
	11,384,324	100	9,601,033	100

Time deposits by maturity -

	June 30, 2004		December 31, 2003	
Up to 30 days	1,789,613	60	1,393,254	59
31 to 60 days	475,175	16	317,448	13
61 to 90 days	233,254	8	273,927	12
91 to 180 days	210,675	7	170,923	7
181 to 360 days	118,190	4	104,539	5
Over 360 days	138,231	5	99,731	4
	2,965,138	100	2,359,822	100

Deposits earn interest at the rates shown below:

	June 30, 2004				December 31, 2003			
	Deposits in bolivars		Deposits in U.S. dollars		Deposits in bolivars		Deposits in U.S. dollars	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%		%		%		%	
Interest-bearing checking accounts	1.00	3.50	0.10	1.20	1.00	3.50	0.10	0.70
Savings deposits	2.00	10.00	0.10	1.30	2.00	12.00	0.10	1.30
Time deposits	6.00	15.75	0.15	6.57	8.92	20.00	0.01	6.57

At June 30, 2004, Deposits include Bs 477,104 million and US$435 million (Bs 444,965 million and US$359 million at December 31, 2003) in respect of assigned investments (see Note 4).

NOTE 12 - DEBT AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION:

At June 30, 2004, MERCANTIL has issued by public offering debenture bonds and commercial paper with the following characteristics:

a) Debenture bonds -

	Amount of issue	Amount placed	Current balance	Date of issue	Term	Percentage of return on TAM (*)
	(Millions of bolivars)				(Years)	%
Issue 2001-II	25,000	25,000	25,000	October 2001	3	92-94-96
Issue 2001-IV	15,000	15,000	15,000	December 2001	3	92
Issue 2003-I	5,000	5,000	5,000	October 2003	1	80
Issue 2003-II	25,000	25,000	25,000	May-June-October 2003	2	88-90
Issue 2004-I	15,000	13,466	13,466	May-June 2004	1.5	84
Issue 2004-II	10,000	10,000	10,000	May 2004	2.5	90
	95,000	93,466	93,466			

b) Commercial paper -

	Amount of issue	Amount placed	Current balance	Date of issue	Term	Yield	Discount
	(Millions of bolivars)				(Days)	%	%
Issue 2003-I:							
Series VI	2,000	2,000	2,000	December 2003	240	18.25	-
Series IX	3,000	3,000	3,000	May 2004	83	-	13.00
	5,000	5,000	5,000				
Total debenture bonds and commercial paper	100,000	98,466					

(*) The Market Lending Rate (TAM) is the weighted average annual interest rate for lending operations agreed among the main six commercial banks and universal banks in the country, in accordance with information published by BCV.

MERCANTIL reserves the right to redeem the aforementioned bonds fully or partially, at par value, one year after the date of issue of each series and on the date of coupon payment. MERCANTIL may redeem one or several series issued.

NOTE 13 - FINANCIAL LIABILITIES:

Financial liabilities are classified by type and maturity as follows:

	June 30, 2004			December 31, 2003		
	Up to one year	More than one year	Total	Up to one year	More than one year	Total
	(Millions of bolivars)					
Liabilities with Venezuelan banks and savings and loan institutions:						
Credit balances with correspondent banks	34,478	-	34,478	12,253	-	12,253
Loans granted by Venezuelan financial institutions, with annual interest at between 3.61% and 14.50% (between 1% and 15% at December 31, 2003)	12,049	3,031	15,080	18,782	3,031	21,813
	46,527	3,031	49,558	31,035	3,031	34,066
Liabilities with foreign banks and savings and loan institutions:						
Loans of US$188,011,000 granted by foreign financial institutions, with annual interest at between 0.1% and 9.63% (US$159,742,898, with annual interest at between 0.01% and 10% at December 31, 2003)	58,504	301,673	360,177	3,629	251,345	254,974
Liabilities under repurchase agreements, with a par value of US$10,682,000 (US$772,750 at December 31, 2003)	1,303	19,155	20,458	1,233	-	1,233
Short sale of securities, with a par value of US$12,503,000	-	23,946	23,946	-	-	-
Other liabilities:						
Funds received for special financing programs, with annual interest at between 18% and 22.29%	-	13,572	13,572	-	14,835	14,835
Liabilities with credit card points of sale	4,782	-	4,782	1,742	-	1,742
Liabilities in respect of letters of credit	15,103	-	15,103	5,469	-	5,469
Other	4,497	32,285	36,782	11,738	33,081	44,819
	24,382	45,857	70,239	18,949	47,916	66,865
	130,716	393,662	524,378	54,846	302,292	357,138

Maturities of financial liabilities are as follows:

Up to one year -

	June 30, 2004	%	December 31, 2003	%
	(Millions of bolivars, except percentages)			
Up to 30 days	51,102	40	28,140	52
31 to 60 days	5,284	5	1,739	3
61 to 90 days	2,010	-	12,405	23
91 to 180 days	4,365	3	2,015	3
181 to 270 days	2,345	2	8,927	17
271 to 360 days	65,610	50	1,620	2
Total	130,716	100	54,846	100

More than one year -

	June 30, 2004	%	December 31, 2003	%
	(Millions of bolivars, except percentages)			
2005	11,866	3	609	-
2006	157,650	40	20,244	7
2007	149,190	38	87,836	29
2008 and beyond	74,956	19	193,603	64
Total	393,662	100	302,292	100

Liabilities under repurchase agreements

Below is a summary of Liabilities under repurchase agreements:

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Balance at period-end	20,458	1,233
Fair value of financial instruments	20,418	1,216 (1)
Total maximum balance outstanding at the end of any month of the period	19,992	1,711
Average balance for the six-month period	4,235	1,275

(1) Based on present value of estimated future cash flows.

	%	
Weighted average interest rate:		
For the six-month period -		
In foreign currency	1.26	1.04
Interest rate at period-end -		
In foreign currency	2.64	1.11

Liabilities under repurchase agreements are in respect of investments sold by the subsidiary Banco del Centro, S.A. in the normal course of business.

NOTE 14 - OTHER LIABILITIES:

Other liabilities comprise the following:

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Reserves for insurance operations (Note 2n)	154,306	135,318
Provision for contingencies and other (Note 16)	109,658	77,695
Cashiers' checks issued to clients	86,071	113,394
Pending items (Note 10)	79,555	31,586
Accrued expenses payable	55,848	40,154
Deferred interest	39,873	40,258
Taxes collected and withheld	36,362	9,420
Provisions for taxes payable	21,961	17,534
Personnel profit sharing and bonuses	19,579	10,808
Other demand liabilities	11,818	2,982
Accounts payable to suppliers	5,550	8,634
Law on Narcotic and Psychotropic Substances (Note 29)	5,456	4,316
Labor contributions	5,241	6,290
Unrealized gains	3,208	3,820
Other	31,117	13,306
	665,603	515,515

NOTE 15 - SUBORDINATED DEBT:

The subsidiary Commercebank Holding Corporation has issued the following 30-year subordinated debt, which is mandatorily redeemable:

Issuance date	Maturity date	Annual interest	Original amount in millions	Balance at June 30, 2004 in millions	December 31, 2003	June 30, 2004
		%	US$	US$	(Equivalent in millions of bolivars)	
June 1998	June 2028	8.90	40	29	46,284	53,300
September 2000	September 2030	10.60	15	15	23,940	28,728
March 2001	June 2031	10.18	10	10	15,960	19,152
November 2001	December 2031	LIBOR + 3.75	5	5	7,980	9,576
July 2002	July 2032	LIBOR + 3.65	10	10	15,960	19,152
December 2002	January 2033	LIBOR + 3.35	9	9	14,763	17,716
April 2003	April 2033	LIBOR + 3.25	8	8	12,768	15,322
March 2004	April 2034	LIBOR + 2.85	5	5	-	9,575
			102	91	137,655	172,521

Commercebank Holding Corporation has the option of deferring interest payment on these liabilities for up to 10 six-month periods.

NOTE 16 - TAXES:

Tax expense comprises the following:

	Six-month periods ended	
	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Taxes:		
Current -		
In Venezuela	15,223	8,074
Abroad	15,011	9,864
	30,234	17,938
Deferred -		
Abroad	2,838	1,387

Taxes in Venezuela

Venezuelan Income Tax Law -

This Law introduced, among other things, regulations concerning the proportional tax on dividends, annual inflation adjustment, worldwide income taxation and transfer pricing. Transfer-pricing regulations require taxpayers that conduct transactions with related parties abroad to calculate income, costs and deductions based on prices that independent third parties would use in similar operations.

At June 30, 2004, MERCANTIL and its subsidiaries have tax loss carryforwards of Bs 82,992 million, of which Bs 44,101 million, Bs 5,145 million and Bs 33,700 million may be utilized until 2004, 2005 and 2006, respectively.

For the six-month period ended June 30, 2004, the main differences between financial and tax income arise from the net effect of the annual inflation adjustment, provisions and accruals that are normally tax deductible in subsequent periods, and the net effect of tax-exempt income from Venezuelan Government National Public Debt Bonds and other securities issued by the Bolivarian Republic of Venezuela.

Below is the reconciliation between financial and tax expense of Banco Mercantil:

	Year ended December 31, 2003
Statutory tax rate	34%
	(Millions of bolivars)
Notional tax expense based on financial income computed at the tax rate in effect	80,505
Difference between notional tax expense and actual tax expense:	
Effect of the annual inflation adjustment	(55,425)
Net effect of National Public Debt Bonds exemption	(39,176)
Nondeductible provisions -	
Loan portfolio, net	9,960
Other provisions	(1,192)
Other	(154)
Effect of applying tax rate to tax loss	(5,482)
Effect of applying tax rate to foreign-earned taxable income	3,817
Effect of applying tax rate to tax loss in Venezuela plus foreign-earned taxable income	(1,665)
Business assets tax expense (BAT)	4,000

Income tax regulations in both Venezuela and the United States of America set out the rules applicable to transfer pricing. According to these rules, taxpayers that conduct transactions with related parties abroad are required to calculate income, costs and deductions applying certain methodologies set out in the regulations. MERCANTIL and most of its subsidiaries to which these rules apply have not made any adjustments to agreed-upon prices for the aforementioned operations.

Business assets tax -

Business assets tax is a minimum tax, complementary to income tax. It is calculated as 1% of the simple average of assets, based on amounts at the beginning and end of the year.

Bank debit tax -

In March 2002 a bank debit tax was decreed in Venezuela. The tax rate was set at 1% (0.75% from July 1 to December 31, 2003 and 0.5% from January 1 to December 31, 2004) and is levied upon debits and withdrawals made from checking and savings accounts, custody deposits and any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments. Venezuelan banks and other financial institutions are also required to pay this tax on transactions such as investment withdrawals, interbank loans, personnel and operating expenses, among others. For the six-month period ended June 30, 2004, bank debit tax amounted to Bs 3,005 million (Bs 5,510 million for the six-month period ended December 31, 2003).

Taxes in the United States of America

Federal tax -
Federal tax legislation in the United States of America establishes, among other things, tax on dividends, worldwide income taxation and a transfer-pricing tax regime.

State taxes -
Companies in the United States of America must pay taxes in the state where they operate. In 2003 these companies filed tax returns in Florida, New York, Texas and Delaware. Computation depends on the tax laws in each state. Payments of state tax are considered as credits against federal tax.

Reconciliation between book and tax income of Commercebank Holding Corporation and its subsidiaries is shown below:

	Year ended December 31, 2003
Statutory tax rate	35%
	(Thousands of U.S. dollars)
Notional tax expense based on financial income computed at the tax rate in effect	12,079
Allowance for losses on loan portfolio	1,777
Difference between notional tax expense and actual tax expense:	
Effect of deducting state taxes	(311)
Effects of deductible depreciation and amortization	455
Interest earned in the previous year and collected in the current year	249
Interest on nontaxable investments	(268)
Effect of nondeductible provisions and other expenses	777
Effect of applying tax rate to taxable income	14,758

Contingencies -
In the normal course of business, certain subsidiaries of MERCANTIL are defendants in various legal proceedings. Other than the tax assessments mentioned below, MERCANTIL is not aware of any other pending legal proceedings which could have a significant effect on its financial position or results of operations.

Banco Mercantil has received assessments from the Tax Authorities which give rise to additional income tax of approximately Bs 21,471 million mainly in respect of the disallowance of certain nontaxable income, expenses related to tax-exempt income, expenses for withholdings paid after the legal deadline, nondeductible expenses for uncollectible accounts and rejection of tax loss carryforwards. Banco Mercantil filed appeals against these tax assessments because it considers them completely unfounded. To date, rulings on certain

assessments are pending while others were ruled on in favor of Banco Mercantil. The National Treasury filed appeals against these latter rulings and decisions thereon are pending.

Banco Mercantil also received additional tax assessments in respect of bank debit tax amounting to Bs 22,122 million. Banco Mercantil has appealed these assessments. In the opinion of its legal advisors, these assessments are totally groundless.

Banco Mercantil management has identified a maximum risk of Bs 5,829 million in respect of the aforementioned assessments based on inadmissibility of monetary restatement and compensatory interest and, hence, has set aside a provision to cover this amount (see Note 14).

NOTE 17 - EMPLOYEE BENEFIT PLANS:

a) Pension plan and other retirement benefits -

Sponsoring entities and financial aspects of the pension plan

MERCANTIL and certain Venezuelan subsidiaries have had a pension plan since 1974 to provide supplementary retirement pensions and other benefits to employees sponsored by Fundación BMA, which manages contributions and donations from sponsors.

At December 31, 2003, date of the most recent annual study by independent actuaries, plan assets, obligations and results, as well as the long-term assumptions used, are as follows:

	Retirement pension benefits	Other retirement benefits
	(Millions of bolivars)	
Obligations and assets:		
Present value of obligations	32,451	4,376
Market value of net assets of Fundación BMA (include US$13,661,831) (1)	39,345	4,376
Surplus	6,894	-
Results:		
Annual service cost	1,142	126
Interest on present value of obligations	3,516	481
Other (includes expected yield from the fund that supports the plan, amortization of unrecognized net gains (losses) and the effect of inflation)	(4,658)	(607)
Total plan cost	-	-
Actual yield from plan assets	6,507	651

(1) These assets comprise Venezuelan Government National Public Debt Bonds and bonds issued by PDVSA, C.A., La Electricidad de Caracas and Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), securities issued by the National Treasury of the United States of America, debenture bonds and time deposits.

Long-term assumptions (as from December 31, 2003):	%
Discount rate at December 31, 2003	12.50
Long-term inflation rate	5.50
Expected yield from plan assets in bolivars	17.00
Expected yield from plan assets in U.S. dollars	5.50
Projected benefit increase	9.75
Market interest rate for loans	21.00
Increase in medical expenses	11.75

The excess of plan assets over its liabilities allows for the amortization of the resulting actuarial gain.

According to actuarial calculations and certification, assets managed by Fundación BMA used to provide these benefits reasonably cover the present value of the obligations.

Plan terms and conditions

The plan entails retirement pensions and other retirement benefits and is based on a minimum length of service of ten years and a minimum retirement age. The retirement pension is based on the employee's average salary over the last three years of employment prior to retirement. This benefit may not exceed 60% of the aforementioned average salary.

Eligible employees

Employees eligible for this plan, besides those already retired at December 31, 1999, are active employees who, at that date, met the age and length-of-service requirements qualifying them for any of the different retirement options, and those employees who will meet these requirements in the next 10 years, as of January 1, 2000.

During the six-month periods ended June 30, 2004 and December 31, 2003, Fundación BMA paid Bs 1,019 million and Bs 731 million, respectively, in respect of retirement pensions.

Commercebank has a benefit plan (401k) which stipulates a contribution by the employer (Commercebank) equivalent to a fixed percentage of participating employees' salaries. Employees with length of service between six months and twenty-one years may contribute an additional percentage at their discretion. The employer contributes an amount equal to the contribution of each participant up to 6% of their annual salary and increases these contributions to each participant between the second and sixth year of service.

b) Long-term stock option plan -
In 1983 MERCANTIL and certain of its subsidiaries set up a long-term stock option plan, approved by the Board of Directors and Compensation Committee, whereby key officers are awarded purchase options on MERCANTIL shares. As from 1996, this plan is being implemented in different phases with varying time periods. Fundación BMA manages the plan and sets up trust funds with the shares on behalf of the members, once these shares have been

assigned and subsequently awarded to eligible officers based on individual allotments approved and in accordance with the plan's regulations. The Board of Directors' Compensation Committee sets the price at which members of the plan may acquire shares at the beginning of each phase of the plan, taking into account share value fluctuation on the Caracas Stock Exchange for a period prior to approval of the respective phase. Shares are awarded annually over three-year periods. During each administrative phase and until the shares are acquired by the officers, cash dividends declared in respect of these shares are received by Fundación BMA and share dividends by the participants. According to the long-term incentive nature of the plan, officers must be active employees of MERCANTIL in order to exercise their purchase options within the time periods established. If they are not, or if the allotted shares are not purchased within the established time periods, the entitlements are cancelled.

Below is a breakdown of shares in trust at June 30, 2004:

Phase	Approval date	Number of shares		Option prices		End of term to exercise the options
		Class "A"	Class "B"	Class "A"	Class "B"	
I	1996	1,863,176 (1)	1,152,663 (1)	1,160	975.6	2004 and 2005
II	2000	1,421,886 (1)	1,186,390 (1)	400	380	2005
III	2001	9,613,275 (1)	7,978,877 (1)	700	600	2006, 2007 and 2008
		2,242,878 (2)	3,714,325 (2)			
Total shares in trust fund		15,141,215 (3)	14,032,255 (3)			

(1) Shares in individual trust funds on behalf of participants

(2) Shares available

(3) Includes stock dividends

Below is the movement of shares awarded in Phases I, II and III:

	Shares awarded		
	Class "A"	Class "B"	Total
Shares awarded:			
1997	804,237	501,786	1,306,023
1998	398,682	248,744	647,426
1999	473,705	295,572	769,277
2000	1,247,005	1,043,995	2,291,000
2001	2,380,207	1,992,367	4,372,574
2002	2,380,207	1,992,367	4,372,574
Options exercised	(3,324,187)	(2,131,274)	(5,455,461)
Stock dividends	6,841,770	4,351,652	11,193,422
Incentives cancelled	(356,706)	(222,540)	(579,246)
Balance at June 30, 2002	10,844,920	8,072,669	18,917,589
Options exercised	(223,717)	(146,376)	(370,093)
Stock dividends	874,433	667,684	1,542,117
Incentives cancelled	(40,716)	(34,085)	(74,801)
Balance at December 31, 2002	11,454,920	8,559,892	20,014,812
Shares awarded and dividends	2,962,090	2,479,405	5,441,495
Options exercised	(1,486,355)	(938,203)	(2,424,558)
Incentives cancelled	(72,951)	(61,069)	(134,020)
Balance at June 30, 2003	12,857,704	10,040,025	22,897,729
Shares awarded and dividends	4,863,476	3,796,327	8,659,803
Options exercised	(3,215,375)	(2,237,653)	(5,453,028)
Incentives cancelled	(42,114)	(35,251)	(77,365)
Balance at December 31, 2003	14,463,691	11,563,448	26,027,139
Options exercised	(1,565,354)	(1,245,518)	(2,810,872)
Balance at June 30, 2004	12,898,337	10,317,930	23,216,267

NOTE 18 - OTHER INCOME:

Other income comprises the following:

	Six-month periods ended	
	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Recovery of loans recorded as uncollectible	20,801	13,476
Commissions on administration of housing savings funds	12,220	11,501
Interest on financing of insurance policies	10,602	12,561
Commissions for foreign currency administration	6,317	3,875
Commissions on banking services	7,777	6,025
Gain on sale of assets available for sale	6,187	10,429
Release of provisions	6,107	17,088
Commissions on drafts and transfers	5,744	4,571
Income from other accounts receivable	5,186	6,070
Dividends received	4,525	4,188
Income from transactions with derivative instruments	4,044	3,093
Commissions on advisory services	3,588	2,552
Commission on administration of investment portfolio	2,478	1,140
Other commissions	3,588	1,906
Other	14,532	13,687
	113,696	112,162

NOTE 19 - OTHER OPERATING EXPENSES:

Other operating expenses comprise the following:

	Six-month periods ended	
	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Professional fees and other external services	37,623	34,543
Communications	24,791	24,127
Provisions for assets received in lieu of payment and other assets	17,177	39,790
Robbery, assault and fraud	16,752	2,832
Taxes and contributions	16,007	18,484
Expense from write-down of financial investments (Note 4)	13,423	-
Advertising and marketing	10,907	9,256
ATM services	7,574	5,134
Office supplies	7,306	6,833
Expense from foreign currency futures	4,712	-
Transportation and security	4,627	4,581
Public relations and representation expenses	2,658	2,795
Insurance expenses	2,379	1,715
Donations	2,158	1,181
Appropriation to Fundación Mercantil (Note 28)	1,000	2,671
Other	11,796	7,679
	180,890	161,621

NOTE 20 - SHAREHOLDERS' EQUITY:

a) Capital stock and authorized capital -

At June 30, 2004, the subscribed and paid-in capital of MERCANTIL is Bs 82,490 million, represented by 549,933,890 shares, divided into 299,873,422 Class "A" common shares and 250,060,468 Class "B" common shares with limited voting rights, all with a par value of Bs 150 each. Of these shares, 443,679 Class "A" and 19,998 Class "B" shares constitute treasury stock in connection with the repurchase program of MERCANTIL shares. Consequently, 299,429,743 Class "A" and 250,040,070 Class "B" are outstanding.

Authorized capital stock of MERCANTIL at December 31, 2003 is Bs 165,856 million.

In 2000 a repurchase program of MERCANTIL shares was approved, within the limits set out in the Capital Markets Law (up to 15% of the subscribed capital and a maximum term of two years after acquisition to dispose of these shares).

The repurchase program has been implemented in eight six-month phases. Below is a summary of the applicable conditions:

Phases	Date of approval by shareholders	Maximum authorized purchase price per share	Average purchase price	Repurchased shares
		Bs	Bs	
First	May 2000	750	629.18	8,709,559
Second	November 2000	1,654	1,118.36	5,800,980
Third	March 2001	1,654	1,024.79	8,522,110
Fourth	September 2001	2,600	893.75	2,690,888
Fifth	March 2002	2,600	998.52	8,008,106
Sixth	September 2002	2,600	1,275.95	2,451,936
Seventh	February 2003	3,700	1,357.11	910,145
Eighth	August 2003	4,100	2,428.58	623,465
Ninth	February 2004	4,500	2,307.66	443,677
				38,160,866
Redeemed shares				(37,697,189)
Balance of repurchased shares				463,677

At meetings held in October 2001, January 2003 and February 2004, redemption was approved of 37,697,189 shares for a total of Bs 36,932 million acquired in the different phases of the repurchase program. Redemption took place in December 2001, February 2003 and February 2004.

b) Accumulated results and dividends -

Below is a summary of the dividends declared and paid during the reported periods:

Cash -

Type of dividend	Date of approval by shareholders	Amount per share in bolivars	Frequency or payment date
Ordinary	February 2003	8	May, August and November 2003
Special	July 2003	18	August 2003
Ordinary	August 2003	8	February 2004
Ordinary	February 2004	8	May, August and November 2004
Special	February 2004	27	May 2004

In shares -

Date of approval by shareholders	Dividend date	Number of shares issued	Amount in millions of bolivars	Proportion of dividend
July 2003	September 2003	157,226,322	23,584	2 shares for every 5 held

The articles of incorporation of the company include a shareholders' rights plan, which stipulates that, under certain circumstances, shareholders holding shares for more than 180 days are entitled to subscribe shares at par value (Bs 150 per share). This measure simulates the defensive corporate best practices in use in companies in developed nations to maximize the value available to shareholders in case of a non-negotiated purchase offer and thus, strengthen their negotiating position in an event of this nature.

In addition, as part of these corporate best practices, the shareholders resolved to hold elections of members of the Board of Directors by phases and establish a qualified voting system for certain matters at shareholders' meetings.

In 1986 a Foundation was incorporated abroad, whose beneficiaries are MERCANTIL and/or its shareholders. At June 30, 2004, the Foundation has net equity of US$764,724 (US$751,936 at December 31, 2003).

Below is the calculation method used to determine the basis for the distribution of dividends to the shareholders in accordance with the rules laid down by the CNV:

	Six-month periods ended	
	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Consolidated net income	221,278	126,780
Less:		
Equity in the results of subsidiaries	223,583	147,390
Appropriation to legal reserve	-	2,059
Plus:		
Dividends collected	54,075	27,004
Base income for distribution of dividends	51,770	4,335

In accordance with the Capital Markets Law, MERCANTIL is required to pay its shareholders dividends of at least 50% of the base income for payment of dividends, of which MERCANTIL must pay at least one-half in cash.

Cumulative results at June 30, 2004 include Bs 106,659 million available for dividends; the remaining amount, in respect of cumulative results of subsidiaries, will be available for distribution once the latter declare and pay dividends.

NOTE 21 - FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

In July 2003 Exchange Agreement No. 4 was published in respect of the purchase in bolivars of securities issued by the Venezuelan government in foreign currency for which trading had been suspended up to that date. This regulation lays down: a) the exchange rate applicable to the purchase in bolivars of these securities on the primary market, as established in a previous regulation (Exchange Agreement No. 2), and b) that further trading in these securities in bolivars is not permitted until BCV establishes the related regulations.

MERCANTIL, at the request of its shareholders, is currently applying to CADIVI in order to obtain currency at the official exchange rate for payment of dividends in respect of ADR's in circulation. To date, foreign currency has been received in respect of dividends for 2003.

The consolidated balance sheet of MERCANTIL includes the following balances of financial assets and liabilities in foreign currency, denominated mainly in U.S. dollars, stated at the exchange rates described in Note 2t:

	June 30, 2004	December 31, 2003
	(Thousands of U.S. dollars)	
Assets:		
Cash and due from banks	16,259	59,412
Investment portfolio	2,136,120	1,800,710
Loan portfolio	1,875,059	1,860,909
Other assets	47,700	27,383
	4,075,138	3,748,414
Liabilities:		
Deposits	3,159,783	2,946,809
Financial liabilities	237,375	192,411
Other liabilities	25,226	18,708
Subordinated debt	90,080	86,250
Preferred shares related to minority interests in consolidated subsidiaries	-	432
	3,512,464	3,244,610

During the six-month period ended June 30, 2004, net income from exchange rate differences resulting from revaluation of the foreign currency position amounts to Bs 73,942 million (a net loss of Bs 175 million during the six-month period ended December 31, 2003). Furthermore, during the six-month period ended June 30, 2004, income from intermediation in foreign currency sales and purchases from credit card transactions amounted to Bs 820 million (Bs 493 million during the six-month period ended December 31, 2003).

The estimated effect of every Bs 100/US$1 increment in the exchange rate of Bs 1,920/US$1 at June 30, 2004 would be an increase of Bs 413,189 million in assets and Bs 56,060 million in shareholders' equity.

MERCANTIL has National Public Debt Bonds denominated in bolivars with exchange indexation clauses amounting to Bs 347,117 million (see Note 4).

NOTE 22 - MEMORANDUM ACCOUNTS:

Memorandum accounts comprise the following:

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Contingent debtor accounts:		
Guarantees granted	336,848	281,176
Letters of credit	322,445	146,511
Lines of credit (Note 23)	1,240,765	1,594,206
Investments in repurchase operations	107,675	136,332
Transactions with derivative instruments	159,777	109,113
Other contingencies	20,013	12,777
	2,187,523	2,280,115
Assets received in trust	3,941,265	3,326,647
Special trust services	331,633	702,629
Debtor accounts for other special trust services (Housing Mutual Fund)	563,905	494,240
Other debtor memorandum accounts:		
Custody of values received	5,604,515	3,357,850
Collections	272,925	178,030
Guarantees received	5,199,900	4,183,167
Unused lines of credit	542,043	394,634
Securities authorized and issued	133,038	123,446
Other control accounts	3,044,210	2,256,468
	14,796,631	10,493,595
	21,820,957	17,297,226

Assets received in trust -

The combined financial statements of the trust fund include the following balances:

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Assets:		
Cash and due from banks	105,653	86,141
Investment portfolio	2,454,946	1,947,800
Loan portfolio	1,247,747	1,147,810
Interest and commissions receivable	24,058	26,221
Assets received for administration	24,803	24,413
Other assets	84,058	94,262
	3,941,265	3,326,647
Liabilities:		
Other accounts payable	7,174	7,751
Other liabilities	79,925	122,273
	87,099	130,024
Shareholders' equity	3,854,166	3,196,623
Total liabilities and shareholders' equity	3,941,265	3,326,647

Investments included in trust fund accounts comprise the following:

	June 30, 2004		December 31, 2003	
	Amortized cost	Fair market value	Amortized cost	Fair market value
	(Millions of bolivars)			
Debt securities issued by foreign private-sector companies, with annual interest at between 1.2% and 12.63%, maturing between July 2004 and September 2027, and a par value of US$17,131,000 (with annual interest at between 0.75% and 12.63%, maturing between January 2004 and September 2027, and a par value of US$95,415,033 at December 31, 2003)	32,494	32,274	149,951	149,801 (1)
National Public Debt Bonds of the Bolivarian Republic of Venezuela, with annual interest at between 13.99% and 16.86%, maturing between July 2004 and April 2018, and a par value of Bs 1,104,805 million and US$3,835,000 (with annual interest at between 16.1% and 21.17%, maturing between January 2004 and February 2007, and a par value of Bs 832 million at December 31, 2003)	1,045,605	1,087,201	776,244	776,432 (1)
Treasury notes issued by the Bolivarian Republic of Venezuela, with annual interest at between 9% and 13%, maturing between July 2004 and May 2005, and a par value of Bs 167,742 million (with annual interest at between 8.14% and 15.80%, maturing between January and June 2004, and a par value of Bs 155 million at December 31, 2003)	159,963	160,546	147,293	150,163 (1)
Compañia Anónima Nacional Teléfonos de Venezuela (CANTV), 11,016,673 common shares, with a par value of Bs 286 each (11,490,259 common shares, with a par value of Bs 286 each at December 31, 2003)	4,700	4,008	5,608	5,779 (3)
Carton de Venezuela, C.A., 32,684,075,024 common shares, with a par value of Bs 1 each	57,524	57,524	57,524	57,524 (4)
Time deposits, with annual interest at between 0.81% and 4.75%, with a par value of US$30,488,308, maturing between July and September 2004 (with annual interest at between 1.05% and 3.64%, maturing between July and September 2004, with a par value of US$47,476,000 at December 31, 2003)	58,439	58,439	75,610	77,704 (2)
Time deposits, with annual interest at between 12% and 20%, maturing between July and November 2004 (with annual interest at between 13% and 24%, maturing between January and May 2004 at December 31, 2003)	69,756	69,756	72,480	72,480 (2)
Shares issued by foreign private-sector companies	404,363	404,363	241,123	241,123
Investments in mutual funds	454,906	454,906	285,329	285,329
Other	167,196	166,069	136,638	140,801
	2,454,946	2,495,086	1,947,800	1,957,136

(1) Based on present value of estimated future cash flows.

(2) Shown at par value, which is considered fair value.

(3) Market value based on prices listed on the stock exchange.

(4) Shown at cost.

The loan portfolio comprises the following:

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Loans receivable	29,148	29,781
Mortgages	51,414	942,035
Student loans	136,377	123,699
Other	1,030,808	52,295
	1,247,747	1,147,810

Debtor accounts from other special trust services (Housing Mutual Fund) -

The Venezuelan Housing Policy Law stipulates that contributions made to the fund by employees and employers, deposited in financial or savings institutions legally authorized to grant mortgages, be used to build, remodel or purchase homes.

Securities under spot agreements -

MERCANTIL purchases and sells securities under spot agreements at an established price. At June 30, 2004, the net gain from adjustment to market value of Bs 149 million (Bs 55 million at December 31, 2003) is recorded in Other assets and Shareholders' equity. Spot transactions were settled within seven business days of the date of origin. Securities under spot agreements comprise the following:

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Securities:		
Purchase rights	38,077	7,920
Sale rights	14,516	1,327
	52,593	9,247

Derivative financial instruments -

MERCANTIL enters into futures contracts for the purchase and sale of securities at a fixed price. Net income resulting from these contracts during the six-month period ended June 30, 2004 amounted to Bs 3,944 million (net income of Bs 2,988 million during the six-month period ended December 31, 2003), shown in the consolidated statement of income.

MERCANTIL also enters into futures contracts to purchase currency at a fixed price.

The status of open transactions with negotiable instruments is as follows:

Futures contracts	June 30, 2004 Millions of bolivars	June 30, 2004 Maturity	December 31, 2003 Millions of bolivars	December 31, 2003 Maturity
Exchange rates (foreign currency):				
Purchase	9,891	July and December 2004	8,013	July 2004
Securities:				
Purchase	69,360	July and August 2004	67,322	January and February 2004
Sale	27,932	July 2004	24,532	January 2004
	107,183		99,867	

The risk to which MERCANTIL is exposed relates to noncompliance by other parties of the terms laid down in the contracts, as well as variations in the price of securities and interest rates. MERCANTIL has a control environment that includes policies and procedures for rating exchange and interest rate risks and monitoring derivative financial instruments as well as assessing credit risks related to other parties.

Commercebank derivative financial instruments -

In 1998 Commercebank entered into an interest rate cap contract for US$18 million. This contract is for 10 years and requires the counterparty to pay Commercebank, on the basis of the amount of the contract, the difference between the London Interbank Offering Rate and 6.5% when LIBOR exceeds 6.5%. At June 30, 2004 and December 31, 2003, the balance of this contract amounted to US$12 million. Commercebank has recorded assets of US$65,600 and US$122,000 at those dates, respectively, representing changes in the fair value of this contract, which resulted in an unrealized loss of US$13,000 during 2003.

Commercebank has entered into certain interest rate swap agreements, designated and accounted for as hedges, for the purpose of hedging changes in the fair value of certain financial instruments related to interest rate risk. Interest rate swap agreements are detailed below:

Contract date	Principal	Interest rate payable	Interest rate receivable	Maturity	Market value	Unrealized gain (loss) at June 30, 2004
	(Thousands of US$)	%			(Thousands of US$)	(Thousands of US$)
January 2003	10,000	3.33	6-month LIBOR	July 2007	-	79
August 2003	12,000	3.665	3-month LIBOR	August 2008	218	284
August 2003	13,000	4.59	3-month LIBOR	August 2008	40	436
September 2003	10,000	4.02	3-month LIBOR	September 2008	51	249
	45,000				309	1,048

Contract date	Principal	Interest rate payable	Interest rate receivable	Maturity	Market value	Unrealized gain (loss) at June 30, 2004
	(Thousands of US$)	%			(Thousands of US$)	(Thousands of US$)
January 2003	10,000	3.33	6-month LIBOR	July 2007	79	79
August 2003	12,000	3.665	3-month LIBOR	August 2008	66	66
August 2003	13,000	4.59	3-month LIBOR	August 2008	396	396
September 2003	10,000	4.02	3-month LIBOR	September 2008	198	198
	45,000				739	739

NOTE 23 - CREDIT-RELATED COMMITMENTS:

MERCANTIL has significant outstanding commitments related to letters of credit, guarantees granted, lines of credit and credit card limits to meet the needs of its clients and to manage its own risk in respect of interest rate variations. Since many of its credit limits may expire without being used, aggregate liabilities do not necessarily represent future cash requirements. Commitments to extend credit and letters of credit, and guarantees granted by MERCANTIL are recorded under Memorandum accounts.

Guarantees granted -
After conducting a credit risk analysis, MERCANTIL provides guarantees to certain customers within their line of credit. These guarantees are issued to a beneficiary who may execute the guarantee if the customer fails to comply with the terms of the agreement. These guarantees earn annual commissions ranging from 0.5% to 3% of their value. Commissions in respect of these guarantees are recorded monthly while they remain in force.

Letters of credit -
Letters of credit usually mature within 90 days and are renewable. They are generally issued to finance a trade agreement for the shipment of goods from the seller to the buyer. MERCANTIL charges a fee of between 0.1% and 3% of the amount of the letter of credit at June 30, 2004 and December 31, 2003 and records the latter under assets once the customer uses it. Unused letters of credit and other similar liabilities are included under Memorandum accounts.

Lines of credit -
MERCANTIL grants lines of credit to clients subject to prior credit risk evaluation and any guarantees required by MERCANTIL. These agreements are for a specific period, provided that clients do not default on the terms set forth therein. However, MERCANTIL may exercise its option to cancel a credit commitment with a particular client at any time.

MERCANTIL issues renewable credit cards with limits of up to three years. However, it may exercise its option to cancel a credit commitment with a particular customer at any time. Nominal credit card interest rates are variable for transactions in Venezuela and fixed for transactions in the United States of America.

MERCANTIL's exposure to credit loss in the event of noncompliance of terms by clients for credit extension, letters of credit and guarantees is represented by the notional contractual amounts of these credit-related instruments. Credit policies applied by MERCANTIL for these commitments are the same as those for the loan portfolio.

In general, MERCANTIL evaluates each customer before granting credit. The amount of collateral provided, if required by MERCANTIL, is based on customer credit assessment. The type of collateral varies, but may include accounts receivable, inventories, property and equipment and investment securities.

NOTE 24 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value of a financial instrument is defined as the amount for which an instrument could be exchanged between two knowledgeable, willing parties, other than in a forced transaction, involuntary liquidation or distress sale. Fair values for financial instruments with no available quoted market prices have been estimated using the present value of future cash flows of these financial instruments or other valuation techniques and assumptions. These techniques are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows, and the expectation of payments in advance. In addition, fair values presented below do not purport to reflect the value of other income-generating activities or future business activities; that is, they do not represent the value of MERCANTIL as a going concern.

Below is a summary of the most significant methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments -
Short-term financial instruments, both assets and liabilities, are shown in the balance sheet at book value, which does not significantly differ from fair market value given their relatively short-term maturity. Included are cash equivalents, interest-bearing deposits at other banks and commissions and interest receivable and payable, short-term interest-bearing deposits and short-term financial liabilities.

Investment portfolio -
The fair value of these financial instruments was determined using either quoted market prices, reference prices determined by trading operations on the secondary market, quoted market prices of financial instruments with similar characteristics or the estimated future cash flows from these securities. Investments in affiliates are shown at equity value (see Note 7).

Loan portfolio -
Most of the loan portfolio earns interest at variable rates that are revised frequently, generally at 30 and 90 days for most of the short-term portfolio; allowances are made for loans with some risk of recovery. Therefore, in management's opinion, the net book value of this loan portfolio approximates its fair value.

Deposits -
The fair value of customer deposits with no fixed maturity, such as interest-bearing deposits and savings accounts, is represented by the amount payable or due at the reporting date. Certain time deposits and interest-bearing accounts, particularly variable-rate deposits, have also been valued at book value due to their short-term maturity. Other fixed-rate deposits were not considered significant. The value of long-term relationships with depositors is not taken into account when estimating the fair values disclosed.

Financial liabilities -
Short-term financial liabilities are shown at book value since they relate to funds obtained from other banks to increase liquidity; they are unsecured, generally mature between 90 and 180 days and bear interest at variable rates. Long-term financial liabilities are also shown at book value since most of them bear interest at variable rates.

Risk-based financial instruments recorded in memorandum accounts -
The fair value of derivatives was calculated using their specific market prices, based on trading operations on the secondary market.

NOTE 25 - GEOGRAPHIC SEGMENT INFORMATION:

The operations of MERCANTIL are geographically distributed as follows:

	Six-month periods ended	
	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Gross financial margin:		
Venezuela	311,743	305,251
United States of America	89,642	71,816
Other	5,436	3,759
Total	406,821	380,826
Net financial margin, commissions and other income:		
Venezuela	537,477	404,572
United States of America	102,633	85,923
Other	13,030	20,448
Total	653,140	510,943
Income before taxes and minority interests:		
Venezuela	213,993	107,857
United States of America	32,740	22,445
Other	2,543	13,391
Total	249,276	143,693

	June 30, 2004		December 31, 2003	
	Millions of bolivars	%	Millions of bolivars	%
Assets:				
Venezuela	6,827,710	47	6,246,863	52
United States of America	6,833,475	48	5,246,603	44
Other	762,564	5	472,675	4
Total	14,423,749	100	11,966,141	100
Liabilities:				
Venezuela	6,097,674	47	5,523,240	47
United States of America	6,104,203	48	4,763,076	49
Other	663,924	5	443,531	4
Total	12,865,801	100	10,729,847	100

NOTE 26 - FINANCIAL INFORMATION BY SUBSIDIARY:

A summary of the financial information by subsidiary at June 30, 2004 is shown below. This information includes the effect of elimination adjustments normally made during consolidation:

	Banco Mercantil	Commercebank Holding Corporation	Holding Mercantil Internacional (1)	Seguros Mercantil	Merinvest	Mercantil Inversiones y Valores and others	Consolidated total
	(Billions of bolivars)						
Total assets	6,805	6,628	527	296	56	112	14,424
Investment portfolio	2,834	3,290	282	185	53	67	6,711
Loan portfolio, net	2,447	3,165	170	-	-	-	5,782
Deposits	5,492	5,376	516	-	-	-	11,384
Gross result before taxes	189	33	(1)	19	14	(5)	249
Net result for the period	176	21	(1)	19	13	(7)	221

(1) Holding company of Banco Mercantil Venezolano, N.V. and its subsidiary Banco del Centro, S.A. and Banco Mercantil (Schweiz) AG and its subsidiary BMC Bank & Trust Limited.

NOTE 27 - REGULATORY CAPITAL REQUIREMENTS:

MERCANTIL banking subsidiaries are subject to regulatory capital requirements imposed by the banking regulators in the countries in which they operate. Under these requirements, banking subsidiaries must meet specific capital adequacy guidelines, which include quantitative measures of assets, liabilities, and certain contingent assets as calculated under regulatory accounting practices. These regulatory practices vary among the countries in which the banking subsidiaries operate, but are generally consistent with the framework of the Basel Accord. The banking subsidiaries are also subject to qualitative judgments of their assets, such as risk

weighting per component and other factors. The CNV requires certain minimum equity ratios applicable to MERCANTIL. Ratios at June 30, 2004 are as follows:

	Ratio %
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	20.89
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	17.38

Ratios at June 30, 2004 are calculated in accordance with the Basel Accord as follows:

	Ratio %
Basel Accord:	
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	21.35
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	17.25
Tier 1 equity to weighted assets (3% minimum requirement)	9.86

NOTE 28 - FUNDACION MERCANTIL:

MERCANTIL and some of its subsidiaries sponsor the "Fundación Mercantil" (formerly Fundación Banco Mercantil) founded in December 1988 to promote educational, cultural, artistic, social, religious and scientific programs, either directly or through donations and contributions to third parties. Contributions during the six-month period ended June 30, 2004 amounted to Bs 1,000 million (Bs 2,671 million during the six-month period ended December 31, 2003).

NOTE 29 - MONEY LAUNDERING PREVENTION:

Given the importance of money laundering prevention and the nature of the transactions of some subsidiaries, MERCANTIL relies on adequate control and supervision mechanisms to detect operations presumed to involve money laundering which have been specifically developed for Banco Mercantil, Commercebank, Seguros Mercantil and Merinvest. The subsidiary Banco Mercantil has updated and adapted the processes and manuals on this matter to the Wolfsberg principles, which constitute a body of standards to be applied against money laundering, corruption and similar crimes.

In compliance with Venezuelan regulations on this matter, the main subsidiaries of MERCANTIL have set aside an allowance amounting to 1% of their net bi-annual income to prepare employee-oriented programs for the prevention of drug use and traffic (see Note 14).

NOTE 30 - FINANCIAL STATEMENTS OF MERCANTIL SERVICIOS FINANCIEROS, C.A. (HOLDING):

The financial statements of Mercantil Servicios Financieros, C.A. under the equity method are shown below:

	June 30, 2004	December 31, 2003
	(Millions of bolivars)	
Assets:		
Cash and due from banks	48	55
Investment portfolio -		
Banco Mercantil, C.A. (Banco Universal)	997,247	829,545
Commercebank Holding Corporation	327,896	264,780
Seguros Mercantil, C.A.	93,188	75,949
Holding Mercantil Internacional	72,822	62,206
Mercantil Inversiones y Valores	88,528	42,959
Merinvest	61,791	44,785
Other	37,830	38,248
Other assets	696	(6,648)
	1,680,046	1,351,879
Liabilities:		
Debenture bonds	98,466	97,482
Other liabilities	23,632	18,103
	122,098	115,585
Shareholders' equity:		
Shareholders' equity	1,557,948	1,236,294
Total liabilities and shareholders' equity	1,680,046	1,351,879
Income:		
Interest income	1,317	2,103
Equity in subsidiaries and affiliates and other	237,910	138,771
Expense:		
Operating	5,130	3,586
Interest	12,766	10,508
Income tax	53	-
Net income	221,278	126,780

NOTE 31 - SUPPLEMENTARY INFORMATION - CONSOLIDATED FINANCIAL STATEMENTS PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN VENEZUELA:

CNV rules stipulate that inflation-adjusted financial statements must be presented as supplementary information.

For the purpose of additional analysis, MERCANTIL has prepared financial statements in conformity with accounting principles generally accepted in Venezuela, incorporating in these supplementary financial statements the effect of differences with CNV accounting rules (see Note 2).

Below are the consolidated balance sheet, the consolidated statement of income, and the consolidated statement of shareholders' equity of Mercantil Servicios Financieros, C.A. and its subsidiaries, presented in accordance with accounting principles generally accepted in Venezuela:

SUPPLEMENTARY CONSOLIDATED BALANCE SHEET

	June 30, 2004	December 31, 2003
	(Millions of constant bolivars at June 30, 2004)	
ASSETS		
CASH AND DUE FROM BANKS:		
Cash	153,168	187,304
Banco Central de Venezuela	732,492	801,236
Venezuelan banks and other financial institutions	2,344	1,985
Foreign banks and other financial institutions	52,717	75,900
Pending cash items	206,388	88,672
Provision for cash and due from banks	(1,210)	(1,386)
	1,145,899	1,153,711
INVESTMENT PORTFOLIO:		
Investments in trading securities	44,076	15,981
Investments in securities available for sale	3,182,523	2,880,832
Investments in securities held to maturity	820,497	805,389
Share trading portfolio	180,217	159,238
Investments in time deposits and placements	2,344,081	2,256,290
Restricted investments and repurchase agreements	230,929	293,880
	6,802,323	6,411,610
LOAN PORTFOLIO:		
Current	5,838,812	5,103,020
Rescheduled	106,835	108,246
Overdue	67,177	87,315
In litigation	12,037	12,109
	6,024,861	5,310,690
Allowance for losses on loan portfolio	(243,100)	(233,006)
	5,781,761	5,077,684
INTEREST AND COMMISSIONS RECEIVABLE	132,168	129,710
LONG-TERM INVESTMENTS	38,470	22,206
ASSETS AVAILABLE FOR SALE	21,661	27,532
PROPERTY AND EQUIPMENT	426,554	436,983
OTHER ASSETS	575,792	507,251
TOTAL ASSETS	14,924,628	13,766,687
MEMORANDUM ACCOUNTS	21,820,957	19,206,839

SUPPLEMENTARY CONSOLIDATED BALANCE SHEET

	June 30, 2004	December 31, 2003
	(Millions of constant bolivars at June 30, 2004)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS -		
Non-interest-bearing checking accounts	1,809,838	1,778,789
Interest-bearing checking accounts	3,187,859	2,983,585
Savings deposits	3,421,489	3,278,267
Time deposits	2,963,615	2,620,346
	11,382,801	10,660,987
DEBT AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION:		
Publicly traded debt securities issued by MERCANTIL	96,137	103,878
FINANCIAL LIABILITIES:		
Liabilities with Venezuelan banks and savings and loan institutions, up to one year	46,497	34,476
Liabilities with Venezuelan banks and savings and loan institutions, more than one year	3,031	3,366
Liabilities with foreign banks and savings and loan institutions, up to one year	58,504	4,030
Liabilities with foreign banks and savings and loan institutions, more than one year	301,673	279,094
Liabilities under repurchase agreements	20,458	1,369
Short sale of securities	23,946	-
Other liabilities, up to one year	103,820	137,446
Other liabilities, more than one year	45,857	53,205
	603,786	512,986
INTEREST AND COMMISSIONS PAYABLE	19,493	24,547
OTHER LIABILITIES	713,494	579,149
SUBORDINATED DEBT	172,521	152,862
TOTAL LIABILITIES	12,988,232	12,034,409
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	4,387	4,144
SHAREHOLDERS' EQUITY:		
Nominal capital stock	82,490	82,928
Capital inflation adjustment	534,855	534,855
Share premium	120,324	120,324
Capital reserves	383,257	383,257
Translation adjustment of net assets of subsidiaries abroad	71,226	31,782
Retained earnings	651,229	534,638
Repurchased shares held by a subsidiary	(16,783)	(34,172)
Unrealized gain from adjustment to market value of investments	105,411	74,522
TOTAL SHAREHOLDERS' EQUITY	1,932,009	1,728,134
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,924,628	13,766,687

SUPPLEMENTARY CONSOLIDATED STATEMENT OF INCOME

	Six-month periods ended	
	June 30, 2004	December 31, 2003
	(Millions of constant bolivars at June 30, 2004)	
INTEREST INCOME:		
Income from cash and due from banks	1,602	1,194
Income from investment portfolio	264,339	300,712
Income from loan portfolio	303,409	303,611
Total interest income	569,350	605,517
INTEREST EXPENSE:		
Interest on demand and savings deposits	60,750	59,267
Interest on time deposits	64,361	82,294
Interest on securities issued by MERCANTIL	8,433	11,742
Interest on financial liabilities	17,412	14,327
Total interest expense	150,956	167,630
GROSS FINANCIAL MARGIN	418,394	437,887
Allowance for losses on loan portfolio	(38,380)	(63,059)
NET FINANCIAL MARGIN	380,014	374,828
COMMISSIONS AND OTHER INCOME:		
Trust fund operations	11,040	10,026
Foreign currency transactions	827	544
Commissions on customer account transactions	33,619	43,253
Commissions on letters of credit and guarantees granted	6,985	5,092
Equity in long-term investments	10,243	(102)
Exchange gain (loss), net	78,017	(62)
Gain on sale of investment securities	35,586	31,058
Other income	117,252	131,271
Total commissions and other income	293,569	221,080
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	131,843	145,107
Claims	(103,414)	(127,450)
Total insurance premiums, net of claims	28,429	17,657
OPERATING EXPENSES:		
Salaries and employee benefits	169,151	166,861
Depreciation, property and equipment expenses, amortization of intangibles and other	80,347	96,608
Fees paid to regulatory agencies	15,768	14,194
Other operating expenses	214,273	223,324
Total operating expenses	479,539	500,987
LOSS FROM MONETARY POSITION, NET	(36,438)	(33,733)
Operating income before taxes and minority interests	186,035	78,845
TAXES:		
Current	(31,354)	(20,361)
Deferred	2,838	1,539
Total taxes	(28,516)	(18,822)
Net income before minority interests	157,519	60,023
MINORITY INTERESTS	(403)	(178)
NET INCOME	157,116	59,845

SUPPLEMENTARY CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND DECEMBER 31, 2003

(Millions of constant bolivars at June 30, 2004)

	Capital stock								
	Nominal	Inflation adjustment	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Repurchased shares held by a subsidiary	Unrealized gain from adjustment to market value of investments	Total shareholders' equity
Balances at June 30, 2003	59,344	530,850	147,913	383,257	52,802	491,898	(32,731)	61,138	1,694,471
Net income for the period	-	-	-	-	-	59,844	-	-	59,844
Capital stock increase	23,584	4,005	(27,589)	-	-	-	-	-	-
Repurchased shares	-	-	-	-	-	-	(1,441)	-	(1,441)
Cash dividends	-	-	-	-	-	(17,104)	-	-	(17,104)
Unrealized gain on investments	-	-	-	-	-	-	-	13,384	13,384
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	(21,020)	-	-	-	(21,020)
Balances at December 31, 2003	82,928	534,855	120,324	383,257	31,782	534,638	(34,172)	74,522	1,728,134
Net income for the period	-	-	-	-	-	157,116	-	-	157,116
Repurchased shares	-	-	-	-	-	-	723	-	723
Cash dividends	-	-	-	-	-	(24,297)	-	-	(24,297)
Redemption of repurchased shares	(438)	-	-	-	-	(16,228)	16,666	-	-
Unrealized gain on investments	-	-	-	-	-	-	-	30,889	30,889
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	39,444	-	-	-	39,444
Balances at June 30, 2004	82,490	534,855	120,324	383,257	71,226	651,229	(16,783)	105,411	1,932,009

Below is a summary of the main bases used in the preparation of the consolidated inflation-adjusted financial statements:

The supplementary inflation-adjusted financial information has been prepared based on Revised Statement of Accounting Principles No. 10 (DPC 10) "Rules for the preparation of financial statements adjusted for the effects of inflation" and its amendment bulletins. The purpose of restating the financial statements for the effects of inflation using the General Price Level (GPL) method is to present them in currency of uniform purchasing power, according to the Consumer Price Index (CPI) for the Metropolitan Area of Caracas published by BCV. Consequently, the accompanying financial statements do not purport to reflect market or realizable values of nonmonetary assets, which will normally differ from amounts adjusted based on the CPI.

Inflation indices and rates -
The CPI indices and inflation rates for the six-month periods ended June 30, 2004 and December 31, 2003, according to information published by BCV, are as follows:

Six-month periods ended	CPI base for 1997=100	Inflation rate
		%
June 2004	428.25	11.04
December 2003	385.66	10.17

Monetary assets and liabilities and result from monetary position -
Monetary assets and liabilities at June 30, 2004, including amounts in foreign currency are, by their nature, shown in terms of purchasing power at that date.

For comparative purposes, monetary assets and liabilities at December 31, 2003 have been adjusted for the effects of inflation and are expressed in terms of purchasing power at June 30, 2004.

The result from monetary position reflects the loss obtained from maintaining a net monetary asset position during an inflationary period and is shown in the consolidated statement of income as Loss from monetary position, net.

Nonmonetary assets -
Property and equipment is recorded in constant currency at June 30, 2004, according to the CPI at their dates of origin, at amounts which do not exceed their recoverable value as determined by independent appraisers in June 2003.

Shares held in unconsolidated subsidiaries and affiliates are reported under the equity method, based on the inflation-adjusted financial statements of those companies.

Other investment securities are recorded based on their intended use, as investments in trading securities, investments in securities available for sale, investments in securities held to maturity, share trading portfolio, investment deposits and time deposits and restricted investments.

Shareholders' equity -
All equity accounts are reported in constant currency at June 30, 2004. Dividends are stated in constant currency based on the date they were declared.

Statement of income -

Operating income and expenses have been adjusted based on their dates of origin, except for costs and expenses related to nonmonetary items, which have been adjusted based on the previously restated nonmonetary items to which they relate. The adjustment for expenses associated with nonmonetary items, mainly depreciation of Property and equipment, of Bs 20,961 million for the six-month period ended June 30, 2004 was charged to income (Bs 31,346 million for the six-month period ended December 31, 2003).

Gains or losses on the sale of shares, investments in real and personal property and other nonmonetary items are determined based on the sales price and inflation-adjusted book value.

A breakdown of the items with significant differences in respect of the primary financial statements, as detailed in Notes 3 to 29, is shown below:

a) Property and equipment -

	June 30, 2004			December 31, 2003		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
	(Millions of constant bolivars at June 30, 2004)					
Buildings and installations	479,422	(197,301)	282,121	480,481	(188,639)	291,842
Office furniture and equipment	281,352	(225,107)	56,245	274,112	(217,199)	56,913
Land	51,726	-	51,726	50,478	-	50,478
Other assets	38,031	(1,569)	36,462	39,135	(1,385)	37,750
	850,531	(423,977)	426,554	844,206	(407,223)	436,983

At June 30, 2004, Property and equipment, including buildings, installations and land amounting to Bs 333,847 million, has an estimated market value of Bs 386,737 million, calculated by independent appraisers in June 2003.

b) Other assets -

	June 30, 2004	December 31, 2003
	(Millions of constant bolivars at June 30, 2004)	
Goodwill, net of accumulated amortization:		
Interbank, C.A. (Banco Universal)	231,853	238,864
Seguros Orinoco, C.A.	30,699	31,673
Seguros Mercantil, C.A.	8,597	9,115
	271,149	279,652
Pending items	48,201	4,759
Deferred income tax	44,323	30,831
Deferred expenses, net of accumulated amortization	43,979	51,175
Systems development, net of accumulated amortization	28,123	37,824
Insurance premiums receivable	37,628	38,803
Other prepaid expenses	28,206	14,886
Accounts receivable	22,207	20,046
Other items to be adjusted from transactions with derivative instruments	14,517	2,184
Prepaid advertising	7,656	7,001
Prepaid taxes	5,580	7,436
Accounts receivable from other credit card issuing institutions	5,215	2,382
Stationery and office supplies	2,963	4,103
Advances for acquisition of property	2,818	4,796
Banco Mercantil main office, branch and agencies	301	452
Other	19,674	10,239
	582,540	516,569
Allowance for estimated losses on other assets	(6,748)	(9,318)
	575,792	507,251


MERCANTIL
SERVICIOS FINANCIEROS

Avenida Andrés Bello N° 1, Edificio Mercantil
Caracas 1050, Venezuela. Phone: (58-212) 503.1111

MERCANTIL

(5)

MERCANTIL SERVICIOS FINANCIEROS, C.A.
FINANCIAL REPORT THIRD QUARTER 2004

Caracas Stock Exchange: MVZ NYSE ADR Level 1: MSVFY

Caracas November 03, 2004 - Mercantil Servicios Financieros (MERCANTIL) announces its results for the quarter ended September 30, 2004

Net Income

MERCANTIL reported Net Income of Bs. 75,630 million (US$ 39 million) for the quarter ended September 30, 2004, a 53.5% year-on-year increase. During this quarter, net income per share rose to Bs. 140, up 11.1% from Bs. 126 during the third quarter of 2003. MERCANTIL's earnings have been rising steadily, as can be seen from the behavior of the ROE and ROA indicators which were 24.8% and 2.7% respectively this quarter (versus 21.7% and 2.2% in the third quarter of 2003).

The increase in quarterly net income is primarily associated with: the higher financial margin due to the growth of financial assets and liabilities which offset the fall in interest rates; better loan portfolio performance requiring less provisioning, and higher net income from insurance activities due to portfolio growth and a lower loss ratio.

Assets

Total Assets were Bs. 15,049,855 million (US$ 7,858 million), reflecting quarterly growth of 4.3% when compared with June 2004. This figure is 36.0% higher than in September 2003. Total consolidated assets of the subsidiary Banco Mercantil including overseas branches, were Bs. 7,429,056 million (US$ 3,879 million), 5.7% higher quarter-on-quarter and 33.4% higher when compared to the same quarter of 2003. The Commercebank Holding subsidiary reported assets totaling Bs. 6,799,911 million (US$ 3,550 million), 2.6% above the June 30, 2004 figure and 12.4% higher when compared to September 2003, in dollar terms.

Equity

MERCANTIL's equity/assets ratio at September 30, 2004 is 11.0% and its equity/risk weighted assets ratio is 20.7%, in accordance with the National Securities Commission's (CNV) standards, the minimum regulatory being 8%.

Market Share

At September 30, 2004 the Banco Mercantil subsidiary is Venezuela's leading bank in terms of total assets, with a market share of 13.8%. It also leads in deposits and equity and comes second in terms of loan portfolios[1]. Seguros Mercantil, the insurance subsidiary, gained net premiums of Bs. 109,026 million in the third quarter of 2004, ranking third in the country[1]. Commercebank ranks twentieth in terms of deposits in the State of Florida, USA[1].

Summary of Financial Statements
(In million, except percentages)

	Bolivars				US$ Equivalent [2]			
	09-30-04	06-30-04	09-30-03	Increase (Decrease) Sep. - 2003	09-30-04	06-30-04	09-30-03	Increase (Decrease) Sep. - 2003
Net Income Quarter	75,630	114,557	49,265	53.5%	39	60	31	27.9 %
Income per share Bs./share	140	213	126	11.1 %	0.07	0.11	0.08	(7.4) %
Market price A share	3,325	2,500	2,395	38.8 %	1.74	1.31	1.50	15.7 %
Market price B share	3,325	2,555	2,400	38.5 %	1.74	1.33	1.50	15.5 %
Book value per share	3,022	2,833	2,919	3.5 %	1.58	1.48	1.83	(13.7) %
ROA	2.7 %	3.3 %	2.2 %	515 bp	2.7 %	3.3 %	2.2 %	515 bp
ROE	24.8 %	30.5 %	21.7 %	3,152 bp	24.8 %	30.5 %	21.7 %	3,152 bp
Total Assets	15,049,855	14,423,749	11,066,105	36.0 %	7,858	7,531	6,934	13.3 %
Investment Portfolio	7,087,072	6,710,449	5,438,510	30.3 %	3,700	3,504	3,408	8.6 %
Loan Portfolio	6,093,465	5,781,760	4,082,061	49.3 %	3,182	3,019	2,558	24.4 %
Deposits	11,781,252	11,384,325	8,835,277	33.3 %	6,151	5,945	5,536	11.1 %
Shareholders´ Equity	1,658,705	1,557,948	1,145,741	44.8 %	866	813	718	20.6 %

[1] Market Share – Source: Banco Mercantil, Financial Statements published on 09-30-04, Seguros Mercantil Insurance Superintendency as of 08-31-04 and Commercebank, Federal Deposit Insurance Corporation as of 06–30-04.

[2] Balance Sheet items are converted to US$ at the period-end exchange rate and Financial Results are calculated at the average exchange rate for the period. See exchange rates in appendix VI Controlled exchange rate in Venezuela since February 2003.

Contents

Venezuelan Economic Environment

Economic Activity

During the third quarter of the year, the performance of the Venezuelan economy at home and abroad was encouraging, largely due to oil prices which remained high, the expansion of public spending and a greater supply of foreign exchange.

Oil Sector and Reserves

Higher oil market prices have more than compensated for the stagnation of national production in terms of export income. In September 2004 the average price of the Venezuelan oil basket was 38.21 US$/b, versus an annual average of 32.53 US$/b, which is 7 US$/b higher than it was twelve months ago. Consequently the country's international reserves closed with a balance of US$ 21,125 million for the third quarter. This figure is US$ 1,425 million down on the previous quarter, fundamentally due to Petróleos de Venezuela, S.A. (PDVSA) buying back foreign debt bonds. This level of reserves, along with a more flexible supply of foreign exchange, explains the drop in the implicit CANTV exchange rate from an average of Bs. 2,730/US$ in June to Bs. 2,550/US$ in September.

Fiscal Policy

According to the latest figures available as of July, the significant rise in the Central Government's ordinary oil and non-oil income was more than compensated for by spending growth, resulting in a financial deficit of Bs. 4,096 million, 3.7 times higher than the same period last year. This deficit was financed by public debt placements (DPN Bonds and Treasury Bills) and the bank debit tax.

The growth of public spending and the increase in the availability of foreign exchange continued to reactivate economic activity. GDP grew by 13.6% during the second semester of the year. More recent indicators, such as vehicle sales, electricity consumption and the loan portfolio, confirm the growth trend during the third quarter. This economic reactivation can partially explain by the drop in the unemployment rate which settled at 14.2% in August 2004, almost 5 percentage points lower than the rate recorded in January of this year.

Inflation

Inflation slowed down during the third quarter of 2004, closing with a variation of 0.5% in September, its lowest since 2001. This lower level of inflation may be due to the fact that Value Added Tax was reduced from 16% to 15%, bringing accumulated inflation in the first nine months of the year to 14.7%, down from the 20.6% registered for the same period of 2003.

Money Supply (M2)

In the money and financial markets, money supply grew at a slower rate in the third quarter in response to the Central Bank's monetary policy aimed at adjusting the demand for money by the productive forces. Interest rates remained low in the third quarter, with lending rates averaging 17.2% and deposit rates 12.5% (90-day term deposits), a factor which, together with the reactivation of the economy, caused the loan portfolio to grow and in turn led to a rise in the intermediation coefficient from 36.6% (December 2003) to 44.9% in August. It was also responsible for the improvement in loan portfolio quality, where the ratio of Total Past Due Loans and Loans in Litigation to the Total Gross Loan Portfolio fell from 4.7% (December 2003) to 2.9% in August.


Interest Rate in Venezuela
40
35
30
25
20
15
10
5
0
Sep. 02
Dec. 02
Mar. 03
Jun. 03
Sep. 03
Dec. 03
Mar. 04
Jun. 04
Sep. 04
Lending Rate
CD 90 Days
Avg. Lending Rate

US Economic Environment

Economic Activity

The U.S. Bureau of Economic Analysis reported 3.3% growth in the US economy's GDP for the second quarter of 2004, 0.5% higher than the August 2004 preliminary estimates. Still, this slowdown in the growth rate during the second quarter of 2004 is only temporary and can be attributed mainly to the absence of income and real salary growth throughout the year. In August 2004, real income after taxes was only 0.4% higher. Moreover, the fact that the unemployment rate has remained at the same level as in the first quarter (5.6%), has not allowed real income and aggregate demand to improve significantly.


Euro / US Dollar
1,35
1,25
1,15
1,05
0,95
0,85
0,98
1,02
1,08
1,17
1,17
1,26
1,23
1,22
1,24
Sep. 02
Dec. 02
Mar. 03
Jun. 03
Sep. 03
Dec. 03
Mar. 04
Jun. 04
Sep. 04

However, the economy is expected to expand by some 4% during the third quarter of the year, driven fundamentally by an increase in fixed capital investment spending. Despite a slowdown in consumption as of the second quarter of 2004 (particularly in spending on consumer durables), capital spending in the US economy has expanded considerably (12.4% in the second quarter of 2004) and this trend is likely to continue in the coming months. Growth of corporate profits is the key reason for the expansion of capital expenditure, but it has also gone hand in hand with stronger corporate balance sheets and growing optimism surrounding the business environment.


Libor Rate 90 Days
3
2,5
2
1,5
1
Sep, 02
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03
Mar, 04
Jun, 04
Sep, 04

Inflation

After rising significantly in the first and second quarters of the year, the inflation rate is now stabilizing. By August, the basic consumption deflator was only 1.4% higher than last year. However, oil prices have been moving very close to $50/bbl, partly in response to the constant increase in energy demand worldwide and certain supply restrictions. These oil market developments could put additional pressure on prices and hence cause the FED to react by increasing increase rates, which would in turn lead to a reduction in the growth of consumption and investment.


PRIME RATE
5,5%
5,0%
4,5%
4,0%
3,5%
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04

Fiscal and Monetary Policy

The most important event in the financial markets was the change in the course of monetary policy. Since June, the federal funds rate has been rising gradually, settling at 1.43% in August (versus 1% registered in June). The Federal Reserve is expected to make periodic 25 basis point revisions to the rate until reaches 2.75% by the end of 2004.

The trade-weighted exchange rate has fluctuated within a band, after registering an accumulated depreciation of 14% since the beginning of 2002. In spite of a weaker dollar, trade flows have continued to drive the US trade deficit upwards. In the second quarter of the year the trade deficit reached US$ 654 billion versus the US$ 603 billion recorded for the previous quarter.

MERCANTIL

Summary Of Accounting Principles Used To Prepare Financial Statements

Consolidation

MERCANTIL's financial statements are presented in accordance with the standards issued by the National Securities Commission of Venezuela (CNV) and where the CNV has not issued provisions, the Accounting Principles Generally Accepted in Venezuela have been used. Those standards require financial statements to be prepared on a consolidated basis. The main subsidiaries are listed below:

- Banco Mercantil, C.A., universal bank in Venezuela and its branches abroad,
- Commercebank, N.A., bank in the United States of America,
- Seguros Mercantil, C.A., insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama,
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman,
- Merinvest,C.A, a securities brokerage in Venezuela

Venezuelan Securities Commission (CNV) accounting standards

According to CNV's standards, MERCANTIL's financial statements are presented in historic figures after the financial year ended on December 31, 1999. For that reason, as of January 2000, MERCANTIL did not continue to adjust for inflation its primary financial statements. Hence, fixed assets, among others, are expressed at the value adjusted for the effect of inflation up to December 31, 1999. The market value determined by independent valuations is higher than the cost adjusted for inflation. New additions are being recorded at their acquisition cost.

Contribution of main Subsidiaries as Sep 30, 2004

(In billion of Bolivars)

MERCANTIL SERVICIOS FINANCIEROS (1)

Equity: Bs. 1,660

Shareholders´ equity	**Banco Mercantil Bs. 1,052**	**Commercebank Holding Corp. Bs. 341**	**Holding Mercantil Int'l Bs. 75**	**Seguros Mercantil Bs. 101**	**Merinvest Bs. 52**	**Others Bs. 92**	
Main Activity	■ Venezuelan Domestic bank	■ U.S.A Domestic bank & Brokerage	■ International banks (Switzerland, Panama, Curaçao & Cayman Islands)	■ Insurance in Venezuelan	■ Investment Banking, Mutual Funds, Trading & Brokerage in Venezuelan	■ Holding and Other no Financial Businesses	**Total**
Total Assets	7,235	6,800	524	310	48	133	15,050
% Total Assets	48.1%	45.2%	3.5%	2.1%	0.3%	0.9%	
Investments	3,015	3,402	325	204	45	96	7,087
Loans (Net)	2,707	3,218	168	—	—	—	6,093
Deposits	5,737	5,500	544	—	—	—	11,781
Net Income	58	11	2	6	2	-3	76

(1) Financial information in keeping with the standards issued by the CNV. Includes the effect of eliminations specific to the consolidation process.

Analysis of Consolidated Financial Statements

Financial Operating Results

(In millions of Bolivars)	Quarter ended on 09-30-04	Quarter ended on 09-30-03	Increase (decrease) Bolivars	Increase (decrease) %	9 Months ended on 09-30-04	9 Months ended on 09-30-03	Increase (decrease) Bolivars	Increase (decrease) %
Gross Financial Margin	207,382	187,113	20,270	10.8 %	614,203	568,726	45,477	8.0 %
Provision for Loan Losses	15,841	36,095	(20,254)	(56.1)%	52,847	142,291	(89,444)	(62.9) %
Net Financial Margin	191,541	151,018	40,524	26.8 %	561,356	426,435	134,921	31.6 %
Commissions And Other Income	94,816	78,391	16,426	21.0 %	378,142	265,052	113,090	42.7 %
Insurance Premiums, Net Of Claims	17,956	7,049	10,906	154.7%	42,940	24,487	18,453	75.4 %
Net Financial Margin	304,313	236,457	67,856	28.7 %	982,438	715,974	266,464	37.2%

Gross Financial Margin

The Gross Financial Margin rose by 10.8% in the third quarter of 2004 when compared to the third quarter of 2003, mainly due to: a) a 5.1% increase in the margin of domestic transactions and b) an 11.4% increase in overseas operations in dollar terms.

The average increase in volumes of financial assets and liabilities in Venezuela of 41.7% and 31.8% respectively, compared with the third quarter of 2003, contributed to the variation in the Gross Financial Margin, since interest rates in Venezuela fell considerably over that same period. The average volume of financial assets and liabilities corresponding to overseas operations rose by 13.0% and 15.0% compared with September 2003 (in dollar terms)and although interest rates for these operations continued their bearish trend, growth was only minimal in the third quarter of 2004.

The interest rate trends published by the Venezuelan Central Bank (BCV) and those applicable to overseas operations can be seen in the Economic Environment section.

Loan Loss Provision

Spending on provisions for loan losses was Bs. 15,841 million (US$ 8.3 million) in the third quarter of 2004, 56.1% less than for the same quarter last year. This variation is mainly due to a better performing loan portfolio in Venezuela, requiring less loan loss provisioning.

The provision at September 30, 2004 covers 204.2% of total past due loans and loans in litigation. It includes an additional component to take into account any differences liable to affect Management's loss estimates, mainly in Venezuela. Write-offs for the quarter amounted to Bs. 18,803 million in Venezuela and US$ 4,735 thousand abroad.

Commissions. Other Income and Insurance Premiums. Net

In the third quarter of 2004, Commissions and Other Income increased by 21.0% (Bs. 16,426 million) year on year, mainly due to the increase in recoveries of charged-off loans, commissions for operations on the sale of foreign currency for customers under Venezuelan exchange controlled regime, letters of credit transactions, and interest on insurance premium financing.

Insurance Premiums, net of Claims, increased by 154.7% (Bs.10,906 million) in the third quarter of 2004 compared with the same period a year earlier. This improved insurance activity is mainly due to the 58.0% increase in premiums, which reached Bs. 73,517 million (US$ 38.4 million) in the third quarter of 2004, along with a 40.8% rise in claims over that same period. During the third quarter of 2004, net premiums totaling Bs. 109,026 million were collected, 45.0 % more than in the third quarter of 2003.

Composition of Total Income
Bs. 320,154 million
US$ 167 million
September 2004


65%
23%
3%
9%
69%
18%
4%
9%
II QUARTER 2004
II QUARTER 2003
Gross Financial Margin
Commissions on Customer Account Transactions, Other Commissions and Insurance premiums, Net
Income on Sale of Investment Securities
Other Income

MERCANTIL

Operating Expenses

In million of Bolivars	Quarter ended on 09-30-04	Quarter ended on 09-30-03	Increase (decrease) Bolivars	Increase (decrease) %	9 Months ended on 09-30-04	9 Months ended on 09-30-03	Increase (decrease) Bolivars	Increase (decrease) %
Operating Income	304,313	236,457	67,856	28.7%	982,438	715,974	266,464	37.2%
Operating Expenses	**219,225**	**180,034**	**39,191**	**21.8%**	**648,073**	**515,529**	**132,544**	**25.7%**
Taxes (Current and Deferred)	(9,271)	(7,003)	2,268	32.4%	(36,667)	(22,793)	13,874	60.9%
Minority Interest	(187)	(155)	32	20.9%	(789)	(447)	342	76,7%
Net Income	75,630	49,265	26,365	53.5%	296,909	177,206	119,703	67.5%

Operating Expenses increased 21.8% (Bs. 39,191 million) in the third quarter of 2004 compared with the third quarter of 2003. This increase is mainly due to:

- A Bs. 17,829 million increase in Personnel Expenditure (25.3%) which includes in particular the measures decreed by the National Government regarding the minimum wage, as well as the application of wage rise policies, incentive plans and staff benefits derived from the new 2004-2006 collective bargaining agreement.
- Growth of Bs. 19,636 million in Other Operating Expenses (27.4%) which includes Bs. 7,760 million in advertising expenses. Over the last 12 months, 20.8% inflation in Venezuela, together with 20% devaluation over the same period, are significant affecting MERCANTIL's operating expenses.


80,0%
74,0%
68,0%
62,0%
56,0%
50,0%
10,5%
8,5%
6,5%
4,5%
2,5%
0,5%
1.999
2.000
2.001
2.002
2.003
2.004
OPERATING EXPENSES/TOTAL INCOME
OPERATING EXPENSES/AVERAGE TOTAL ASSETS

The efficiency ratio measured as the percentage of Operating Expenses over Average Assets, went from 6.5 % in the third quarter of 2003 to 6.0% in September 2004. This index has fallen steadily over the last five years, thanks to a major effort in cost reduction in and real growth of assets.

Cost reductions are associated with the ongoing analysis of costs and efficiency in operating processes, which have led to considerable savings in telecommunications and other technologies, optimization of the number of offices in Venezuela, and the headcount reduction. Over the last five years, assets have grown on an interannual average rate of 57% for domestic operations in bolivars (internannual average inflation rate for the same period was 31%) and 42% in the case of overseas operations (in US dollars).



MERCANTIL has striven hard to reduce costs by diverting customers towards less costly channels, while offering them a better service.

Volume of Transactions by Channel


34%
27%
26%
35%
32%
32%
22%
8%
7%
8%
YEAR 2002
YEAR 2003
YEAR 2004
POS
Call Center(CAM)
Intenet
ATM'S
Office

Net Income

The following graph illustrates the behavior of ROE and ROA indicators and inflation rate


Roa
Roe
Inflaction 1
%
25
20
15
10
5
0
III Quarter 03
III Quarter 04

[1] Inflation for the quarter annualized

Balance Sheet

The main Balance Sheet variations during the third quarter of 2004 are commented on below and reviewed in comparison to the results at June 30, 2004. Information comparing these to the figures at September 30,2003 is also shown.

Summary of Balance Sheet and Assets in Trust
(Million Bolivars, except percentage)

In million of Bolivars	09-30-04	06-30-04	09-30-03	Sep 2004 Vs. Jun 2004 Increase (decrease)	% Vs, Jun	Sep 2004 Vs. Sep 2003 Increase (decrease)	% Vs, Sep
Investment Portfolio	7,087,072	6,710,449	5,438,510	376,623	5.6%	1,648,562	30.3%
Loan Portfolio	6,093,465	5,781,760	4,082,061	311,705	5.4%	2,011,404	49.3%
Total Assets	15,049,855	14,423,749	11,066,105	626,106	4.3%	3,983,750	36.0%
Deposits	11,781,252	11,384,325	8,835,277	396,927	3.5%	2,945,975	33.3%
Shareholders' Equity	1,658,705	1,557,948	1,145,741	100,757	6.5%	512,964	44.8%
Assets in Trust	4,085,565	3,941,265	2,968,921	144,300	3.7%	1,116,644	37.6%

Investment Portfolio

Investment Portfolio

Investment Portfolio grew by Bs. 376,623 million (5.6%) in the third quarter of 2004. This increase covers: a) a 8.6% growth in domestic operations and b) a 3.2% rise in overseas transactions.

Total investments in Securities Issued or Guaranteed by the Venezuelan Government (excluding the Central Bank) account for 0.8 times MERCANTIL's equity and 8.5% of its assets. These securities account for 1.0 times Banco Mercantil's equity and 14.7% of its assets. According to a Central Bank source, at September 30, 2004 MERCANTIL holds 5.5% of the domestic public debt securities issued by the Venezuelan Government.

Composition of the Investment Portfolio

Investments distributed by company, issuer and currency are shown bellow:

Investment Portfolio Distribution
(In millions)

		Banco Central de Venezuela	US Government	US Agencies	Int'l Private	Venezuelan Government	Venezuelan Private	Total	Total Bs.
Banco Mercantil	Bs,	1,595,000	0	0	0	994,620	85,114	2,674,734	2,674,734
	US$	0	42	4	80	50	2	178	340,418
Commercebank	US$	0	665	639	474	0	0	1,776	3,401,813
Seguros Mercantil & Others	Bs,	0	0	0	0	130,430	17,971	148,401	148,401
	US$	0	98	16	121	28	10	272	521,706
TOTAL									**7,087,072**
Distribution %		**22.5%**	**21.7%**	**17.8%**	**18,2%**	**18.0%**	**1.8%**		**100%**

Loan Portfolio

The Loan Portfolio, net, grew by Bs. 311,705 million (5.4%) in the third quarter of 2004. This increase is represented by: a) 11.3% increase of domestic operations and b) 1.7% growth of overseas transactions.

The quality of the loan portfolio remains very favorable. The ratio of Past Due Loans and Loans in Litigation to the Gross Loan Portfolio is 1.8%. This particular indicator is 1.6% at Banco Mercantil versus 2.7% for the Venezuelan financial system as a whole, and 1.5% in the case of Commercebank. For this same period, 97.0% of MERCANTIL's loan portfolio is Current (96.9% at June 30, 2004).

At September 30, 2004, Banco Mercantil ranks second in Venezuela's financial system in terms of its Gross Loan Portfolio, with a market share of 14.7%. Banco Mercantil's loans to the micro enterprise segment amount to Bs. 75,952 million at the end of September 2004. These loans were granted to customers in the service, production and trade sectors and account for 3.2% of the Institution's gross loan portfolio which exceeds the 3% regulatory minimum under the General Law on Banks in Venezuela. The bank also earmarked 21.1% of its total loan portfolio to the agricultural sector, exceeding the statutory requirement of 15% by Bs. 88,233 million.

Commercebank's total net loans increased by 1.7% during the third quarter of 2004 to US$ 1,680 million.

Loan Portfolio
by Business Segment
Total Bs. 6,093,465 million
(US$ 3,182 million)
September 2004


45%
43%
12%
Companies
Large Corporations
Individuals

See Appendix II for the breakdown of the loan portfolio by economic activity, maturity, geographical location and type of risk.

Total Assets

Total assets grew 626,106 million, 4.3% more than in the second quarter of 2004, as can be seen from the summarized Balance Sheet in the above table. These include: a) a 7.3% increase in domestic transactions and b) 1.6% growth in overseas operations.

Banco Mercantil ranks No. 1 in the Venezuelan financial system at September 30, 2004 in terms of Total Assets, with a market share of 13.8%.

The following Graph shows the composition of Mercantil's assets:

Assets Distribution
Total Bs. 15,049,855 millions
US$ 7,858 millions
September 2004


8%
47%
5%
US Agency 18%
Venezuelan Goverment 18%
US Goverment 21%
Other 20%
Banco Central de Venezuela 23%
Other 5%
Venezuela 40%
United States of America 55%
Cash and cash equivalent
Investment portfolio
Loan portfolio
Other assets

Deposits

During the third quarter of 2004, MERCANTIL's consolidated deposits grew Bs. 396,927 million (3.5%) to Bs. 11,781,252 million (US$ 6,151 million). This increase covers: a) 4.8% growth in domestic transactions and b) a 2.4% rise in overseas operations.

Banco Mercantil's market share of Deposits in Venezuela was 14.0%, placing the Institution in a leadership position in the national banking system at September 30, 2004. Market Share for Deposits excluding Governement was 15,4% and for Deposits including investments sold under agreement to repurchase was 12.3%. The institution with the highest market share has 14.5%.

Commercebank's deposits at September 30, 2004 were US$ 3,021 million, representing a 2.1% increase compared with June 30, 2004.

	Bs.	US$	%
Deposits	11,781,252	6,151	88.0%
Financial and other liabilities	1,609,898	841	12.0%
Total Liabilities e Minority Interest	**13,391,150**	**6,992**	**100.0%**

Deposits by Business Segment
Total Bs. 11,781,252 million
US$ 6,151 million
September 2004


57%
27%
16%
Individuals
Large Corporations
Companies

Equity

Shareholder's equity grew Bs. 100,757 million (6.5%) during the third quarter of 2004. This growth is mainly due to a net result for the second quarter of 2004 of Bs. 75,630 million and a reduction due to the distribution of dividends of Bs. 4,394 million, plus a Bs. 28,959 million increase to account for the adjustment in the market value Investments in Securities Available-for-sale. In dollar terms, after converting this amount at the closing exchange rate, MERCANTIL's equity rose from US$ 813 million a US$ 866 million.

MERCANTIL's equity/total assets ratio at September 30, 2004 is 11.0%. Equity/risk weighted assets is 20.7%, based on the National Securities Commission's standards, the regulatory minimum being 8%. For Banco Mercantil, at September 30, 2004, the equity/total assets ratio is 15.1% and the equity/risk-based assets ratio is 25.3%, based on the standards of the Venezuelan Superintendency of Banks. For Commercebank, N.A. these indicators are 7.4% and 12.1% respectively, based on the standards of the Office of the Comptroller of the Currency (OCC).



Assets and Liabilities in Foreign Currency

MERCANTIL holds US$ 4,254 million and US$ 3,666 million in assets and liabilities in foreign currency respectively at September 30, 2004.

The estimated effect of each Bs 100/US$1 rise in the rate of exchange of Bs. 1,915/US$1 as of September 30, 2004 would be an increase of Bs 425,447 million in assets and Bs. 58,812 million in equity, of which Bs. 14,511 million would be registered in the results for the period under review.

MERCANTIL also has Bs. 349,370 million in bonds with foreign exchange indexation clauses with a quarterly variable yield. The yield will be the greater of: a) 80% of the Market Lending Rate or b) the 3-month LIBOR rate, plus a margin of 100 basis points, plus the percentage by which the Bolivar devalues against the US dollar, annually determined.

Assets by currency
Bs. 15,049,855 million
(US$ 7,858 million)
September 2004


46%
54%
Bolivars
US$

Mercantil's Equity Hedged Position

Equity: US$ 866 million *


Investment in Commercebank (21%)
Investment in Other foreign banks (5%)
Venezuelan Operation (64%)
100%
80%
60%
40%
20%
0%

Assets distribution of Venezuelan Operation


Equity in Agencies 14%
US Treasuries 11%
Venezuelan Goverment Indexed Bonds 37%
Cash & Due from Banks 8%
Venezuelan US$ Gov. Bonds 21%
Loan Portfolio & Other Assets 9%

* At the Controlled Exchange Rate Bs. 1.915/US$1

Corporate Events

Cash Dividends

At an Annual Shareholder's Meeting held on August 26, 2004, an ordinary cash dividend, chargeable to profits accumulated at December 31, 2003, was approved for each of the outstanding common A and B shares, at the rate of Bs. 8.00 per share, payable on February 10, 2005.

Stock Repurchase Program

The Shareholders Meeting held on August 26, 2004 approved the tenth phase of MERCANTIL's Stock Repurchase Program, which has been in existence since May 2000. To September 30, 2004, 38,780,823 shares equivalent to 7.1% of the capital issued by MERCANTIL have been repurchased, of which 37,697,189 shares have been redeemed.

Public Unsecured Bond Offering

Merinvest Sociedad de Corretaje de Valores C.A. and Banco Mercantil initiated the primary placement of three new series of Unsecured Bonds comprising the 2004-I and 2004-II issues of Mercantil Servicios Financieros in the amount of Bs. 5 billion each series. The bonds have fixed variable coupons, which are established and paid monthly. The issue was rated A2 by the rating agencies Fitch Venezuela S.A. and Clave Sociedad Calificadora de Riesgo C.A.

AWARDS AND RECOGNITIONS

Banco Mercantil received the Universidad Católico Andrés Bello Award

The Universidad Católico Andrés Bello Award Council granted the Andrés Bello Award to Banco Mercantil for its active participation in the development of this University and for backing strategic initiatives to enhance the University's library and its Center for Legal Research, educational loans and projects involving students and the community at large in its activities, through Fundación Mercantil.

The Andrés Bello Award (*Orden Universidad Católica Andrés Bello*) is the Institution's highest honorific distinction and is granted to people or institutions that have made significant contributions to the university's development.



RISK RATINGS

Global Finance recognized Mercantil as Venezuela's Best Bank

The US magazine *Global Finance*, specializing in the analysis of international financial markets, recognized Banco Mercantil as Venezuela's Best Bank, Venezuela's Best Foreign Exchange Bank and Venezuela's Best Trade Finance Bank.

This is the fourth year that the magazine has awarded Mercantil the distinction as Venezuela's Best Bank, the third year it has selected it as Venezuela's Best Trade Finance Bank, and the second time it recognizes it as Best Foreign Exchange Bank, an award it also received in 2002.

In choosing the World's Best Banks, *Global Finance* takes into consideration objective factors such as asset growth, profitability, geographical scope, strategic relations, new business development and product and service innovation, which include the opinions of analysts, financial consultants and other experts in the field.

Fitch Ratings and Clave improved their rating of MERCANTIL's Unsecured Bonds

Rating agencies Fitch Ratings and Clave Sociedad Calificadora de Riesgo C.A. improved their rating of Mercantil Servicios Financieros' Unsecured Bond issues from A3 to A2.

These ratings are for new and outstanding Unsecured Bond issues, in other words, issues 2001-IV, 2003-II , 2004-I and 2004-II.

The A2 rating corresponds to instruments carrying a minimum investment risk owing to their exceptional capacity to pay capital and interest.

In the case of Commercial Paper issue 2004-I, Clave improved its rating from level A2 to A1, while Fitch Ratings maintained its A2 rating.

This improvement is based on the financial results reported by MERCANTIL for the first semester of the year and is highly positive in that it recognizes that the securities issued by MERCANTIL constitute an excellent investment, thus expanding the potential spectrum of investors in securities.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET (1)
UNAUDITED FIGURES
(Million Bolivars, except percentages)

	US$(1)				Sep 2004 Vs. Jun 2004		Sep 2004 Vs. Sep 2003	
	09-30-04	09-30-04	06-30-04	09-30-03	Increase (decrease)	%	Increase (decrease)	%
CASH AND CASH EQUIVALENTS								
Cash	84	160,216	153,168	97,880	7,047	4.6 %	62,335	63.7 %
Banco Central de Venezuela	396	758,435	732,492	583,667	25,943	3.5 %	174,768	29.9 %
Venezuelan Banks and Other Financial Institutions	1	2,260	2,347	2,678	(87)	(3.7)%	(418)	(15.6)%
Foreign and Correspondent Banks	27	51,320	52,625	47,430	(1,305)	(2.5)%	3,890	8.2 %
Pending Cash Items	91	174,010	206,388	119,803	(32,378)	(15.7)%	54,208	45.2 %
Provision for Cash and Due from Banks	(1)	(1,113)	(1,210)	(1,329)	97	(8.0)%	216	(16.3)%
	598	1,145,127	1,145,810	850,128	(683)	(0.1)%	294,999	34.7 %
INVESTMENT PORTFOLIO								
Investments in Trading Securities	21	40,117	44,076	21,328	(3,959)	(9.0)%	18,789	88.1 %
Investments in Securities Available for Sale	1,962	3,758,124	3,185,289	2,556,286	572,835	18.0 %	1,201,838	47.0 %
Investments in Securities Held to Maturity	422	808,660	820,494	527,016	(11,834)	(1.4)%	281,644	53.4 %
Share Trading Portfolio	109	209,653	177,908	106,212	31,745	17.8 %	103,441	97.4 %
Investments in Time Deposits and Placements	1,055	2,021,388	2,344,050	2,031,322	(322,662)	(13.8)%	(9,934)	(0.5)%
Restricted Investments	130	249,130	138,632	196,345	110,498	79.7 %	52,785	26.9 %
	3,700	7,087,072	6,710,449	5,438,510	376,623	5.6 %	1,648,562	30.3 %
LOAN PORTFOLIO								
Current	3,202	6,133,319	5,838,812	4,096,923	294,506	5.0 %	2,036,395	49.7 %
Rescheduled	40	77,169	106,835	103,151	(29,666)	(27.8)%	(25,982)	(25.2)%
Past Due	53	100,953	67,177	96,310	33,777	50.3 %	4,643	4.8 %
Litigation	6	11,302	12,037	17,654	(735)	(6.1)%	(6,352)	(36.0)%
	3,301	6,322,743	6,024,860	4,314,038	297,883	4.9 %	2,008,705	46.6%
Allowance for Losses on Loan Portfolio	(120)	(229,278)	(243,100)	(231,977)	13,823	(5.7)%	2,699	(1.2)%
	3,182	6,093,465	5,781,760	4,082,061	311,705	5.4 %	2,011,405	49.3%
INTEREST AND COMMISSIONS RECEIVABLE	69	132,375	132,036	111,098	339	0.3 %	21,277	19.2 %
LONG-TERM INVESTMENTS	15	29,096	24,553	12,980	4,544	18.5 %	16,117	124.2 %
ASSETS AVAILABLE FOR SALE	6	11,330	13,685	23,783	(2,355)	(17.2)%	(12,453)	(52.4)%
PROPERTY AND EQUIPMENT	116	221,367	227,157	225,504	(5,790)	(2.5)%	(4,137)	(1.8)%
OTHER ASSETS	172	330,022	388,299	322,041	(58,277)	(15.0)%	7,981	2.5 %
TOTAL ASSETS	7,858	15,049,855	14,423,749	11,066,105	626,106	4.3 %	3,983,750	36.0%

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix VI.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET (1)
UNAUDITED FIGURES
(Million Bolivars, except percentages)

	US$(1) 09-30-04	09-30-04	06-30-04	09-30-03	Sep 2004 Vs. Jun 2004 Increase (decrease)	%	Sep 2004 Vs. Sep 2003 Increase (decrease)	%
DEPOSITS								
Non-interest Bearing	1,002	1,919,784	1,809,838	1,299,105	109,946	6.1 %	620,679	47.8 %
Interest-Bearing	1,712	3,279,183	3,187,859	2,494,704	91,325	2.9 %	784,479	31.4 %
Savings Deposits	1,858	3,558,496	3,421,489	2,737,955	137,006	4.0 %	820,541	30.0 %
Time Deposits	1,579	3,023,789	2,965,138	2,303,513	58,650	2.0 %	720,275	31.3 %
	6,151	11,781,252	11,384,325	8,835,277	396,927	3.5 %	2,945,974	33.3 %
DEPOSITS AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued	51	97,431	96,137	103,729	1,294	1.3 %	(6,297)	(6.1)%
FINANCIAL LIABILITIES	271	519,510	524,378	345,490	(4,867)	(0.9)%	174,020	50.4 %
INTEREST AND COMMISSION PAYABLE	9	18,012	19,493	19,199	(1,481)	(7.6)%	(1,187)	(6.2)%
OTHER LIABILITIES	418	799,632	665,602	476,414	134,030	20.1 %	323,218	67.8 %
SUBORDINATED DEBT	90	172,521	172,521	137,655	0	0.0 %	34,866	25.3 %
TOTAL LIABILITIES	6,991	13,388,359	12,862,456	9,917,763	525,903	4.1 %	3,470,596	35.0 %
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1	2,791	3,345	2,600	(554)	(16.6)%	191	7.3 %
SHAREHOLDER'S EQUITY								
Paid-in Capital	43	82,490	82,490	82,928	0	0.0 %	(438)	(0.5)%
CAPITAL INFLATION ADJUSTMENT	100	191,709	191,709	191,709	0	0.0 %	0	0.0 %
SHARE PREMIUM	19	36,290	36,290	36,290	0	0.0 %	0	0.0 %
CAPITAL RESERVE	85	163,672	163,672	161,614	0	0.0 %	2,058	1.3 %
NEGATIVE GOODWILL TRANSLATION	133	254,573	251,407	161,731	3,165	1.3 %	92,842	57.4 %
ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD	421	805,817	734,583	470,014	71,234	9.7 %	335,803	71.4 %
RETAINED EARNINGS	(5)	(10,247)	(7,644)	(11,316)	(2,603)	34.1 %	1,069	(9.4)%
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE	70	134,403	105,441	52,772	28,962	27.5 %	81,631	154.7 %
TOTAL SHAREHOLDERS´ EQUITY	866	1,658,705	1,557,948	1,145,741	100,757	6.5 %	512,964	44.8 %
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	7,858	15,049,855	14,423,749	11,066,105	626,106	4.3 %	3,983,750	36.0 %

1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix VI.

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED INCOME STATEMENT (1)
UNAUDITED FIGURES
(Million of Bolivars, except percentages)

	Quarter ended on		Increase (decrease)		9 Months ended on		Increase (decrease)	
	09-30-04	09-30-03	Bolivars	%	09-30-04	09-30-03	Bolivars	%
INTEREST INCOME								
Income from Cash and Due from Banks	749	569	181	31.8 %	2,132	9,309	(7,176)	(77.1)%
Income from Investment Securities	121,541	127,277	(5,736)	(4.5)%	377,249	355,157	22,091	6.2 %
Income from Loan Portfolio	165,674	132,489	33,186	25.0 %	460,130	446,881	13,249	3.0 %
INTEREST INCOME	287,965	260,335	27,630	10.6 %	839,512	811,347	28,164	3.5 %
INTEREST EXPENSE								
Interest for Demand and Savings Deposits	33,124	24,488	8,636	35.3 %	91,792	74,477	17,315	23.2 %
Interest for Time Deposits	34,994	37,095	(2,101)	(5.7)%	97,208	132,161	(34,953)	(26.4)%
Interest for Securities Issued by the Bank	3,887	5,543	(1,656)	(29.9)%	11,976	16,072	(4,096)	(25.5)%
Interest on Financial Liabilities	8,578	6,096	2,482	40.7 %	24,332	19,911	4,421	22.2 %
INTEREST EXPENSE	80,582	73,222	7,361	10.1 %	225,308	242,621	(17,313)	(7.1)%
GROSS FINANCIAL MARGIN	207,382	187,113	20,270	10.8 %	614,203	568,726	45,477	8.0 %
PROVISION FOR LOAN LOSSES	15,841	36,095	(20,254)	(56.1)%	52,847	142,291	(89,444)	(62.9)%
NET FINANCIAL MARGIN	191,541	151,018	40,524	26.8 %	561,356	426,435	134,921	31.6 %
COMMISSIONS AND OTHER INCOME								
Trust Fund Operations	5,967	4,102	1,865	45.5 %	16,608	12,582	4,026	32.0 %
Foreign Currency Transactions	184	206	(22)	(10.7)%	1,005	3,074	(2,069)	(67.3)%
Commissions on Customer Account Transactions	16,560	18,563	(2,003)	(10.8)%	49,221	50,357	(1,136)	(2.3)%
Commissions on Letters of Credit and Guarantees Granted	4,160	1,944	2,216	114.0 %	11,115	4,687	6,428	137.1 %
Equity in Long-Term Investments	4,170	2,626	1,544	58.8 %	12,582	7,267	5,315	73.1 %
Exchange Gains and Losses	879	(370)	1,249	(337.5)%	74,821	48,798	26,024	53.3 %
Income (Loss) on Sale of Investment Securities	10,250	12,306	(2,055)	(16.7)%	46,446	28,133	18,313	65.1 %
Other Income	52,646	39,014	13,632	34.9 %	166,343	110,153	56,189	51.0 %
TOTAL COMMISSIONS AND OTHER INCOME	94,816	78,391	16,426	21.0 %	378,142	265,052	113,090	42.7 %
INSURANCE PREMIUMS, NET OF CLAIMS								
TOTAL INSURANCE PREMIUMS, NET OF CLAIMS	17,956	7,049	10,906	154.7 %	42,940	24,487	18,453	75.4 %
OPERATING INCOME	304,313	236,457	67,856	28.7 %	982,438	715,974	266,464	37.2 %
OPERATING EXPENSES								
Salaries and employee benefits	88,425	70,596	17,829	25.3 %	261,521	206,069	55,452	26.9 %
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	30,680	31,721	(1,041)	(3.3)%	90,066	88,392	1,674	1.9 %
Fees paid to regulatory agencies	8,880	6,113	2,767	45.3 %	24,357	16,201	8,156	50.3 %
Other operating expenses	91,240	71,604	19,636	27.4 %	272,129	204,867	67,262	32.8 %
TOTAL OPERATING EXPENSES	219,225	180,034	39,191	21.8 %	648,073	515,529	132,544	25.7 %
INCOME BEFORE TAXES EXTRAORDINARY ITEM AND MINORITY INTEREST	85,088	56,423	28,665	50.8 %	334,365	200,445	133,920	66.8 %
TOTAL TAXES	9,271	7,003	2,268	32.4 %	36,667	22,793	13,874	60.9 %
Minority interest	187	155	32	20.9 %	789	447	342	76.7 %
NET INCOME	75,630	49,265	26,365	53.5 %	296,909	177,206	119,703	67.5 %
NET INCOME IN US$ (1)	39	31	8	27.9 %	158	111	47	42.3 %

1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. *See exchanges rates in Appendix VI.*

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
Unaudited figures
(Million Bolivars, except percentages)

	Quarter ended on		9 Months ended on	
	09-30-04	09-30-04	09-30-04	09-30-03
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	75,630	49,265	296,909	177,205
Adjustments to reconcile net income to net cash provided by operating activities -				
Depreciation y amortization	14,162	18,579	43,028	49,831
Provision for losses on the loan portfolio	15,841	36,095	52,847	142,291
Accrual for employee termination benefits	5,181	5,505	22,589	19,079
Provision for other assets	2,286	7,310	10,247	16,040
Net change in permanent investments	(1,378)	1,747	75,710	49,244
Minority interest payable	(554)	152	(49)	282
Interest and commissions receivable	(339)	(5,177)	(15,670)	(18,533)
Other assets	50,868	(10,696)	(41,059)	(28,512)
Other liabilities	134,150	14,547	280,094	45,592
Payment of employee termination benefits	(6,783)	(7,795)	(22,669)	(21,652)
Net cash provided by operating activities	289,065	109,532	701,976	430,867
CASH FLOWS FROM INVESTING ACTIVITIES				
Net change in investments securities	(635,674)	72,373	(1,330,975)	(90,064)
Net change in loan portfolio	(327,546)	(111,298)	(1,573,470)	(308,336)
Additions to fixed assets, net of depreciation and write-offs	(895)	52	(19,366)	(13,709)
Net cash flows from investing activities	(964,115)	(38,873)	(2,923,811)	(412,109)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	396,927	508,837	2,180,218	1,475,211
Net change in short-term liabilities	(4,867)	(38,771)	162,372	(34,084)
Net change in publicly traded debt securities issued by CNV	1,294	(4,395)	3,881	35,948
Net change in subordinated debt	0	0	34,866	22,546
Cash dividends	(4,394)	(10,220)	(28,038)	(16,524)
Shares repurchased	(2,603)	(585)	(2,775)	(1,820)
Net cash flows from financing activities	386,357	454,866	2,350,525	1,481,277
CASH AND CASH EQUIVALENTS				
Net increase for the period	(288,694)	525,526	128,690	1,500,036
At the beginning of the period	3,435,911	2,331,256	3,018,527	1,356,746
At the end of the period	**3,147,217**	**2,856,782**	**3,147,217**	**2,856,782**

APPENDIX I

STATEMENT OF SHAREHOLDERS' EQUITY

	CapitaL stock	Capital inflation adjustment	Paid-in Surplus	Legal Reserve	Translation adjustment of the assets In subsidiaries Abroad	Retained earnings	Shares repurchased held by the subsidiaries	income (loss) on investments Available for sale	Total shareholders' Equity
Balance as of September 30, 2003	82,928	191,709	36,290	161,614	161,732	470,012	(11,317)	52,773	1,145,741
Net income for the quarter						77,515			77,515
Appropriation to legal reserve				2,058		(2,058)			-
Cash dividends						(4,402)			(4,402)
Shares repurchased							(713)		(713)
Unrealized income on Investments available for sale								13,251	13,251
Translation effect of net assets in subsidiaries abroad					4,902				4,902
Balance as of December 31, 2003	82,928	191,709	36,290	163,672	166,634	541,068	(12,029)	66,022	1,236,294
Net income for the quarter						106,722			106,722
Cash dividends						(4,400)			(4,400)
Shares repurchased							484		484
Unrealized income on Investments available for sale								77,960	77,960
Translation effect of net assets in subsidiaries abroad					84,257				84,257
Balance as of march 31, 2004	82,928	191,709	36,290	163,672	250,891	643,393	(11,546)	143,984	1,501,321
Net income for the quarter						114,557			114,557
Cash dividends						(19,244)			(19,244)
Redemption of share repurchased	(438)					(4,120)	4,558		0
Shares repurchased							(656)		(656)
Unrealized income on Investments available for sale								(38,540)	(38,540)
Translation effect of net assets in subsidiaries abroad					515				515
Balance as of June 30, 2004	82,490	191,709	36,290	163,672	251,407	734,583	(7,644)	105,441	1,557,948
Net income for the quarter						75,630			75,630
Cash dividends						(4,394)			(4,394)
Redemption of share repurchased									
Shares repurchased							(2,603)		(2,603)
Unrealized income on Investments available for sale								28,959	28,959
Translation effect of net assets in subsidiaries abroad					3,167				3,167
Balance as of September 30, 2004	82,490	191,709	36,290	163,672	254,573	805,817	(10,247)	134,403	1,658,705

MERCANTIL

APPENDIX II

Mercantil Servicios Financieros
Consolidated Loan Portfolio by Classification

(In millions of Bolivars, except percentages)

By Economic Activity	09-30-04	%	06-30-04	%	09-30-03	%
Commercial	3,029,957	47.9%	3,059,880	50.8%	2,197,177	50.9%
Foreign trade	567,951	9.0%	510,777	8.5%	340,775	7.9%
Residential mortgage	194,997	3.1%	180,745	3.0%	161,667	3.7%
Industrial	594,643	9.4%	510,216	8.5%	304,524	7.1%
Construction	742,546	11.7%	645,324	10.7%	449,705	10.4%
Consumer	227,585	3.6%	203,666	3.4%	164,239	3.8%
Services	314,185	5.0%	335,509	5.6%	173,816	4.0%
Agricultural	380,004	6.0%	327,779	5.4%	205,511	4.8%
Car loans	89,089	1.4%	70,641	1.2%	61,362	1.4%
Other	181,786	2.9%	180,324	3.0%	255,262	6.0%
	6,322,743	100%	6,024,860	100%	4,314,038	100%

By Maturity	09-30-04	%	06-30-04	%	09-30-03	%
Up to six months	3,082,379	48.8%	3,043,602	50.5%	1,997,696	46.3%
Six months to one year	645,080	10.2%	477,709	7.9%	398,663	9.2%
One to two years	664,287	10.5%	650,617	10.8%	408,670	9.5%
Two to three years	548,140	8.7%	515,096	8.5%	366,901	8.5%
Three to four years	231,630	3.7%	213,572	3.5%	216,467	5.0%
Four to five years	129,266	2.0%	147,711	2.5%	207,331	4.8%
Over five years	1,021,961	16.2%	976,554	16.2%	718,310	16.7%
	6,322,743	100%	6,024,860	100%	4,314,038	100%

By Geographical Location of the Debtor	09-30-04	%	06-30-04	%	09-30-03	%
Venezuela	2,858,737	45.2%	2,650,614	44.0%	1,705,047	39.5%
United States of America	2,627,174	41.6%	2,562,941	42.5%	1,960,243	45.4%
Mexico	291,887	4.6%	289,330	4.8%	228,969	5.3%
Colombia	67,519	1.1%	76,169	1.3%	46,693	1.1%
Brazil	93,941	1.5%	102,075	1.7%	31,176	0.7%
Peru	7,735	0.1%	10,426	0.2%	21,273	0.5%
Other countries	375,750	5.9%	333,305	5.5%	320,637	7.5%
	6,322,743	100%	6,024,860	100%	4,314,038	100%

By Type of Risk	09-30-04	%	06-30-04	%	09-30-03	%
Normal	5,960,074	94.3%	5,561,955	92.3%	3,816,745	88.5%
Potential	128,500	2.0%	133,713	2.2%	183,598	4.3%
Real	208,361	3.3%	240,800	4.0%	241,191	5.6%
High	23,993	0.4%	65,477	1.1%	66,402	1.5%
Unrecoverable	1,815	0.0%	22,915	0.4%	6,102	0.1%
	6,322,743	100%	6,024,860	100%	4,314,038	100%

MERCANTIL

APPENDIX III

BANCO MERCANTIL. C,A, - BANCO UNIVERSAL
(According to rules issued by CNV) (1)
UNAUDITED CONSOLIDATED FIGURES
(Million of Bolivars, except percentages)

					Sep 2004 Vs. Jun 2004		Sep 2004 Vs. Sep 2003	
	US$(2) 09-30-04	09-30-04	31-06-04	09-30-03	Increase (decrease)	%	Increase (decrease)	%
SUMMARY OF BALANCE SHEET ASSETS								
Cash and Cash Equivalents	597	1,143,488	1,188,336	871,787	(44,848)	(3.8)%	271,701	31.2 %
Investments Portfolio	1,634	3,129,166	2,951,378	2,806,559	177,788	6.0 %	322,607	11.5 %
Loan Portfolio	1,414	2,708,468	2,447,196	1,409,589	261,272	10.7%	1,298,879	92.1 %
Properties and Equipment and Other Assets	234	447,934	442,922	481,988	5,012	1.1 %	(34,054)	(7.1)%
TOTAL ASSETS	3,879	7,429,056	7,029,832	5,569,923	399,224	5.7%	1,859,133	33.4%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	3,035	5,813,480	5,516,508	4,417,683	296,972	5.4 %	1,395,797	31.6 %
Financial Liabilities and Other Liabilities	294	563,722	540,990	425,545	22,732	4.2 %	138,177	32.5 %
TOTAL LIABILITIES	3,330	6,377,202	6,057,498	4,843,228	319,704	5.3 %	1,533,974	31.7 %
SHAREHOLDERS´ EQUITY	549	1,051,854	972,334	726,695	79,520	8.2 %	325,159	44.7 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,879	7,429,056	7,029,832	5,569,923	399,224	5.7 %	1,859,133	33.4 %

		Quarter ended on		Increase (decrease)		9 Months ended on		Increase (decrease)	
	US$ (2) 09-30-04	09-30-04	09-30-03	Bolivares	%	09-30-04	09-30-03	Bolivares	%
SUMMARY OF STATEMENT OF INCOME									
Interest Income	115	220,956	210,248	10,708	5.1 %	646,570	652,606	(6,036)	(0.9)%
Interest Expense	32	61,517	59,042	2,475	4.2 %	174,016	204,093	(30,077)	(14.7)%
Gross Financial Margin	83	159,439	151,206	8,233	5.4 %	472,554	448,513	24,041	5.4 %
Provision for Losses on Loan Portfolio	7	13,722	33,547	(19,825)	(59.1)%	43,255	127,144	(83,889)	(66.0)%
Net Financial Margin	76	145,717	117,659	28,058	23.8 %	429,299	321,370	107,929	33.6 %
Commissions and Other Income	32	60,955	53,626	7,329	13.7 %	256,109	177,227	78,882	44.5 %
Operating Income	108	206,672	171,285	35,387	20.7 %	685,408	498,597	186,811	37.5 %
Operating Expenses	78	149,921	126,571	23,350	18.4 %	447,493	367,121	80,372	21.9 %
INCOME BEFORE TAXES EXTRAORDINARY ITEM AND MINORITY INTEREST	30	56,751	44,714	12,037	26.9 %	237,915	131,476	106,439	81.0 %
Taxes	1	1,894	3,349	(1,455)	(43.4)%	15,309	6,889	8,420	122.2 %
NET INCOME	29	54,857	41,365	13,492	32.6 %	222,606	124,587	98,019	78.7 %
NET INCOME IN US$ (3)		29	26	3	11.5 %	118	78	40	51.3 %

(1) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Accounting Principles used to Prepare Financial Statements), they reflect Banco Mercantil´s contribution to MERCANTIL´s results.
(2) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate period-end. See exchange rates in Appendix VI

APPENDIX III

RATIOS

Banco Mercantil Operations in Venezuela (1)
(Ratios from Non-Consolidated Financial Statements)

	System average (2)	09-30-04	09-30-03
Gross financial margin / Average assets	10.6%	9.8%	12.8%
Return on average assets (ROA)	5.9%	5.4%	4.7%
Return on average equity (ROE)	38.7%	35.4%	33.8%
Non performing loans / Gross loans	2.7%	1.6%	5.6%
Allowance for loan losses / Non performing loans	191.4%	307.9%	188.5%
Allowance for loan losses / Gross loans	5.1%	5.0%	10.6%
Operating expenses / average total assets	7.8%	7.1%	9.6%

CONCILIATION OF HISTORIC PROFITS WITH THE CONTRIBUTION OF MERCANTIL'S RESULTS

(In millions of Bolivars)

	Quarters		9 Months	
	09/30/04	09/30/03	09/30/04	09/30/03
Historical profit (1)	62,641	48,040	261,087	146,406
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see section of accounting principles used)	(1,975)	(3,572)	(5,399)	(8,201)
Interest for Publicly traded debt securities issued to finance Banco Mercantil's investment	(2,564)	(3,103)	(8,217)	(13,619)
Elimination of transactions with related companies	(3,245)	-	(24,866)	-
	54,857	41,365	222,606	124,586

(1) Historic figures in accordance to SUDEBAN standards.
(2) Non-consolidated

MERCANTIL

APPENDIX IV

COMMERCEBANK HOLDING CORPORATION
According to rules issued by CNV (1)
UNAUDITED CONSOLIDATED FIGURES
(Million Bolivars, except percentages)

SUMMARY BALANCE SHEET ASSETS	09-30-04	06-30-04	09-30-03	Sep 2004 Vs. Jun 2004 Increase (decrease)	%	Sep 2004 Vs. Sep 2003 Increase (decrease)	%
ASSETS							
Cash and Cash Equivalents	24,824	20,446	22,144	4,378	21.4 %	2,680	12.1%
Investments Securities	1,776,218	1,717,587	1,508,700	58,631	3.4 %	267,518	17.7%
Loan Portfolio	1,680,194	1,652,328	1,568,204	27,866	1.7 %	111,990	7.1%
Properties and Equipment and Other Assets	69,261	70,248	58,588	(987)	(1.4) %	10,673	18.2%
TOTAL ASSETS	3,550,497	3,460,610	3,157,636	89,887	2.6 %	392,861	12.4%
LIABILITIES AND SHAREHOLDERS EQUITY							
Deposits	3,021,446	2,958,724	2,720,126	62,722	2.1 %	301,320	11.1%
Financial Liabilities and Other Liabilities	350,830	330,678	275,237	20,152	6.1 %	75,593	27.5 %
TOTAL LIABILITIES	3,372,276	3,289,402	2,995,363	82,874	2.5%	376,913	12.6%
SHAREHOLDERS´ EQUITY	178,221	171,207	162,273	7,014	4.1 %	15,948	9.8 %
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	3,550,497	3,460,610	3,157,636	89,887	2.6 %	392,861	12.4%
SUMMARY BALANCE SHEET ASSETS							

	Quarter ended on		Increase (decrease)		9 Months ended on		Increase (decrease)	
	09-30-04	09-30-03	US$	%	09-30-04	09-30-03	US$	%
SUMMARY INCOME STATEMENT								
Interest Income	31,981	28,511	3,470	12.2%	92,776	92,353	423	0.5%
Interest Expense	7,758	6,541	1,217	18.6%	21,363	19,993	1,370	6.9%
Gross Financial Margin	24,224	21,970	2,254	10.3%	71,414	72,360	(946)	(1.3) %
Provision for Losses on Loan Portfolio	1,000	1,000	0	0.0%	4,800	8,300	(3,500)	(42.2) %
Net Financial Margin	23,224	20,970	2,254	10.3%	66,614	64,060	2,554	4.0%
Commissions and Other Income	4,551	4,200	351	8.4%	14,663	13,533	1,130	8.3%
Operating Income	27,775	25,170	2,605	10.3%	81,277	77,593	3,684	4.7%
Operating Expenses	18,802	18,535	267	1.4%	54,725	50,908	3,817	7.5%
Income before Taxes	8,973	6,635	2,338	35.2%	26,552	26,685	(133)	(0.5)%
Taxes	3,406	2,340	1,066	45.6%	9,824	9,167	657	7.2%
NET INCOME	5,567	4,295	1,272	29.6%	16,728	17,518	(790)	(4.5)%

(1) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Accounting Principles used to Prepare Financial Statements), they reflect Commercebank contribution to MERCANTIL´s results.

APPENDIX IV

RATIOS
Commercenbank N.A
(Ratios from Non-Consolidated Financial Statements)

	Quarter	USA System (1)	
	09-30-04	Local Peer	Florida
Gross financial margin / Average assets	3.0%	3.7%	4.1%
Return on average assets (ROA)	0.8%	1.2%	1.0%
Return on average equity (ROE)	10.6%	13.9%	10.3%
Non performing loans / Gross loans	1.5%	0.7%	0.3%
Allowance for loan losses / Non performing loans	122%	653%	238%
Allowance for loan losses / Gross loans	1.8%	1.5%	1.2%
Operating expenses / average total assets	2.0%	2.7%	3.3%

(1) Based on June 2004 Figures.

APPENDIX V

SEGUROS MERCANTIL
(According to rules issued by CNV) (1)
UNAUDITED CONSOLIDATED FIGURES
(Million of Bolivars, except percentages)

	US$(2) 09-30-04	09-30-04	06-30-04	09-30-03	Sep 2004 Vs. Jun 2004 Increase (decrease)	%	Sep 2004 Vs. Sep 2003 Increase (decrease)	%
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	5	9,724	1,446	1,122	8,278	85.13%	8,602	766.67%
Investments Portfolio	111	213,409	193,414	126,801	19,995	9.37%	86,608	68.30%
Premiums receivable	20	38,838	37,049	33,801	1,789	4.61%	5,037	14.90%
Property and equipment	12	22,752	30,153	31,639	(7,401)	(32.53)%	(8,887)	(28.09)%
Other assets	20	39,000	39,144	35,000	(144)	(0.37)%	4,000	11.43%
TOTAL ASSETS	169	323,723	301,206	228,363	22,517	6.96%	95,360	41.76%
LIABILITIES AND SHAREHOLDERS' ÉQUITY								
Reserves for general risks	54	103,218	90,856	72,881	12,362	11.98%	30,337	4.46%
Claims incurred	28	53,729	58,340	46,494	(4,611)	(8.58)%	7,235	15.56%
Life Reserves and Others	4	8,434	5,110	9,778	3,324	39.41%	(1,344)	(13.75)%
Accounts Payable Reinsures	16	30,352	29,661	6,212	691	2.28%	24,140	388.60%
Other provisions and other liabilities	14	27,714	24,051	17,579	3,663	13.22%	10,135	57.65%
TOTAL LIABILITIES	116	223,447	208,018	152,944	15,429	6.90%	70,503	46.10%
SHAREHOLDERS' ÉQUITY	52	100,276	93,188	75,419	7,088	7.07%	24,857	32.96%
TOTAL LIABILITIES AND SHAREHOLDERS' ÉQUITY	169	323,723	301,206	228,363	22,517	6.96%	95,360	41.76%

	US$ (2) 09-30-04	Quarter ended on 09-30-04	Quarter ended on 09-30-03	Increase (decrease) Bolivars	Increase (decrease) %	9 Months ended on 09-30-04	9 Months ended on 09-30-03	Increase (decrease) Bolivars	Increase (decrease) %
SUMMARY OF STATEMENT OF INCOME									
Earned Premiums Received	44	83,432	55,730	27,702	49.7 %	221,131	153,756	67,375	43.8 %
Claims Incurred	(26)	(50,235)	(38,410)	(11,825)	30.8 %	(140,057)	(104,172)	(35,885)	34.4 %
Commissions and Acquisition Expenses	(8)	(14,754)	(10,418)	(4,336)	41.6 %	(37,232)	(26,917)	(10,315)	38.3 %
Management Expenses	(7)	(13,420)	(8,324)	(5,096)	61.2 %	(37,328)	(25,639)	(11,689)	45.6 %
Technical Result	3	5,023	(1,422)	6,445	(453.2)%	6,514	(2,972)	9,486	(319.2)%
Income from Investments	3	5,187	737	4,450	603.8 %	11,010	8,712	2,298	26.4 %
Exchange Earnings	-	-	185	(185)	(100.0)%	14,402	8,522	5,880	69.0 %
Special Reserves	-	(608)	2,155	(2,763)	(128.2)%	(1,776)	(2,216)	440	(19.9)%
Taxes and Contributions	(1)	(1,697)	(606)	(1,091)	180.0%	(4,258)	(4,977)	719	(14.4) %
Excess Loss Policies									
	4	7,905	1,049	6,856	653.6 %	25,892	7,069	18,823	266.3 %
Net income	(1)	(1,558)	634	(2,192)	(345.7)%	(440)	(2,427)	1,987	(81.9)%
Adjustment to C.N.V. standards									
	3	6,347	1,683	4,664	277.1 %	25,452	4,642	20,810	448.3%

(1) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Accounting Principles used to Prepare Financial Statements), they reflect Seguros Mercantil's contribution to MERCANTIL's results.
(2) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate period-end. See exchange rates in Appendix VI

Financial Ratios Summary

	US$ Sep 2004(1)	Quarter Sep 2004	Quarter Sep 2003	9 Months Sep 2004	9 Months Sep 2003
Net income in millions of Bolivars	39	75,630	49,265	296,909	177,206
Class A share:					
Number of shares outstanding (Issued shares minus Shares repurchased)		299,076,625	300,103,680		
Market Price in Bs.	1.7	3,325	2,395		
Average daily volume (# of Shares)		119,489	32,546		
Market Price / Book value per share		1.10	0.80		
Market Price / Period Net Earnings per share		23.8	19.1	6.0	5.3
Dividends received in Cash / Market price		0.2%	1.1%	1.5%	1.8%
Class B share:					
Number of shares outstanding (Issued shares minus Shares repurchased)		249,773,631	250,188,451		
Market Price in Bs.	1.7	3,325	2,400		
Average daily volume (# of Shares)		92,579	28,607		
Market Price / Book value per share		1.10	0.80		
Market Price / Period Net Earnings per share		23.8	19.1	6.0	5.3
Dividends received in Cash / Market price		0.2%	1.1%	1.5%	1.8%
Book value per share in Bs. (Equity / # of shares outstanding) (2)	1.6	3,022	2,919		
Total weighted outstanding shares		539,195,536	392,505,630		
Earnings per share (Net Result/ weighted outstanding shares) (2)	0.07	140	126	551	451
Profitability Ratios (%):					
Gross financial margin / Average interest earning assets		6.8%	8.3%	6.8%	8.4%
Commissions and other income as a percentage of Total income		35.2%	31.4%	39.4%	33.2%
Return on average assets (ROA)		2.2%	1.9%	2.7%	2.2%
Return on average equity (ROE)		20.2%	18.9%	24.8%	21.7%
Efficiency Ratios (%):					
Operating expenses / Average total assets		6.1%	6.7%	6.0%	6.5%
Operating expenses / Total income		65.7%	63.8%	61.5%	59.5%
Liquidity Ratios (%):					
Cash and due from banks / Deposits		9.7%	9.6%		
Cash and due from banks and Investments Portfolio / Deposits		69.9%	71.2%		
Asset Quality Ratios (%):					
Gross loans / Deposits		53.7%	48.8%		
Non performing loans/ Gross loans		1.8%	2.6%		
Allowance for loan losses / Non performing loans		204.2%	203.6%		
Allowance for loan losses / Gross loans		3.6%	5.4%		
Capital Adequacy Ratios (%):					
Shareholders equity / Assets		11.0%	10.4%		
CNV-Risk based capital *(minimum required 8%)*		20.7%	19.8%		
Other Ratios:					
Number of branches (3)		350	350		
Number of employees (4)		7,770	7,464		
Number of ATMs		765	689		
Number of points of sale (POS)		10,374	8,784		
Exchange rate Bs./US$ (Controlled during 2003 and 2004)		1,915.2	1,596		
Average Exchange Rate for the period (Bs/US$ 1)		1,915.2	1,596		
Inflation for the last 12 months		20.8%	26.6%		

(1) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate at close of period.
(2) Issued shares minus Shares repurchased
(3) Equity / Risk-weighted assets ratio based on Basel Bank of International Settlements standards
(4) Of these, 332 in September 2004 and 330 in September 2003 correspond to Venezuela
(5) Of these 7.093 are in Venezuela as of September 30, 2004 and 6.803 as of September 30, 2003

MERCANTIL

APPENDIX VII

KEY MACROECONOMIC INDICATORS

	YEARS		QUARTERS						
	2002	2003	I03	II03	III03	IV03	I04	II04	III04
Gross Domestic Product, Var,% (1)									
Consolidated									
Oil activities	-14.2	-2.1	-39.6	17.6	-3.9	25.8	70.1	3.5	ND
Non-Oil activities	-6.0	-8.1	-19.9	-8.6	-6.8	2.7	27.2	15.0	ND
Consumer Price Index (% Change) (2)	31.2	27.1	43.2	23.7	19.6	23.2	27.9	18.9	13.7
Unemployment Rate (% Change) (3)	16.2	16.8	19.7	18.9	17.9	15.6	17.3	16.1	ND
Monetary Liquidity (% Change) (1) (4)	15.3	57.5	32.9	46.3	51.0	57.5	65.3	53.1/	49.7 4/
Interest Rates (Period end) (%) (5)									
Six Main Commercial and Universal Banks									
Period-end Loan Rate									
Period-end Saving Deposit Rate	37.1	25.7	31.8	23.2	22.4	19.5	17.6	17.1	17.3
Period-end Time Deposit Rate	3.9	6.2	6.2	6.8	5.4	5.3	4.6	4.4	4.3
Exchange Rate	28.3	17.2	18.3	13.5	17.6	14.2	12.8	12.8	13.0
Period end (Bs/US$) (Bid rate)									
Annual average exchange rate: Bs./US$	1,401.3	1,600.0	1,596.0	1,596.0	1,596.0	1,596.0	1,915.2	1,915.2	1,915.2
Depreciation (%) (2)	1,161.0	1,608.6	1,627.9	1,596.0	1,596.0	1,596.0	1,777.8	1,915.2	1,915.2
External Sector (million of US$)	83.7	14.2	70.0	0.0	0.0	0.0	107.4	0.0	0.0
Trade Balance (6)									
Oil Exports	13,421	16,520	2,097	4,477	4,360	4,109	4,898	N,D,	N,D,
Non-Oil Exports	21,532	22,052	3,340	6,013	6,325	6,374	7,108	7,941	N,D,
Imports	5,249	4,809	922	1,146	1,412	1,329	1,442	1,574	N,D,
Banco Central de Venezuela Intl. Res. (million US$)	13,360	10,341	2,189	2,082	2,774	3,296	3,240	3,928	N,D,
FIEM	12,003	20,666	13,736	16,932	18,485	20,666	22,560	22,550	21,125
Oil Export Average Price (US$/b)	2,857	700	1,406	1,027	699	700	702	704	706
Central Government (billion of Bs)	22.0	25.7	26.4	24.6	25.9	25.7	28.5	32.4	38.2
Ordinary Income									
Oil Income	23,889	31,385	4,198	6,633	9,592	10,962	N,D,	N,D,	N,D,
Non-Oil Income	11,323	15,555	1,376	3,518	3,757	1,377	N,D,	N,D,	N,D,
Ordinary Expenditures (7)	12,567	15,830	2,822	3,115	5,807	4,040	N,D,	N,D,	N,D,
	27,736	37,287	6,155	7,617	9,421	13,778	N,D,	N,D,	N,D,

(1) Year-on-year variation
(2) Annual Dec-Dec figures. Annualized quarterly figures
(3) Annual figures for the second semester
(4) Figure as of september 24, 2004
(5) Annual figures correspond to weighted averages
(6) Balance of payments figures. Source: BCV
(7) Does not include public debt amortization
N.D.: Not Available
FIEM: Macroeconomic Stabilization Investment Fund
Source: National Securities Commission (CNV), National Statistics Institute (INE), Ministry of Energy and Mines (MEM), Bloomberg and own calculations

(6)


MERCANTIL
SERVICIOS FINANCIEROS

Caracas, December 1st, 2004

Mercantil Servicios Financieros demonstrates confidence in the country

MERCANTIL ACQUIRES 6% OF ITS SHARES

Mercantil Servicios Financieros purchased today 6% of its stock at the Caracas Stock Exchange, based on the decision of its Board and through its Stock Repurchase Program currently in its Tenth phase, approved by the General Shareholder's Meeting of August 26, 2004 and which began in 2001. The transaction involved 33 million common Class B shares at Bs. 3,500.00 per share purchased from JPMCC Belgium SCA and Sixty Wall Street Fund LP. These companies are part of JPMorgan Chase and owned the stock as a medium term investment since 1997. To this date the investment represented a participation of 9.6% of the company's equity through the Class B shares.

Gustavo Marturet, Chairman and CEO of Mercantil Servicios Financieros states when asked about the transaction that "this acquisition is enclosed within the objectives of the Stock Repurchase Program, allowing a greater participation of all shareholders in Mercantil's equity and consequently, in the excellent growth perspectives the company has for the next years from opportunities offered by our country along with the implementation of business strategies and service models for our clientele". At the same time he indicated that "the transaction is proof of the confidence Mercantil has in the development of Venezuela". Mr. Marturet recalled that in recent years Mercantil Servicios Financieros and its affiliates companies have made important investments in the country, such as the purchase of Interbank and Seguros Orinoco, companies that were merged into Banco Mercantil and Seguros Mercantil respectively. On the other hand, the subsidiary Commercebank N.A. in the United States continues consolidating its growth and developing new service platforms for its customers.

Timothy Purcell, partner of JPMorgan Partners said that "the relationship between JPMorgan Chase and Mercantil dates back a long time, highlighting that the sale of this investment in Mercantil's stock, which was of financial nature and not strategic for JPMorgan Partners, has fulfilled the investment policies and objectives in terms of horizon and expected returns". Furthermore, Mr. Purcell underlined that "JPMorgan's business and advisory relationship with Mercantil will continue" stressing that Mercantil is a world class Venezuelan company.

Finally, Gustavo Marturet indicated that the Board of Directors of Mercantil will decide the future of these shares in accordance with the Venezuelan Capital Markets Law.

MERCANTIL is Venezuela's top and most comprehensive financial services provider operating in ten (10) countries in Latin America and Europe. Its subsidiaries include Banco Mercantil, Banco Universal with 295 branches in Venezuela, two (2) agencies in Miami and New York, a branch in Curacao and five (5) representative offices in Bogota, Lima, Mexico, Sao Paulo and London; Commercebank, N.A., a commercial bank in the United States with nine (10) offices in southern Florida, one (1) office in New York, and two (2) representative offices in Houston and Tampa; Banco Mercantil Venezolano in Curaçao, Banco del Centro in Panama, BMC Bank & Trust Limited in the Cayman Islands and Banco Mercantil (Schweiz) A.G. in Zurich; Merinvest, Sociedad de Corretaje, an Investment Bank in Venezuela; Seguros Mercantil which provides equity, life and health insurance as well as banking insurance services and Mercantil Inversiones y Valores, a holding for other minority investments.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com

MERCANTIL
SERVICIOS FINANCIEROS

(7)

Caracas, December 23rd 2004

CADIVI APPROVED US$ 799,828 FOR THE CONVERSION OF MERCANTIL'S 2004 DIVIDENDS FOR ADR HOLDERS.

Cadivi approved US$ 799,828 for the conversion of dividends to be paid in US Dollars to ADR holders of Mercantil Servicios Financieros' (Mercantil), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZ.A and MVZ.B and Level 1 ADR (OTC): MSVFY). These dividends had been paid in Bolivars and were pending for CADIVIS' approval for conversion into US Dollars at the current official exchange rate of Bs./US$ 1,920.00.

Payment was made to JPMorgan Chase Bank, the depositary bank of Mercantil's ADR's, which will further deposit to ADR holders in the dates specified bellow. The amount approved corresponds to the following 2004 dividends:

Dividend type	Dividend per share (in Bolivars)	Registration date	Payment date (in Bolivars)	Payment date (in Dollars)
Ordinary (1Q)	8.00	31-Jan-04	10-Feb-04	27-Dec-04
Ordinary (2Q)	8.00	30-Apr-04	10-May-04	28-Dec-04
Extraordinary (1Q)	27.00	30-Apr-04	10-May-04	28-Dec-04
Ordinary (3Q)	8.00	31-Jul-04	10-Aug-04	29-Dec-04

Approval for the payment of the fourth quarter dividend is still pending.

MERCANTIL *is Venezuela's top and most comprehensive financial services provider operating in ten (10) countries in* Latin America and Europe. Its subsidiaries include Banco Mercantil, Banco Universal with 295 branches in Venezuela, two (2) agencies in Miami and New York, a branch in Curacao and five (5) representative offices in Bogota, Lima, Mexico, Sao Paulo and London; Commercebank, N.A., a commercial bank in the United States with nine (10) offices in southern Florida, one (1) office in New York, and two (2) representative offices in Houston and Tampa; Banco Mercantil Venezolano in Curaçao, Banco del Centro in Panama, BMC Bank & Trust Limited in the Cayman Islands and Banco Mercantil (Schweiz) A.G. in Zurich; Merinvest, Sociedad de Corretaje, an Investment Bank in Venezuela; Seguros Mercantil which provides equity, life and health insurance as well as banking insurance services and Mercantil Inversiones y Valores, a holding for other minority investments.

Contact: Investor Relations

Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com




MERCANTIL
SERVICIOS FINANCIEROS

Caracas, January 18th 2005

By decision of the Board of Directors

MERCANTIL SERVICIOS FINANCIEROS RATIFIES ITS DIVIDENDS GUIDELINES

The Board of Directors of Mercantil Servicios Financieros (MERCANTIL), a Venezuelan holding company that provides financial services (Caracas Stock Exchange: MVZ.A MVZ.B / ADR Level One (OTC): MSVFY), approved in its meeting of January 14, 2005 a resolution whereby it ratifies the guidelines concerning the determination, decree, and payment of dividends, the Company's Corporate Communications Department reported.

The text of this resolution is as follows:

The Board of Directors of Mercantil Servicios Financieros, in line with its reiterated practices related to the decree and payment of dividends, and in accordance with applicable law and statutes, and as complement to Article 35 of the Company's by-laws, ratifies the existing guidelines for the determination, decree and payment of dividends.

All proposals will be formulated in accordance with the applicable provisions established by the law and the Company's by-laws. Therefore, at least fifty percent of previous year profits will be distributed annually. Profits will be determined following the provisions established by the National Securities Commission; accordingly, equity investments will be deducted from this calculation, and cash dividends allotted will not be less than the minimum established by the applicable regulation. Furthermore, to determine the proportion of the cash and the stock dividends to be decreed and allotted the applicable regulatory capital indexes and the company's investment and development plans will be taken into consideration.

Concerning the stated premises, the Board of Directors will submit every year to the first Ordinary Shareholders meeting, the ordinary cash dividends proposal for the second, third, and fourth quarter of the year and, if appropriate, the corresponding proposal for extraordinary dividends of the year either in-cash or in-kind (stocks). Similarly, the Board of Directors will submit each year to the second Ordinary Shareholders meeting the ordinary cash dividends proposal for the first quarter of the following year.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com

MERCANTIL

(9)

MERCANTIL SERVICIOS FINANCIEROS, C.A.
FINANCIAL REPORT FOURTH QUARTER 2004

Caracas Stock Exchange: MVZ NYSE ADR Level 1: MSVFY

Caracas, February 4, 2005 – Mercantil Servicios Financieros (MERCANTIL) announces its results for the fourth Quarter ended December 31, 2004

Net Income

Mercantil reported Net Income of Bs. 69, 299 million (US$ 36 million) for the fourth quarter ended December 31, 2004, compared to Bs. 77,516 million (US$ 49 million) reported during the same period in 2003. Net Earnings per share were Bs. 128 in the fourth Quarter of 2004 versus Bs.144 during the same period in 2003. During 2004, Net Income amounted to Bs. 366,208 million (US$ 194 million) 43.8 % higher than 2003 results which were Bs. 254,722 million (US$ 160 million). ROE and ROA indicators were 23.6% and 2.6% respectively (23.6% and 2.4% during 2003).

The increase in quarterly income is primarily associated to the following facts:

- Higher personnel expenses, operational risk reserves, and income tax.
- Higher expenses due to the adoption of guidelines from the announced new regulation for indexed mortgage loans
- Higher financial margin due to the growth of financial assets and liabilities, which offset Venezuela's lower interest rates.
- Improved loan portfolio performance, which required less provisions.

Additionally, 2004 Net Income is also related to higher income in the insurance activity, stemming from the portfolio growth and the reduction of the ratio of claims incurred as well as enhanced gains in foreign exchange.

Assets

Total Assets amounted to Bs. 17,106.0 billion (US$ 8,932 million), which represents a 13.7% quarterly growth when compared to the September 2004 figures of Bs. 15,049.9 billion. When compared to December 2003, when Total Assets amounted Bs. 11,966.1 billion, the year-on-year growth is 43.0%. Total consolidated assets of the subsidiary Banco Mercantil including –overseas branches - were Bs. 9,019.0 billion (US$ 4,709 million), 21.4% higher than the third quarter of 2004, when they reached Bs. 7,429.1 billion and 42.4% higher when compared to the December 2003 figure of Bs. 6,334.2 billion. The Commercebank Holding subsidiary reported Assets totalling US$ 3,692 million (Bs. 7,071.6 billion), 4.0% above figures recorded on September 30, 2004 of US$ 3,550 million (Bs. 6,799.9 billion), and 16.3% higher with respect to previous year when it closed at US$ 3,176 million (Bs. 5,068. 3 billion).

Equity

During 2004 Mercantil's Equity rose to Bs. 1,691.4 billion (US$ 883 million), which represents a 2.0 % increase when compared to the September 2004 figure of Bs. 1,658.7 billion and a 36.8 % increase versus the December 2003 figure of Bs. 1,236.3 billion. Equity/Assets ratio as of December 31, 2004 is 9.9% and Equity/Risk Weighted Assets ratio for the same period is 17.9%, in accordance with the National Securities Commission's Standards (minimum required 8%).

Market Share

At September 30, 2004 the Banco Mercantil subsidiary is Venezuela's leading bank in terms of total assets, with a market share of 13.8%. It also leads in deposits and equity and comes second in terms of loan portfolios[1]. Seguros Mercantil, the insurance subsidiary, gained net premiums of Bs. 152,687 million in the third quarter of 2004, ranking third in the country[1]. Commercebank ranks twentieth in terms of deposits in the State of Florida, USA[1].

Summary of Financial Statements
(In million, except percentages)

	Bolivars				US$ Equivalent [2]			
	12-31-04	09-30-04	12-31-03	Increase (Decrease) Dec - 2003	12-31-04	09-30-04	12-31-03	Increase (Decrease) Dic - 2003
Net Income Quarter	69,299	75,630	77,516	(10.6)%	36	39	49	(25.5) %
Net Income Year	366,208		254,722	43.8 %	194	160		21.5 %
Income per share Bs./share	128	140	144	(11.1) %	0.07	0.07	0.09	(22.2) %
Market price A share	3,500	3,325	2,550	37.3 %	1.83	1.74	1.59	15.1 %
Market price B share	3,500	3,325	2,400	45.8 %	1.83	1.74	1.50	22.0 %
Book value per share	3,285	3,022	2,248	46.1 %	1.71	1.58	1.41	21.3 %
ROA	2.6 %	2.7 %	2.4 %	17.1 bp	2.6 %	2.7 %	2.4 %	17.1 bp
ROE	23.6 %	24.8 %	23.6 %	6.2 bp	23.6 %	24.8 %	23.6 %	6.2 bp
Total Assets	17,106,007	15,049,855	11,966,142	43.0 %	8,932	7,858	7,498	19.1 %
Investment Portfolio	7,765,620	7,087,072	5,665,219	37.1 %	4,055	3,700	3,550	14.2 %
Loan Portfolio	7,312,323	6,093,465	4,572,843	59.9 %	3,818	3,182	2,865	33.3 %
Deposits	13,816,311	11,781,252	9,601,034	43.9 %	7,214	6,151	6,016	19.9 %
Shareholders´ Equity	1,691,379	1,658,705	1,236,295	36.8 %	883	866	775	13.9 %

[1] Market Share – Source: Banco Mercantil, Financial Statements published on 12-31-04, Seguros Mercantil Insurance Superintendency as of 08-31-04 and Commercebank, Federal Deposit Insurance Corporation as of 06–30-04.

[2] Balance Sheet items are converted to US$ at the period-end exchange rate and Financial Results are calculated at the average exchange rate for the period. See exchange rates in appendix VI Controlled exchange rate in Venezuela since February 2003.

Contents

Venezuelan Economic Environment

Economic Activity

During the fourth quarter of 2004, the Venezuelan economy registered a sustained high price of the Venezuelan oil basket, which maintained a significant foreign-currency inflow, adding strength to the already robust external sector of the country characterized by high international reserves and a well-supplied foreign-exchange market. Internally, the expansion of Government expenditure is fuelling the growth of the aggregated internal demand and consequently, the expansion of the economy.

Oil Sector and International Reserves

Crude oil output grew slightly during the fourth quarter. With an increase of nearly half a dollar average over the third quarter price, the Venezuelan oil basket reached a quote of US$/b 36.8 bringing the export value very close to US$ 9 billion. These enormous external resources accounted for an increase on international reserves of US$ 2.3 billion during the quarter that brought forth total international reserves to US$ 23.5 billion in December 2004. This level of international reserves, compared with that of December 2003 exhibits a slightly reduced increase (US$ 2.8 billion) attributable to a Government financial transaction in August whereby PDVSA repurchased US$ 2.5 billion of its foreign debt, which caused an equivalent reduction in international reserves. There is still a high level of reserves, which allowed both, CADIVI and the Central Bank to satisfy the foreign currency demanded by companies and individuals. The %age of foreign currency provided vis-à-vis total requirements went up from 47% (in the third quarter) to 57 % (in the fourth quarter), while the paid-off amount grew from US$ 60.2 to US$ 77.8 million a day. These factors affected the parallel exchange rate, i.e.: the implicit CANTV exchange rate, from Bs/US$ 2,632 average during the third quarter to Bs/US$ 2,524 in the last quarter of 2004.

Fiscal Policy

Public expenditure kept going up exhibiting the same trend of previous months, fostered also by the seasonal expansion cycle of every year's last quarter. As a consequence, once again a fiscal deficit was recorded despite the real growth in oil income and the significant contribution by non-oil internal sectors (economic recovery and improved tax collection).

Unemployment

There was a continued expansion of the economic activity. Growth rate was estimated at the same pace of previous quarter (15.8 %) bearing an enhanced contribution by non-oil activities. Accordingly, the unemployment rate went down from 14.7% average in the third quarter to 12.5% in the fourth quarter. Jobless population dropped from 1.8 million to 1.5 million persons. Annual variation of the consumer price index was 19.5%, a reduction of 7 % when

compared with the same quarter of 2003. An enlarged supply of internal goods and services and cheaper imported products account for the price index reduced variation.

Monetary Policy

Liquidity in the money market recorded an expansion similar to the previous quarter. In this context, lending interest rates shrunk slightly from 16.9% average to 16.0%, while competition for deposits made interest rates on deposits increase. Rates on 90-day term deposits went up by 1%, from 13.5% to 14.5%. Both commercial and universal banks improved financial intermediation. There was an increase in the size of the loan portfolios in real terms, an increase in the intermediation ratio, and an improvement in the portfolio quality.


Interest rate Average of the six Main Commercial banks in Venezuela
40
35
30
25
20
15
10
5
0
Dec. 02
Mar. 03
Jun. 03
Sep. 03
Dec. 03
Mar. 04
Jun. 04
Sep. 04
Dec. 04
Lending Rate
CD 90 Days
Spread

Source: Banco Central de Venezuela

US Economic Environment

Economic Activity

U.S. Gross Domestic Product grew 4.4 % in 2004. Other leading indicators such as the industrial production index and the industrial capacity utilization index also exhibited a growth trend. A highlight of the fourth quarter of 2004 is the production growth in high-tech industrial sectors and in durable goods such as office components and equipments. Both consumption and a significant increase in private capital spending have been a key factor for this prolonged growth.


US Dollar / Euro Relation
1.35
1.25
1.15
1.05
0.95
0.85
1.02
1.08
1.17
1.17
1.26
1.23
1.22
1.36
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03
Mar, 04
Jun, 04
Dec, 04

Source: Reuters

Unemployment

Unemployment rate at the close of 2004 was 5.4 %, not very different from that of previous quarter, but almost 0.5 % below the rate at the end of 2003. In December and previous months, the US economy was creating some 157,000 new jobs monthly, not taking into consideration agricultural jobs, which most analysts consider an acceptable pace.


Libor Rate 90 Days
3
2.5
2
1.5
1
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03
Mar, 04
Jun, 04
Sep, 04
Dec, 04

Source: British Bankers Association

Inflation

Inflation during the Fourth quarter of 2004 measured by the percentage variation of the CPI barely reached 1.9 %, inferior to the third quarter rate (2.2 %). As a matter of fact the monthly inflation rate in terms of urban consumers' CPI has come down during November and December. However, energy price volatility and the growing deficit in the external commercial

account of the nation, represent inflationary risk sources, which have encouraged the Federal Open Market Committee (FOMC) to a more proactive action in the area of interest rates. Since June this year, the FOMC has revised short-term rates on six occasions applying successive increases of 0.25 %, reaching 2.25 % in December. As far as economic growth is solid and inflationary expectancies persist, there will be incentives for further rises in the future.


PRIME RATE
5.5%
5.0%
4.5%
4.0%
3.5%
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04

Source: Bloomberg

Fiscal and Monetary Policy

While economic policies have succeeded in absorbing energy price increases (crude prices reaching up to US$/b 55), the exchange rate has plunged against almost every currency in the rest of the world. Figures of record deficit in the commercial balance registered in November 2004 (US$ 60 billion) demonstrate that pressures on the exchange rate remain the same, though external investors' appetite for US securities remains.

Summary Of Accounting Principles Used To Prepare Financial Statements

MERCANTIL's financial statements are presented in accordance with the standards issued by the Venezuelan Securities and Exchange Commission (CNV) and in areas where the CNV has not issued provisions, Accounting Principles Generally Accepted in Venezuela have been used. These standards require the financial statements to be prepared on a consolidated basis. The holding's main subsidiaries are listed below:

- Banco Mercantil, C.A., universal bank in Venezuela and its branches abroad,
- Commercebank, N.A., bank in the United States of America and its subsidiaries Commercebank Investment Services, Inc. and Commercebank Trust Company, N. A.
- Seguros Mercantil, C.A., insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama,
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman,
- Merinvest, C.A, a securities brokerage company in Venezuela.

Venezuelan Securities Commission (CNV) accounting standards

According to CNV's standards, MERCANTIL's financial statements should be presented in historic figures as from the financial year ended on December 31, 1999. Therefore, as of January 2000, MERCANTIL did not continue adjusting for inflation its primary financial statements. Accordingly, fixed assets, among others, are expressed at a value adjusted for inflation effects up to December 31, 1999. The market value determined by independent valuations is higher than the cost adjusted for inflation. New assets are being recorded at their acquisition cost.

In December 2004, the CNV instructed those corporations that issue securities in public offerings to present their financial statements according to International Financial Reporting Standards (IFRS), beginning January 1, 2006. However, the CNV allows for companies to adopt the new standards in advance.

MERCANTIL

Contribution net of main Subsidiaries as Dec 31, 2004


MERCANTIL SERVICIOS FINANCIEROS (1)
Equity: Bs. 1,691
Shareholders' equity
Banco Mercantil Bs. 1,034
Commercebank Holding Corp, Bs. 363
Holding Mercantil Int'l Bs. 76
Seguros Mercantil Bs. 114
Merinvest Bs. 55
Others Bs. 109
Main Activity
Venezuelan Domestic
U.S.A Domestic bank &
International banks (Switzerland, Panama,
Insurance
Investment Banking, Mutual Funds, Trading & Brokerage in Venezuelan
Holding and Other

(In billion of Bolivars)

	Banco Mercantil	Commercebank Holding Corp	Holding Mercantil Int'l	Seguros Mercantil	Merinvest	Others	Total
Total Assets	8,850	7,072	596	324	49	215	17,106
% Assets	51.7%	41.3%	3.5%	1.9%	0.3%	1.3%	
Investments	3,476	3,528	316	216	47	183	7,766
Loans (Net)	3,690	3,362	261	—	—	—	7,313
Deposits	7,330	5,916	570	—	—	—	13,816
Contribution							
Quarter	45	17	-1	6	5	-3	69
Year	279	49	0	31	20	-13	366

(In million of US$)

	Banco Mercantil	Commercebank Holding Corp	Holding Mercantil Int'l	Seguros Mercantil	Merinvest	Others	Total
Total Assets	4,621	3,693	311	169	26	112	8,932
Investments	1,815	1,842	165	113	25	96	4,055
Loans (Net)	1,927	1,755	136	—	—	—	3,818
Deposits	3,827	3,089	298	—	—	—	7,214
Contribution							
Quarter	23	9	-1	3	3	-2	36
Year	148	26	0	16	11	-7	194

(1) Financial information in keeping with the standards issued by the CNV. Includes the effect of eliminations specific to the consolidation process.

MERCANTIL

Analysis of Consolidated Financial Statements

Financial Operating Results

(In millions of Bolivars)	Quarter ended on 12-31-04	Quarter ended on 12-31-03	Increase (decrease) Bolivars	Increase (decrease) %	Years Ended 12-31-04	Years Ended 12-31-03	Increase (decrease) Bolivars	Increase (decrease) %
Gross Financial Margin	**231,448**	**193,713**	**37,735**	**19.5 %**	**845,651**	**762,438**	**83,212**	**10.9 %**
Provision for Loan Losses	**53**	**18,259**	**(18,205)**	**(99.7)%**	**52,900**	**160,550**	**(107,649)**	**(67.1)%**
Net Financial Margin	231,394	175,454	55,940	31.9 %	792,750	601,888	190,861	31.7 %
Commissions And Other Income	**122,955**	**106,079**	**16,874**	**15.9 %**	**501,096**	**371,133**	**129,964**	**35.0 %**
Insurance Premiums, Net Of Claims	**21,038**	**10,694**	**10,345**	**96.7 %**	**63,978**	**35,181**	**28,798**	**81.9 %**
Net Financial Margin	375,387	292,227	83,159	28.5 %	1,357,824	1,008,202	349,623	34.7 %

Gross Financial Margin

The Gross Financial Margin reached Bs. 231,448 million at the end of December 2004, representing a 19.5% increase when compared to the December 2003 figure of Bs. 193,713 million. This increase mainly includes: a) 12.7 % increase in the margin of domestic transactions (in Bs.), and b) a 23.0 % increase in overseas operations in dollar terms

Growth in average volumes of financial assets and liabilities in Venezuela of 77.8 % and 53.3 % respectively, compared to 2003, helped to increase the Gross Financial Margin, since interest rates in Venezuela dropped significantly during this period. On the other hand, growth in the Gross Financial Margin in overseas operations was due to the increase in the average volumes of financial assets and liabilities compared to 2003, as well as to the interest rates for these operations. Average Financial assets and liabilities grew 5.6 % and 4.8 % respectively (in dollar terms). Interest rate trends published by the Central Bank of Venezuela (BCV) and the rates applicable to overseas operations are illustrated in the figures shown in the Economic Environment section.

The Gross Financial Margin for 2004 was Bs. 845,651 million, 10.9 % higher than the 2003 level of Bs. 762,438 million. This increase mainly includes: a) 6.9 % increase in the margin of transactions denominated in Bs., and b) 4.9 % growth in overseas operations in dollar terms. The increase in the annual margin is also attributed to the factors mentioned in the previous paragraph.

Loan Loss Provision

During the fourth quarter of 2004 Provision for Loan Losses was Bs. 53 million, 99.7 % lower than in the fourth quarter of 2003 when it reached Bs. 18,259 million. This reduction is mainly due to a better performance of the Loan Portfolio both in Venezuela and abroad, requiring less loan loss provisions.

In annual terms, the same trend is observed. There was a drop of 67.1 % in the Provision for Loan Losses, when comparing the 2004 of Bs 52,900 million expense to the expenses during 2003 of Bs. 160,550 million.



Provision as of December 31, 2004 represents a 306.0 % coverage of both past due and in litigation portfolios. Allowances include an additional component to cover possible differences that could affect management estimates of realized losses, mainly in Venezuela. Write-offs for the quarter amounted to Bs. 13.196 billion in Venezuela and US$ 7.9 million abroad.

Commissions, other Income, and Insurance Premiums Net of Claims

Commissions, Other Income and Insurance Premiums Net of Claims during the fourth quarter of 2004 closed at Bs. 122,955 million, 15.9 % higher with respect to the fourth quarter of 2003 figure of Bs. 106,079 million, mainly due to the following:

- Growth of Bs. 3,815 million in commissions for foreign currency transactions for customers under the current exchange control regime and letters of credit transactions.
- Growth of Bs. 2,177 million in income for trust operations, whose assets grew 37.0 % compared with year end 2003.
- Growth of Bs. 7,098 million in realized exchange gains on securities sales.

In annual terms, Commissions and Other Income reached Bs. 501,096 million increased in 2004 by 35.0 % over the previous year, mainly due to:

- Increase of Bs. 33,121 million from exchange gains. During 2004, the Venezuelan subsidiaries' long position in foreign currency produced exchange gains of Bs. 82,114 million stemming from the Bolivar/US dollar devaluation from Bs.1,596/US$1 to Bs.1,915.2/US$1 (20 %). During 2003 the controlled exchange rate moved from Bs. 1,399/US$1 to Bs. 1,596/US$1 (14 %)
- Increase of Bs. 14,116 million in securities transactions due to better opportunities offered by the Venezuelan market in terms of domestic and foreign currency. During 2004, opportunities of fixed-income securities in the domestic market were identified. Two factors have been decisive in the current market conditions: a) Improved liquidity in the local market due to absence of an official exchange market, and b) The significant ratio of financial agents' investment portfolios vis-à-vis their total assets. This fact allowed an increased investment portfolio turnover in Mercantil's local financial vehicles.

Composition of Total Income
Bs. 375,440 million
US$ 196 million
December 2004


60%
26%
3%
11%
65%
21%
3%
11%
YEAR 2004
YEAR 2003
Gross Financial Margin
Transactions, Other Commissions and Insurance premiums, Net
Income on Sale of Investment Securities
Other Income

- Increase of Bs. 9,523 million in income from Equity in long term Investments. One of Mercantil's main investment is a 43 % share in Cestaticket Accor Services, C. A. This firm's business is issuing consumption vouchers that companies use as means of payment to their workers. During 2004, this firm recorded sales for Bs. 58,190 million and earnings for over Bs.35,057 million, repres|enting 32 % growth over the previous year. It bears a 50 % share of the Venezuelan market. As to Mercantil's share in Todo1 Services Inc., an e-business company, has reached a break-even point in 2004.
- Increase of Bs. 8,558 million in letters of credit commissions. This segment registered a significant growth as compared to 2003 in terms of applications and approvals of foreign currency for imports, regulated by the foreign exchange control authorities.
- Increase of Bs. 60,977 million in other income which mainly includes increases in: recovery of charged-off loans, commissions for operations on the sale of foreign currency in Venezuela, income from premium financing, among others.

Insurance premiums net of Claims increased to Bs. 21,038 million, 96.7 % higher than the fourth quarter of 2003 figure of Bs. 10,694 million. This improvement in the insurance business is mainly due to a 14.6 % growth in premiums, which amounted to Bs. 89,660 million in the fourth quarter of 2004. Claims incurred in the same period went up by 1.6 %. Over the fourth quarter of 2004, Bs. 152.687 billion were collected in premiums net of claims, that is 22.0 % more than in the same period of 2003.

For the whole year of 2004 the trend was similar to that of the fourth quarter of the year. Insurance premiums net of Claims reached in the year Bs. 63,978 million, up 81.9 % versus 2003 when they closed at Bs. 35,181 million. This corresponds to a 34.4 % growth in premiums and 25.1% increase in claims incurred.

Operating Expenses

	Quarter ended on		Increase (decrease)		Years Ended		Increase (decrease)	
In million of Bolivars	12-31-04	12-31-03	Bolivars	%	12-31-04	12-31-03	Bolivars	%
Operating Income	375,387	292,227	83,159	28.5 %	1,357,824	1,008,202	349,623	34.7 %
Operating Expenses	**293,085**	**204,957**	**88,127**	**43.0 %**	**941,158**	**720,485**	**220,671**	**30.6 %**
Taxes (Current and Deferred)	12,665	9,547	3,117	32.6 %	49,332	32,341	16,991	52.5 %
Minority Interest	(338)	(207)	(131)	63.3 %	(1,127)	(654)	(474)	72.4 %
Net Income	69,299	77,516	(8,216)	(10.6)%	366,208	254,722	111,487	43.8 %

Operating Expenses were Bs. 293,085 million in the fourth quarter compared to Bs. 204,957 million in the previous quarter, showing an increase of 43.0 %, mainly due to the following: factors:


80.0%
74.0%
68.0%
62.0%
56.0%
50.0%
10.5%
8.5%
6.5%
4.5%
2.5%
0.5%
1.999
2.000
2.001
2.002
2.003
2.004
OPERATING EXPENSES/TOTAL INCOME
OPERATING EXPENSES/AVERAGE TOTAL ASSETS

- Growth of Bs. 31,582 million in Personnel Expenses (42.0 %), which mainly includes salary rise policy, incentive bonuses, and a larger payroll obeying the need for new staff to fulfil strategic challenges
- Growth of Bs. 48,591 million in Other Operating Expenses (54.0 %) that includes Bs. 9,254 million in advertising , Bs. 26,525 million in provisions for operational risks and Bs. 12,000 million in re-estimates of indexed mortgage loans (see page 17) Furthermore,


MERCANTIL

MERCANTIL's operating costs were significantly affected by a 19.2 % inflation in Venezuela during the last 12 months, as well as 20 % devaluation during the same period.

In annual terms, the year over year's growth in Operating Expenses is 30.6 % (from 720,485 million to Bs. 941,158 million) mainly due to an increase in Personnel Expenses of Bs. 87,034 million to fulfil a Government Decree concerning the minimum wage, as well as salary rises, incentive bonuses, and benefits contained in the new collective bargaining 2004-2006 contract, and Bs. 115,854 million in Other Operating Expenses, which include Bs. 45,763 billion as reserves for operational risks. There was also an increase of Bs. 18,651 million for advertising among others

The Operating Expenses to Average Assets efficiency ratio diminished from 6.5 % in the fourth quarter of 2003 to 6.3 % in December 2004. Cost rationalization is associated to permanent cost and efficiency analysis of operating processes. This has allowed for an operating expenses control and the rationalization of number of employees. The average yearly growth of assets during the last five years was 73 % for operations in Venezuela (with an average annual inflation of 31 % during this period), and 42 % in US dollars for operations abroad.

Net Income

The chart below shows the behaviour of ROE and ROA ratios, and inflation.


%
Roa
Roe
Inflaction[1]
35
30
25
20
15
10
5
0
IV Quarter 03
IV Quarter 04

[1]1. Annualized fourth quarter inflation

Balance Sheet

Main Balance Sheet variations during the fourth quarter of 2004 are commented below and reviewed in comparison to September 30, 2004. Other information compared with December 31, 2003 is also exhibited.

Summary of Balance Sheet and Assets in Trust
(Million Bolivars, except percentage)

In million of Bolivars	12-31-04	09-30-04	12-31-03	Dec 2004 Vs. Sep 2004 Increase (decrease)	% Vs. Sep.	Dec 2004 Vs. Dec 2003 Increase (decrease)	% Vs. Dec.
Investment Portfolio	7,765,629	7,087,072	5,665,219	678,557	9.6 %	2,100,411	37.1 %
Loan Portfolio	7,312,323	6,093,465	4,572,843	1,218,858	20.0%	2,739,480	59.9%
Total Assets	17,106,007	15,049,855	11,966,142	2,056,152	13.7%	5,139,866	43.0%
Deposits	13,816,311	11,781,252	9,601,034	2,035,060	17.3%	4,215,278	43.9%
Shareholders' Equity	1,691,379	1,658,705	1,236,295	32,674	2.0%	455,084	36.8%
Assets in Trust	4,558,972	4,085,565	3,326,647	473,407	11.6%	1,232,325	37.0%

Investment Portfolio

Investment Portfolio closed at Bs. 7,765.6 billion, which represents a 9.6 % increase when compared to the previous quarter figure of Bs. 7,078.1 billion. This growth includes: a) 16.6 % increase in operations denominated in bolivares, and b) 3.6% increase in operations abroad in dollar terms.

Investments as of December 31, 2004 distributed by company, issuer, and currency are as follows:

Investment Portfolio Distribution
(In millions)

		Banco Central de Venezuela	US Government	US Agencies	Int'l Private	Venezuelan Government	Venezuelan Private	Total	Total Bs.
Banco Mercantil	Bs,	1,975,000	0	0	0	957,507	61,790	2,994,297	2,994,297
	US$	0	36	4	128	81	3	252	481,876
Commercebank	US$	0	717	660	465	0	0	1,842	3,528,457
Seguros Mercantil & Others	Bs,	0	0	0	0	142,672	14,603	157,275	157,275
	US$	0	72	18	146	45	35	315	603,724
TOTAL									7,765,629
Distribution %		25.5%	20.4%	16.8%	18.2%	17.2%	1.9%		100%

Total investments in Securities issued or guaranteed by the Venezuelan Republic (BCV excluded) represent 0.8 times the equity and 7.8 % of MERCANTIL assets. Regarding BANCO MERCANTIL, these securities represent 1.1 times its equity and 13.5 % of its assets. MERCANTIL owns 5.1 % of domestic debt securities issued by the Venezuelan Government as of December 31, 2004, according to the Venezuelan Central Bank (BCV).

In terms of maturity and yield, investments as of December 31, 2004 split up as follows:

Inversiones by maturity and interest (In Millions, except percentages)													
		Time Deposits and Placements		Available for Sale		Held to Maturity		Restricted and repos 2		Shares	Trading	
	Maturity (Years)	Bs,*	%[1]	Bs,*	%[1]	Bs,**	%[1]	Bs,*	%[1]	Bs,*	Bs,*	TOTAL
Bs,	Less Than 1	1,637,802	12.4%	154,526	11.7%	133,300	18.7%	397,219	12.9%	304,343	10,362	2,637,552
	De 1 a 5			396,357	13.9%	387,692	14.5%	1,165	19.6%			785,214
	Más 5			24,953	13.8%			170	34.1%			25,123
US$	Menos 1	709,252	2.3%	446,590	6.9%	42,324	5.8%	17,580	2.2%			1,215,746
	De 1 a 5	2,972	3.7%	709,636	3.5%	24,500	3.3%					737,108
	Más 5			2,138,061	4.7%	220,377	6.4%	6,445	9.3%			2,364,883
		2,350,023		**3,870,128**		**808,192**		**422,582**		**304,343**	**10,362**	**7,765,629**

* Book value equivalent to market value

** Amortized cost

1 The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including Premium amortization or discounts) by amortizad cost.

2 Bs. 395,200 million in investment securities acquired under resale agreement with BCV.

In annual terms, the Investment Portfolio grew Bs. 2,100.4 billion (37.1 %) from Bs. 5,665.2 billion to Bs. 7,765.6 billion. This growth includes: a) 24.0 % increase in operations denominated in bolivars, and b) 27.2 % increase in operations abroad in dollar terms.

Loan Portfolio

The net loan portfolio closed at Bs. 7,312.3 billion, a 20.0 % increase during the fourth quarter 2004, when compared to Bs. 6,093.5 billion as of September 2004. This growth includes: a) 41.7 % increase in domestic transactions and b) 5.3 % increase in operations abroad in dollar terms.

The growth of the loan portfolio in Venezuela obeyed the beginning of the domestic economy reactivation, as well as to a drop in interest rates. (see the Economic Environment section).

Loan Portfolio quality remains at very favourable levels, showing a ratio of past due and in litigation loans to Gross Loans of 0.8 %. For Banco Mercantil this ratio is 1.0 % versus 1.8 % in the Venezuelan Financial System as a whole. The ratio is 0.6 % for Commercebank. 98.4 % of MERCANTIL loan portfolio is current (97.0 % as of September 30, 2004).

As of December 31, 2004, Banco Mercantil ranks as number one in the Venezuelan financial system in terms of Gross Loans exhibiting a market share of 16.0 %. At the end of December 2004 Banco Mercantil has a total of Bs. 79,303 million in loans to micro-enterprises in the segments of service, production, and commerce, which represents 3.4 % of Gross Loans, a ratio higher than the minimum 3.0 % required by the General Law of Banks and Other Financial Institutions. Furthermore, Banco Mercantil granted 32.9 % of its Gross Loans Portfolio to the agricultural activity, which signifies Bs. 295,487 million in excess of the minimum required by the Law (15 %). Banco Mercantil ranks first in the Venezuelan financial system as lender to the agricultural sector.

Commercebank's Net Loan Portfolio grew 4.5 % during the fourth quarter of 2004 to reach a total of US$ 1,755 million. This growth is notable in the construction and trade finance segments and it is a result of strategic guidelines and lending efforts.

Loan Portfolio by Business Segment Total Bs. 7,312,323 million (US$ 3,818 million) December 2004


46%
42%
12%
Companies
Large Corporations
Individuals

In annual terms the Net Loan Portfolio grew from 4,572.8 billion in 2003 to Bs. 7,312.3 billion in 2004., representing a 59.9 % growth. This increase includes: a) 115.0 % increase operations denominated in bolivars, and b) 8.0 % increase in operations abroad in dollar terms. The Loan Portfolio growth in Venezuela stems from the above said reactivation of the Venezuelan economy.

The yield of the Loan Portfolio related to the average Loan Portfolio in 2004 was 16.6 % for operations in Venezuela and 5.3 % for operations abroad (22.4 % and 5.3 % in 2003, respectively)

The Loan Portfolio distributed by economic activity, maturity, geographic location, and type of risk is shown in Annex II.

Total Assets

At year-end Total Assets reached Bs. 17,106.0 billion, which represents a 13.7% growth versus the third quarter of 2004 figure of Bs. 15,049.9 billion. This includes: a) 22.7 % growth in operations denominated in bolivars, and b) 5.0 % growth in operations abroad in dollar terms.

In annual terms, Total Assets increased Bs.5,139.9 billion (43.0 %) versus the closing of 2003 figure of Bs. 11,966.1 billion. This growth includes: a) 45.7 % increase in operations denominated in bolivars and b) 16.6 % increase in operations abroad in dollar terms.

As of December 31, 2004, Banco Mercantil is ranked second in the Venezuelan financial system regarding Total Assets with a 13.9 % market share.

Commercebank's Total Assets grew 4.0 % during the fourth quarter of 2004 reaching a total of US$ 3,692 million.

The graphic below shows Mercantil's Assets distribution.


Assets Distribution
Total Bs. 17,106,007 millions
US$ 8,932 millions
December 2004
8%
45%
43%
4%
Distribution
Investments
US Agency
16%
Venezuelan
Goverment
17%
Gob. EEUU
21%
Banco
Central de
Venezuela
26%
Other
20%
Distribution
Loan Portfolio
Other
3%
United States
of America
49%
Venezuela
48%
Cash and cash equivalent
Investment portfolio
Loan portfolio
Other assets

Deposits

At the end of 2004, MERCANTIL's consolidated Deposits closed at Bs. 13,816.3 billion, representing a 17.3 % growth from the previous quarter figure of Bs. 11,781.3 billion. This increase includes: a) 38.3 % growth in transactions denominated in bolivars, and b) 0.7 % increase in operations in dollar terms.

Banco Mercantil's market share in Venezuela, regarding deposits, reached 14.1 %, which positions the Institution as second in the Venezuelan banking system, as of December 31, 2004. Excluding Government deposits, Banco Mercantil's market share is 14.9 %. Concerning deposits including investments sold under agreement to repurchase, market share was 12.8 %. The leading institution in this segment in the country exhibits a 15.4 % market share.

Commercebank deposits reached US$ 3.190 billion as of December 31, 2004, which represent 5.6 % increase versus September 30, 2004.

	Bs.	US$	%
Deposits	13,816,311	7,214	89.6%
Financial and other liabilities	1,598,317	833	10.4%
Total Liabilities e Minority Interest	**15,414,628**	**8,047**	**100.0%**

Deposits by Business Segment
Total Bs. 13,816,311million
US$ 7,214 million
December 2004



54%
30%
16%
Individuals
Large Corporaciones
Companies

In annual terms, Deposits went up by Bs. 4,215.3 billion (43.9 %) as compared to the closing of 2003 figure of Bs. 9,601.0 billion. This increase includes: a) 41.1 % increase in domestic operations denominated in bolivars, and b) 22.5 % in overseas operations in dollar terms.

The yield of Deposits related to the average of deposits in 2004 was 3.6 % for operations in Venezuela and 0.6 % for operations abroad (5.7 % and 0.6 % in 2003, respectively)

Equity

At the end of 2004 Equity reached Bs. 1,691.4 billion (US$ 883 million), which represents a 2.0% growth when compared to the third quarter figure of Bs. 1,658.7 billion and a 36.8% growth when compared to the end of 2003, when it closed at Bs. 1,236.3 billion. This growth mainly includes a Bs. 69,299 million net result for the period and an increase of Bs. 81,319 million for adjustment to market value of investments available for sale. It also includes a decrease due to a Bs. 119,520 million repurchase of stock.

In annual terms Equity increased Bs. 455,084 million, which mainly includes Bs. 366,208 million from the year's net result; Bs. 149,700 million from adjustment to market value of investments available for sale, and Bs. 93,092 million for conversion adjustment of net assets in overseas subsidiaries, as well as cash paid dividends for Bs. 32,428 million, and Bs. 122,295 million in stock repurchase. MERCANTIL's equity, in dollar terms, at the closing exchange rate, rose up from US$ 775 million to US$ 883 million.



MERCANTIL's equity/assets ratio as of December 31, 2004 is 9.9 %, whereas equity/ risk-weighted assets is 17.9 % based on the CNV standards. For Banco Mercantil, as of December 31, 2004 the equity/assets ratio is 12.4 %, whereas the equity/risk-weighted assets ratio based on the Venezuelan Superintendency of Bank's standards is 20.0 %. For Commercebank, N.A. these ratios are 7.5 % and 12.7 %, respectively, based on the standards established by the Office of the Comptroller of the Currency (OCC).

Assets and Liabilities in Foreign Currency

MERCANTIL holds US$ 4,352 million and US$ 3,854 million in assets and liabilities in foreign currency, respectively as of December 31, 2004.

The estimated effect of every Bs.100/US$1increase in the exchange rate of Bs. 1,915/US$1as of December 31, 2004, would mean an increase of Bs. 453.223 billion in assets and Bs. 67.798 billion in equity, of which, Bs. 19.633 billion would be recorded in the results of the period.

Furthermore, MERCANTIL holds Bs. 392.590 in bonds with foreign exchange indexation clauses with a quarterly variable yield. . The yield of these bonuses will be adjusted for the higher between: a) 80 % of the market lending rate or b) 3-month LIBOR rate plus a margin of 100 basis points, plus the percentage of the Bolivar devaluation with respect to the US Dollar annually determined.

Assets by currency
Bs. 17,106,007 million
(US$ 8,932 million)
December 2004


49%
51%
Bolivars
US$

Equity – Coverage in foreign currency, mainly US Dollars Mercantil's Equity Hedge Position
Equity: US$ 883 billion (*)


Investment in Commercebank (21%)
Investment in Other foreign banks (13%)
Venezuelan Operation (66%)
100%
80%
60%
40%
20%
0%
Assets distribution of Venezuelan Operation
Investments Bancolombia 17%
Equity in Agencies 12%
US Treasuries 6%
Venezuelan Goverment Indexes Bond 31%
Cash & Due from Banks 18%
Loan Portfolio & Other Assets 1%
Venezuelan Gov. Bonds 14%

(*) At the official exchange rate: Bs. 1,915/US$1

Corporate Events

MERCANTIL ratifies its Dividends Guidelines

The Board of Directors of Mercantil Servicios Financieros, in line with its customary practices related to the decree and payment of dividends, and in accordance with applicable law and statutes, and as complement to Article 35 of the Company's by-laws, ratified the existing guidelines for the determination, decree, and payment of dividends.

All proposals will be formulated in accordance with the applicable provisions established by the law and Company's by-laws. Therefore, at least fifty percent of previous year profits will be distributed annually. Profits will be determined following the procedures established by the Venezuelan Securities and Exchange Commission; accordingly, equity investments will be deducted from this calculation, and cash dividends allotted will not be less than the minimum established by the applicable regulation. Besides, in order to determine the in-cash and in-kind ratios of the stock dividends to be decreed and allotted, the applicable regulatory capital indexes must be fulfilled and the company's investment and development plans will be taken into consideration.

Concerning the stated premises, the Board of Directors will submit every year to the first Ordinary Shareholders Assembly the ordinary cash dividends proposal for the second, third, and fourth quarter of the year and, if appropriate, the corresponding proposal for extraordinary dividends of the year either in-cash or in-kind (stocks). Similarly, the Board of Directors will submit every year to the second meeting of the Ordinary Shareholders Assembly the ordinary cash dividends proposal for the first quarter of the following year.

Stock Repurchase Program

Mercantil Servicios Financieros, based on its Board of Directors' resolution and throughout the Tenth Phase of the Repurchase Program approved by the Shareholders Assembly of August 26, 2004, which began in 2001, bought at the Caracas Stock Exchange 6.0 % of its Equity in a transaction for 33 million Class B Common Shares at the price of Bs. 3,500.00 per Share. Mercantil perform this acquisition with JPMCC Belgium SCA and Sixty Wall Street Fund LP, companies related to JP Morgan Chase, a firm that held since 1997 a medium term Investment Portfolio in Mercantil, which as of that date was equivalent to 9.6 % of the Company Stock represented in Class B Common Shares. As of December 31, 2004, Mercantil exhibits 34,979,247 repurchased shares, which are equivalent to 6.4 % of its shareholders equity.

New Commercial Public Bond Offering

MERCANTIL announced a new issue of Unsecured Bearer Bonds amounting to Bs. 35,0 billion, at 18 and 36 months and variable monthly interest. These bonds were offered through seven Bs. 5,000 million series. The companies Fitch Ratings and Clave rated this issue A2.

MERCANTIL

RISK RATINGS

Fitch rated Commercebank Investment-Grade Category

Fitch Ratings rated Commercebank, N.A., a MERCANTIL subsidiary, Investment-Grade category. The risk rating firm, recognized worldwide, rated Commercebank BBB as deposit issuer, and BBB- in the long term deposits.

In its appraisal, Fitch Ratings highlighted Commercebank's solid assets quality and capital positioning, stable base of deposits, and satisfactory financial performance. Furthermore, it pointed out Commercebank's strength for being part of Mercantil Servicios Financieros, a large and diversified financial holding.

Additionally, the rating firm mentioned that Commercebank has recorded consistent and regular benefits during recent years, and exhibits solid liquidity, solid deposits' structure, and capital levels well above the regulatory designation of "capitalized goods", which are adequate to sustain the Bank's growth and risk levels. Finally, the quality of the Bank's Mortgage Loan Portfolio is good and diversified.

NEW REGULATIONS IN THE VENEZUELAN FINANCIAL ENVIRONMENT

Indexed Loans

In October 2004, a Supreme Court of Justice resolution was published, establishing new regulations to re-estimate indexed mortgage loans based on a new methodology developed by the National Loan and Saving Bank (BANAP). Banco Mercantil proceeded to adjust its loans according to the new methodology. The re-estimation of this loan segment produced an adjustment on the loan portfolio of Bs 9.878 billion.

Furthermore, in December 2004, a Resolution by the Ministry of State for Housing and Habitat was issued establishing that in re-estimating indexed mortgage loans, those interests corresponding to the January 24, 2002-August 30, 2004 period cannot be included as part of the beneficiaries' due obligation. The Venezuelan Banking Association challenged this Resolution as a null decision on the grounds that the Ministry has no faculties to legislate on this subject.

Special Law for the Protection of the Home Mortgage Debtor

In January 2005, the Special Law for the Protection of the Home Mortgage Debtor went into effect. The Law establishes, among other matters, that banks and financial institutions regulated by the General Law of Banks and Other financial Institutions are obliged to concede mortgage loans for the acquisition, construction, self-construction, enlargement, or remodelling of main homes, in a certain ratio of their total annual loan portfolio. This ratio will be established by National Housing Council (CONAVI) and will not include loans conceded under the Law of the Subsystem for Housing and Dwelling Policy. This lau contemplates, amones other thines, that will receive a social interest late of 11.36 %. This Law establishes that loans will be subject to social interest rates, which are to be estimated by the Venezuelan Loan and Saving Bank based on criteria established by CONAVI. This rate will not be higher than 18 percent a year.



AWARDS AND RECOGNITIONS

During 2004, Mercantil obtained important awards and recognitions, national and internationally, for its performance in financial activities and social responsibility.

Global Finance recognized **Banco Mercantil** as "The Best Bank in Venezuela, The Best Bank in Exchange Operations, and The Best International Commerce Bank". Likewise, the magazine Latin Finance conceded Banco Mercantil -for the fourth consecutive year- the prize as "The 2004 Best Bank in Venezuela". On the other hand, the publication Emerging Markets selected Banco Mercantil as The Best International Commerce Commercial Bank in the Andean Region, during the meeting of the International Development Bank (IDB), which took place in Lima, Peru.
The publishing group PC News & Report awarded Banco Mercantil the prize "The Best of Dot Com" in the category Best Bank in Best Internet Banking.
Regarding social responsibility, Universidad Católica Andrés Bello awarded Banco Mercantil the Order Universidad Católica Andrés Bello, Class Unique. The Venezuelan Commission Against Drugs Abuse (CONACUID) recognized the completion of the Mercantil Anti-drugs Plan, for education and awareness of the Bank's staffs and their families about drugs abuse and prevention.

Mercantil Servicios Financieros was the only Venezuelan company selected for the "2000 Ranking" of the Forbes magazine of May 2004. This is a US publication specialized in business and finance analysis and trends of the most important worldwide corporations. Forbes's 2000 rates corporations through a compound index that includes: turnover, earnings, assets, and market value. MERCANTIL was ranked 1861 among the 2000 selected corporations *from 51 countries and 27 industrial sectors. Among the 22 South American companies present in the list,* MERCANTIL was the only Venezuelan corporation. Fifteen were Brazilian.

MERCANTIL was rated Number One among the Venezuelan financial institutions by the English magazine The Banker in its July issue, in which a ranking of the main 1000 banks worldwide is published ("Top 1000 World Banks"). Out of the top 25 Latin American banks, MERCANTIL was the only bank from Venezuela, and was ranked in the 14th position. Eight were Brazilian. Out of the top 1000, MERCANTIL was ranked 514th. This represents a recognition to the Bank's history, leadership, and firmness in the Venezuelan market. The Banker is a prestigious publication associated to the British group Financial Times.

For the fourth consecutive year the Mercantil Call Center (CAM) keeps ISO 9001:2000 Certification

In November 2004, Fondonorma finished its Follow-up Annual Audit of the Mercantil Call Center (CAM) for the certified process under the ISO 9001:2000 Standard. The auditing report points out that "none unconformity was detected", therefore, CAM keeps its ISO 9001:2000 certificate.

CAM has preserved for the fourth consecutive year the quality standards required by ISO 9001:2000 standard as well as all units involved: Mercantil's Call Center; Operating Infrastructure; Processes, Quality, and Management of Performance; Operational Risk; Corporate Services; Channels; Legal Department; Marketing; Auditing; and Corporate Communications for their cooperation and efforts to obtain the above mentioned result.
(1) Results are converted at the average exchange rate of the period. The Balance Sheet is converted at the closing exchange rate. See exchange rates on Annex VI

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C. A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(Million Bolivars, except percentages)

	US$(1) 12-31-04	12-31-04	09-30-04	12-31-03	Dec 2004 Vs. Sep 2004 Increase (decrease)	%	Dec 2004 Vs. Dec 2003 Increase (decrease)	%
CASH AND CASH EQUIVALENTS								
Cash	99	188,687	160,216	168,682	28,471	17.8 %	20,005	11.9 %
Banco Central de Venezuela	491	939,503	758,435	721,574	181,068	23.9 %	217,929	30.2 %
Venezuelan Banks and Other Financial Institutions	0	223	2,260	1,727	(2,037)	(90.2)%	(1,505)	(87.1)%
Foreign and Correspondent Banks	27	52,497	51,320	68,349	1,177	2.3 %	(15,852)	(23.2)%
Pending Cash Items	64	121,877	174,010	79,856	(52,133)	(30.0)%	42,021	52.6 %
Provision for Cash and Due from Banks	0	(3)	(1,113)	(1,249)	1,110	(99.7)%	1,246	(99.8)%
	680	1,302,783	1,145,127	1,038,939	157,656	13.8 %	263,844	25.4 %
INVESTMENT PORTFOLIO								
Investments in Trading Securities	5	10,362	40,117	14,392	(29,755)	(74.2)%	(4,029)	(28.0)%
Investments in Securities Available for Sale	2,021	3,870,128	3,758,124	2,597,331	112,003	3.0 %	1,272,797	49.0 %
Investments in Securities Held to Maturity	422	808,192	808,660	725,314	(468)	(0.1)%	82,878	11.4 %
Share Trading Portfolio	159	304,343	209,653	132,521	94,690	45.2 %	171,823	129.7 %
Investments in Time Deposits and Placements	1,227	2,350,023	2,021,388	2,028,590	328,635	16.3 %	321,433	15.8 %
Restricted Investments	221	422,582	249,130	167,072	173,451	69.6 %	255,510	152.9 %
	4,055	7,765,629	7,087,072	5,665,219	678,557	9.6 %	2,100,411	37.1 %
LOAN PORTFOLIO								
Current	3,856	7,384,726	6,133,319	4,595,660	1,251,407	20.4 %	2,789,066	60.7 %
Rescheduled	30	57,974	77,169	97,484	(19,195)	(24.9)%	(39,510)	(40.5)%
Past Due	27	52,625	100,953	78,635	(48,328)	(47.9)%	(26,009)	(33.1)%
Litigation	6	10,657	11,302	10,904	(645)	(5.7)%	(248)	(2.3)%
	3,919	7,505,982	6,322,743	4,782,683	1,183,239	18.7 %	2,723,300	56.9%
Allowance for Losses on Loan Portfolio	(101)	(193,659)	(229,278)	(209,840)	35,618	(15.5)%	16,181	(7.7)%
	3,818	7,312,323	6,093,465	4,572,843	1,218,858	20.0 %	2,739,480	59.9%
INTEREST AND COMMISSIONS RECEIVABLE	66	125,821	132,375	116,705	(6,555)	(5.0)%	9,116	7.8 %
LONG-TERM INVESTMENTS	13	23,968	29,096	16,867	(5,128)	(17.6)%	7,101	42.1 %
ASSETS AVAILABLE FOR SALE	7	12,628	11,330	16,417	1,298	11.5 %	(3,789)	(23.1)%
PROPERTY AND EQUIPMENT	123	236,186	221,367	222,119	14,819	6.7 %	14,067	6.3 %
OTHER ASSETS	171	326,669	330,022	317,033	(3,353)	(1.0)%	9,636	3.0 %
TOTAL ASSETS	8,932	17,106,007	15,049,855	11,966,142	2,056,152	13.7 %	5,139,866	43.0%

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix VI.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C. A.
CONSOLIDATED BALANCE SHEET (1)
UNAUDITED FIGURES
(Million Bolivars, except percentages)

	US$(1) 12-31-04	12-31-04	09-30-04	12-31-03	Dec 2004 Vs. Sep 2004 Increase (decrease)	%	Dec 2004 Vs. Dic 2003 Increase (decrease)	%
DEPOSITS								
Non-interest Bearing	1,214	2,325,350	1,919,784	1,601,935	405,566	21.1 %	723,415	45.2 %
Interest-Bearing	1,958	3,749,154	3,279,183	2,686,946	469,971	14.3 %	1,062,209	39.5 %
Savings Deposits	2,021	3,870,420	3,558,496	2,952,330	311,924	8.8 %	918,090	31.1 %
Time Deposits	2,021	3,871,387	3,023,789	2,359,823	847,599	28.0 %	1,511,565	64.1 %
	7,214	13,816,311	11,781,252	9,601,034	2,035,060	17.3 %	4,215,278	43.9 %
DEPOSITS AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued	53	102,131	97,431	93,550	4,700	4.8 %	8,581	9.2 %
FINANCIAL LIABILITIES	331	633,212	519,510	357,139	113,702	21.9 %	276,074	77.3 %
INTEREST AND COMMISSION PAYABLE	11	20,613	18,012	22,116	2,601	14.4 %	(1,503)	(6.8)%
OTHER LIABILITIES	348	667,007	799,632	515,515	(132,625)	(16.6)%	151,492	29.4 %
SUBORDINATED DEBT	90	172,521	172,521	137,655	0	0.0 %	34,866	25.3 %
TOTAL LIABILITIES	8,047	15,411,796	13,388,359	10,727,009	2,023,437	15.1 %	4,684,789	43.7 %
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1	2,832	2,791	2,840	41	1.5 %	(8)	(0.3)%
SHAREHOLDER'S EQUITY								
Paid-in Capital I	43	82,490	82,490	82,928	0	0.0 %	(438)	(0.5)%
CAPITAL INFLATION ADJUSTMENT	100	191,709	191,709	191,709	0	0.0 %	0	0.0 %
SHARE PREMIUM	19	36,290	36,290	36,290	0	0.0 %	0	0.0 %
CAPITAL RESERVE	85	163,672	163,672	163,672	0	0.0 %	0	0.0 %
NEGATIVE GOODWILL TRANSLATION	136	260,536	254,573	166,634	5,964	2.3 %	93,903	56.4 %
ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD	455	870,728	805,817	541,068	64,909	8.1 %	329,660	60.9 %
RETAINED EARNINGS	(68)	(129,767)	(10,247)	(12,029)	(119,520)	1,166.3 %	(117,739)	978.8 %
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE	113	215,721	134,403	66,022	81,320	60.5 %	149,698	226.7 %
TOTAL SHAREHOLDERS´ EQUITY	883	1,691,379	1,658,705	1,236,295	32,674	2.0 %	455,084	36.8 %
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	8,932	17,106,007	15,049,855	11,966,142	2,056,152	13.7 %	5,139,866	43.0 %

1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix VI.

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS. C.A.
CONSOLIDATED INCOME STATEMENT
UNAUDITED FIGURES
(Million of Bolivars, except percentages)

	Quarter ended on		Increase (decrease)		Years ended on		Increase (decrease)	
	12-31-04	12-31-03	Bolivars	%	12-31-04	12-31-03	Bolivars	%
INTEREST INCOME								
Income from Cash and Due from Banks	1,146	334	812	242.7 %	3,279	9,643	(6,365)	(66.0)%
Income from Investment Securities	131,762	133,754	(1,993)	(1.5)%	509,010	488,911	20,099	4.1 %
Income from Loan Portfolio	189,905	132,005	57,900	43.9 %	650,036	578,886	71,149	12.3 %
INTEREST INCOME	322,813	266,093	56,719	21.3 %	1,162,325	1,077,440	84,883	7.9 %
INTEREST EXPENSE								
Interest for Demand and Savings Deposits	39,654	27,031	12,623	46.7 %	131,446	101,508	29,938	29.5 %
Interest for Time Deposits	37,773	34,187	3,585	10.5 %	134,981	166,348	(31,367)	(18.9)%
Interest for Securities Issued by the Bank	3,803	4,413	(610)	(13.8)%	15,778	20,485	(4,707)	(23.0)%
Interest on Financial Liabilities	10,136	6,749	3,387	50.2 %	34,468	26,661	7,808	29.3 %
INTEREST EXPENSE	91,365	72,380	18,984	26.2 %	316,674	315,002	1,671	0.5 %
GROSS FINANCIAL MARGIN	231,448	193,713	37,735	19.5 %	845,651	762,438	83,212	10.9 %
PROVISION FOR LOAN LOSSES	53	18,259	(18,205)	(99.7)%	52,900	160,550	(107,649)	(67.1)%
NET FINANCIAL MARGIN	231,394	175,454	55,940	31.9 %	792,750	601,888	190,861	31.7 %
COMMISSIONS AND OTHER INCOME								
Trust Fund Operations	6,743	4,566	2,177	47.7 %	23,351	17,149	6,203	36.2 %
Foreign Currency Transactions	(3,338)	287	(3,625)	(1,264.1)%	(2,333)	3,361	(5,694)	(169.4)%
Commissions on Customer Account Transactions	23,541	19,246	4,295	22.3 %	72,762	69,603	3,159	4.5 %
Commissions on Letters of Credit and Guarantees Granted	4,706	2,575	2,131	82.7 %	15,821	7,263	8,558	117.8 %
Equity in Long-Term Investments	3,448	(759)	4,207	(554.1)%	16,030	6,508	9,523	146.3 %
Exchange Gains and Losses	7,293	195	7,098	3,639.4 %	82,114	48,993	33,121	67.6 %
Income (Loss) on Sale of Investment Securities	2,626	6,822	(4,197)	(61.5)%	49,072	34,955	14,116	40.4 %
Other Income	77,936	73,147	4,788	6.5 %	244,279	183,301	60,977	33.3 %
TOTAL COMMISSIONS AND OTHER INCOME	122,955	106,079	16,874	15.9 %	501,096	371,133	129,964	35.0 %
INSURANCE PREMIUMS. NET OF CLAIMS								
TOTAL INSURANCE PREMIUMS. NET OF CLAIMS	21,038	10,694	10,345	96.7 %	63,978	35,181	28,798	81.9 %
OPERATING INCOME	375,387	292,227	83,159	28.5 %	1,357,824	1,008,202	349,623	34.7 %
OPERATING EXPENSES								
Salaries and employee benefits	106,801	75,219	31,582	42.0 %	368,322	281,288	87,034	30.9 %
Depreciation. Property and Equipment Expenses. Amortization of Intangibles and Others	38,897	33,541	5,357	16.0 %	128,963	121,933	7,030	5.8 %
Fees paid to regulatory agencies	8,780	6,182	2,597	42.0 %	33,137	22,383	10,754	48.0 %
Other operating expenses	138,606	90,015	48,591	54.0 %	410,735	294,881	115,854	39.3 %
TOTAL OPERATING EXPENSES	293,085	204,957	88,127	43.0 %	941,158	720,485	220,671	30.6 %
INCOME BEFORE TAXES EXTRAORDINARY ITEM AND MINORITY INTEREST	82,302	87,270	(4,968)	(5.7)%	416,667	287,717	128,951	44.8 %
TOTAL TAXES	12,665	9,547	3,117	32.6 %	49,332	32,341	16,991	52.5 %
Minority interest	338	207	131	63.3 %	1,127	654	474	72.4 %
NET INCOME	69,299	77,516	(8,216)	(10.6)%	366,208	254,722	111,487	43.8 %
NET INCOME IN US$ (1)	36	49	(12)	(25.5)%	194	160	34	21.5 %

1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix VI.

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
Unaudited figures
(Million Bolivars, except percentages)

	Quarter ended on		Years ended	
	12-31-04	12-31-03	12-31-04	12-31-03
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	69,299	77,516	366,208	254,720
Adjustments to reconcile net income to net cash provided				
by operating activities -				
Depreciation y amortization	19,099	16,152	62,127	65,983
Provision for losses on the loan portfolio	53	18,259	52,900	160,550
Accrual for employee termination benefits	5,809	4,210	28,398	23,289
Provision for other assets	3,437	17,814	13,684	33,854
Net change in permanent investments	11,092	1,015	86,802	50,259
Minority interest payable	41	240	(8)	522
Interest and commissions receivable	6,555	(5,607)	(9,116)	(24,140)
Other assets	(13,475)	(13,852)	(54,534)	(42,363)
Other liabilities	(130,010)	42,432	150,085	88,023
Payment of employee termination benefits	(5,823)	(4,623)	(28,492)	(26,275)
Net cash provided by operating activities	(33,923)	153,555	668,054	584,422
CASH FLOWS FROM INVESTING ACTIVITIES				
Net change in investments securities	(602,501)	(240,637)	(1,930,241)	(330,585)
Net change in loan portfolio	(1,218,911)	(509,041)	(2,792,381)	(817,377)
Additions to fixed assets, net of depreciation and write-offs	(21,825)	(4,358)	(41,191)	(18,067)
Net cash flows from investing activities	(1,843,236)	(754,036)	(4,763,813)	(1,166,029)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	2,035,060	765,756	4,215,278	2,240,967
Net change in short-term liabilities	113,702	11,649	276,074	(22,434)
Net change in publicly traded debt securities issued by CNV	4,700	(10,179)	8,581	25,769
Net change in subordinated debt	0	0	34,866	22,546
Cash dividends	(4,390)	(4,402)	(34,428)	(20,926)
Shares repurchased	(119,520)	(713)	(122,295)	(2,534)
Net cash flows from financing activities	2,029,551	762,111	4,380,077	2,243,388
CASH AND CASH EQUIVALENTS				
Net increase for the period	152,393	161,629	284,318	1,661,781
At the beginning of the period	3,150,453	2,856,898	3,018,527	1,356,746
At the end of the period	**3,302,846**	3,018,527	**3,302,845**	3,018,527

MERCANTIL

APPENDIX I

STATEMENT OF SHAREHOLDERS' EQUITY

	CapitaL stock	Capital inflation adjustment	Paid-in Surplus	Legal Reserve	Translation adjustment of the assets In subsidiaries Abroad	Retained earnings	Shares repurchased held by the subsidiaries	income (loss) on investments Available for sale	Total shareholders' Equity
Balance as of December 31, 2003	82,928	191,709	36,290	163,672	166,634	541,068	(12,029)	66,022	1,236,294
Net income for the quarter						106,722			106,722
Cash dividends						(4,400)			(4,400)
Shares repurchased							484		484
Unrealized income on Investments available for sale								77,960	77,960
Translation effect of net assets in subsidiaries abroad					84,257				84,257
Balance as of march 31, 2004	82,928	191,709	36,290	163,672	250,891	643,393	(11,546)	143,984	1,501,321
Net income for the quarter						114,557			114,557
Cash dividends						(19,244)			(19,244)
Redemption of share repurchased	(438)					(4,120)	4,558		0
Shares repurchased							(656)		(656)
Unrealized income on Investments available for sale								(38,540)	(38,540)
Translation effect of net assets in subsidiaries abroad					515				515
Balance as of June 30, 2004	82,490	191,709	36,290	163,672	251,407	734,583	(7,644)	105,441	1,557,948
Net income for the quarter						75,630			75,630
Cash dividends						(4,394)			(4,394)
Redemption of share repurchased									
Shares repurchased							(2,603)		(2,603)
Unrealized income on Investments available for sale								28,959	28,959
Translation effect of net assets in subsidiaries abroad					3,167				3,167
Balance as of September 30,.2004	82,490	191,709	36,290	163,672	254,573	805,817	(10,247)	134,403	1,658,705
Net income for the quarter						69,299			69,299
Cash dividends						(4,390)			(4,390)
Redemption of share repurchased							(119,520)		(119,520)
Shares repurchased									
Unrealized income on Investments available for sale								81,319	81,319
Translation effect of net assets in subsidiaries abroad					5,963				5,963
Balance as of December 31, 2004	82,490	191,709	36,290	163,672	260,536	870,726	(129,767)	215,722	1,691,378

MERCANTIL

APPENDIX II

Mercantil Servicios Financieros
Consolidated Loan Portfolio by Classification

(In millions of Bolivars, except percentages)

By Economic Activity	12-31-04	%	09-30-04	%	12-31-03	%
Commercial	3,255,646	43.4%	3,029,957	47.9%	2,434,703	50.9%
Foreign trade	724,722	9.7%	567,951	9.0%	321,565	6.7%
Residential mortgage	188,526	2.5%	194,997	3.1%	160,802	3.4%
Industrial	851,695	11.3%	594,643	9.4%	369,692	7.7%
Construction	917,809	12.2%	742,546	11.7%	555,980	11.6%
Consumer	260,651	3.5%	227,585	3.6%	172,843	3.6%
Services	327,495	4.4%	314,185	5.0%	222,017	4.6%
Agricultural	587,029	7.8%	380,004	6.0%	243,836	5.1%
Car loans	138,122	1.8%	89,089	1.4%	59,763	1.2%
Other	254,288	3.4%	181,786	2.9%	241,482	5.0%
	7,505,982	100.0%	6,322,743	100%	4,782,683	100.0%

By Maturity	12-31-04	%	09-30-04	%	12-31-03	%
Up to six months	3,977,619	53.0%	3,082,379	48.8%	2,271,155	47.5%
Six months to one year	786,882	10.5%	645,080	10.2%	511,131	10.7%
One to two years	808,007	10.8%	664,287	10.5%	541,085	11.3%
Two to three years	441,674	5.9%	548,140	8.7%	360,798	7.5%
Three to four years	279,764	3.7%	231,630	3.7%	176,021	3.7%
Four to five years	247,832	3.3%	129,266	2.0%	194,285	4.1%
Over five years	964,204	12.8%	1,021,961	16.2%	728,208	15.2%
	7,505,982	100.0%	6,322,743	100%	4,782,683	100.0%

By Geographical Location of the Debtor	12-31-04	%	09-30-04	%	12-31-03	%
Venezuela	3,824,659	51.0%	2,858,737	45.2%	2,046,905	42.8%
United States of America	2,699,035	36.0%	2,627,174	41.6%	2,105,943	44.0%
Mexico	286,118	3.8%	291,887	4.6%	220,739	4.6%
Colombia	77,468	1.0%	67,519	1.1%	32,388	0.7%
Brazil	141,826	1.9%	93,941	1.5%	26,273	0.5%
Peru	9,962	0.1%	7,735	0.1%	20,692	0.4%
Other countries	466,914	6.2%	375,750	5.9%	329,741	6.9%
	7,505,982	100.0%	6,322,743	100%	4,782,683	100.0%

By Type of Risk	12-31-04	%	09-30-04	%	12-31-03	%
Normal	7,246,225	96.5%	5,960,074	94.3%	4,322,230	90.4%
Potential	92,488	1.2%	128,500	2.0%	128,982	2.7%
Real	117,887	1.6%	208,361	3.3%	253,281	5.3%
High	46,760	0.6%	23,993	0.4%	70,040	1.5%
Unrecoverable	2,623	0.1%	1,815	0.0%	8,149	0.1%
	7,505,982	100%	6,322,743	100%	4,782,683	100%

MERCANTIL

APPENDIX III

BANCO MERCANTIL. C,A, - BANCO UNIVERSAL
(According to rules issued by CNV) (1)
UNAUDITED CONSOLIDATED FIGURES
(Million of Bolivars, except percentages)

	US$(2) 12-31-04	12-31-04	09-30-04	12-31-03	Dec 2004 Vs. Sep 2004 Increase (decrease)	%	Dec 2004 Vs. Dec 2003 Increase (decrease)	%
SUMMARY OF BALANCE SHEET ASSETS								
Cash and Cash Equivalents	687	1,314,898	1,143,488	1,003,946	171,410	15.0 %	310,952	31.0 %
Investments Portfolio	1,850	3,542,845	3,129,166	3,005,902	413,679	13.2 %	536,943	17.9 %
Loan Portfolio	1,927	3,690,579	2,708,468	1,857,567	982,111	36.3 %	1,833,012	98.7 %
Properties and Equipment and Other Assets	246	470,699	447,934	466,737	22,765	5.1 %	3,962	0.8 %
TOTAL ASSETS	4,709	9,019,021	7,429,056	6,334,152	1,589,965	21.4%	2,684,869	42.4%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	3,858	7,389,711	5,813,480	5,147,174	1,576,231	27.1 %	2,242,537	43.6 %
Financial Liabilities and Other Liabilities	311	595,326	563,722	380,757	31,604	5.6%	214,569	56.4 %
TOTAL LIABILITIES	4,169	7,985,037	6,377,202	5,527,931	1,607,835	25.2 %	2,457,106	44.4 %
SHAREHOLDERS' EQUITY	540	1,033,984	1,051,854	806,221	(17,870)	(1.7) %	227,763	28.3 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,709	9,019,021	7,429,056	6,334,152	1,589,965	21.4 %	2,684,869	42.4 %

		Quarter ended on		Increase (decrease)		Years ended		Increase (decrease)	
	US$ (2) 12-31-04	12-31-04	12-31-03	Bolivars	%	12-31-04	12-31-03	Bolivars	%
SUMMARY OF STATEMENT OF INCOME									
Interest Income	129	247,246	236,334	10,912	4.6 %	893,816	888,940	4,876	0.5 %
Interest Expense	36	68,879	67,124	1,755	2.6 %	242,894	271,217	(28,323)	(10.4)%
Gross Financial Margin	93	178,367	169,210	9,157	5.4 %	650,922	617,723	33,199	5.4 %
Provision for Losses on Loan Portfolio	1	1,761	20,287	(18,526)	(91.3)%	45,016	147,431	(102,415)	(69.5)%
Net Financial Margin	92	176,606	148,923	27,683	18.6 %	605,906	470,292	135,614	28.8 %
Commissions and Other Income	49	93,352	63,561	29,791	46.9 %	349,461	240,788	108,673	45.1 %
Operating Income	141	269,958	212,484	92,322	43.4 %	955,367	711,080	244,287	34.4 %
Operating Expenses	114	218,836	143,052	75,803	53.0 %	666,331	510,172	156,159	30.6 %
INCOME BEFORE TAXES EXTRAORDINARY ITEM AND MINORITY INTEREST	27	51,122	69,432	16,519	23.8 %	289,036	200,908	88,128	43.9 %
Taxes	1	2,553	4,264	(1,711)	(40.1)%	17,862	11,153	6,709	60.2 %
NET INCOME	25	48,569	65,168	18,230	28.0 %	271,174	189,755	81,419	42.9 %
NET INCOME IN US$ (3)		25	41	2	4.9 %	144	119	25	20.8 %

(1) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Accounting Principles used to Prepare Financial Statements), they reflect Banco Mercantil's contribution to MERCANTIL's results.
(2) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate period-end. See exchange rates in Appendix VI

APPENDIX III

RATIOS

Banco Mercantil Operations in Venezuela (1)
(Ratios from Non-Consolidated Financial Statements)

	System average (2)	12-31-04	12-31-03
Gross financial margin / Average assets	8.7%	10.6%	12.9%
Return on average assets (ROA)	6.0%	5.6%	5.4%
Return on average equity (ROE)	40.2%	37.4%	40.1%
Non performing loans / Gross loans	1.8%	1.0%	2.9%
Allowance for loan losses / Non performing loans	216.1%	318.6%	240.1%
Allowance for loan losses / Gross loans	3.8%	3.3%	7.1%
Operating expenses / average total assets	8.3%	10.1%	9.1%

CONCILIATION OF HISTORIC PROFITS WITH THE CONTRIBUTION OF MERCANTIL'S RESULTS

(In millions of Bolivars)

	Quarters		Years	
	12-31-04	12-31-04	12-31-04	12-31-04
Historical profit (1)	94,646	90,373	355,733	236,779
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see section of accounting principles used)	(6,428)	(22,430)	(11,827)	(30,630)
Interest for Publicly traded debt securities issued to finance Banco Mercantil's investment	(1,696)	(2,775)	(9,913)	(16,394)
Elimination of transactions with related companies	(37,953)	-	(62,819)	-
	48,569	65,168	271,174	189,755

(1) Historic figures in accordance to SUDEBAN standards.
(2) Non-consolidated

MERCANTIL

APPENDIX IV

COMMERCEBANK HOLDING CORPORATION According to rules issued by CNV (1) UNAUDITED CONSOLIDATED FIGURES (Million Bolivars, except percentages)				Dec 2004 Vs. Sep 2004		Dec 2004 Vs. Dec 2003	
SUMMARY BALANCE SHEET ASSETS	12-31-04	09-30-04	12-31-03	Increase (decrease)	%	Increase (decrease)	%
ASSETS							
Cash and Cash Equivalents	26,698	24,824	45,386	1,874	7.5 %	(18,688)	(41.2)%
Investments Securities	1,842,344	1,776,218	1,473,898	66,126	3.7 %	368,446	25.0 %
Loan Portfolio	1,755,361	1,680,194	1,596,693	75,167	4.5 %	158,668	9.9 %
Properties and Equipment and Other Assets	67,966	69,261	59,670	(1,295)	(1.9)%	8,296	13.9 %
TOTAL ASSETS	3,692,369	3,550,497	3,175,647	141,872	4.0 %	516,722	16.3 %
LIABILITIES AND SHAREHOLDERS EQUITY							
Deposits	3,190,000	3,021,446	2,748,563	168,554	5.6 %	441,437	16.1 %
Financial Liabilities and Other Liabilities	312,953	350,830	261,180	(37,878)	(10.8)%	51,773	19.8 %
TOTAL LIABILITIES	3,502,953	3,372,276	3,009,743	130,676	3.9 %	493,210	16.4 %
SHAREHOLDERS' EQUITY	189,416	178,221	165,902	11,194	6.3 %	23,513	14.2 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,692,369	3,550,497	3,175,647	141,870	4.0 %	516,723	16.3 %

	Trimestres finalizados el		Increase (decrease)		12 meses finalizados el		Increase (decrease)	
	12-31-04	12-31-03	US$	%	12-31-04	12-31-03	US$	%
SUMMARY INCOME STATEMENT								
Interest Income	35,646	28,905	6,741	23.3 %	128,422	121,258	7,164	5.9 %
Interest Expense	8,339	6,721	1,618	24.1 %	29,702	26,714	2,988	11.2 %
Gross Financial Margin	27,307	22,184	5,123	23.1 %	98,720	94,544	4,176	4.4 %
Provision for Losses on Loan Portfolio	(1,000)	(500)	(500)	100.0%	3,800	7,800	(4,000)	(51.3)%
Net Financial Margin	28,307	22,684	5,623	24.8 %	94,920	86,744	8,176	9.4 %
Commissions and Other Income	4,544	4,508	36	0.8 %	19,208	18,041	1,167	6.5 %
Operating Income	32,851	27,192	5,659	20.8 %	114,128	104,785	9,343	8.9 %
Operating Expenses	18,938	19,603	(665)	(3.4)%	73,662	70,511	3,151	4.5 %
Income before Taxes	13,913	7,589	6,324	83.3 %	40,466	34,274	6,192	18.1 %
Taxes	5,025	2,941	2,084	70.9 %	14,849	12,108	2,741	22.6 %
NET INCOME	8,888	4,648	4,240	91.2 %	25,617	22,166	3,451	15.6 %

(1) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Accounting Principles used to Prepare Financial Statements), they reflect Commercebank contribution to MERCANTIL´s results.

APPENDIX IV

RATIOS
Commercenbank N.A
(Ratios from Non-Consolidated Financial Statements)

	Quarter	USA System (1)	
	12-31-04	Local Peer	Florida
Gross financial margin / Average assets	3.4%	3.6%	4.0%
Return on average assets (ROA)	0.9%	1.2%	1.0%
Return on average equity (ROE)	11.8%	13.4%	10.9%
Non performing loans / Gross loans	0.7%	0.8%	0.3%
Allowance for loan losses / Non performing loans	285%	534%	232%
Allowance for loan losses / Gross loans	2.0%	1.5%	1.2%
Operating expenses / average total assets	2.6%	2.6%	3.3%

(1) Based on June 2004 Figures.

MERCANTIL

APPENDIX V

SEGUROS MERCANTIL
(According to rules issued by CNV) (1)
UNAUDITED CONSOLIDATED FIGURES
(Million of Bolivars, except percentages)

	US$(2)				Dec 2004 Vs. Sep 2004		Dec 2004 Vs. Dec 2003	
	12-31-04	12-31-04	09-30-04	12-31-03	Increase (decrease)	%	Increase (decrease)	%
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	1	1,820	9,724	9,641	(7,904)	(81.28)%	(7,821)	(81.12)%
Investments Portfolio	118	225,123	213,409	138,198	11,714	5.49%	86,925	62.90%
Premiums receivable	23	43,624	38,838	34,437	4,786	12.32%	9,187	26.68%
Property and equipment	12	23,142	22,752	31,281	390	1.71%	(8,139)	(26.02)%
Other assets	21	40,005	39,000	31,007	1,005	2.58%	8,998	29.02%
TOTAL ASSETS	174	333,714	323,723	244,564	9,991	3.09%	89,150	36.45%
LIABILITIES AND SHAREHOLDERS' ÉQUITY								
Reserves for general risks	61	117,014	103,218	87,752	13,796	13.37%	15,466	17.62%
Claims incurred	32	61,250	53,729	49,740	7,521	14.00%	11,510	23.14%
Life Reserves and Others	3	5,400	8,434	4,760	(3,034)	(35.97)%	640	13.45%
Accounts Payable Reinsures	10	19,762	30,352	13,256	(10,590)	(34.89)%	6,506	49.08%
Other provisions and other liabilities	9	17,346	27,714	13,107	(10,368)	(37.41)%	4,239	32.34%
TOTAL LIABILITIES	115	220,772	223,447	168,615	(2,675)	(1.20)%	52,157	30.93%
SHAREHOLDERS' ÉQUITY	59	112,942	100,276	75,949	12,666	12.63%	36,993	48.71%
TOTAL LIABILITIES AND SHAREHOLDERS' ÉQUITY	174	333,714	323,723	244,564	9,991	3.09%	80,150	36.45%

	US$ (2)	Quarter ended on		Increase (decrease)		Yeras ended		Increase (decrease)	
	12-31-04	12-31-04	12-31-03	Bolivars	%	12-31-04	12-31-03	Bolivars	%
SUMMARY OF STATEMENT OF INCOME									
Earned Premiums Received	93	177,864	137,282	40,582	29.6 %	315,559	219,155	96,404	44.0 %
Claims Incurred	(56)	(107,536)	(95,711)	(11,825)	12.4 %	(197,358)	(151,048)	(46,310)	30.7 %
Commissions and Acquisition Expenses	(16)	(31,584)	(23,046)	(8,538)	37.0 %	(54,062)	(36,622)	(17,440)	47.6 %
Management Expenses	(15)	(28,905)	(21,869)	(7,036)	32.2 %	(52,813)	(35,722)	(17,091)	47.8 %
Technical Result	5	9,839	(3,344)	13,183	(394.2)%	11,326	(4,237)	15,563	(367.3)%
Income from Investments	5	8,781	8,910	(129)	(1.4) %	14,604	12,817	1,787	13.9 %
Exchange Earnings	-	-	(199)	199	(100.0)%	14,402	8,065	6,337	78.6 %
Special Reserves	(1)	(1,960)	(4,747)	2,787	(58.7)%	(3,128)	(8,367)	5,239	(62.6)%
Taxes and Contributions	(2)	(3,243)	-	(3,243)	100.0%	(5,804)	-	(5,804)	100.0 %
Net income	7	13,417	620	12,797	2,064.0 %	31,400	8,278	23,122	279.3 %
Adjustment to C.N.V. standards	(1)	(1,761)	(4,604)	2,843	(61.8)%	(639)	(5,320)	4,681	(88.0)%
NET INCOME	6	11,656	(3,984)	15,640	(392.6) %	30,761	2,958	27,803	939.9%

(1) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Accounting Principles used to Prepare Financial Statements), they reflect Seguros Mercantil´s contribution to MERCANTIL´s results.
(2) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate period-end. See exchange rates in Appendix VI

MERCANTIL

APPENDIX VI

Financial Ratios Summary

	US$ Dec 2004(1)	Quarter Dec 2004	Quarter Dec 2003	Year Dec 2004	Year Dec 2003
Net income in millions of Bolivars	36	69,299	77,516	366,208	254,722
Class A share:					
Number of shares outstanding (Issued shares minus Shares repurchased)		298,827,135	299,958,849		
Market Price in Bs.	1.8	3,500	2,550		
Average daily volume (# of Shares)		203,424	172,009		
Market Price / Book value per share		1.07	1.13		
Market Price / Period Net Earnings per share		27.3	17.7	5.2	5.4
Dividends received in Cash / Market price		0.2%	0.3%	1.7%	2.1%
Class B share:					
Number of shares outstanding (Issued shares minus Shares repurchased)		216,127,508	250,040,470		
Market Price in Bs.	1.8	3,500	2,400		
Average daily volume (# of Shares)		684,141	121,831		
Market Price / Book value per share		1.07	1.07		
Market Price / Period Net Earnings per share		27.3	16.7	5.2	5.1
Dividends received in Cash / Market price		0.2%	0.3%	1.7%	2.1%
Book value per share in Bs. (Equity / # of shares outstanding) (2)	1.7	3,285	2,248		
Total weighted outstanding shares		539,476,031	538,450,444		
Earnings per share (Net Result/ weighted outstanding shares) (2)	0.07	128	144	679	473
Profitability Ratios (%):					
Gross financial margin / Average interest earning assets		7.4%	8.4%	6.7%	8.2%
Commissions and other income as a percentage of Total income		38.4%	37.6%	40.1%	34.8%
Return on average assets (ROA)		1.9%	2.9%	2.6%	2.4%
Return on average equity (ROE)		17.9%	28.6%	23.6%	23.6%
Efficiency Ratios (%):					
Operating expenses / Average total assets		7.9%	7.4%	6.3%	6.5%
Operating expenses / Total income		75.7%	64.0%	64.4%	59.7%
Liquidity Ratios (%):					
Cash and due from banks / Deposits		9.4%	10.8%		
Cash and due from banks and Investments Portfolio / Deposits		65.6%	69.8%		
Asset Quality Ratios (%):					
Gross loans / Deposits		54.3%	49.8%		
Non performing loans/ Gross loans		0.8%	1.9%		
Allowance for loan losses / Non performing loans		306.0%	234.4%		
Allowance for loan losses / Gross loans		2.6%	4.4%		
Capital Adequacy Ratios (%):					
Shareholders equity / Assets		9.9%	10.3%		
CNV-Risk based capital (minimum required 8%)		17.9%	20.9%		
Other Ratios:					
Number of branches (3)		350	352		
Number of employees (4)		7,875	7,534		
Number of ATMs		830	713		
Number of points of sale (POS)		11,323	9,184		
Exchange rate Bs./US$ (Controlled during 2003 and 2004)		1,915.2	1,596		
Average Exchange Rate for the period (Bs/US$ 1)		1,915.2	1,596		
Inflation for the last 12 months		19.2%	27.1%		

(1) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate at close of period.
(2) Issued shares minus Shares repurchased
(3) Equity / Risk-weighted assets ratio based on Basel Bank of International Settlements standards
(4) Of these, 332 in December 2004 and 330 in December 2003 correspond to Venezuela
(5) Of these 7.181 are in Venezuela as of December 31, 2004 and 6.897 as of December 31, 2003

KEY MACROECONOMIC INDICATORS

	YEARS		QUARTERS							
	2002	2003	I03	II03	III03	IV03	I04	II04	III04	IV04
Gross Domestic Product, Var,% (1)										
Consolidated										
Oil activities	-14.2	-2.1	-39.6	17.6	-3.9	25.8	70.7	3.2	2.7	ND
Non-Oil activities	-6.0	-8.1	-19.9	-8.6	-6.8	2.7	24.8	17.3	18.6	ND
Consumer Price Index (% Change) (2)	31.2	27.1	43.2	23.7	19.6	23.2	27.9	18.9	13.7	16.7
Unemployment Rate (% Change) (3)	16.2	16.8	19.7	18.9	17.9	15.6	17.3	16.1	15.0	ND
Monetary Liquidity (% Change) (1) (4)	15.3	57.5	32.9	46.3	51.0	57.5	65.3	53.1	49.3	ND
Interest Rates (Period end) (%) (5)										
Six Main Commercial and Universal Banks										
Period-end Loan Rate										
Period-end Saving Deposit Rate	37.1	24.1	31.8	23.2	22.4	19.5	17.6	17.1	16.9	16.0
Period-end Time Deposit Rate	3.9	6.2	6.2	6.8	5.4	5.3	4.6	4.3	4.3	4.7
Exchange Rate	28.3	17.6	18.3	13.5	17.6	14.2	12.8	12.8	13.5	14.5
Period end (Bs/US$) (Bid rate)										
Annual average exchange rate: Bs./US$	1,397.8	1,596.0	1,596.0	1,596.0	1,596.0	1,596.0	1,915.2	1,915.2	1,915.2	1,915.2
Depreciation (%) (2)	1,158.9	1,604.7	1,630.7	1,596.0	1,596.0	1,596.0	1,777.5	1,915.2	1,915.2	1,915.2
External Sector (million of US$)	83.7	14.2	70.0	0.0	0.0	0.0	107.4	0.0	0.0	0.0
Trade Balance (6)										
Oil Exports	13,421	16,520	2,073	5,077	4,963	4,407	5,370	5,642	6,045	ND
Non-Oil Exports	21,532	22,052	3,340	6,013	6,325	6,374	7,113	7,945	8,647	ND
Imports	5,249	4,809	922	1,146	1,412	1,329	1,444	1,540	1,833	ND
Banco Central de Venezuela Intl. Res. (million US$)	13,360	10,341	2,189	2,082	2,774	3,296	3,187	3,843	4,435	ND
FIEM	12,003	20,666	13,736	16,932	18,485	20,666	22,560	22,522	21,135	23,462
Oil Export Average Price (US$/b)	2,857	700	1,406	1,027	699	700	702	704	706	710
Central Government (billion of Bs)	22.0	25.6	26.9	24.7	26.0	26.5	28.5	32.6	36.4	36.8
Ordinary Income	20,262	27,015	3,624	6,117	6,978	10,297	8,834	9,851	11,760	ND
Oil Income	11,323	15,282	1,376	3,514	3,854	6,539	3,914	4,843	5,870	ND
Non-Oil Income	8,939	11,733	2,248	2,603	3,124	3,758	4,920	5,008	5,890	ND
Ordinary Expenditures (7)	21,894	31,521	4,285	6,404	8,158	12,674	9,729	11,235	13,372	ND

(1) Year-on-year variation
(2) Annual Dec-Dec figures. Annualized quarterly figures
(3) Annual figures for the second semester
(4) Figure as of september 24, 2004
(5) Annual figures correspond to weighted averages
(6) Balance of payments figures. Source: BCV
(7) Does not include public debt amortization
N.D.: Not Available
FIEM: Macroeconomic Stabilization Investment Fund
Source: National Securities Commission (CNV), National Statistics Institute (INE), Ministry of Energy and Mines (MEM), Bloomberg and own calculations

MERCANTIL
SERVICIOS FINANCIEROS

10

Caracas, February 21st, 2005

Regular Shareholders' Meeting Called

The Board of Directors of Mercantil Servicios Finacieros ("Mercantil"), a Venezuelan holding company who provides financial services (Caracas Stock Market: MVZ.A y MVZ.B / ADR level 1 (OTC): MVSFY), during the meeting of February 21, 2005, called for a Regular Shareholders' Meeting to take place on March 16th, 2005, to consider the audited financial statements, results and reports from the Statutory Auditors and Board of Directors for the year 2004. In addition, the meeting will consider a cash and stock dividend proposal for the year 2005 as follows:

1) An extraordinary cash dividend of Bs. 100.00 per share payable on April 06, 2005 to shareholders registered as of April 04, 2005. The transaction date limit will be March 29, 2005. Purchases made after this date will not be entitled to this dividend payment.

2) An extraordinary stock dividend at a rate of two (2) new Class A and two (2) new Class B share per each five (5) outstanding Class A or B shares, once authorized by the National Securities Commission, giving the Board of Directors the faculty to settle the payment date and the transaction date limit before April 29, 2005.

3) Ordinary cash dividend portions 2, 3 and 4, payable during 2nd, 3rd and 4th quarters at a rate of Bs. 10,00 per share, will be distributed as follows:

   a. Portion corresponding to second quarter will be payable on May 10th, 2005 to shareholders registered as of May 05, 2005. The transaction date limit will be April 29, 2005. Purchases made after this date will not be entitled to this dividend payment.

   b. Portion corresponding to third quarter will be payable on August 10th, 2005 to shareholders registered as of August 04, 2005. The transaction date limit will be July 29, 2005. Purchases made after this date will not be entitled to this dividend payment.

   c. Portion corresponding to fourth quarter will be payable on November 10th, 2005 to shareholders registered as of November 04, 2005. The transaction date limit will be October 28, 2005. Purchases made after this date will not be entitled to this dividend payment.

Furthermore, it was informed that the Assembly will also proceed to appoint the Members of the Board of Directors and the Statutory Auditors in accordance to the Company's by-laws. Moreover, the Board of Directors will submit to consideration of the shareholders' meeting, a proposal for the eleventh phase of the company's shares repurchase program and to authorize the Board of Directors to consent the repurchase of up to 15% of its Common "A" and/or "B" shares at a rate which will not exceed Bs. 6,500 per share.

Additionally, Mercantil's Board of Directors agreed to increase the company's subscribed and paid-up capital by up to Bs. 226,749,367,200.

Furthermore Banco Mercantil's Board of Directors called for a Regular Shareholders' Meeting to take place on March 15th, 2005, to consider the audited financial statements, results and reports from the Statutory Auditors and Board of Directors for the year 2004 and to appoint the institution's Board of Directors for the years 2005-2006.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries in the Americas and Europe. Among its main subsidiaries are Banco Mercantil C.A. (Banco Universal) with 295 branches in Venezuela, Commercebank, N.A., a commercial bank in the United States with 10 branches in Southern Florida, 1 branch in New York and two Loan Production Offices in Houston and Tampa; Banco Mercantil Venezolano in Curacao, Banco del Centro in Panama, BMC Bank & Trust Limited in Cayman Islands, Banco Mercantil Schweiz A.G. in Zurich; Merinvest Sociedad de Corretaje, Investment Banking in Venezuela; Seguros Mercantil which offers life and health insurance in Venezuela and Mercantil Inversiones y Valores, holding of other minority investments.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com

MERCANTIL
SERVICIOS FINANCIEROS


SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH, D.C. SECTION
183

(12)

Caracas, March 17th 2005

At Year-End 2004

MERCANTIL SERVICIOS FINANCIEROS SHAREHOLDERS' EQUITY CLOSED AT BS. 1,691 BILLION

- During the Ordinary Shareholder's meeting, an extraordinary cash dividend of Bs. 100 per each outstanding class "A" or "B" common share was approved. An extraordinary stock dividend was also approved at a rate of two (2) new class "A" or "B" common shares per each five (5) outstanding class "A" or "B" shares.

The report presented by the Board of Directors to shareholder's consideration was approved at the General Shareholder's meeting of Mercantil Servicios Financieros ("Mercantil"), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZ.A and MVZ.B / Level 1 ADR (OTC): MSVFY) which main subsidiary in Venezuela is Banco Mercantil. Audited financial results for the year 2004 were also approved and according to Mercantil's by-laws, the designation of Principal and Alternate Directors corresponding to the years 2005-2008 were made.

During the meeting an extraordinary cash dividend of Bs. 100 per each outstanding class "A" or "B" common share were approved payable on April 6, 2005. A stock dividend was also approved at a rate of two (2) new class "A" or "B" common shares per each five (5) outstanding class "A" or "B" shares which will be allocated as determined by the Board of Directors with authorization from the Shareholders once approval is received from the National Securities Commission. This will be no later than April 29, 2005.

Additionally ordinary cash dividends for the second, third and fourth quarters were approved at a rate of Bs. 10 per share for each quarter.

Gustavo Marturet, Chairman and Chief Executive Officer of Mercantil Servicios Financieros, presided of the meeting, along with the members of the Board of Directors and the participation of the majority of the shareholders.

According to 2004 year-end results presented to the consideration of shareholders, Mercantil's shareholders Equity closed at Bs. 1,691 billion, 36.8% higher when compared to December 2003. Total Assets were Bs. 17,106 billion, 43% higher than registered on December 2003.

Financial report indicates that the quality of Mercantil Servicios Financieros' Loan Portfolio remains at very favorable levels, showing a ratio of 0.8% on its past due and in litigation loans as a percentage of gross loans. This ratio for the subsidiary Banco Mercantil is 1.0% versus 1.8% for the entire financial system and 0.6% for Commercebank in the United States. 98.4% of Mercantil's Loan Portfolio is current (97.0% as of September 2004)

Total Assets for the main subsidiary, Banco Mercantil reached Bs. 8,218 billion, 41.5% higher than registered on December 2003. Shareholder's Equity closed at Bs. 1,018 billion up 31.6% from December 2003, and net income reached Bs. 355 billion. Banco Mercantil ranks first in the Venezuelan financial system in terms of Gross Loans, with a market share of 16%. At year-end 2004 it granted loans to small and medium size companies in the services, production and commercial segments, representing a 3.4% of the institution's Gross Loans. This amount exceeds by 3% the minimum required by the General Law of Banks and Other Financial Institutions. Mercantil also granted Bs. 574 billion of its Total Loans to the agricultural activity, exceeding by Bs. 295 billion the minimum required by law, maintaining its leadership in the Venezuelan financial system.

Furthermore, Seguros Mercantil experienced an increase of 35% in Net Premiums reaching Bs. 486 billion, positioning the company as second in the national insurance company's ranking in terms of collected premiums, with a market share of 9.8%. Seguros Mercantil's net income reached Bs. 30 billion.

The subsidiary, Merinvest, reported total Assets of Bs. 59 billion during 2004, with an Equity of Bs. 55 billion and Net Income of Bs. 19 billion.

Mercantil Inversiones y Valores, holding of other minority investments reported Assets Bs. 111 billion and Shareholder's Equity of Bs. 108 billion reaching a Net Income of Bs. 13 billion.

The U.S. subsidiary, Commercebank Holding reached Assets of Bs. 7,072 billion, an Equity of Bs. 362 billion and Net Income of Bs. 48 billion.

As of December 2004, Holding Mercantil Internacional, which consolidates four (4) affiliates abroad, reached total asses of Bs. 716 billion, an Equity of Bs. 76 billion and Net Income of Bs. 3 billion.

The Assembly approved the Eleventh Phase of the company's Stock Repurchase Program for a period of six (6) months starting March 22, 2005, giving continuity to the program which started on May, 2000 aimed to add value to the institution. The Board of Directors was also authorized for the company to acquire up to fifteen percent (15%) of its "A" and/or "B" shares, representing its issued and paid-up capital including Treasury shares in this percentage.

During the Assembly it was also agreed to increase the company's subscribed and paid-in capital up to Bs. 226,749 million and to authorize the Board of Directors to issue up to 755 million common "A" or common "B" non-bearer shares with a nominal value of Bs. 150 each, without the need to call a new Shareholders meeting for this purpose.

According to Mercantil's by-laws the designation of Principal and Alternate Directors corresponding to 2005-2008 was made. Thereby, the Board of Directors and its Alternates are: Gustavo A. Marturet, Chairman; Gustavo J. Vollmer H.; Alfredo Travieso P.; Luis A. Romero.; Víctor J Sierra A.; Gustavo Vollmer A.; Jonathan Coles and Roberto Vainrub as Principal Directors and, Luis A. Marturet M.; Francisco Monaldi M.; Federico Vollmer A.; Guillermo Sosa S.; Rafael T .Hernández; Germán Sánchez Myles; Gonzalo Mendoza M.; Oscar A. Machado K.; Miguel A Capriles L.; Gustavo Machado C.; Luis A. Sanabria.; Carlos Hellmund B.; Gustavo Galdo; Luis Esteban Palacios W.; Eduardo Mier y Terán and Claudio Dolman as Alternate Directors. In the formation of this new board two new members were incorporated: Roberto Vainrub as Principal Director and Claudio Dolman as Alternate Director.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com



Caracas, April 12, 2005

MERCANTIL SERVICIOS FINANCIEROS
AGREED STOCK DIVIDEND PAYMENT

The Board of Directors of Mercantil Servicios Financieros ("Mercantil"), a Venezuelan holding company which provides financial services (Caracas Stock Market: MVZ.A and MVZ.B / ADR level 1 (OTC): MVSFY), during their meeting held today, agreed that the stock dividend approved during their meeting of March 16, 2005 will be paid to shareholders registered as of April 27, 2005. This will also be the date in which the dividend will be payout. The transaction date limit will be April 21, 2005.

The fractions of commmon shares "A" or "B" resulting from dividing by five (5) and multiplying by two (2) the outstanding shares held by each shareholder, will be purchased by "Fundación BMA" at the closing price submitted by Caracas Stock Exchange the working day prior to the dividend payment.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com